Notice of 2025 Annual Meeting of Shareholders and Proxy Statement & 2024 Annual Report on Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 14A Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. ) Filed by the Registrant [ x ] Filed by a Party other than the Registrant [ ] Check the appropriate box: [ ] Preliminary Proxy Statement [ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) [ X] Definitive Proxy Statement [ ] Definitive Additional Materials [ ] Soliciting Material Pursuant to Rule Section 240.14a-12 Arrow Financial Corporation (Name of Registrant as Specified In Its Charter) (Name of Person(s) Filing Proxy Statement, if other than the Registrant) Payment of Filing Fee (Check the appropriate box): [ X ] No fee required [ ] Fee computed on the table below per Exchange Act Rules 14a-6(i)(1) and 0-11. 1) Title of each class of securities to which transaction applies: 2) Aggregate number of securities to which transaction applies: 3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): 4) Proposed maximum aggregate value of the transaction: 5) Total fee paid: [ ] Fee paid previously with preliminary materials. [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount Previously Paid: 2) Form, Schedule or Registration Statement No.: 3) Filing Party: 4) Date Filed:

250 Glen Street Glens Falls, New York 12801 April 24, 2025 Dear Shareholder: You are cordially invited to attend the Arrow Financial Corporation Annual Meeting of Shareholders at 10:00 a.m. on June 4, 2025. The Company will host the Annual Meeting virtually. Visit our website at arrowfinancial.com for more information. As in the past, our meeting will begin with a review of all voting matters and then feature a short presentation on the Company. Additional details about the Annual Meeting and related voting instructions can be found in the following Notice of 2025 Annual Meeting of Shareholders and related Proxy Statement. We are proud of the significant milestones we accomplished in 2024, strengthening our foundation and positioning us for future growth. A defining achievement was the unification of our subsidiary banks, Glens Falls National Bank and Trust Company ("GFNB") and Saratoga National Bank and Trust Company ("SNB"), under a single brand, Arrow Bank National Association®, or Arrow Bank™. This strategic move simplifies our identity, enhances market presence and ensures continued local personalized service. Behind Arrow Bank's new name remains the same trusted people and services our customers rely on. We also expanded our footprint with the acquisition of a bank branch in Whitehall, New York, and the assets of a local insurance agency under Upstate Agency, LLC. These strategic investments enhance our offerings and increase shareholder value. During 2024 we made some key strategic decisions, including restructuring our investment portfolio and recognizing unification-related expenses, positioning us for a strong 2025. We continued delivering value to shareholders through share repurchases and increased our quarterly cash dividend to $0.28 per share. Our strength was further recognized as we were named to the prestigious Piper Sandler Sm-All Stars: Class of 2024 list and our subsidiary, Arrow Bank, formerly Glens Falls National Bank and Saratoga National Bank maintained its 5- star "Exceptional Performance" rating from BauerFinancial for the 72nd consecutive quarter. Additionally, we welcomed four new board members, each bringing valuable expertise and diverse perspectives to help guide our strategic vision. These achievements would not have been possible without the dedication of our exceptional team, who continue to serve the needs of our customers, communities and shareholders. Thank you for your trust and investment in Arrow Financial Corporation. We look forward to building on this momentum in 2025. For a better understanding of our Company, including its compensation practices and corporate governance structure, please review our attached proxy materials and Annual Report on Form 10-K. Whether or not you plan to attend the Annual Meeting this year, it is important to us that your shares are represented. We encourage you to vote your shares promptly, and in advance of the Annual Meeting. Thank you. Sincerely, /s/ Tenée R. Casaccio /s/ David S. DeMarco Tenée R. Casaccio David S. DeMarco Chair of the Board President and Chief Executive Officer

250 Glen Street Glens Falls, New York 12801 NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS April 24, 2025 To the Shareholders of Arrow Financial Corporation: The Annual Meeting of Shareholders of Arrow Financial Corporation, a New York corporation, will be held on Wednesday, June 4, 2025, beginning at 10:00 a.m. Eastern Daylight Time. The Company will host the Annual Meeting virtually. Instructions on how to participate via the Internet, including how to demonstrate proof of stock ownership, are available at: www.proxyvote.com. Shareholders may vote and submit questions prior to attending the Annual Meeting via the Internet. Please see the Additional Voting Information section of this Proxy Statement for additional important information regarding the virtual Annual Meeting. The Annual Meeting of Shareholders of Arrow Financial Corporation will consider and vote upon the following matters, as described more fully in the Proxy Statement attached to this Notice: 1. The election of four Class C Directors to three-year terms, one Class A director to the remainder of their term and one Class B director to the remainder of their term. 2. Advisory approval of our 2024 executive compensation (“Say-on-Pay”). 3. Ratification of the selection of Crowe LLP ("Crowe") as our independent auditor for 2025. 4. Any other business that may properly come before the 2025 Annual Meeting, or any adjournment or postponement thereof. Shareholders of record as of the close of business on April 7, 2025 will be entitled to vote at the 2025 Annual Meeting, or any adjournment or postponement thereof. Please see the Additional Voting Information section of the Proxy Statement for more information on how to vote. Please ensure that your shares are represented at the 2025 Annual Meeting, as your vote is important. See the attached Proxy Statement for more information on how to vote your shares. Thank you. By Order of the Board of Directors, /s/Andrew J. Wise Andrew J. Wise Corporate Secretary

250 Glen Street Glens Falls, New York 12801 PROXY STATEMENT TABLE OF CONTENTS General Voting Information 1 Voting Item 1 – Election of Four Class C Directors to Three-Year Terms, One Class A director to the remainder of their term and One Class B director to the remainder of their term 2 Voting Item 2 – Advisory Approval of Our 2024 Executive Compensation ("Say-on-Pay") 10 Voting Item 3 – Ratification of the Selection of Crowe as Our Independent Auditor for 2025 12 Audit Committee Report 15 Corporate Governance 17 Named Executive Officers 23 Litigation 24 Stock Ownership Information 25 Compensation Discussion and Analysis 27 Executive Compensation 35 Agreements With Named Executive Officers 45 Delinquent Section 16(a) Reports 49 Additional Voting Information 49 Additional Shareholder Information 53

250 Glen Street Glens Falls, New York 12801 PROXY STATEMENT General Voting Information This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (“Board”) of Arrow Financial Corporation (“Company”), a New York corporation, of proxies to be voted at the 2025 Annual Meeting of Shareholders (“Annual Meeting”) to be held virtually on June 4, 2025, at 10:00 a.m., or at any adjournment or postponement thereof. The release of the Notice Regarding the Availability of Proxy Materials, the Notice of 2025 Annual Meeting of Shareholders, the Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (collectively, the “Proxy Materials”) is scheduled to begin on April 24, 2025, to shareholders of record as of the close of business on April 7, 2025. As of the record date, there were 16,670,684 shares of Company common stock outstanding, and each share is entitled to one vote at the Annual Meeting. To vote, please follow the instructions in the Notice Regarding the Availability of Proxy Materials or in the other Proxy Materials. If you wish to receive a printed copy of the Proxy Materials, please follow the instructions in the Notice Regarding the Availability of Proxy Materials. The Proxy Materials will be mailed within three business days of receipt of your request. Shareholders who previously requested electronic copies will receive them in that format. Please be sure that your shares are represented at the Annual Meeting by completing and submitting your proxy by telephone, online or by requesting and returning a completed paper proxy card. Please see the Additional Voting Information section of this Proxy Statement for more information on how to vote. 1

Voting Item 1 – Election of Four Class C Directors to Three-Year Terms, One Class A Director to the Remainder of their Term and One Class B Director to the Remainder of their Term Summary and Board Recommendation: Item 1 at the Annual Meeting is the election of four Class C Directors to three-year terms expiring at the 2028 Annual Meeting of Shareholders, one Class A Director to the remainder of their term expiring at the 2026 Annual Meeting of Shareholders and one Class B Director to the remainder of their term expiring at the 2027 Annual Meeting of Shareholders and, in each case, until their respective successors are elected and qualified. The Board has nominated for election Tenée R. Casaccio, James M. Dawsey, Philip C. Morris and Colin L. Read, Ph.D. as Class C Directors; Daniel J. White as Class A Director and Kristine D. Duffy, Ed.D. as Class B Director. All six nominees were unanimously recommended by the Governance and Risk Committee to the Board (the "Governance Committee"), are currently serving as Directors and have been determined to be qualified and have consented to serve if elected. There are no arrangements or understandings between any Director or Director nominee and any other persons pursuant to which such person was selected as a Director or nominee. None of the Directors are party to any agreement or arrangement that would require disclosure pursuant to Listing Rule 5250(b)(3) for the National Association of Securities Dealers, Inc. ("NASDAQ®") Stock Market, where the Company’s common stock is listed. This rule requires disclosure of agreements or arrangements between a Director and a third party related to the Director's service on the Board. The Board has no reason to believe that any of these nominees will decline or be unable to serve if elected. Under applicable law and the Company’s bylaws, Directors are elected by a plurality of the shares voted at the Annual Meeting, meaning the nominees receiving the most “For” votes will be elected. For additional information regarding the vote requirements for Item 1, the treatment of abstentions and broker "non-votes" and a description of the Company’s Majority Voting Policy with respect to the election of Directors, please see the Additional Voting Information section. • Vote Recommendation: Your Board recommends you vote “For” each of its six nominees: Tenée R. Casaccio, James M. Dawsey, Kristine D. Duffy, Ed.D., Philip C. Morris, Colin L. Read, Ph.D., and Daniel J. White. Director Nomination Process: The Governance Committee is responsible for identifying and recommending to the full Board suitable nominees to serve as Directors, including incumbents. Director nominees are selected based upon the following criteria, among others: • Individual Strengths: The candidate’s knowledge, skill, experience and expertise • Board Composition: The objective of achieving certain characteristics for the Board as a group, such as diversity of background, occupation, viewpoint and other attributes • Succession Planning: Balance among age groups from those who are in mid-career to those nearing or recently entered into retirement Additionally, the Governance Committee will not generally recommend a new candidate for nomination unless the candidate has demonstrated notable leadership and accomplishment in business, higher education, politics and/or cultural endeavors. The Governance Committee further assesses a candidate’s understanding of the regulatory and policy environment in which the Company does business and the candidate's interest in the communities served by the Company. Other factors considered by the Governance Committee include a candidate’s personal character, integrity and financial acumen. For candidates with prior experience as a Director of the Company or one of its current subsidiaries, including Arrow Bank, formerly known as GFNB, and Upstate Agency, LLC ("Upstate Agency"), or its former subsidiary SNB, which merged into GFNB, such candidate's service record will be an important factor in evaluating the desirability of the candidate's continuing service as a Director. Generally, Directors may not serve on the boards of more than two other public companies and may not serve on the board of any other public 2 company whose principal business is financial services. To identify new candidates for Director, the Governance Committee will employ its own search protocols, seek suggestions from management and consider any Director nominee proposals it properly receives from shareholders. The same screening process is applied to all suggested candidates, regardless of the source. The Board will give substantial weight to the recommendations of the Governance Committee in selecting Director nominees for election and in filling Director vacancies. Under normal circumstances, the Board will not select nominees, including incumbent Directors, who have not been recommended by a majority of the members of the Governance Committee. For information on how shareholders may participate in the Director nomination process, see “Shareholder Submissions of Director Nominees for the 2026 Annual Meeting” in the Additional Shareholder Information section. Individual strengths and skills, experience, composition and succession planning are considered by the Governance Committee when identifying and approving new board candidates. Prior to the December 11, 2024 ruling by the U.S. Court of Appeals for the Fifth Circuit striking down NASDAQ’s diversity rules, the Company exceeded the requirements set forth by NASDAQ for 2024 and continues to exceed them as of the date hereof. Director Nominee and Continuing Director Biographies: We have prepared the following biographies to provide shareholders with detailed information about each continuing Director and Director nominee, all of whom are currently serving as Directors of the Company. No specific minimum qualification standards have been established. Class C Nominees (terms expiring in 2028, if elected) Tenée R. Casaccio, AIA Ms. Casaccio, age 59, was appointed Chair of the Arrow Board of Directors in June 2024 and has been a Director of the Company since 2014; she also served as a Director of the Company's subsidiary banks, GFNB and SNB, now named Arrow Bank, since 2010 and 2022, respectively. Ms. Casaccio has served as President of JMZ Architects and Planners, PC, a nationally certified Women-Owned Business Enterprise located in Glens Falls, New York, since 2009. She earned a Bachelor of Architecture degree from Virginia Tech and holds licenses to practice architecture in New York and several other states. She has been with JMZ since 1993. Ms. Casaccio has significant executive experience and a strong understanding of the New York business climate. James M. Dawsey Mr. Dawsey, age 72, was appointed a Director of the Company in November 2024; he also served as a Director of the Company’s subsidiary banks, SNB and GFNB, now named Arrow Bank, since 2010 and 2022, respectively; and a Director of the Company’s insurance subsidiary Upstate Agency, since 2022. Mr. Dawsey is the President of MLB Construction Services, LLC. He has more than 45 years of experience in construction management and operations oversight. He earned a Bachelor of Civil Engineering degree from Manhattan College and a Master of Arts in Management from the State University of New York, Plattsburgh. Mr. Dawsey holds general contractor licenses in more than 10 states and is a Commonwealth of Massachusetts Construction Supervisor Member. He also sits on the board of directors of Local Union 157 and the Eastern Contractors Association. Mr. Dawsey's ability to ensure financial strength and operational efficiency will provide valuable insight to the Board. 3

Colin L. Read, Ph.D. Dr. Read, age 65, has been a Director of the Company since 2013; he also served as a Director of the Company's subsidiary banks, GFNB and SNB, now named Arrow Bank, since 2010 and 2022, respectively. Dr. Read is a professor of economics and finance in the State University of New York system. He served as Mayor of the City of Plattsburgh, New York in 2016, after three years of service on the Clinton County Legislature. He is President of ESG Analytics Group, has taught money and finance since 1987 and teaches sustainability. He is a published author, with various contributions to print, online and television media, as well as 12 books on global finance. Dr. Read has a Ph.D. in economics from Queen’s University, an MBA from the University of Alaska, a law degree from the University of Connecticut and a master’s degree in Taxation from the University of Tulsa. Dr. Read's expertise in economics and understanding of the Plattsburgh, New York area are key strengths. Philip C. Morris Mr. Morris, age 70, was appointed a Director of the Company in November 2024; he also served as a Director of the Company’s subsidiary banks, SNB and GFNB, now named Arrow Bank, since 2017 and 2022, respectively; and as a Director of the Company's insurance subsidiary, Upstate Agency, since 2022. Mr. Morris is the CEO of Proctors Collaborative, a performing arts center in Schenectady, New York, with regional subsidiaries, TheRep, in downtown Albany, New York and Universal Preservation Hall in downtown Saratoga Springs, New York. Active in the community, Mr. Morris currently serves on the Capital Region Economic Development Council. Mr. Morris brings extensive expertise in cultural facilities and development to the Board. Class A Nominee (term expiring in 2026, if elected) Daniel J. White Mr. White, age 60, was appointed a Director of the Company and its subsidiary banks, GFNB and SNB, now named Arrow Bank, in November 2024. He is a retired Managing Partner of the KPMG, LLP ("KPMG"), Albany Upstate New York offices. Mr. White also served as a KPMG Securities and Exchange Commission ("SEC") reviewing partner that included work with some of the firm's large community bank clients in the Northeast and Midwest. He is a graduate of Siena College and a licensed CPA in New York state. He has 37 years of diversified experience serving financial services-rated entities, including publicly traded bank holding companies, community banks, foreign-owned banks, thrifts, broker- dealers, mortgage banks, asset-based lenders and commercial paper conduits. Mr. White provides the Board with extensive financial and regulatory expertise, offering valuable insight into risk management and strategic growth. 4

Class B Nominee (term expiring in 2027, if elected) Kristine D. Duffy, Ed.D. Dr. Duffy, age 59, was appointed a Director of the Company in November 2024; she also served as a Director of the Company’s subsidiary banks, GFNB and SNB, now named Arrow Bank, since 2019 and 2022, respectively; and as a Director of the Company’s insurance subsidiary Upstate Agency, since 2020. Dr. Duffy has served as the seventh President of SUNY Adirondack since 2013, and will retire from that role in July 2025. Before her current position, she served as Vice President of Enrollment Management and Student Services at Onondaga Community College and as Dean of Enrollment Management at Cayuga Community College. Dr. Duffy holds a Doctor of Education in Executive Leadership from St. John Fisher College, a Master of Science in Guidance and Counseling from Russell Sage College and a Bachelor of Science in Business Administration from SUNY Brockport. Dr. Duffy currently serves on the Warren County Economic Development Corporation. With more than 35 years of New York state higher education experience, Dr. Duffy brings personnel, strategic planning and capital fundraising expertise to the Board. Continuing Class A Directors (terms expiring in 2026) Mark L. Behan Mr. Behan, age 64, was appointed Vice-Chair of the Arrow Board of Directors in June 2024 and has been a Director of the Company since 2017; he also served as a Director of the Company’s subsidiary banks, GFNB and SNB, now named Arrow Bank, since 2015 and 2022, respectively. Mr. Behan founded Behan Communications, Inc. in 1988. Behan Communications, Inc. is a public affairs and strategic communications firm serving national and regional clients and is an adviser to chief executives in major businesses and non-profit organizations in the Capital Region of New York state. Mr. Behan serves as a director or trustee of several nonprofit organizations. Mr. Behan is a graduate of Colgate University. Mr. Behan is also a former newspaper executive with extensive knowledge of the economic, political and community issues of the Capital Region and the Adirondacks of New York state. Gregory J. Champion Mr. Champion, age 70, has been a Director of the Company since 2021; he also served as a Director of the Company's subsidiary banks, GFNB and SNB, now named Arrow Bank, since 2018 and 2022, respectively. Mr. Champion is a retired attorney who previously served as Chief Legal Officer for Syncromune, Inc., a privately held clinical stage biopharmaceutical company seeking to develop intra-tumoral immunotherapy treatment for metastatic cancer patients, and prior to that served as the managing member of the Albany, New York office of Bond, Schoeneck & King, PLLC law firm. Mr. Champion has a B.A. from St. Lawrence University and a J.D. (summa cum laude) from Syracuse University College of Law. Mr. Champion brings more than 30 years of legal experience, including advising both privately held and publicly traded companies on corporate governance matters and serving as corporate secretary. Elizabeth A. Miller Ms. Miller, age 71, has been a Director of the Company since 2017; she also served as a Director of the Company's subsidiary banks, GFNB and SNB, now named Arrow Bank, since 2015 and 2022, respectively. Ms. Miller is President and Chief Executive Officer of Miller Mechanical Services, Inc. and Miller Industrial Manufacturing in Glens Falls, New York. She is a leading commercial and residential investor in downtown Glens Falls. She holds bachelor’s and master’s degrees from the College of Saint Rose. Ms. Miller has a strong understanding of the community and its business base, particularly local manufacturing. 5

Continuing Class B Directors (terms expiring in 2027) David S. DeMarco Mr. DeMarco, age 63, has been a Director of the Company since 2023; he also served as a Director of the Company's subsidiary banks, GFNB and SNB, now named Arrow Bank, since 2022 and 2012, respectively. He has been President and Chief Executive Officer of Arrow Financial Corporation and Arrow Bank, formerly GFNB, since 2023. Mr. DeMarco joined the Company in 1987 as a commercial lender and has since served in positions of increasing responsibility within the organization. In 2013, he was named President and CEO of SNB. He earned a bachelor's degree in finance from the University of Texas at Austin. He is a graduate of the Adirondack Regional Chamber of Commerce's Leadership Program and the Stonier Graduate School of Banking. Active in the community, he serves as Chair of the Capital Region Chamber of Commerce Board of Directors and sits on the boards of various non-profits dedicated to healthcare and economic development. Mr. DeMarco brings a strategic vision, industry and community expertise and a commitment to sustainable growth to the Board. David G. Kruczlnicki Mr. Kruczlnicki, age 72, has been a Director of the Company since 1989; he also served as a Director of the Company's subsidiary banks, SNB and GFNB, now named Arrow Bank, since 2015 and 2022, respectively. Mr. Kruczlnicki is President of a consulting firm that advises nonprofits on business planning, and teaches at Siena College, Clarkson University Graduate School and UNC/Chapel Hill. He was President and CEO of Glens Falls Hospital, a large regional medical center, from 1989 until his retirement in 2013. Mr. Kruczlnicki received a bachelor’s degree from Siena College and a master’s degree from Rensselaer Polytechnic Institute. He also served on the board of directors of several affiliates of Glens Falls Hospital, numerous other health-related organizations and Pruyn & Company, a local, privately-owned paper company. As a former health care executive, Mr. Kruczlnicki has significant experience overseeing finance and human resources, as well as directorship experience from his service as a director of numerous private and regional organizations. Raymond F. O’Conor Mr. O'Conor, age 69, has been a Director of the Company since 2017; he also served as a Director of the Company's subsidiary banks, SNB and GFNB, now named Arrow Bank, since 1996 and 2022, respectively. Mr. O'Conor is CEO of Saratoga County Capital Resource Corporation, a community development agency. He was a Senior Vice President of the Company from 2009 until his retirement in 2012, and also served as President and CEO of SNB from 1995 until his retirement. He is also a published author. Mr. O'Conor has an extensive knowledge of community banking, and more specifically, the Company, as a former member of the executive management team. 6

Director Compensation: The Compensation Committee makes recommendations to the full Board regarding Director compensation. The Board itself, however, is responsible for determining the compensation payable to Directors for their services. Amounts paid for service on the boards of directors of Arrow Bank, formerly GFNB and SNB, prior to its merger with GFNB, are considered by the Board in its periodic review of total Director compensation. • Director Compensation for 2024 With respect to 2024 Director compensation, at its January 2024 meeting, the Arrow Board of Directors approved the following Director retainer fees for 2024: 2024 Director Compensation Table Annual Retainer Position $ 30,000 Arrow Director $ 24,000 GFNB Director $ 12,000 SNB Director $ 4,000 Member, Audit Committee $ 2,500 Member, Compensation Committee $ 2,500 Member, Governance Committee $ 2,500 Member, NCIA Board and Wealth Management Committee $ 2,500 Manager, Upstate Agency, LLC $ 10,000 Chair, Audit Committee $ 10,000 Chair, Compensation Committee $ 10,000 Chair, Governance Committee $ 7,500 Chair, NCIA Board and Wealth Management Committee $ 5,000 Chair, Upstate Agency, LLC $ 25,000 Chair, Arrow Board $ 10,000 Chair, GFNB Board $ 10,000 (1) Chair, SNB Board (1) At the September 2024 meeting, the Arrow Board of Directors eliminated the Annual Retainer for the Chair, SNB Board. Only non-management Directors receive compensation for their services as Directors. Management Directors (those persons who are also officers) receive no additional compensation for their services as Directors. Therefore, Mr. DeMarco, our President and CEO who is also a Director, did not receive Director compensation in 2024, although he was entitled to reimbursement of any expenses incurred in connection with his service as Director. Further, upon his appointment as Chair of the Board and until his retirement, Mr. Owens waived the member fees for each of the committees on which he served. The 2024 quarterly Director payments included a portion of the fees payable in shares of Company common stock in accordance with the Arrow Financial Corporation 2023 Directors' Stock Plan (the "2023 DSP"). In accordance with the 2023 DSP, a portion of the 2024 Directors’ fees, as determined by the Board in its sole discretion, was payable to the Directors in shares of Company common stock, as opposed to cash or any other form of compensation, subject to applicable law and the provisions of the plan. Each Director elected the percentage of their directors’ fees payable in common stock from the portion that would otherwise be payable to the Director. With respect to director compensation payable in 2024, Directors Dake, Dawsey and Miller elected to increase the portion of their fees payable in shares of the Company's common stock such that 100% of their fees would be payable in shares of the Company's common stock. 7

• Directors' Deferred Compensation Plan Under the Company’s Directors’ Deferred Compensation Plan, Directors of the Company, Arrow Bank and, prior to its merger with GFNB, SNB, may elect to defer receipt of some or all of the cash fees otherwise payable to them in any year to a later date, subject to certain limits set forth in the Deferred Compensation Plan and applicable law. Under this unfunded plan, amounts deferred are credited to the plan account of the deferring Director. The deferred amounts earn interest from time to time at a rate equal to the highest rate being paid on individual retirement accounts by Arrow Bank. Deferred amounts are ultimately distributable on a date or dates selected by the Director, subject to certain restrictions. Distributions under the plan are payable in cash, either in a lump-sum or in annual installments as the participant may choose. During 2024, no Directors elected to defer fees under the plan. • Incentive Stock-Based Compensation Under the Company’s current long-term incentive plan, the Arrow Financial Corporation 2022 Long-Term Incentive Plan (“2022 LTIP”), the Board is authorized, in its discretion and after consultation with the Compensation Committee, to make grants of stock-based incentive awards to non-management Directors of the Company as additional compensation for their service as Directors. The terms and conditions of awards granted to Directors are established by the Board itself, not by the Compensation Committee. The Board believes the grant of equity incentive awards serves an important purpose by further aligning Directors’ interests with those of our shareholders. Historically, the Board has approved annual grants of a fixed number of stock options to non-management Directors under the 2022 LTIP (and predecessor plans). These options typically vested ratably over a four- year period, subject to accelerated vesting in the event of a change-in-control of the Company. All Directors’ stock options granted under the 2022 LTIP have a maximum term of 10 years from the date of the grant and are exercisable only while the Director continues to serve in such capacity and, for a short period following termination of service. The Board may elect to accelerate the vesting of options on a case-by-case basis, to extend the period of post-termination exercisability up to the maximum term of the option and has most often elected to do so in practice. In May 2024, the Board approved a grant of restricted stock to each non-management Director under the 2022 LTIP that will vest ratably over a four-year period, reinforcing the long-term nature of the grant. The number and grant date value of all such restricted stock awards are listed in the “2024 Director Compensation Table” later in this section. Stock Ownership Guidelines In order to better align the interests of Directors with the interests of our shareholders, the Company has established individual stock ownership guidelines for non-management Directors. Under these guidelines, each non- management Director of the Company is expected to achieve, within five years following such Director's election or appointment to the Board, and thereafter to maintain as long as such Director serves as a Director, beneficial ownership of a number of shares of the Company’s stock having a market value at least equal to five times the basic annual retainer fee payable from time to time to such Director for serving on the Company’s Board. The target ownership requirement for each non-management Director is set by the Compensation Committee and Governance Committee, and measured each year using holdings valued as of the last business day of the Company's fiscal year. Common shares owned outright (including shares held jointly with immediate family members or indirectly through a trust or spouse) or held through the Company's ESOP are currently counted toward the stock ownership requirement. Unvested equity awards and unexercised stock options do not count toward the stock ownership requirement. The independent members of the Board have the discretion to address and approve exceptions. Management Directors are also subject to stock ownership guidelines as described in “Stock Ownership Policy” for Named Executive Officers in the Compensation Discussion and Analysis section. 2024 Director Compensation Table The following Director Compensation Table summarizes all compensation paid by the Company, Arrow Bank and, prior to its merger with GFNB, SNB, to the non-management Directors of the Company for the fiscal year ended December 31, 2024. Management Directors (who, in 2024, consisted solely of Mr. DeMarco) do not receive any compensation for service as Directors of the Company or its subsidiaries. Compensation received in 2024 by Mr. 8

DeMarco is reported in the “Summary Compensation Table” within the *Executive Compensation* section.

Director	Fees Earned or Paid in Cash (a)	Stock Awards (b)	Restricted Stock Awards (c)	Dividends Paid on Unvested Restricted Stock Awards	Change in Pension Value/ Nonqualified Deferred Compensation Earnings	All Other Compensation	2024 Director Compensation Total
Mark L. Behan	$ 37,063	$ 37,062	$ 10,415	$ 227	$ —	$ —	$ 84,767
Tenée R. Casaccio	48,413	46,337	10,415	227	—	—	105,392
Gregory J. Champion	36,250	36,250	10,415	227	—	—	83,142
Gary C. Dake	—	78,500	10,415	227	—	—	89,142
James M. Dawsey [(e)]	—	41,000	5,208	113	—	—	46,321
Kristine M. Duffy [(e)]	21,750	21,750	5,208	113	—	—	48,821
David G. Kruczlnicki	40,000	40,000	10,415	227	—	1,170 (d)	91,812
Elizabeth A. Miller	—	72,500	10,415	227	—	—	83,142
Philip C. Morris [(e)]	20,500	20,500	5,208	113	—	—	46,321
Raymond F. O'Conor	36,959	36,959	10,415	227	—	—	84,560
William L. Owens [(f)]	25,250	25,250	10,415	—	—	—	60,915
Colin L. Read	39,250	39,250	10,415	227	—	—	89,142
Daniel J. White [(g)]	—	—	—	—	—	—	—

(a) Represents the cash portion of the Basic Annual Retainer and fees relating to service on Boards and Committees.

(b) Represents that portion of each listed Director’s total 2024 Directors’ fees that were paid in shares of Company stock, in accordance with the 2023 DSP. For purposes of determining the number of shares of the Company’s common stock distributable to these Directors, the shares are valued at the market price of the Company’s common stock on the date of distribution, in accordance with FASB ASC TOPIC 718. In 2024, the Directors received, as payment of that portion of their basic annual retainer fee regularly payable in such year, shares of Company stock and a quarterly distribution of shares at a per share price based on the closing price of Company stock on the date of distribution. As of December 31, 2024, no non-employee Directors held any unvested stock awards under the DSP.

(c) Restricted stock awards granted to Directors are valued in accordance with FASB ASC TOPIC 718. The restricted stock awards were granted May 29, 2024. The restricted stock vests ratably over a period of four years following the date of grant. As of December 31, 2024, each non-employee Director held the following number of unvested restricted stock awards: Behan 412, Casaccio 412, Champion 412, Dake 412, Dawsey 206, Duffy 206, Kruczlnicki 412, Miller 412, Morris 206, O'Conor 412, Read 412 and White 0. As of December 31, 2024, each non-employee Director held the following aggregate number of unexercised stock options (whether vested or not vested): Behan 6,665, Casaccio 7,896, Champion 2,637, Dake 6,701, Dawsey 1,591, Duffy 1,591, Kruczlnicki 4,910, Miller 6,439, Morris 1,591, O'Conor 4,310, Owens 6,395, Read 7,011 and White 0.

(d) Represents interest earned by the listed Director during 2024 on the principal balance of the Director’s account under the Directors’ Deferred Compensation Plan.

(e) Since Directors Dawsey, Duffy and Morris were appointed to the Arrow Board in November 2024, each of these Directors' compensation is reflective of their respective term of service as a Director of GFNB and SNB.

(f) Mr. Owens retired in June 2024 and his 2024 Director compensation is reflective of the term of his service as a Director.

(g) As Director White was appointed to the Board in November 2024, he did not receive any Director compensation in 2024.

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Voting Item 2 – Advisory Approval of Our 2024 Executive Compensation ("Say-on-Pay") Summary and Board Recommendation: In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended, Item 2 is a proposal to approve on an advisory basis the Company’s 2024 executive compensation (“Say-on-Pay”), as described in the Compensation Discussion and Analysis section. This vote is not intended to address a specific item of compensation, but rather the overall compensation of the Named Executive Officers (“NEOs”) and the philosophies, policies and practices as described in this Proxy Statement. Say-on-Pay is an advisory proposal, so the Company is not required to take any action as a result of this vote. However, the Compensation Committee will be asked to review the results of the shareholder vote to determine if any additional action is required, and it will carefully consider the results as part of its regular review and recommendations regarding executive compensation. The Say-on-Pay advisory vote taken at the 2024 Annual Meeting of Shareholders was approved by our shareholders. Approval of Say-on-Pay will require the affirmative vote of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal. For additional information regarding the vote requirements for Item 2 and the treatment of abstentions and broker "non-votes," please see the Additional Voting Information section. • Vote Recommendation: Your Board recommends you vote “For,” on an advisory basis, the Company’s executive compensation, or Say-on-Pay. Say-on-Pay Details: The Company believes its executive compensation program is well-designed, appropriately aligns executive pay with Company performance and attracts, motivates and retains individuals whose interests are aligned with shareholders. Please see the Compensation Discussion and Analysis section for more information on compensation decisions and practices. As noted in the Compensation Discussion and Analysis section, the Company takes a conservative and consistent approach to its executive compensation program. We believe the program ties executive compensation in an appropriate way to corporate and individual performance in order to drive Company growth and shareholder value. We also believe the overall compensation programs use responsible and reasonable methods to motivate, retain and reward the NEOs. This approach facilitates the promotion of long-term profitability within acceptable risk parameters. The Company's key practices are highlighted below: • Say-on-Pay: Following the frequency of the Say-on-Pay advisory shareholder vote at the 2024 Annual Meeting of Shareholders, the Board determined its current intention to include an advisory vote on executive compensation every year in its Proxy Statement. This will provide annual feedback from shareholders on the Company's pay practices. • Employment Agreements: Consistent with shareholder advisory guidance, the Company's executive employment agreements provide for change of control "double trigger" severance benefits upon a termination of employment without cause or by the executive for good reason by applying the applicable multiple of two to three times to the sum of base pay plus target bonus for the relevant year instead of applying the multiple to the executive average annual taxable compensation for the five-year period prior to the change of control. • Competitive: Total executive compensation is in line with industry standards and the Company's peer group. • Balanced: The Company's annual bonus plan is a balanced program based on quantitative and qualitative assessment of both the Company’s and the individual executive’s performance. In past years when targeted financial performance was not fully achieved, individually or company-wide, based on either objective or subjective standards, or both, bonuses were materially reduced or not awarded at all, in some cases even if threshold levels of performance were in fact achieved. • Annual Review: The annual bonus is based on goals that are reviewed and updated yearly and are set to encourage long-term profitability within accepted conservative risk parameters. • Shareholder Aligned: Long-term equity-based incentives, such as restricted stock awards, recognize and encourage an alignment of executives' goals over the long term with those of the shareholders. Awards generally vest over a four-year period. 10

• Ownership Requirements: NEOs are required to own specific amounts of our stock based on their annual salaries. • No Tax Gross-Up: The Company does not have tax gross-up plans for NEOs. • No Golden Parachutes: The Company does not have "golden parachutes" for NEOs; the top change-in- control payment is capped consistent with limits in the Internal Revenue Code of 1986, as amended (the "Code") so as to prevent the triggering of excess parachute taxes on the Company. 11

Voting Item 3 – Ratification of the Selection of Crowe as Our Independent Auditor for 2025 Summary and Board Recommendation: Appointment of Independent Registered Public Accounting Firm The Audit Committee appoints our independent registered public accounting firm. In this regard, the Audit Committee evaluates the qualifications, performance and independence of our independent registered public accounting firm and determines whether to re-engage our current firm. As part of its evaluation, the Audit Committee considers, among other factors, the quality and efficiency of the services provided by the firm, including the performance, technical expertise, industry knowledge and experience of the lead audit partner and the audit team assigned to our account; the overall strength and reputation of the firm; the firm’s global capabilities relative to our business; and the firm’s knowledge of our operations. Neither Crowe nor any of its members has any direct or indirect financial interest in or any connection with us in any capacity other than as our auditors and providing audit and permissible non-audit related services. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of Crowe to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm and it is a good corporate governance practice. If our shareholders do not ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders. Representatives of Crowe are expected to attend the Annual Meeting and will respond to appropriate questions as quickly as possible after the Annual Meeting. Ratification of the selection of Crowe will require the affirmative vote of the holders of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal. As previously disclosed on the Current Report filed on March 19, 2023, as the result of a competitive selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, the Audit Committee dismissed KPMG as the Company’s independent registered public accounting firm on March 14, 2024, effective immediately. Also on March 14, 2024, the Audit Committee of the Board approved the engagement of Crowe as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The audit reports of KPMG on the Company’s consolidated financial statements for each of the two fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In the fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period through March 14, 2024, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in its report on the consolidated financial statements for such years. In the fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period through March 14, 2024, there were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K), except for the material weaknesses in the Company’s internal control over financial reporting, as previously reported in Part II, Item 9A of the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2023 and 2022, as filed with the Securities and Exchange Commission on March 11, 2024 and July 7, 2023, respectively, which are described below: • We did not maintain effective monitoring and oversight of controls including testing of management’s internal control over financial reporting and the completeness and accuracy of information presented to the Audit Committee as well as effectively performing risk assessment procedures to identify the impact of the September 2022 core banking system conversion on our internal controls over financial reporting. 12

The subject matter of this reportable event was discussed by the Audit Committee with KPMG. The Company has authorized KPMG to respond fully to the inquiries of Crowe concerning the subject matter of the reportable event. The Company provided KPMG with a copy of the disclosures contained in the Form 8-K and requested that KPMG furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements contained herein. During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through March 14, 2024, neither the Company nor anyone on its behalf consulted with Crowe with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K). Ratification of the selection of Crowe will require the affirmative vote of the holders of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal. For additional information regarding the vote requirements for Item 3 and the treatment of abstentions and broker "non-votes," please see the Additional Voting Information section. • Vote Recommendation: Your Board recommends you vote “For” the ratification of the independent registered public accounting firm, Crowe, as the independent auditor of the Company for the fiscal year ending December 31, 2025. Independent Registered Public Accounting Firm Fees: The following table sets forth the aggregate fees billed to the Company and its Subsidiaries for the fiscal year ended December 31, 2024, for services rendered by Crowe, our independent registered public accounting firm for the fiscal year ended December 31, 2024, and KPMG, our independent registered public accounting firm for the fiscal year ended December 31, 2023. Crowe started serving as our independent registered public accounting firm for the fiscal year ended December 31, 2024. Categories of Service 2024 2023 Audit Fees $ 1,403,824 $2,689,630 Audit-Related Fees — 25,000 Tax Fees 53,928 108,250 All Other Fees 22,313 — Total Fees $ 1,480,065 $2,822,880 Audit Fees Audit fees consist of the aggregate fees billed or expected to be billed by our independent registered public accounting firm for (i) auditing the Company's consolidated financial statements for the relevant fiscal year; (ii) reviewing our unaudited interim financial statement included in our Quarterly Reports on Form 10-Q filed during the relevant fiscal year; and (iii) for the integrated audit of internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act for the relevant fiscal year. Audit-Related Fees Audit-related fees consist of the aggregate fees billed by our independent registered accounting firms for audit, accounting and financial reporting related to other required SEC filings in addition to the annual audited financial statements and unaudited interim quarterly financial statements during the relevant fiscal year. Tax Fees Tax fees consist of the aggregate fees for tax-related services billed by our independent registered public 13 accounting firm for the relevant fiscal year for professional services rendered for the Company's and its subsidiaries' tax compliance, tax advice, tax planning and tax return preparation. All Other Fees All other fees consist of fees billed by our independent registered accounting firm for consultation services related to pre-implementation conversion reviews in the relevant fiscal year. The Audit Committee does not believe the rendering of these services to be incompatible with maintaining independence as our independent registered public accounting firm. Pre-Approval Policies and Procedures The Audit Committee pre-approves all services provided by our independent registered public accounting firm prior to their engagement with respect to such services. 14

Audit Committee Report Each member of the Audit Committee qualifies as independent under both the NASDAQ standards for independent directors and the more rigorous SEC standards for independent Audit Committee members. For more detail, see the Corporate Governance section. The Audit Committee assists the Board in fulfilling its oversight role relating to the Company’s financial statements and the financial reporting process, including the system of disclosure controls and the Company’s internal controls and procedures. Its duties include reviewing the independent registered public accounting firm’s qualifications and independence, the performance of the independent registered public accounting firm and the Company’s internal audit function. The duties of the Audit Committee are set forth in the Audit Committee Charter, which has been adopted by the Board and is reviewed annually by the Committee. A copy of the current charter of the Audit Committee is available on our website at www.arrowfinancial.com/corporate/ governance. The Audit Committee is responsible primarily for assisting the Board in fulfilling certain oversight responsibilities, including reviewing the financial information that will be provided to shareholders and others; appointing the independent registered public accounting firm; reviewing the services performed by the Company’s independent registered public accounting firm; directly overseeing the Internal Audit department; evaluating the Company’s accounting policies; reviewing the integrity of the financial reporting process and the internal control structure that management and the Board have established; reviewing significant financial transactions and investigating reports of wrongdoing made through the Company’s Ethics Helpline or otherwise; and ensuring implementation of corrective actions. Management of the Company is responsible for preparation and presentation of the Company’s consolidated financial statements, the effectiveness of internal control over financial reporting, and procedures that are reasonably designed to assure compliance with accounting standards and applicable laws and regulations. The Company’s independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”). The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of the Company’s financial statements or disclosures. The Audit Committee has reviewed and discussed with management and Crowe the Company’s audited consolidated financial statements as of and for the year ended December 31, 2024. The Audit Committee has also discussed with management its assertion on the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, and has discussed with Crowe the matters required to be discussed by professional standards. The Audit Committee has received and discussed the written disclosures and the letter from Crowe required by Public Company Accounting Oversight Board Rule 3526, “Communication with Audit Committees Concerning Independence.” Based on this review and discussion, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company, and management’s assertion on the design and effectiveness of internal control over financial reporting of the Company and its Subsidiaries, be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC. In fulfilling its responsibility of appointment, compensation and oversight of the services performed by the Company’s independent registered public accounting firm, the Audit Committee regularly meets with the independent registered public accounting firm and carefully reviews the responsibilities and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, overall audit strategy and timing, significant risks identified by the independent registered public accounting firm, any issues encountered during the audit, audit fees, auditor independence matters and the extent to which the independent registered public accounting firm is retained to perform non-audit related services. The Audit Committee has approved the engagement of Crowe as the Company’s independent registered public accounting firm for 2025 and the scope of its work. To ensure that the appointment of the independent registered public accounting firm is in the best interests of the Company and its shareholders, the Audit Committee annually reviews the engagement and considers several factors, including the independent registered public accounting firm’s qualifications, independence, audit approach, work quality, appropriateness of fees, and significant legal or regulatory proceedings related to the firm, along with the impact of changing auditors. The Committee has determined it is in the best interest of the shareholders to reappoint Crowe as the independent registered public accounting firm after thoroughly evaluating these factors. 15

Colin L. Read, Chair Gregory J. Champion David G. Kruczlnicki Elizabeth A. Miller Daniel J. White 16

Corporate Governance The Board’s Corporate Governance Guidelines provide the framework within which the Company’s Directors and executive officers manage the business and affairs of the Company. The Company is managed under the direction and oversight of the Board. The Board appoints the CEO, who is responsible for the day-to-day operation of the Company. The Board’s primary responsibilities, thereafter, are to oversee management and to exercise its business judgment to act in what it reasonably believes to be the best interests of the Company and its shareholders. At least once each year, the Board will review the Company’s long-term strategic plans and future key issues. The Governance Committee of the Board is responsible for reviewing with the full Board, on an annual basis, the requisite skills and characteristics of all Board members, as well as nominees for Director and the composition of the Board as a whole. This assessment will include whether individual Directors or nominees qualify as independent under applicable law and guidelines, as well as consideration of diversity, age, skills and experience of the Directors as a group in the context of the needs of the Board. The Company believes that a diverse Board advances the Company's interests by providing a variety of perspectives on important matters and improving our service to our communities. The Company has had a longstanding commitment to board diversity and currently exceeds NASDAQ diversity requirements. A majority of Directors must meet the criteria for general Board independence as required and defined by NASDAQ. Directors generally must satisfy certain other applicable laws, rules and regulations. The Board’s membership is divided into three classes, as equal in number as possible given the number of Directors. Generally, one class is elected each year by the Company’s shareholders to a term of three years. The Governance Committee identifies and recommends to the full Board suitable candidates for nomination for Director, including, when appropriate, incumbent Directors. In making its recommendations, the Governance Committee will consider any proposals it properly receives from shareholders for Director nominees. Shareholders may propose a Director candidate for consideration by the Governance Committee by following the rules described under “Shareholder Submissions of Director Nominees for the 2026 Annual Meeting” in the Additional Shareholder Information section. The Governance Committee’s recommendations of candidates for nomination will be based on its determination as to the suitability of the particular individuals, and the slate as a whole, to serve as Directors of the Company, taking into account the criteria discussed above. When evaluating incumbent Directors who are nominated for reelection, the Governance Committee considers, in addition to past performance, each such Director’s attendance record for meetings of the Company’s Board, the boards of directors of Arrow Bank, formerly GFNB, and, SNB prior to its merger with GFNB, and the committees on which the Director serves, as applicable. See “Director Nomination Process” in the Voting Item 1 – Election of Directors section for a discussion of additional criteria considered in the selection of Directors for nomination. The Board does not believe that Directors should be subject to term limits. While term limits may in some cases enhance the flow of fresh ideas and viewpoints in the boardroom, they may also result in the loss of knowledgeable and experienced Directors, whose insights into the Company and its operations typically expand and deepen over time. When evaluating whether incumbent Directors should be renominated, the Governance Committee will consider, in addition to the incumbent’s prior performance on the Board, the same general qualities and attributes, such as suitability, character, general experience and background that it applies to new candidates for Director. Additionally, the Company’s bylaws provide that Directors will retire from the Board at the first Annual Meeting of Shareholders held on or after they attain the age of 75. Board Leadership Structure: Currently, the Board leadership structure separates the roles of Chair and CEO, therefore not requiring the appointment of a lead independent Director to serve as a liaison between the Chair and the independent Directors. The Board believes that the separation of the offices of the Chair and CEO is appropriate at this time as it maximizes the effectiveness of Board leadership and allows our CEO to focus primarily on management responsibilities. Further, the Company has a Board comprised largely of Directors who qualify as “independent” under the NASDAQ general independence guidelines. The Company’s bylaws permit the Board to appoint both a chair and vice-chair, as it deems appropriate in its discretion. 17

The Governance Committee and the independent Directors will continue to evaluate the Board's leadership structure as part of its regular review of corporate governance and succession planning to ensure that it remains best suited for the Company and shareholders.

Board Committees:

The Board has three standing committees whose membership and responsibilities must meet certain NASDAQ and SEC requirements. These standing committees are the Audit, Compensation and Governance Committees (collectively, the "Committees"). The Board may from time to time establish or maintain additional committees, as it deems necessary or appropriate, the membership of which may include one or more Directors, as well as non-Directors. One such additional committee that the Board has established is the Executive Committee, which is described later in this section.

Committee Membership

The Governance Committee regularly reviews committee membership and makes recommendations for changes on an annual basis, with consideration given to the qualifications and preferences of individual Directors and the specific requirements, if any, of NASDAQ and the SEC for service on such committees. The Board gives consideration to rotating committee members periodically, to the extent feasible under applicable laws and regulations governing the membership requirements of the Committees, but the Board does not believe rotation should be mandated as policy, nor that service by a Director on a committee should be subject to term limits. All members of the three standing Committees are independent Directors, as defined (and generally required) under applicable law, rules and regulations (see "Director Independence" later in this section for more detail). A table showing the current members of each of the standing Committees follows:

Director	Audit Committee	Compensation Committee	Governance Committee
Mark L. Behan		X	
Gregory J. Champion	X		X
Gary C. Dake[(1)]		X	Chair
David G. Kruczlnicki	X	Chair	
Elizabeth A. Miller	X		X
Colin L. Read	Chair		X
Daniel J. White[(2)]	X		

(1) Mr. Dake is retiring from the Board at the Annual Meeting on June 4, 2025. At that time, his committee memberships will cease. The Board will address Mr. Dake's committee membership on or before the date of the Annual Meeting.

(2) Mr. White joined the Audit Committee effective November 5, 2024.

Each of the three standing Committees has its own charter that sets forth the purposes, goals and responsibilities of the Committee, as well as the qualifications for membership, procedures for appointing members, structure and operations and policies for Board oversight of the Committee. Each has the power to hire, at the Company's expense, independent accounting, compensation, financial, legal or other consultants, as the members may deem necessary and appropriate, consistent with the overall authority to retain such advisors as set forth in the Committee's charter, including budgeting or professional conditions and limitations. Management approval will not be required for engagement of consultants, although management normally will be advised and consulted prior to any such engagement to avoid, among other things, conflicts of interest.

Committee Descriptions

A description of each of the three standing Committees, as well as the Executive Committee, follows:

- **Audit Committee:** Dr. Read is Chair of the Audit Committee; he has served in this role since 2020. The Audit Committee's primary duties and responsibilities are to select and appoint the independent auditors each year; monitor the independence and performance of the Company's independent auditors and Internal Audit department; monitor the quality and integrity of the Company's financial reporting process and systems of internal controls regarding accounting, financial and legal compliance; and provide a means of communication among the independent auditors, management, the Internal Audit department and the

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Board. The Audit Committee also reviews business or financial transactions between the Company and Company insiders and their related parties, such as any transactions with an individual Director or business entity in which the Director has a controlling or material interest. In accordance with applicable rules, the Audit Committee must specifically approve in advance all services performed by the independent auditor. The Audit Committee met seven times in 2024, all then-serving members attended these meetings. For additional information, see the Audit Committee Report section. • Compensation Committee: Mr. Kruczlnicki is Chair of the Compensation Committee; he has served in this role since 2013. The Compensation Committee’s principal responsibility is to review and approve, not less often than annually, all aspects of the compensation arrangements and benefit plans covering the Company's executive officers, including the CEO, subject to full Board approval, where appropriate. The Compensation Committee also periodically reviews the compensation of the Board and makes recommendations to the full Board with respect to the types and amounts of compensation payable to the Directors for service on the Company’s Board, the boards of its Subsidiary banks and committees thereof. The Compensation Committee also consults with management and provides general oversight of the compensation and benefit programs and policies for employees. The Compensation Committee met five times in 2024 with one Committee member missing one meeting. For additional detail regarding executive compensation and the role of the Compensation Committee, see the Compensation Discussion and Analysis section. • Governance Committee: Mr. Dake is the Chair of the Governance Committee; he has served in this role since 2017. The Governance Committee is specifically charged with establishing procedures with respect to the Director nomination process; reviewing and considering Director nominees, including incumbent nominees, and making recommendations to the Board regarding nominees; reviewing and recommending practices and policies related to the Company's environmental, social and corporate governance strategy; reviewing annually and reporting to the Board regarding the independence of Company Directors and satisfaction by the Board and committee members of applicable requirements or qualifications; reviewing annually and reporting to the Board regarding the performance of the Board; reviewing annually Director succession planning; reviewing periodically and making recommendations regarding Company codes of conduct and ethics policies for Directors, executive officers and employees and with respect to Board policy, including the Company's committee charters; reviewing Director training initiatives; and exercising general oversight of the Company’s Enterprise Risk Management program. The Governance Committee met five times in 2024, and all then-serving members attended each of these meetings. • Executive Committee: The main purpose of the Executive Committee is to act on matters that may require immediate attention at a time when it is impractical or inconvenient to convene the entire Board. The Executive Committee has the full authority of the Board, subject to certain restrictions established by law or the Company’s governing documents. For example, the Committee is not authorized pursuant to the bylaws to make submissions to shareholders requiring shareholder approval, fill vacancies on the Board or any of its committees, fix compensation of the Board, make changes to the bylaws, or repeal any prior resolution of the Board. Because the Board believes proper governance involves the entire Board in the Company’s decision-making process, the Board strives to keep meetings of the Executive Committee to a minimum. The Executive Committee is currently comprised of the Board Chair and the Chairs of the three Board Committees. The Executive Committee did not meet in 2024. Executive Session In addition to regular Board and committee meetings, Directors meeting the general independence test under NASDAQ meet on occasion in Executive Session to discuss any matters deemed relevant to the Company’s operation and condition. No current members of management are in attendance during these sessions, which are chaired by the Board Chair. Generally, the Board Chair will poll independent Directors prior to or in connection with each Company Board meeting and, if there is a consensus to do so, an Executive Session will be held. Due to the expectation of confidentiality that characterize Executive Sessions, typically official records are not maintained during the Executive Sessions unless a binding corporate decision or action is taken. The independent Directors held five Executive Sessions in 2024. Attendance In 2024, the Board had four regularly scheduled meetings, three special Board meetings and 17 separate 19 committee meetings (five Compensation Committee meetings, seven Audit Committee meetings and five Governance Committee meetings.) One Director missed one regularly scheduled Board meeting and one Director missed one special Board meeting and all then-current Board members met the requirements of Item 402(b) of the SEC’s Regulation S-K by attending more than 75% of the meetings to which they were invited. Nine of the 10 then- current Directors attended the 2024 Annual Meeting of Shareholders. Code of Ethics The Governance Committee has adopted a Business Code of Ethics which applies to all Directors, officers and employees of both the Company and its Subsidiary banks. The Business Code of Ethics addresses a wide range of issues and is intended to satisfy the requirements for a code of conduct set forth in the listing standards issued by NASDAQ. Additionally, the Governance Committee has adopted a Financial Code of Ethics, which applies to the Company’s CEO, Chief Financial Officer ("CFO"), Principal Accounting Officer, Controller and any other officers who perform similar functions. The Financial Code of Ethics complies with the SEC’s requirements for a code of conduct established under Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC thereunder. Complete copies of each of the current charters of the Audit Committee, the Compensation Committee and the Governance Committee, as well as copies of the Corporate Governance Guidelines, the Business Code of Ethics and the Financial Code of Ethics are available on our website at www.arrowfinancial.com/corporate/governance. The Company intends to post on that page any substantive amendment to, or waiver granted from, the Financial Code of Ethics or Business Code of Ethics that relates to any element of such code enumerated in Item 406(b) of Regulation S-K within four business days of such amendment or waiver. Insider Trading Policy The Company's Policy on Insider Trading, among other things, prohibits trading in the Company’s securities when in possession of material non-public information and restricts the ability of Directors and executive officers from transacting in the Company's securities during specific blackout periods, subject to certain limited exceptions, including transactions pursuant to a Rule 10b5-1 trading arrangement that complies with the conditions of Exchange Act Rule 10b5-1. The Policy on Insider Trading is designed to promote compliance with insider trading laws, rules and regulations as well as applicable NASDAQ listing standards. The Company's officers and Directors are required to comply with the Company's Policy on Insider Trading at all times. Director Independence: Under applicable law and regulation, it is the responsibility of the Board to review and make a determination regarding the independence and qualifications of each member, as well as additional review and determination for members of certain committees. Under the NASDAQ listing standards, a majority of the members of the full Board must meet a general independence requirement. The Board has determined that the following Company Directors met this requirement: Behan, Champion, Dake, Duffy, Kruczlnicki, Miller, Morris, O'Conor, Owens (prior to his retirement), Read and White. Director DeMarco is not independent due to his position as the Company President and CEO. Directors Casaccio and Dawsey are also not independent for the reasons noted below. In making its independence determinations for individual Directors, the Board considers transactions and relationships between (i) the Company and its subsidiaries, and (ii) the Directors and/or their immediate family or any businesses they control. The Board considers the objective tests for Director independence set forth in the NASDAQ listing standards and other regulatory guidelines for such transactions and relationships, as well as a variety of subjective factors, including particular or unique relationships between the Company and the Director, even if such relationships do not exceed the specific dollar threshold that would disqualify such Director under applicable regulatory guidelines. In its review of Director independence at year-end 2024, the Board considered the following 2024 transactions between the Company and the following individual Directors: • Ms. Casaccio is President and part-owner of JMZ Architects and Planners, PC ("JMZ"), an architectural firm located in Glens Falls, New York. In 2016, GFNB engaged JMZ to provide architectural, design and space utilization services for the four buildings located in downtown Glens Falls, New York that represent Arrow Bank's main campus. The project was completed in 2023. Although there were no 2024 payments to JMZ, in 2023 payments to JMZ totaled approximately $127,000, which prevents Ms. Casaccio from being 20 independent under the NASDAQ listing standards. Accordingly, Ms. Casaccio will not be deemed to be an independent director and will not serve on any of the Board’s committees. See “Related Party Transactions” later in this section for further information on these business transactions. • Mr. Dake is President of Stewart’s Shops Corporation ("Stewart's"), a large, private company that owns and operates a regional chain of convenience stores. During 2024, the Company's Subsidiary banks paid approximately $154,000 to Stewart’s for rent and incidentals for leased space at market rates and other immaterial purchases. Additionally, in June 2024, Arrow entered into a sale-leaseback agreement with Stewart's Shops Corp. for a bank branch location. Arrow sold the property to Stewart's for $1.1 million. The sale transaction represents less than 0.01% of the annual gross revenue of Stewart’s, which approximates $2.5 billion. The subsequent lease agreement began in June 2024 and runs through May 2029, with monthly rent payments totaling $60,000 per year for the remainder of the lease. The Board has determined that the Company’s lease payments were well below the objective limits for general Director independence set forth in the NASDAQ listing standards and that the Company’s transactions with Stewart’s did not compromise his independence. • Mr. Dawsey is the President and CEO of MLB Construction Services LLC. MLB Construction Services LLC served as the Company's general contractor leading the multi-year renovation project to enhance and improve the Company's downtown Glens Falls, New York Main Campus. During 2024, Arrow Bank, formerly GFNB, and SNB, prior to its merger with GFNB, paid $86,000 to this general contractor. However, payments of $2.8 million and $10.9 million were made to MLB in 2023 and 2022, respectively, which prevents Mr. Dawsey from being independent under the NASDAQ listing standards. • Mr. Owens is Managing Partner at the law firm of Stafford, Owens, Piller, Murnane, Kelleher & Trombley, PLLC (“Stafford Owens”). Prior to Mr. Owens' June 2024 retirement from the Board, Stafford Owens received approximately $10,000 of total payments from certain bank loan customers in connection with its representation at loan closings. The Board determined that the total payments received by Stafford Owens from all sources in connection with the firm's representation of the bank prior to his 2024 retirement were well below the objective limits for general Director independence set forth in the NASDAQ listing standards and the relationship did not compromise Mr. Owens' independence through the date of his retirement. There were no “Compensation Committee interlocks,” as defined under the SEC rules, in existence during fiscal year 2024. No member of the Compensation Committee is a current or former employee of the Company or any of its subsidiaries. No member of the Compensation Committee is party to any related party transactions with the Company requiring disclosure by the Company hereunder except Director Dake (see “Related Party Transactions” later in this section). In addition to meeting NASDAQ general independence standards applicable to Directors, the Directors who serve on the Audit and/or Compensation Committees must meet certain additional independence or regulatory requirements, some of which may be more rigorous than the general standards. The Board has determined that Directors Champion, Kruczlnicki, Miller, Read and White, who constitute the Audit Committee, all meet the SEC’s more stringent independence requirements for Audit Committee members. The Board has also determined that Directors Kruczlnicki, Read and White each qualify as an “Audit Committee Financial Expert,” as defined by the SEC rules (not all Audit Committee members need to be financial experts). Further, the Board has determined that Directors Behan, Dake and Kruczlnicki, who constitute the Compensation Committee, all meet the independence requirements of NASDAQ and the SEC for Compensation Committee members. Related Party Transactions: Under the Company’s Statement of Policy with respect to Related Party Transactions, the Audit Committee or the Board itself must approve certain transactions or relationships between the Company and its “related parties,” including Directors and executive officers, as well as their immediate family members and controlled companies, if such transactions or relationships in any year will involve an aggregate dollar amount of goods, services or payments in excess of $120,000. Loans from Arrow Bank, formerly GFNB, and SNB, prior to its merger with GFNB, to Directors and executive officers, their families and controlled businesses and other related parties, are generally exempt from the above described preapproval policy, as most such loans are subject to Board preapproval under a separate federal banking law, Regulation O. 21

2024 Transactions with Related Parties During 2024, several Directors and executive officers and/or their related parties had outstanding loans from one or both of Arrow Bank, formerly GFNB, and SNB, prior to its merger with GFNB, in amounts of $120,000 or more. All such loans were made in the ordinary course of business of the relevant bank, on the bank’s standard terms and conditions, and did not involve more than normal risk of collectability or present any other preferential features. As of February 28, 2025, none of these loans were classified by the Company as a non-accrual, past due, restructured or potential problem loan. A summary of the transactions in 2024 between the Company and a related party that involved an aggregate dollar amount in excess of $120,000 follows: • Mr. Dake is President of Stewart’s Shops Corporation ("Stewart's"), a large, private company that owns and operates a regional chain of convenience stores. During 2024, the Company's subsidiary banks paid approximately $154,000 to Stewart’s for rent and incidentals for leased space at market rates and other immaterial purchases. Additionally, in June 2024, Arrow entered into a sale-leaseback agreement with Stewart's Shops Corp. for a bank branch location. The sale price of the property was $1.1 million. The lease agreement began in June 2024 and runs through May 2029, with monthly rent payments totaling $60,000 per year for the remainder of the lease. Board Risk Oversight: The Board has responsibility for the oversight of risk management within the Company. The Board and its committees regularly discuss and review with management the areas of material risk exposure, the potential impact of such risks on the Company, the steps taken to monitor Company exposure to these risks and the controls adopted to mitigate such risk exposure. The Board Committees assist the Board in fulfilling its oversight responsibilities throughout the year, as follows: • Audit Committee: Reviews financial risk exposures by monitoring the independence and performance of the Company’s internal and external auditors, and the quality and integrity of the Company’s financial reporting process and systems of internal controls. • Compensation Committee: Reviews all aspects of the compensation paid to executive officers, Directors and employees in general. The Committee assesses the ways, if any, in which any aspect of its executive compensation program may, as an unintended consequence, incentivize action or activities that expose the Company to inappropriate risks. • Governance Committee: Focuses on the management of risks associated with Board organization, membership, structure and performance through its nomination process and Director independence assessment, its review of the organizational and governance structure of the Company and its periodic review of Board practices and policies concerning environmental, social and corporate governance. In addition to these Board Committees, the Company has an Enterprise Risk Management (“ERM”) Committee at the senior management level to assist the Board by providing reasonable assurance regarding the achievement of the Company’s strategic objectives and to enhance the long-term value of the Company. The ERM Committee uses a Board-approved program that is applied both strategically and tactically, and is designed to identify, and manage on a holistic basis, potential and actual risks that may affect the Company. It is based on principles in the "Enterprise Risk Management – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and other regulatory guidance. The Board receives periodic reports from the ERM Committee, which is chaired by the Director of Compliance and Risk ("DoCR") and includes executive, senior and other designated managers as appropriate. The DoCR's primary function is to oversee risk management as well as regulatory and compliance requirements. The DoCR reports directly to the Chief Risk Officer. With regard to cyber risk, Arrow employs an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. The Board, Chief Information Officer, Director of Information Technology and our ERM Committee all have a role in the cybersecurity risk management program. The Company employs a variety of preventative and detective tools to monitor, block and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Arrow has implemented and regularly reviews and updates extensive systems of internal controls and procedures as well as corporate 22 governance policies and procedures intended to protect its business operations, including the security and privacy of all confidential customer information. Social Responsibility and Governance: The Company remains committed to responsible business practices that create long-term value for its shareholders, customers, employees and communities. The Company believes these practices are critical to attracting and retaining the best talent, meeting the evolving needs of its customers and being good stewards of its communities. The Company integrates corporate responsibility into its operations by fostering a strong governance framework, supporting community engagement and maintaining sound risk management practices. Employees and Workplace Culture Arrow strives to maintain a workplace that promotes professional growth, employee well-being and a culture of inclusion. Its policies and programs support career development, workplace safety, wellness and employee engagement to cultivate a rewarding and long-lasting work relationship. Community Commitment Arrow remains dedicated to strengthening the financial well-being of the communities we serve. One way Arrow cares for its communities is through our charitable contributions, partnerships and volunteerism. Since 2019, the Company and its team members have donated more than $3 million to non-profit organizations in its service area. The Company also engages in community development efforts through measurable and impactful employee volunteerism, financial literacy initiatives and strategic partnerships with local organizations to meet the financial needs of the low- to moderate-income population. To further assist the communities, Arrow has a lending program to facilitate first-time home ownership. Environmental Considerations The Company seeks to operate efficiently and responsibly, incorporating sustainability measures and complying with environmental regulations. This includes investments in energy-efficient infrastructure throughout its footprint and provides and encourages the use of digital banking solutions that reduce environmental impact. Governance and Risk Management Arrow maintains a strong corporate governance framework with independent board oversight, sound risk management and a commitment to data security and privacy. The Company adheres to rigorous compliance standards and proudly maintains a culture of accountability and ethical business practices. Shareholder Communications With the Board of Directors: Any shareholder communication that is sent generally to the Company or the Board is directed to the Corporate Secretary, who will review it and advise the Board of the communication. Any such shareholder communication that is directed to an individual Director, Directors or a committee of the Board will be forwarded by the Corporate Secretary to such Director(s) or committee. The Corporate Secretary will retain and make available all such communications for review by the appropriate parties and will periodically summarize and report all such shareholder communications to the Board. Shareholders may communicate to the Board, to an individual Director or Directors, or to a particular committee of the Board by directing such communication either by email to corporatesecretary@arrowbank.com or in writing to: Board of Directors – Shareholder Communications, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. If a shareholder intends such communication to be delivered to an individual Director, specific Directors, or particular committee of the Board, we request that this information be prominently displayed at the beginning of the communication. Named Executive Officers The Company's Named Executive Officers for 2024 were David S. DeMarco, President and CEO; Penko K. Ivanov, CFO, Senior Executive Vice President, Treasurer and Chief Accounting Officer ("CAO"); David D. Kaiser, Senior Executive Vice President and Chief Credit Officer ("CCO"), Andrew J. Wise, Senior Executive Vice President and Chief Risk Officer ("CRO") and Marc J. Yrsha, Senior Executive Vice President and Chief Banking Officer ("CBO"). 23

Litigation As previously disclosed in certain of the Company’s filings with the SEC, on June 23, 2023, Robert C. Ashe filed a putative class action complaint (the "Ashe Lawsuit") against the Company in the United States District Court for the Northern District of New York. In addition to the Company, the complaint names as defendants Thomas J. Murphy, the Company’s former CEO and from September 30, 2022 to February 20, 2023, its interim CFO, Edward J. Campanella, the Company’s former CFO, and Penko Ivanov, the Company’s current CFO (“Individual Defendants” and, together with the Company, the "Defendants"). The complaint alleges that the Defendants made materially false and misleading statements regarding the Company’s business, operations and compliance policies in the Company’s public filings between March 12, 2022 and May 12, 2023. The complaint further alleges that the Individual Defendants are liable for these materially false and misleading statements as "controlling persons" of the Company. Based on these allegations, the complaint brings two claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and of Section 20(a) of the Exchange Act. Mr. Ashe, on behalf of a purported class of shareholders, seeks compensatory damages as well as recovery of the costs and fees associated with the litigation. On December 5, 2023, plaintiff Ashe filed an amended complaint that changed the putative class period to the period from August 5, 2022 through May 12, 2023, but challenged substantially the same statements on the same basis. On February 9, 2024, the Company moved to dismiss the action in its entirety. On June 7, 2024, the parties reached a settlement (subject to court approval). On February 13, 2025 the court approved the settlement, which did not have a material impact on the Company’s financial results or position and was fully recognized during 2023 and the first quarter of 2024. On December 12, 2023 the Company became aware that Stephen Bull filed a complaint (the "Shareholder Derivative Complaint") on behalf of Arrow against the three Individual Defendants, as well as against all members of Arrow’s Board of Directors during the class period in Ashe. The Company is named solely as a nominal defendant in the action and would be the beneficiary of any recovery. The Shareholder Derivative Complaint alleges breaches of fiduciary duty (i) by the Ashe individual defendants based on substantially the same allegedly misleading statements pleaded in the Ashe complaint; and (ii) the Director defendants by failing to adequately oversee the individual defendants and maintain internal and disclosure controls. Plaintiffs seek (i) unspecified damages (which would be payable to the Company) for costs incurred as a result of the alleged misstatements, including costs of investigation, remediation, and litigation, (ii) repayment of the Director defendants’ compensation on an unjust enrichment theory, and (iii) an order directing the Company to take all necessary actions to reform and improve its corporate governance, and (iv) the recovery of costs and fees associated with the litigation. The Shareholder Derivative Complaint also asserts various federal securities claims based on the same alleged misrepresentations as set forth in the Ashe Lawsuit. The parties have reached a settlement in principle (subject to review and approval by the court) under which the Company has agreed to make certain adjustments to its governance structure and processes. The parties are continuing to negotiate final settlement terms. The agreed upon settlement is not expected to have a material impact on the Company's financial results or position. 24

Stock Ownership Information

Directors and Executive Officers:

The following table sets forth the beneficial ownership of the Company's common stock, as defined under SEC rules, as of April 7, 2025, the record date for the 2025 Annual Meeting, for each Director, Director nominee and NEO of the Company, as well as for all Directors and executive officers as a group.

Beneficial ownership includes all shares of common stock for which the individual has sole or shared voting power or investment power and all shares that the individual has the right to acquire within 60 days of the record date through the exercise of any option, restricted stock, RSU, warrant or right. There were 16,670,684 shares of the Company's common stock outstanding as of that date.

Name	Number of Shares Owned (a)	Restricted Shares Vesting Within 60 Days	Options Exercisable Within 60 Days	Total Beneficial Ownership of Company Common Stock	Percent of Shares Outstanding (b)
Mark L. Behan	9,410	103	5,885	15,398	*
Tenée R. Casaccio	23,455	103	7,116	30,674	*
Gregory J. Champion	7,668	103	1,857	9,628	*
Gary C. Dake	62,677	103	5,921	68,701	*
James M. Dawsey	15,796	51	1,202	17,049	*
David S. DeMarco	42,981	1,028	35,561	79,570	*
Kristine D. Duffy	4,288 (c)	51	1,202	5,541	*
Penko Ivanov	724	428	—	1,152	*
David D. Kaiser	30,038 (d)	514	35,563	66,115	*
David G. Kruczlnicki	56,882	103	4,130	61,115	*
Elizabeth A. Miller	41,575 (e)	103	5,659	47,337	*
Philip C. Morris	4,274	103	1,202	5,579	*
Raymond F. O'Conor	29,705	103	3,530	33,338	*
Colin L. Read	30,162 (f)	103	6,231	36,496	*
Andrew J. Wise	15,115	514	16,278	31,907	*
Daniel J. White	4,162	—	—	4,162	*
Marc J. Yrsha	5,494	360	5,074	10,928	*
Total Shares of Directors and Executive Officers as a Group (19 people)	393,745 (g)	4,439	149,111	547,295	*

(a) The Company has rounded partial share holdings for purposes of the table data.
(b) The use of an asterisk ("*") denotes a percentage ownership of less than 1%.
(c) Includes 790 shares held by Director Duffy's spouse.
(d) Includes 5,892 shares held in the Kaiser Family Trust.
(e) Includes 5,847 shares held in the Miller Family Partnership, L.P.
(f) Includes 3,020 shares held by Director Read's spouse.
(g) Includes 25 shares held by the spouse of an executive officer.

25

5% Shareholders: The following table sets forth the beneficial ownership of the Company’s common stock as of April 7, 2025, the record date for the 2025 Annual Meeting, by the holder known by us to be a beneficial owner of more than 5% of the outstanding shares of the Company's common stock on such date. Beneficial ownership includes all shares of common stock for which the person or entity has sole or shared voting power or investment power. Name Shares Owned Percent BlackRock, Inc. 50 Hudson Yards New York, NY 10001 1,254,712 (a) 7.53% (b) (a) The listed number of shares of the Company’s common stock by BlackRock, Inc. ("BlackRock") is based solely upon a Schedule 13G, Amendment No. 14 filed by BlackRock on January 26, 2024 with the SEC, its most recent filing. In that schedule, BlackRock reported that as of December 31, 2023, it had sole dispositive power over all such shares and the sole voting power with respect to 1,231,854 shares. BlackRock is an asset management company that provides asset management services to numerous mutual funds. (b) Percentage based on 16,670,684 shares of the Company's common stock outstanding on April 7, 2025. The Company's subsidiary bank, Arrow Bank, in its capacity as fiduciary of numerous accounts in its Wealth Management departments, including, as trustee of the Company's Employee Stock Ownership Plan (“ESOP”), held 2,025,307 shares of the Company's common stock, or 12.1% of the total shares outstanding and entitled to vote on the record date. However, Arrow Bank is not the beneficial owner of these shares. Other persons, such as the individual ESOP participants, had the sole power to vote and/or direct the disposition of these shares. See How are Dividend Reinvestment Plan and other plan shares voted? for additional information with respect to the voting of plan shares. As a result, Arrow Bank was not the beneficial owners of more than 5% of the shares of the Company's common stock outstanding and entitled to vote on the record date. 26

Compensation Discussion and Analysis The Compensation Discussion and Analysis explains our executive compensation program for our 2024 Named Executive Officers (NEOs) listed below. NEO Title David S. DeMarco President and CEO Penko Ivanov CFO, Senior Executive Vice President, Treasurer and CAO David D. Kaiser (1) Senior Executive Vice President and CCO Andrew J. Wise Senior Executive Vice President and CRO Marc J. Yrsha Senior Executive Vice President and CBO (1) David D. Kaiser will be retiring from the Company effective June 30, 2025. The Compensation Discussion and Analysis also describes the process followed by the Compensation Committee for making pay decisions, as well as its rationale for specific decisions related to 2024. It is organized as follows: • Overview • Philosophy and Program • Process • Key Compensation Decisions • Other Information Overview: The following section provides an overview of our business, 2024 performance and our key compensation actions. Business Environment and Performance Arrow completed a transformational year in 2024, marked by strategic growth, strong financial performance and a deepened commitment to its shareholders and communities. The Company successfully unified its subsidiary banks under the Arrow Bank name, reinforcing our shared vision and strengthening our regional presence. Our expansion efforts included acquiring a bank branch in Whitehall, New York, and the assets of a local insurance agency, further broadening its reach and capabilities. Financially, Arrow delivered for its shareholders, achieving net income of $29.7 million, or $1.77 per share. The Company's loan portfolio grew by $185 million, a 5.8% increase, while Arrow expanded its net interest margin and actively managed its balance sheet to position the bank for enhanced profitability. Arrow also returned value through share repurchases and an increased cash dividend, reflecting its commitment to long-term growth. In addition to the Company's strong financial performance, Arrow continued to invest in advancing its technology to deliver a superior customer experience. Summary results for the fiscal year ended December 31, 2024 include: 27

Comparison of 5 Year Cumulative Total Return for 5 Year Period Ended December 31, 2024 (Assumes Initial Investment of $100 at December 31, 2019) Arrow Financial Corporation Russell 2000 Index KBW Bank Index KBW Regional Bank Index NASDAQ Composite Index 2019 2020 2021 2022 2023 2024 75 100 125 150 175 200 225 In addition to Arrow's total shareholder return performance, the Company also highlights several important financial achievements in 2024 below. 2024 Returns 2024 Growth 2024 Asset Quality Enhan Enhanced shareholder value via share repurchases and increased cash dividends Diluted Earnings Per Share of $1.77 Return on average equity (ROE) was 7.72% Return on average assets (ROA) was 0.70% Loan growth of $185 million, or 5.8% Total deposit balances were $3.8 billion, a 3.8% increase over 2023 Net Interest Margin improved to 2.72% up from 2.65% in 2023 Maintained strong asset quality, nonperforming assets represented 0.50% of total assets as of December 31, 2024 Net loan charge-offs represented 0.09% of average loans at December 31, 2024 Philosophy and Program: The following section describes our overall compensation philosophy and program elements. Our executive compensation program is designed to attract and retain key executives and to motivate our executives to improve the Company’s long-term profitability within acceptable risk parameters. We accomplish this through a performance- based reward model including the compensation elements outlined below. Base Salary In setting or adjusting base salary levels for our NEOs, the Compensation Committee may consider the following factors: the executive’s position, recent promotions, Company and individual performance, market compensation information, experience, professional standing in the field of banking and financial services 28 and commitment to the community. Base salaries for our NEOs are reviewed and approved annually by the Compensation Committee, typically in the first quarter. Short-Term Incentive Plan ("STIP") Our STIP is based on a comprehensive quantitative and qualitative assessment of both Company and individual performance. In setting annual goals under the STIP, the Compensation Committee considers multiple inputs, including but not limited to: specific financial goals, trend analysis regarding our financial performance, general business and economic outlook and individual goals and objectives. The Compensation Committee, in its sole discretion, will determine, on a case-by-case basis, whether an NEO will receive a bonus award for the year and, if so, the amount of this bonus. The Compensation Committee meets at the beginning of each year to determine the STIP awards for the previous year when the Company’s final year-end performance is known. 2022 LTIP The 2022 LTIP aligns the interests of our NEOs with those of our shareholders and foster a long-term performance orientation. The LTIP allows for grants of various types of equity awards, such as restricted stock, restricted stock units and stock options. The Company’s annual stock awards are typically granted shortly after the close of the Company’s fiscal year, and generally vest is equal increments over a four year period. Executive Benefits Executive benefits are reviewed and approved by the Compensation Committee on an annual basis. NEOs are eligible for the benefits package we offer to our full-time employees, which includes medical, dental, life/ long-term disability insurance and qualified retirement plans. In addition, our executive compensation program includes a Supplemental Executive Retirement Plan ("SERP"), Deferred Compensation Plan and limited executive perquisites (the personal use of a company automobile, reimbursement of country club dues and a golf course membership, as applicable). See the following sections for additional information on these programs: • "Pension Benefits and Table" – contained in the Executive Compensation section ◦ "Nonqualified Deferred Compensation" – contained in the Executive Compensation section ◦ Agreements with Named Executive Officers section Compensation Policies and Features We believe the following practices and policies within our program promote sound compensation governance and are in the best interests of our shareholders and executives. What We Do What We Don't Do ☑ Maintain hedging and pledging policies that prohibit Directors and officers who are subject to SEC Section 16 reporting from entering into financial transaction designed to hedge or offset any decrease in market value of Company common stock ☑ No tax gross ups ☑ Maintain a clawback policy ☑ No stock option repricing ☑ Maintain a stock ownership policy ☑ Maintain an insider trading policy ☑ Provide for "double-trigger" mechanism for change in control payments 29

Process:

The following section describes the process and key inputs that are considered in making decisions regarding NEO compensation.

Role of the Compensation Committee, Independent Consultants and Executive Leadership
Each year the Compensation Committee discusses, reviews, recommends and approves certain actions related to NEO compensation and our overall compensation program. The Compensation Committee utilizes outside advisors in certain cases to assist them in the review and decision-making process.

- **The Compensation Committee:** Oversees our executive compensation policies and process. The Compensation Committee is responsible for the final decisions on components of executive compensation for the CEO and the other NEOs and makes recommendations to the full Board, as appropriate. The Compensation Committee is also responsible for reviewing and approving all aspects of compensation of our CEO and other NEOs, and it considers input from the CEO and the full Board on key compensation policy issues.
- **The Committee's Independent Consultant:** The Compensation Committee periodically retains the services of Pearl Meyer & Partners, LLC ("Pearl Meyer") to provide assistance regarding executive and Director compensation, support with compensation policies and proxy disclosures. Pearl Meyer provided no other consulting services in 2024 and has certified its independence for the Committee.
- **Executive Leadership:** Our CEO provides the Compensation Committee with an annual review of the achievement for the Company's performance and the NEO's individual goals. Executive leadership provides information and data on Company and individual performance and executive compensation to the Compensation Committee. Although our CEO and executive leadership provide insight and recommendations regarding NEO compensation, the Compensation Committee is solely responsible for NEO compensation. Where appropriate, the Board will also make recommendations or determinations regarding NEO compensation.

Peer Group Considerations

Executive Leadership uses peer group data as a point of reference to provide a competitive level of total compensation to our executive team. We do not target our compensation levels solely based on peer group data.

The starting point for our peer group analysis is the New York Bankers Association ("NYBA") Pearl Meyer Survey Report, supplemented by additional data from appropriate peers based on comparable attributes such as size, product offerings and geographical location.

Our compensation benchmarking process resulted in the following combined peer group:

Bar Harbor Bank & Trust	Eastern Bank	OceanFirst Bank
Brookline Bancorp	Five Star Bancorp	Pathfinder Bancorp, Inc.
Canandaigua National Corporation	HarborOne Bank	PeoplesBank
Camden National Corporation	Kearny Bank	The Washington Trust Company
Chemung Financial Corporation	NBT Bank, NA.	Trustco Bank Corp. NY
Columbia Bank (NJ)	Needham Bank	Tompkins Financial Corporation
ConnectOne Bancorp, Inc.	Northwest Bankshares Inc.	

Periodically, we commission an independent outside consulting firm to conduct a comprehensive review of the Company's executive compensation program. These periodic reviews provide an independent and objective analysis of all elements of compensation, individually and in aggregate, relative to market and peer group practices.

Previous Say-on-Pay Vote Results
In 2024, 89% of our votes cast were in favor of our "say-on-pay" vote.

Key Compensation Decisions:
The following section describes the decisions made regarding Executive compensation.

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Base Salary Decisions

The Compensation Committee reviews the current base salaries for our NEOs each year. The Committee approved the base salaries below for Mr. DeMarco and the other NEOs, effective February 1, 2024.

Named Executive Officer	2023 Salary	2024 Salary	% Increase from 2023
David S. DeMarco	$575,000	$695,000	20.90 %
Penko Ivanov	$390,000	$410,000	5.10 %
David D. Kaiser	$350,000	$365,000	4.30 %
Andrew J. Wise	$350,000	$365,000	4.30 %
Marc J. Yrsha [(1)]	n/a	$325,000	n/a

[(1)] Mr. Yrsha was not an NEO in 2023

In early 2025, the Compensation Committee approved the following base salaries for 2025:

Named Executive Officer	2025 Salary	% Increase from 2024
David S. DeMarco	$715,850	3.00 %
Penko Ivanov	$422,300	3.00 %
David D. Kaiser	$375,950	3.00 %
Andrew J. Wise	$375,950	3.00 %
Marc J. Yrsha	$375,950	15.70 %

STIP Award Decisions

The Compensation Committee receives input from the CEO for the assessment of the other NEOs performance, which is primarily based on execution of the Company's strategic plan. Similarly, the Compensation Committee determines the STIP for the CEO based on the Company's execution of its strategic plan and the CEO's overall leadership performance. The Compensation Committee sets goals that will result in bonus awards based on the financial performance of the Company.

The chart below reflects each individual's target STIP opportunity. The maximum opportunity is 150% of target.

Named Executive Officer	Base Salary	Target STIP %	Threshold STIP Payout Opportunity	Target STIP Amount	Maximum STIP Payout Opportunity
David S. DeMarco	$695,000	50%	$173,750	$347,500	$431,250
Penko Ivanov	$410,000	40%	$82,000	$164,000	$234,000
David D. Kaiser	$365,000	40%	$73,000	$146,000	$210,000
Andrew J. Wise	$365,000	40%	$73,000	$146,000	$210,000
Marc J. Yrsha	$325,000	40%	$65,000	$130,000	$120,250

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The following tabular list shows the most important financial performance measures and goal weighting for 2024.

Company Performance Measure	Target Weight (% of Financial Goals Only)	Target Goal	Actual Achieved[1]	Actual Result
Earnings Per Share (EPS)	80%	$2.35	$2.05	Between Threshold & Target
Tangible Book Value (TBV) Growth	5%	6.50%	6.52%	Between Target & Maximum
Return on Assets (ROA)	5%	0.95%	0.81%	Between Threshold & Target
Non-Performing Loans	5%	0.50%	0.62%	Between Threshold & Target
Net Charge-Offs	5%	0.15%	0.06%	Maximum

(1) Actual performance measures achieved have been adjusted for non-core financial items that were approved by the Board of Directors and the Compensation Committee, as disclosed in the Company's fourth quarter investor deck filed as an attachment to the Current Report on Form 8-K filed January 30, 2025.

The following table shows the 2024 STIP award payments that were made in February 2025, which were determined in the sole discretion of the Compensation Committee.

Named Executive Officer	2024 Annual Incentive Actual Awards	
	Amount	% of Base Target
David S. DeMarco	$312,750	90.0%
Penko Ivanov	$151,700	92.5%
David D. Kaiser	$135,050	92.5%
Andrew J. Wise	$135,050	92.5%
Marc J. Yrsha	$120,250	92.5%

LTIP Award Decisions

At its February 2024 meeting, the Compensation Committee awarded restricted stock to our NEOs which vest 25% per year over a four year period:

Named Executive Officer	Restricted Stock Awards in May 2024 (# shares)	Grant Date Fair Value of May 2024 Restricted Stock Awards
David S. DeMarco	4,111	$103,926
Penko Ivanov	1,713	$43,305
David D. Kaiser	2,056	$51,976
Andrew J. Wise	2,056	$51,976
Marc J. Yrsha	1,439	$36,378

In early 2025, the Compensation Committee approved the following restricted stock awards to our NEOs:

Named Executive Officer	Restricted Stock Awards in January 2025 (# shares)	Grant Date Fair Value of January 2025 Restricted Stock Awards
David S. DeMarco	8,798	$243,265
Penko Ivanov	3,708	$102,526
David D. Kaiser	3,301	$91,273
Andrew J. Wise	3,301	$91,273
Marc J. Yrsha	2,939	$81,263

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Compensation Summary The charts below show the elements of pay and their relative magnitude for our President and CEO, Mr. DeMarco, and our other NEOs as of December 31, 2024 (as disclosed in the Summary Compensation Table). David S. DeMarco, President and CEO 56% 9% 25% 8% 2% Salary Restricted stock awards Non-equity incentive plan compensation Change in pension value and nonqualified deferred compensation earnings Other Average for Remaining NEOs 60% 7% 22% 4% 7% Salary Restricted stock awards Non-equity incentive plan compensation Change in pension value and nonqualified deferred compensation earnings Other Other Information: The following are other aspects of our compensation that are material to our overall program, process and decisions. Risk Oversight - Compensation The Board of Directors, Compensation Committee and executive leadership will endeavor to ensure that proper policies are maintained and followed, to monitor compensation levels carefully and ensure they reflect an appropriate balance of pay-for-performance within acceptable risk parameters. Executive leadership annually monitors and assesses our existing compensation programs, reporting to the Compensation Committee, including with respect to incentives; plan designs; existence of management and Compensation Committee oversight; existence of appropriate risk mitigants; and assigns a risk rating based on their assessment. The Company has determined its compensation programs and policies do not create excessive and unnecessary risk. Impact of Accounting and Tax on the Form of Compensation The Compensation Committee and executive leadership consider the accounting and individual and corporate tax consequences of the compensation plans prior to making changes. The Compensation Committee has considered 33 the impact of the expense, which will be recognized by the Company in accordance with FASB ASC TOPIC 718, on the Company’s use of long-term equity incentives. The Compensation Committee believes it is important and necessary that it retain the discretion to provide and revise compensation arrangements as it determines are in the best interest of the Company and its shareholders. Compensation Committee Report: The Compensation Committee of the Board has reviewed and discussed with executive leadership the Compensation Discussion and Analysis section, as required by Item 402(b) of the SEC’s Regulation S-K and the Compensation Committee’s Charter. Based on its review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement. David G. Kruczlnicki, Chair Mark L. Behan Gary C. Dake 34

Executive Compensation

This *Executive Compensation* section includes several tables with details of the compensation actually paid and/or awarded to certain NEOs of the Company for each of the last three fiscal years. Tables included in this section are:

- Summary Compensation
- Grants of Plan-Based Awards
- Outstanding Equity Awards at Fiscal Year-End
- Option Exercises and Stock Vested
- Pension Benefits

Summary Compensation Table:

The following table sets forth information concerning total compensation paid to and compensatory awards received by each of the NEOs for each of the relevant years:

Name and Principal Position	Year	Salary	Bonus (a)	Restricted Stock Awards (b)	Option Awards (c)	Non-Equity Incentive Plan Compensation (d)	Change in Pension Value and Non-qualified Deferred Compensation Earnings (e)	All Other Compen-sation (f)	Total
David S. DeMarco, Senior Executive Vice President and CEO	2024	$695,000	—	$103,926	$ —	$ 312,750	$ 96,736	$ 25,274	$ 1,233,686
	2023	502,308	—	—	40,100	215,625	151,195	34,304	943,532
	2022	395,000	—	—	38,250	176,557	98,377	34,005	742,189
Penko Ivanov, Senior Executive Vice President, CFO, Treasurer and CAO	2024	410,000	—	43,305	—	151,700	11,329	43,487	659,821
	2023	310,154	40,000	—	—	97,500	—	21,678	469,332
David D. Kaiser, Senior Executive Vice President and CCO	2024	365,000	—	51,976	—	135,050	46,984	35,935	634,945
	2023	336,538	—	—	40,100	105,000	108,509	34,489	624,636
	2022	325,000	—	—	38,250	145,268	71,538	32,769	612,825
Andrew J. Wise, Senior Executive Vice President and CRO (g)	2024	365,000	—	51,976	—	135,050	24,759	48,344	625,129
	2023	336,538	—	—	40,100	105,000	47,382	41,458	570,478
	2022	325,000	—	—	38,250	145,268	21,388	40,358	570,264
Marc J. Yrsha, Senior Executive Vice President and CBO	2024	325,000	—	36,378	—	120,250	10,126	45,437	537,191

(a) Mr. Ivanov received a sign-on bonus of $40,000 after 90 days of employment.

(b) This column sets forth the grant date fair value of the restricted stock granted under the Company's 2022 LTIP for each of the listed years, calculated in accordance with FASB ASC TOPIC 718 using the assumptions referred to in the Company's financial statements, footnotes to financial statements and Management's Discussions and Analysis in the Company's Form 10-K for the year ended December 31, 2024. The estimated value of each share of restricted stock granted in 2024 under the 2022 LTIP was $25.28, the closing price of our common stock on the date of the grant.

(c) This column sets forth the grant date fair value of option awards granted under the Company's

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compensatory stock plans for each of the listed years, calculated in accordance with FASB ASC TOPIC 718 using the assumptions referred in the Company's financial statements, footnotes to financial statements and Management's Discussions and Analysis in the Company's Form 10-K for the year ended December 31, 2024. The grant date fair value of each stock option granted under the 2022 LTIP, in each case using the Black-Scholes model to estimate fair value, was $7.65 per option share in 2022 (all grants were made January 26, 2022) and $8.02 per option share in 2023 (all grants were made February 1, 2023). All such stock options vest ratably in equal installments over the first four anniversaries following the date of grant.

(d) This column sets forth the STIP payments made for each of the listed years, based on the financial performance of the Company, strategic Company results and individual performance factors during that year, as applicable. STIP amounts payable for a given year are generally paid in February of the succeeding year.

(e) This column sets forth the actuarial increase during each of the listed years in the present value of the retirement benefits under qualified pension plans and nonqualified deferred compensation plans established by the Company that cover such NEO, determined using interest rate, mortality rate and other assumptions consistent with those used in the Company's financial statements. The net increase (decrease) in the present value of retirement benefits reported for each of the NEOs for 2024 includes (i) under the Company's Employees' Pension Plan ("Pension Plan"), $318,761 for Mr. DeMarco, $11,329 for Mr. Ivanov, $137,374 for Mr. Kaiser, $56,036 for Mr. Wise and $10,126 for Mr. Yrsha and (ii) under the Company's SERP, $(222,025) for Mr. DeMarco, $(90,390) for Mr. Kaiser and $(31,277) for Mr. Wise.

(f) All Other Compensation includes the following components for 2024:

Name	Company Contribution to ESOP	Life Insurance & Long Term Disability Premiums Paid by Company for Benefit of NEO	Dollar Value of Discount in Share Price for Company Common Stock Purchased Under Employees' Stock Purchase Plan	Perquisites Received Greater than $10,000 (1)	Dividends Paid on Unvested Restricted Stock Awards	Total Other Compensation
David S. DeMarco	$ 20,700	$ 1,146	$ 1,167	$ —	$ 2,261	$ 25,274
Penko K. Ivanov	17,977	2,159	940	21,469	942	43,487
David D. Kaiser	20,700	1,146	61	12,897	1,131	35,935
Andrew J. Wise	20,700	1,146	1,222	24,145	1,131	48,344
Marc J. Yrsha	20,700	477	500	22,969	791	45,437

(1) Each of our NEOs received both a country club membership and personal use of a Company vehicle.

(g) Mr. Wise served as the COO of the Company until his appointment on February 1, 2024 as the CRO.

Grants of Plan-Based Awards Table:

As noted in the *Compensation Discussion and Analysis*, the Company may award officers and key employees with both an annual STIP and an LTIP award to attract and retain such individuals and to motivate them to improve the Company's short- and long-term performance, respectively.

The STIP bonus payable to covered individuals, including NEOs, is based on a comprehensive quantitative and qualitative assessment of both Company and individual performance. Because the STIP bonus payment is discretionary, no NEO has a contractual right to a bonus under the STIP for any given year.

The Company's 2022 LTIP (and its predecessors) authorizes the granting of stock-based awards as a long-term incentive component within the overall compensation program.

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Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan			Estimated Future Payouts Under Equity Incentive Plan			All Other Stock Awards: Number of Shares of Stock or Units	All Other Share Awards: Number of Securities Underlying Restricted Stock Awards	Grant Date Fair Value of Restricted Stock
		Threshold (a)	Target	Max	Threshold	Target	Max			
David S. DeMarco		$173,750	$347,500	$521,250	—	—	—	—	—	—
	5/29/2024							4,111	4,111	$ 103,926
Penko Ivanov		82,000	164,000	246,000	—	—	—	—	—	—
	5/29/2024							1,713	1,713	43,305
David D. Kaiser		73,000	146,000	219,000	—	—	—	—	—	—
	5/29/2024							2,056	2,056	51,976
Andrew J. Wise		73,000	146,000	219,000	—	—	—	—	—	—
	5/29/2024							2,056	2,056	51,976
Marc J. Yrsha		70,000	130,000	210,000	—	—	—	—	—	—
	5/29/2024							1,439	1,439	36,378

(a) The threshold incentive award to any covered person under the STIP, including an NEO, is not the minimum bonus payment such person may receive under the STIP. The Compensation Committee may choose to pay a bonus under the STIP to any covered person, including an NEO, that is less than their threshold incentive award, or not to pay such person any bonus under the STIP, even if applicable performance thresholds or targets have been met by the Company and/or such person for the year in question.

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Outstanding Equity Awards at Fiscal Year-End Table:

The following table shows all outstanding stock-based awards held by each NEO as of December 31, 2024. Such awards consist of stock options to acquire the Company's common stock and shares of restricted stock granted under the Company's 2022 LTIP (or predecessor plans).

Name	Securities Underlying Unexercised Options (Exercisable)	Securities Underlying Unexercised Options (Unexer-cisable) (a)	Equity Incentive Plan Awards: Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of shares or units of stock that have Not Vested (a)	Market Value of shares or units of stock that have Not Vested (a)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
David S. DeMarco	6,150	—	—	$30.26	1/25/2027	—	—	—	—
	5,970	—	—	$27.47	1/31/2028	—	—	—	—
	5,796	—	—	$27.35	1/30/2029	—	—	—	—
	5,627	—	—	$31.34	1/29/2030	—	—	—	—
	4,098	1,366	—	$27.04	1/27/2031	—	—	—	—
	2,653	2,652	—	$33.78	1/26/2032	—	—	—	—
	1,287	3,863	—	$31.47	2/1/2033	—	—	—	—
	—	—	—	—	—	4,111	118,027	—	—
Penko Ivanov	—	—	—	—	—	1,713	49,180	—	—
David D. Kaiser	6,150	—	—	$30.26	1/25/2027	—	—	—	—
	5,971	—	—	$27.47	1/31/2028	—	—	—	—
	5,797	—	—	$27.35	1/30/2029	—	—	—	—
	5,627	—	—	$31.34	1/29/2030	—	—	—	—
	4,098	1,366	—	$27.04	1/27/2031	—	—	—	—
	2,653	2,652	—	$33.78	1/26/2032	—	—	—	—
	1,287	3,863	—	$31.47	2/1/2033	—	—	—	—
	—	—	—	—	—	2,056	59,028	—	—
Andrew J. Wise	614	—	—	$30.26	1/25/2027	—	—	—	—
	—	—	—	$27.35	1/30/2029	—	—	—	—
	5,628	—	—	$31.34	1/29/2030	—	—	—	—
	2,116	1,367	—	$27.04	1/27/2031	—	—	—	—
	2,652	2,652	—	$33.78	1/26/2032	—	—	—	—
	1,287	3,863	—	$31.47	2/1/2033	—	—	—	—
	—	—	—	—	—	2,056	59,028	—	—
Marc J. Yrsha	845	—	—	$31.34	1/29/2030	—	—	—	—
	819	274	—	$27.04	1/27/2031	—	—	—	—
	1,061	1,061	—	$33.78	1/26/2032	—	—	—	—
	773	2,317	—	$31.47	2/1/2033	—	—	—	—
	—	—	—	—	—	1,439	41,314	—	—

(a) Stock options and restricted stock granted to employees vest ratably in equal installments over the first four anniversaries following the date of the grant.

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Option Exercises and Stock Vested Table: The following table sets forth information regarding stock option exercises and shares vested for each NEO during 2024: Name Option Awards Stock Awards Number of Shares Acquired on Exercise Value Realized on Exercise Number of Shares Acquired on Vesting (a) Value Realized on Vesting (b) David S. DeMarco — — — — Penko Ivanov — — — — David D. Kaiser — — — — Andrew J. Wise 5,953 (c) $ 28,594 — — Marc J. Yrsha — — — — a. Represents the total number of shares of restricted stock that vested during the year. b. Represents the “spread” of options on the date of exercise, i.e., the difference between the dollar value of the shares of common stock for which options were exercised, based on the closing price of the Company's common stock on the date of exercise and the exercise price (purchase price) of such shares under the options. c. Represents the gross number of options exercised, the actual number of shares received was net of shares surrendered to pay the exercise price. Pension Benefits and Table: The Company maintains a qualified retirement plan for eligible employees who have attained the age of 18, completed one year of service and work a minimum of 1,000 hours per calendar year. Eligible compensation under the retirement plan includes salary, overtime, sick pay, bonuses and other cash and non-cash benefits. Participants in the retirement plan with 25 years of service may retire at any age, participants with 10 years of service may retire at or after age 55, and participants with five years of service may retire at or after age 65. For early retirement prior to age 65, annuity payments, if elected, would be reduced by 0.25% for each month the participant elects to retire before age 65. Participants who are eligible to retire may not commence receipt of their benefit prior to age 55, unless the lump sum present value of the accrued benefit does not exceed $50,000. The Company maintains an unfunded, non-qualified SERP, in part for the benefit of NEOs, as determined by the Compensation Committee on a case-by-case basis. The SERP contains both a qualified retirement plan “makeup” benefit feature and a special additional SERP benefit feature. For those NEOs who qualify and are selected to participate in the “makeup” benefit feature, the award provides enhanced installment payments post-retirement that are designed to give the NEO the overall level of retirement payments they would have received under the qualified retirement plan alone if there were no limitations on compensation for high-paid personnel under the Internal Revenue Code. Under the additional SERP benefit feature, the Compensation Committee is authorized to grant to selected executive officers additional payments upon their retirement, beyond their SERP “make-up” benefit payments. Such additional payments are also typically structured as post-retirement installment payments, the amounts of which are determined on a case-by-case basis by the Compensation Committee at or before the time of retirement. Messrs. DeMarco, Kaiser, Wise, Ivanov and Yrsha participate in the “make-up” benefit feature of the SERP. In 2024, none of the NEOs, participated in the special additional benefit feature of the SERP. Effective December 31, 2024, the retirement plan was amended to increase the account balances for certain NEOs by their SERP balances at the time of amendment. This will provide for more favorable tax treatment to the recipients as well as provide additional payment options upon retirement. 39

The following table sets forth the present value of accumulated benefits under both the qualified and non-qualified retirement plans of the Company payable to each NEO as of December 31, 2024, and the number of years of service credited to them under the plans. The present value was determined using interest rate and mortality rate assumptions consistent with those described in Note 13 in Item 8 of the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024, as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024. Name Plan Name Years of Credited Service Value of Accumulated Benefit as of 12/31/24 (2) Payments During Last Fiscal Year David S. DeMarco Retirement Plan 37.08 1,141,715 — SERP (1) 12.00 — — Penko Ivanov Retirement Plan 1.00 11,329 — SERP (1) 1.00 — — David D. Kaiser Retirement Plan 24.00 747,189 — SERP (1) 8.00 — — Andrew J. Wise Retirement Plan 8.00 169,277 — SERP (1) 6.00 — — Marc J. Yrsha Retirement Plan 9.00 90,982 — SERP 1.00 — — (1) SERP account balance transferred to Retirement Plan balance in chart. (2) The increase in present value of retirement benefits reported for each of the Named Executive Officers for 2024 includes the Company's contribution. Nonqualified Deferred Compensation: The Company has an Executive Officer Deferred Compensation Plan under which an executive officer may elect on a year-to-year basis to defer until retirement all or a portion of his salary or bonus payments otherwise payable to them during and for such year. Amounts deferred earn interest at a rate equal to the highest rate currently paid on individual retirement accounts by Arrow Bank. None of the NEOs elected to defer under the plan in or for 2024 or the prior two years. Pay Ratio Disclosure: As of December 31, 2023, the date we selected to identify our median employee, our total employee population, excluding Mr. DeMarco, consisted of 539 employees who were all located in the United States. To identify the median compensated employee, we used Box 5 of Form W-2 compensation for the full year 2023 for all such employees, annualizing compensation for those employees hired during 2023. As of December 31, 2024, our total employee population, excluding Mr. DeMarco, consisted of 556 employees who were all located in the United States. We used the same median employee as was used for 2023 as there have been no material changes in our employee population or employee compensation arrangements that we believe would result in a significant change to the pay ratio. The 2024 annual total compensation of our median employee was $57,067. Mr. DeMarco's total annual compensation as reported in the Summary Compensation Table for 2024 was $1,233,686; the ratio of these amounts was 22:1. Pay Versus Performance Disclosure In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive “compensation actually paid” (“CAP”) and certain Company performance for the fiscal years listed below. You should refer to the Compensation Discussion and Analysis ("CD&A") for a complete description of how executive compensation relates to Company performance and how the Compensation Committee makes its decisions. 40

Pay Versus Performance Table

The following table provides the information required for our NEOs and Principal Executive Officer ("PEO") for each of the fiscal years ended December 31, 2024, December 31, 2023, December 31, 2022, December 31, 2021, and December 31, 2020 along with the financial information required to be disclosed for each fiscal year:

							Year-end value of $100 invested on December 31, 2019 in:			
Year	Summary Compensation Table Total for PEO (Murphy)	Compensation Actually Paid to PEO (Murphy)	Summary Compensation Table Total for PEO (DeMarco)	Compensation Actually Paid to PEO (DeMarco)	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs	Arrow Financial Corporation	ABA NASDAQ Community Bank Index (TR)	Net Income (in millions)	Earning Per Share
	(1)	(1)(2)(3)(4)	(1)	(1)(2)(3)(4)	(5)	(2)(3)(4)(5)				(6)
2024	N/A	N/A	$1,233,686	$1,230,215	$614,197	$614,702	$103.22	$108.39	$29.70	$1.77
2023	$1,662,004	$692,271	$943,532	$811,730	$541,482	$480,734	$96.33	$97.22	$30.10	$1.77
2022	$1,742,204	$1,922,576	N/A	N/A	$584,089	$562,080	$107.97	$102.65	$48.80	$2.87
2021	$2,146,089	$2,013,535	N/A	N/A	$557,166	$601,047	$105.51	$113.25	$49.90	$2.93
2020	$1,692,259	$1,430,452	N/A	N/A	$481,414	$436,109	$84.42	$85.57	$40.80	$2.42

(1) The PEO in each reporting years 2020 through 2023 was Thomas J. Murphy, who was an executive officer until May 12, 2023. The PEO in the reporting year 2024 was David S. DeMarco, our current PEO.

(2) Subtractions from, and additions to, total compensation in the Summary Compensation table by year to calculate CAP include:

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	2024		2023			2022		2021		2020	
	PEO (DeMarco)	Average Non-CEO NEOs	PEO (Murphy)	PEO (DeMarco)	Average of Other Non-PEO NEOs	PEO	Average of Other Non-PEO NEOs	PEO	Average of Other Non-PEO NEOs	PEO	Average of Other Non-PEO NEOs
Total Compensation from from Summary Compensation Table	**$ 1,233,686**	**$ 614,197**	**$ 1,662,004**	**$ 943,532**	**$541,482**	**$1,742,204**	**$ 584,089**	**$2,146,089**	**$ 557,166**	**$1,692,259**	**$ 481,414**
Adjustments for Pension											
Adjustment Summary Compensation Table Pension	$ (96,736)	$ (23,300)	$(1,031,417)	$ (151,195)	$(51,964)	$ (470,237)	$ (52,579)	$ (908,942)	$ (46,099)	$ (614,685)	$ (49,985)
Amount added for current year service cost	$ 87,095	$ 22,704	$ 530,040	$ 65,438	$ 24,772	$ 595,215	$ 33,255	$ 571,465	$ 31,163	$ 482,936	$ 29,857
Total Adjustments for Pension	$ (9,641)	$ (595)	$ (501,377)	$ (85,757)	$(27,192)	$ 124,978	$ (19,324)	$ (337,477)	$ (14,936)	$ (131,749)	$ (20,128)
Adjustments for Equity Awards											
Adjustment for grant date values in the Summary Compensation Table	$ (103,926)	$ (45,909)	$ (242,704)	$ (40,100)	$(26,733)	$ (226,485)	$ (38,251)	$ (187,798)	$ (24,251)	$ (184,917)	$ (24,950)
Year-end fair value of unvested awards granted in the current year	$ 118,027	$ 52,137	$ —	$ 32,551	$ 21,701	$ 230,583	$ 32,940	$ 279,970	$ 54,023	$ 173,356	$ 27,724
Year-over-year difference of year-end fair values and vest date fair values for awards granted in prior years	$ (5,821)	$ (3,475)	$ —	$ (35,652)	$(25,412)	$ 38,559	$ 18,756	$ 106,511	$ 29,766	$ (110,642)	$ (21,395)
Fair values at vest date for awards granted and vested in current year	$ —	$ —	$ 99,539	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	$ (4,372)	$ (2,652)	$ (159,079)	$ (2,844)	$ (3,112)	$ (986)	$ 1,098	$ (6,543)	$ (721)	$ (18,867)	$ (6,556)
Forfeitures during current year equal to prior year-end fair value	$ —	$ —	$ (169,874)	$ —	$ —	$ —	$ (17,228)	$ —	$ —	$ —	$ —
Dividends or dividend equivalents not otherwise included in total compensation	$ 2,261	$ 999	$ 3,762	$ —	$ —	$ 13,723	$ —	$ 12,783	$ —	$ 11,012	$ —
Total Adjustments for Equity Awards	$ 6,169	$ 1,101	$ (468,356)	$ (46,045)	$(33,557)	$ 55,394	$ (2,685)	$ 204,923	$ 58,817	$ (130,058)	$ (25,177)
Compensation Actually Paid (as calculated)	**$ 1,230,215**	**$ 614,702**	**$ 692,271**	**$ 811,730**	**$480,734**	**$1,922,576**	**$ 562,080**	**$2,013,535**	**$ 601,047**	**$1,430,452**	**$ 436,109**

(3) The following table illustrates the valuation assumptions used for stock option awards included as part of CAP:

- Expected life of each stock option is based on the "simplified method" using an average of the remaining vest and remaining term, as of the vest/fiscal year end ("FYE").
- Number of options and exercise price are valued as of FYE 2024 point-in-time.
- Risk-free-rate is based on the Treasury Constant Maturity rate closest to the remaining expected life as of the vest/FYE.
- Historical volatility is based on daily price history for each expected life (years) prior to each vest/FYE. Closing prices provided by S&P Capital IQ are adjusted for dividends and splits.

	For Stock Options Vesting in				
	2024	2023	2022	2021	2020
Expected volatility	31% - 40%	35% - 40%	36% - 39%	36% - 41%	28% - 29%
Expected dividend yield	4.0% - 4.3%	3.3% - 3.3%	3.1% - 3.1%	3.4% - 3.6%	2.9% - 3.0%
Expected term, in years	3.0 - 4.5	3.0 - 4.5	3.0 - 4.5	3.0 - 4.5	3.0 - 4.5
Risk-free interest rate	3.8% - 4.2%	3.6% - 4.0%	1.4% - 1.7%	0.2% - 0.5%	1.3% - 1.4%

(4) The following table illustrates the valuation assumptions as of the vesting date for restricted stock awards that vested in each of 2024, 2023, 2022, 2021 and 2020 (note that no awards vested during 2020):

	Weighted Average Fair Value				
	2024	2023	2022	2021	2020
Weighted Average Fair Value at vesting	N/A	$22.56	$34.35	$27.61	N/A

42

(5) Non-PEO NEOs reflect the average Summary Compensation Table total compensation and average CAP for Penko Ivanov, David D. Kaiser, Andrew J. Wise and Marc J. Yrsha in the 2024 reporting year, Penko Ivanov, David D. Kaiser and Andrew J. Wise in the 2023 reporting year, and Edward J. Campanella, David S. DeMarco, David D. Kaiser and Andrew J. Wise in the 2020-2022 reporting years. (6) Earnings per Share is defined in the Compensation Discussion and Analysis section of this Proxy Statement. Pay Versus Performance: Graphical Description The illustrations below provide a graphical description of CAP (as calculated in accordance with the SEC rules) and the following measures: • the Company’s cumulative TSR and the Peer Group’s cumulative TSR; • the Company’s Net Income; and • the Company Selected Measure, for which we have selected Earnings per Share. CAP and Cumulative TSR / Cumulative TSR of the Peer Group 43

CAP and Company Net Income as Reported 44

CAP and Company Selected Measure, Earnings per Share as Reported Agreements with Named Executive Officers Employment Agreements: The Company has employment agreements with Messrs. DeMarco, Ivanov, Kaiser, Wise and Yrsha (the “Current Employment Agreements”). At the beginning of each calendar year, the Compensation Committee considers the renewal of each of the agreements. DeMarco Agreement Effective February 1, 2025, Mr. DeMarco entered into a new employment agreement with the Company, replacing his prior three-year employment agreement entered into in February 2024. The new agreement provides for a three- year term, an annual base salary of $715,850 and eligibility to receive a target cash bonus equal to fifty percent (50%) of his base salary. Ivanov Agreement Effective February 1, 2025, Mr. Ivanov entered into a new employment agreement with the Company, replacing his prior two-year employment agreement entered into in February 2024. The new agreement provides for a two-year term, an annual base salary of $422,300 and eligibility to receive a target cash bonus equal to forty percent (40%) of his base salary. Kaiser, Wise and Yrsha Agreements Effective February 1, 2025, Messrs. Kaiser, Wise and Yrsha entered into new employment agreements with the Company, replacing their prior two-year employment agreements entered into in February 2024. Each new agreement provides for a two-year term, annual base salary of $375,950 and eligibility to receive a target cash bonus equal to forty percent (40%) of his base salary. General Terms of the Arrow Employment Agreements Under each agreement, the executive is guaranteed their his current base annual salary and is entitled to participate in certain other benefit plans, including medical, dental and life insurance plans. The executive is also eligible for (although not entitled to receive) cash awards under the STIP and equity-based awards under the 2022 LTIP; and is 45 also eligible to participate in various retirement and supplemental retirement plans. Each agreement contains provisions in the event of termination or change of control described in further detail below. Potential Payments Upon Termination or Change of Control: The description below is based on a theoretical termination or change of control on December 31, 2024 for our NEOs. Termination for Cause In the event of a termination of any NEO for cause, the NEO in question would not receive any cash severance payment or enhanced retirement benefits beyond the benefits described in the “Pension Benefits Table” within the Executive Compensation section. Eligibility for regular Company severance or retirement payments is determined in a manner consistent with all employees of the Company under applicable Company plans and policies. Termination by the Company Other Than for Cause If there is a termination of any of the NEOs by the Company other than for cause, the NEO is entitled under their current employment agreement with the Company to receive a lump-sum payment in an amount equal to the greater of (i) their base salary payable during the remaining term of the agreement or (ii) one year’s base salary. The table later in this section shows the estimated payouts for Messrs. DeMarco, Ivanov, Kaiser, Wise and Yrsha, had they been terminated by the Company other than for cause as of December 31, 2024. The Company does not have a formal written severance plan or policy that generally covers employees or executives who are terminated by the Company other than for cause; therefore, none of the NEOs would be entitled to any additional severance payments under any such policy or plan if terminated by the Company other than for cause. However, under the SERP, executive officers are eligible to participate if so determined by the Compensation Committee. In 2024, as selected by the Compensation Committee, Messrs. DeMarco, Ivanov, Kaiser, Wise and Yrsha participated in the “make-up” benefits feature of the SERP. For further information concerning the SERP, see the discussion accompanying the “Pension Benefits Table” in the Executive Compensation section. In the past, the Company has, from time to time at the discretion of the Board or its Compensation Committee, awarded severance payments to executives in differing amounts, determined on a case-by-case basis, even in cases where such payments were not required under the SERP or under the terms of any employment agreement between the Company and such officer. Generally, any termination by the Company of an executive other than for cause would not generally result in enhanced retirement benefits beyond the benefits described in the “Pension Benefits Table” in the Executive Compensation section. (The foregoing discussion assumes that the hypothetical termination of an executive by the Company other than for cause is not preceded by a change of control. Any such termination following a change of control may result in a greater payment to the executive, as discussed later in this section.) Termination for Good Reason Each of the current executive employment agreements provides for payments to the executive if the executive was to voluntarily terminate their employment for “good reason" (as defined by the agreements). The amount due to the executive if they were to terminate their employment for good reason during the term of the agreement, is a lump- sum payment equal to the greater of the amount of (i) their base salary payable during the remaining term of the agreement or (ii) one year’s base salary. For a discussion of the impact of a voluntary termination by an executive of their own employment on any retirement benefits due them under the Company’s qualified retirement plan or under the Company’s nonqualified SERP or any payments under any other severance plan or policy, see the discussion in the preceding section, “Termination by the Company Other Than for Cause.” (The foregoing discussion assumes that the hypothetical termination of the executive by the Company other than for cause is not preceded by a change of control. Any such termination following a change of control may result in a greater payment to the executive, as discussed later in this section.) Termination in Connection with a Change of Control Under the employment agreements with each of the executives, if during the term of the agreement there is a change of control (as defined by the agreements) of the Company and, within 12 months after such change of control, either (i) the Company terminates the employment of the executive other than for cause or (ii) such executive terminates their employment with the Company for good reason, the executive will be entitled to receive an aggregate dollar amount, payable in installments over a two-year period following the date of their termination (or 46 in a lump sum, in the event of unforeseeable emergency), equal to the present value of two, or in the case of Mr. DeMarco, three times the sum of the executive's (a) annual base salary and (b) target bonus under the STIP for the relative year (the "Base Amount"), in each case subject to downward adjustment to reflect the value of any other “change of control” payments or benefits they might receive following such change of control under other compensatory arrangements then in effect. In addition, all of the outstanding equity awards granted to these executives, to the extent not fully vested, would under the terms of such options vest immediately upon a change of control, regardless of whether the employment of such person is terminated or terminates on or after such change of control. Termination of any of the executives following a change of control would generally not result in enhanced retirement benefits beyond the benefits described in the “Pension Benefits Table” in the Executive Compensation section. Eligibility for other payments would be determined in a manner consistent with all Company employees under applicable plans and policies. Voluntary Termination or Early Retirement In 2024, the early retirement or voluntary termination of employment by any NEO (other than a voluntary termination of employment by the NEO for “good reason,”) would generally not result in any enhanced retirement benefits beyond the benefits described in “Pension Benefits Table” in the Executive Compensation section. To the extent that any NEO may hold unvested equity awards as of the date of self-termination or early retirement, the plan Administrator may choose to accelerate the vesting of such options as of the date of such termination or early retirement. Eligibility for regular Company severance or retirement payments by an executive is determined in a manner consistent with all Company employees under applicable plans and policies. Participation in either the “makeup” benefit feature or the special additional benefit feature of the SERP, including in the event of early retirement, is limited to select executives, as determined from time to time by the Compensation Committee. Participating executives may be eligible for SERP payments upon their termination of employment or early retirement. Death or Disability In the event of death or disability, the executive would generally not receive any cash severance payment or enhanced retirement benefits beyond those described in “Pension Benefits Table” within the Executive Compensation section. Eligibility for regular Company severance or retirement payments is determined in a manner consistent with all employees of the Company under applicable plans and policies. However, under the standard stock option award agreements and restricted stock award agreements applicable to all equity award recipients, including executives, upon the death or permanent disability of a recipient who holds unvested equity awards, any such awards will be subject to accelerated vesting as of such date. Provisions for Non-Compete and Non-Solicitation Each of the employment agreements for Messrs. DeMarco, Ivanov, Kaiser, Wise and Yrsha, contain non-compete and non-solicitation provisions. For a period of two years following the termination of the executive’s employment, for any reason, they are generally precluded from being employed by, an owner of, or adviser to any bank or insured financial institution located in any New York county in which the Company or its Subsidiaries provide financial services, maintain a branch or office or have acted to establish a branch or office. Under the non- solicitation provision, for a period of two years following the executive’s termination of employment for any reason, they are generally precluded from soliciting customers or clients of the Company or its Subsidiaries on behalf of any other financial institution that provides financial services. The executive is also precluded from employing or soliciting employees of the Company or its Subsidiaries on behalf of another corporation or entity. These employment agreements also contain confidentiality and non-disparagement covenants in favor of the Company. 47

Potential Payments Table:

The table below shows the estimated potential payments and benefits to each of the NEOs upon various "termination of employment" scenarios, assuming the NEO's employment terminated as of December 31, 2024; the value of the Company's common stock was $28.71, the closing price of our common stock on December 31, 2024; and in the case of a post change-in-control termination, the triggering change-in-control event occurred in 2024.

Name and Principal Position	Type of Payment	Involuntary Termination Without Cause or Voluntary Termination with Good Reason	Change of Control (a)	Retirement	Death or Disability
David S. DeMarco, President and CEO	Cash Compensation	1,447,917 (b)	3,023,250	—	—
	Stock Options (c)	—	2,281	—	2,281
	Restricted Stock (c)	—	118,027	—	118,027
	SERP – Pension & ESOP (d)	142,091	142,091	142,091	142,091
	Health and Welfare Benefits (e)	—	43,849	—	—
	Total	**1,590,008**	**3,329,498**	**142,091**	**262,399**
Penko K. Ivanov, Senior Executive Vice President, Treasurer and CFO	Cash Compensation	444,167 (b)	1,123,400	—	—
	Stock Options (c)	—	—	—	—
	Restricted Stock (c)	—	49,180	—	49,180
	SERP – Pension & ESOP (d)	—	—	—	—
	Health and Welfare Benefits (e)	—	585	—	—
	Total	**444,167**	**1,173,165**	**—**	**49,180**
David D. Kaiser, Senior Executive Vice President and CCO	Cash Compensation	395,417 (b)	1,000,100	—	—
	Stock Options (c)	—	2,281	—	2,281
	Restricted Stock (c)	—	59,028	—	59,028
	SERP – Pension & ESOP (d)	54,478	54,478	54,478	54,478
	Health and Welfare Benefits (e)	—	38,914	—	—
	Total	**449,895**	**1,154,801**	**54,478**	**115,787**
Andrew J. Wise, Senior Executive Vice President and CRO	Cash Compensation	395,417 (b)	1,000,100 (f)	—	—
	Stock Options (c)	—	2,283	—	2,283
	Restricted Stock (c)	—	59,028	—	59,028
	SERP – Pension & ESOP (d)	44,681	44,681	44,681	44,681
	Health and Welfare Benefits (e)	—	50,197	—	—
	Total	**440,098**	**1,156,289**	**44,681**	**105,992**
Marc J. Yrsha, Senior Executive Vice President and CBO	Cash Compensation	352,083	890,500 (f)	—	—
	Stock Options (c)	—	458	—	458
	Restricted Stock (c)	—	41,314	—	41,314
	SERP – Pension & ESOP (d)	6,288	6,288	6,288	6,288
	Health and Welfare Benefits (e)	—	50,196	—	—
	Total	**358,371**	**988,756**	**6,288**	**48,060**

(a) Payment in accordance with the terms of the executive contracts as previously described.

(b) Messrs. DeMarco, Ivanov, Kaiser, Wise and Yrsha will each receive a lump-sum payment equal to the greater of the amount of (i) their base salary payable during the remaining term of the agreement in effect on December 31, 2024 or (ii) one year's base salary.

(c) Reflects accelerated vesting of equity awards.

(d) Represents $0 for benefits under the SERP pension plan and $142,091 for SERP ESOP account value for Mr. DeMarco; and $0 for benefits under the SERP pension plan and $54,478

48

for SERP ESOP account value for Mr. Kaiser; $0 for benefits under the SERP pension plan, $44,681 for SERP ESOP account value for Mr. Wise and $0 for benefits under the SERP pension plan and $6,288 for SERP ESOP account value for Mr. Yrsha. SERP pension plan benefits are payable in the form of an annuity and SERP ESOP account values are payable in a lump sum. (e) Represents the projected cost for 24 months of medical and dental insurance coverage under the Company’s fully insured medical and self-insured dental plans, assuming continued cost- sharing by the NEO, plus continued premium payments for 24 months of term life insurance and split-dollar insurance policies. Delinquent Section 16(a) Reports The Company’s executive officers and Directors, as well as any 10% shareholders of the Company, are required by Section 16(a) of the Securities Exchange Act of 1934 to file reports with the SEC regarding their ownership of Company stock, including changes in their stock ownership. The Company has received and reviewed copies of these reports filed by the Company’s Directors and executive officers during 2024. Based solely on the Company's review of these 2024 reports and statements, except as listed below, all of the Section 16(a) reports required to be filed by the Directors and executive officers during 2024 were timely filed: • Director White filed one late Form 3 which disclosed his initial holdings in the Company upon being appointed Director. • Section 16 filers Jacobs, Pancoe and Yrsha filed one late Form 3 which disclosed each of their respective initial holdings upon being appointed an executive officer. • Director Kruczlnicki filed one late Form 4 which disclosed acquiring the quarterly payment of his retainer fee. • Director O'Conor filed one late Form 4 which disclosed gifting shares. Additional Voting Information Frequently Asked Questions: Who is entitled to vote? The Company has one class of stock outstanding, common stock, $1.00 par value per share. At the close of business on the record date of April 7, 2025, there were 16,670,684 shares outstanding. The holders of these shares are shareholders of record and will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof. Each of these shareholders will receive notice of the Annual Meeting and instructions on how to vote their shares. Each share outstanding on the record date is entitled to one vote. Shares held in treasury by the Company are not eligible to vote and do not count toward a quorum. What are broker "non-votes” and how are they voted at the Annual Meeting? Shares of Company common stock can be held in (i) certificate form; (ii) by “book entry” at the Company's transfer agent, Equiniti Trust Company, LLC; or (iii) in “street name” at a broker. When shares owned by you are held in street name, the broker will solicit your vote and provide the Company with the results of the vote for all of the Company shares it holds in your account. On “routine” matters, if you as the owner of the shares do not provide the broker with voting instructions, the broker has the right to vote these shares in its own discretion. However, a broker is not allowed to exercise its discretion on voting shares held in street name on any “non-routine” matter. On non-routine matters, these shares may only be voted by the broker in accordance with express voting instructions received by it from you, the owner of the shares. Thus, a broker "non-vote” occurs when the broker, bank or other nominee holding shares for a beneficial owner has not received voting instructions from the beneficial owner and does not have discretionary authority to vote the shares. This year, the only matter that we expect will be considered a routine matter is Item 3, the ratification of the Company’s independent registered public accounting firm. We expect that Item 1, the Election of Directors and Item 2, Say-on-Pay will be treated as non-routine matters. Accordingly, if you provide a proxy without giving specific voting 49 instructions or if you do not otherwise provide your broker, bank or other nominee with voting instructions, we expect that your broker, bank, or other nominee will not have discretionary authority to vote your shares at the Annual Meeting on any proposal other than Proposal 3. Alternatively, votes cast by brokers, banks or other nominees in their discretion on routine matters will be counted the same as any other votes that are submitted regarding the proposals. However, some brokers, banks or other nominees may choose not to exercise their discretionary authority if they have not received voting instructions from a beneficial owner. If your shares are held at a broker, bank or other nominee, the Company urges you to provide voting instructions to your broker so that your vote may be counted. Broker "non-votes” will be counted for purposes of determining whether a quorum exists at the Annual Meeting. How are Dividend Reinvestment Plan and other plan shares voted? Shares owned by you in the Arrow Financial Corporation Automatic Dividend Reinvestment Plan (“DRIP”) on the record date will be combined with all other shares owned by you directly on that date and presented to you with voting instructions. Shares owned by Company employees, Directors and other participants in the Company’s 2023 Employee Stock Purchase Plan (and it predecessor plans) as of April 7, 2025, the record date, will be presented to the participants for voting on a separate voting form and will be voted in accordance with their instructions. Shares owned by Company employees in the Company's Employee Stock Ownership Plan ("ESOP") on the record date on a fully vested basis will be voted by the ESOP trustee on behalf of such employees in accordance with voting instructions received from the employees. Participants will receive a separate voting form from the ESOP’s plan administrator for this purpose. If a participant does not provide the trustee with voting instructions for such participant's ESOP shares, the trustee will vote the participant’s shares in accordance with the “mirror voting” provisions of the ESOP. Under the “mirror voting” provisions, all such shares will be voted in a pro rata manner calculated to reflect most accurately the instructions received from those account holders who did provide voting instructions to the trustee. What constitutes a quorum at the meeting? There will be a quorum at the Annual Meeting if one-third of the total number of outstanding shares of the Company's common stock are present, or represented by proxy. Consistent with applicable state law and the Company's Certificate of Incorporation and bylaws, all shares present or represented by proxy at the Annual Meeting, including so-called broker "non-votes,” will be treated as shares present or represented by proxy for purposes of determining the meeting quorum. Shares held in treasury by the Company are not deemed outstanding and therefore are ignored for purposes of calculating the quorum. How many votes are required for approval of Item 1? The first item on the agenda is the election of four Class C Directors to three-year terms, one Class A Director to the Remainder of their term and one Class B Director to the remainder of their term. The affirmative vote of the holders of a plurality of the shares of common stock present or represented by proxy at the Annual Meeting and eligible to vote on such matter is required for the election of each Director. A “plurality” means receiving a higher number of votes for such position than any other candidate, up to the maximum number of Directors to be chosen at the Annual Meeting. Because there are only as many nominees as there are Directors to be elected at this year’s meeting, a Director nominee is assured of being elected if such Director nominee receives any “For” votes, regardless of how many “Withhold Authority” votes are cast for that Director. As a non-routine matter, we expect that your broker, bank, or other nominee will not have discretionary authority to vote on Item 1 and will not cast a vote unless you provide a proxy including specific voting instructions. What is the impact of a vote to “Withhold Authority” on Item 1? As discussed in the preceding section, because there are only as many nominees as there are Directors to be elected, if each of the nominees receives any votes in favor of such nominee's election, each will be elected and a ballot marked “Withhold Authority,” like an abstention from voting, will not affect the outcome of this election. However, the Company’s Majority Voting Policy states that if an election of Directors is uncontested, as is the case this year, and a nominee’s “Withhold Authority” votes exceed 50% of the total number of shares present or represented by proxy and entitled to vote at the Annual Meeting with respect to the election of Directors, that Director must tender their resignation following the meeting. The Governance Committee of the Board is then required to evaluate the tendered resignation and make a recommendation to the Board on appropriate action, which may or may not include the acceptance of such resignation. In determining the appropriate action to be taken by the Company, the Board will take into account the best interests of the Company and its shareholders. 50

Accordingly, a ballot marked “Withhold Authority,” unlike an abstention from voting, may nevertheless have a negative impact under the Majority Voting Policy because a “Withhold Authority” vote, unlike a shareholder’s abstention from voting, will be treated as a negative vote under the Company’s Majority Voting Policy and may make it somewhat more likely that the nominee will be required to tender their resignation under that policy, even though such person may in fact have been elected. How many votes are required for approval of Item 2? The second item on the agenda is the advisory approval of the executive compensation, commonly referred to as "Say-on-Pay." The affirmative vote of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal is required to approve, by advisory vote, the compensation paid to the NEOs. Abstentions and broker “non-votes” will not be counted in determining the number of votes cast and, therefore, are not expected to have any effect on the outcome of this vote. A proxy or ballot marked “Abstain” on Item 2 will not have the same effect as a vote “Against” such item. A proxy or ballot marked “Against” on Item 2 counts in the total number of votes on the item, whereas a vote to “Abstain” on Item 2 is not counted in the total votes on the item. Therefore, a vote “Against” Item 2 makes it more difficult to achieve shareholder advisory approval of Say-on-Pay than a vote to “Abstain.” As a non-routine matter, we expect that your broker, bank or other nominee will not have discretionary authority to vote on Item 2 and will not cast a vote unless you provide specific voting instructions. How many votes are required for approval of Item 3? The third item on the agenda is ratification of the independent registered public accounting firm, Crowe. The affirmative vote of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal is required for ratification. A proxy or ballot marked “Abstain” on Item 3 will not have the same effect as a vote “Against” such item. A proxy or ballot marked “Against” on Item 3 counts in the total number of votes on the item, whereas a vote to “Abstain” on Item 3 is not counted in the total votes on the item. Therefore, a vote “Against” Item 3 makes it more difficult to achieve shareholder approval or ratification than a vote to “Abstain.” As a routine matter, your broker, bank, or other nominee is expected to have discretionary authority to vote on Item 3 in the event that you provide a proxy without giving specific voting instructions. How do I vote? If you are a shareholder of record as of the close of business on April 7, 2025, you will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof. You can ensure that your shares are voted properly by submitting your proxy by calling (800) 690-6903, visiting www.proxyvote.com or by completing, signing and dating the proxy card that will be provided to you upon request. Shareholders of record should receive a notice with voting instructions and the ability to request Proxy Materials. Those shareholders who have previously requested printed or electronic copies of the Proxy Materials will receive a printed or electronic copy of the proxy card, as applicable. If your shares are held by a broker, bank or other nominee, you must follow the voting instructions on the form you receive from your broker, bank or other nominee. How can I participate in the Annual Meeting? To participate, please visit www.virtualshareholdermeeting.com/AROW2025 on the day of the meeting, you will enter your control number to be admitted. No preregistration is required to attend the virtual Annual Meeting. When can I join the Annual Meeting online? If you plan to attend, please go to www.virtualshareholdermeeting.com/AROW2025 15 minutes prior to the 10:00 a.m. Eastern Daylight Time meeting start time and sign in using the 16-digit control number included on your proxy card. The Annual Meeting will begin promptly at 10:00 a.m. Eastern Daylight Time. We encourage our shareholders to access the Annual Meeting prior to its start time. How can I ask questions at the Annual Meeting? Shareholders may submit questions 15 minutes prior to the Annual Meeting, as well as during the Annual Meeting through a question box at www.virtualshareholdermeeting.com/AROW2025 by entering in the 16-digit control number included on the shareholder's proxy card. 51

Questions pertinent to meeting matters will be answered either by email or by telephone as quickly as possible after the Annual Meeting. Questions that are not pertinent to meeting matters, such as questions regarding personal matters, including those related to employment, bank or insurance products or service issues, or suggestions for bank facilities, will not be answered. What if I experience technical difficulties when attempting to access the Annual Meeting? Please call the technical support number that will be on the meeting log in page for assistance. What if I have additional questions regarding the virtual Annual Meeting? You may contact the Company’s Corporate Secretary at corporatesecretary@arrowbank.com. May I revoke my proxy? A proxy may be revoked at any time prior to the Annual Meeting by submitting a later vote of your shares either online or by telephone prior to the Annual Meeting or by attending and voting your shares virtually at the Annual Meeting. Simply attending the Annual Meeting is not sufficient to revoke a proxy. You may also revoke your proxy by delivering a written notice of revocation of proxy prior to the Annual Meeting to: Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. If your shares are held in “street name” by a broker, bank or other nominee, have directed such broker, bank or other nominee to vote your shares and later wish to change your vote, you should instruct such broker, bank or other nominee to change your vote. How are proxies being solicited? Proxies are being solicited electronically, by telephone and by mail. Proxies may also be solicited without additional compensation by Directors, officers and other employees personally, by telephone or other means. The Company will bear all costs of proxy solicitation. If the Company utilizes the services of other financial institutions, brokerage houses, custodians, nominees or fiduciaries to solicit proxies, the Company will reimburse them for their out-of- pocket expenses. The Company may, in its discretion, engage at its cost a proxy solicitor to solicit proxies at the Annual Meeting. Will I have appraisal or similar dissenters’ rights in connection with the proposals being voted on at the Annual Meeting? No. Appraisal or similar dissenters’ rights are not applicable to any of the matters being voted upon at the Annual Meeting. Householding of Notices to Shareholders: In some instances, only one copy of the Notice Regarding the Availability of Proxy Materials concerning this Proxy Statement is being delivered for shareholder accounts that contain the same primary Social Security number, unless the Company has received instructions from one or more of the shareholders to continue to deliver multiple copies. The Company will deliver a copy of the Notice Regarding the Availability of Proxy Materials to any shareholder upon request by email to corporatesecretary@arrowbank.com or in writing to: Householding of Notice, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. Additional Matters for Consideration at the Annual Meeting: Please note the deadline for submission of proposals by shareholders for consideration at the Annual Meeting has passed. This applies to proposals that shareholders might wish to include in this Proxy Statement, proposals that shareholders might wish to include in their own proxy materials (which they would prepare, file with the SEC and disseminate to shareholders), or proposals that shareholders might wish to submit directly to a shareholder vote at the Annual Meeting. Therefore, no additional matters may be proposed by any shareholder for submission, or submitted, to a vote of the shareholders at the Annual Meeting, other than procedural issues such as adjournment, postponement or continuation. On such procedural issues, all shares represented at the Annual Meeting by proxy may be voted at the discretion of the attorneys-in-fact named in the proxies, to the extent permitted by law. Proxy Cards Returned Without Specific Voting Instructions: If you return a proxy card without specific voting instructions for any or all items, your shares will be voted “For” each of the Board’s four Class C nominees, the one Class A nominee, and the one Class B nominee on Item 1; “For” Say-on-Pay on Item 2; “For” ratification of the appointment of Crowe on Item 3; and “For” any other procedural 52 matter properly submitted for shareholder consideration, in such manner as the shareholders’ attorneys-in-fact may determine, in their discretion, to be appropriate and in the best interests of shareholders. Additional Shareholder Information Shareholder Submissions of Director Nominees for the 2026 Annual Meeting: Any shareholder submission of a candidate for the Board to consider as one of its nominees for Director at the 2026 Annual Meeting of Shareholders must be in writing and contain certain information about the candidate and comply with certain procedures, which are described in detail in the Company’s bylaws and are in compliance with Regulation 14A of the Exchange Act including, without limitation, Rule 14a-19. All candidates who are properly submitted by shareholders will first be considered by the Governance Committee of the Board at the time of its normal Director nomination review, and if the Governance Committee recommends such candidate, such candidate will subsequently be considered by the full Board. Such submissions must be in writing and addressed to: Board of Director Candidates, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. A shareholder may act directly to nominate such shareholder's own Director candidates at our 2026 Annual Meeting of Shareholders by following the procedures set forth in the subsection below titled “Shareholder Proposals for Presentation at the 2026 Annual Meeting.” Such direct nominations by shareholders not involving the Board’s nomination are subject to the deadlines and procedures described and set forth in our bylaws and applicable rules of the SEC, including minimum advance notice to the Board. Annual Meeting Shareholder Proposal Process: Shareholder Proposals for Inclusion in the 2026 Proxy Statement To be considered for inclusion in our 2026 Proxy Statement, shareholder proposals must be submitted in accordance with SEC’s Rule 14a-8 and must be received by our Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801, no later than December 25, 2025. However, if the date of the next annual meeting is changed by more than 30 days from the anniversary of this year's Annual Meeting, then, to be considered for inclusion in the Company’s 2026 Proxy Statement relating to next year’s annual meeting, notice of a shareholder proposal will need to be received by us in a reasonable amount of time before we begin to print and send our proxy materials for the 2026 Annual Meeting. Additionally, our Company bylaws require, among other things, the name and address of record of the proposing shareholder, appropriate information regarding the matter sought to be presented or person to be nominated, as well as the number of shares of our common stock that are owned by the proposing shareholder. Shareholder Proposals for Presentation at the 2026 Annual Meeting If a shareholder wishes to have a proposal presented at our 2026 Annual Meeting but not included in the Company’s 2026 Proxy Statement, including a nomination for the Board of Directors, the shareholder must satisfy the requirements established under our Company bylaws and applicable securities laws. The shareholder must give notice to the Corporate Secretary of the Company of any such proposal for next year’s Annual Meeting no later than February 4, 2026, and the notice provided by the shareholder must contain information required by our bylaws including the name and address of record of the proposing shareholder, appropriate information regarding the matter sought to be presented or the proposed nominee, as well as the number of shares of our common stock that are owned by the proposing shareholder. In the event that the 2026 Annual Meeting will be held on a date that is not within 30 days before or after the anniversary date of the prior year’s annual meeting, notice by the shareholder must be received no later than the earlier of close of business on the 10th day following (i) the day on which notice of the date of the 2026 Annual Meeting is first mailed; or (ii) the date on which public disclosure of the 2026 Annual Meeting date is first made. In order for shareholders to give timely notice of nominations for directors for inclusion on a universal proxy card in connection with the 2026 Annual Meeting, notice must be submitted by the above dates under the advance notice provisions of our Bylaws and must include information in the notice required by our Bylaws and Rule 14a-19 under the Securities Exchange Act of 1934, as amended. 53

***************************** Thank You for Voting Your Shares ***************************** 54

Parts I and II of the Annual Report on Form 10-K to the Securities and Exchange Commission for the Year Ended December 31, 2024

ARROW FINANCIAL CORPORATION FORM 10-K TABLE OF CONTENTS Page Note on Terminology 3 The Company and Its Subsidiaries 3 Forward-Looking Statements 3 Use of Non-GAAP Financial Measures 4 PART I Item 1. Business 5 Item 1A. Risk Factors 12 Item 1B. Unresolved Staff Comments 16 Item 1C.Cybersecurity 16 Item 2. Properties 17 Item 3. Legal Proceedings 17 Item 4. Mine Safety Disclosures 18 PART II Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 19 21 22 43 43 107 107 108 108 Item 6. Reserved Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Item 7A. Quantitative and Qualitative Disclosures About Market Risk Item 8. Financial Statements and Supplementary Data Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure Item 9A. Controls and Procedures Item 9B. Other Information Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 2

NOTE ON TERMINOLOGY In this Annual Report on Form 10-K, the terms “Arrow,” “the registrant,” “the Company,” “we,” “us,” and “our,” generally refer to Arrow Financial Corporation and subsidiaries as a group, except where the context indicates otherwise. At certain points in this Report, our performance is compared with that of our “peer group” of financial institutions. Unless otherwise specifically stated, this peer group is comprised of the group of 190 domestic (U.S.-based) bank holding companies with $3 to $10 billion in total consolidated assets as identified in the Federal Reserve Board’s most recent “Bank Holding Company Performance Report” (which is the Performance Report for the most recently available period ending September 30, 2024), and peer group data has been derived from such Report. This peer group is not, however, identical to either of the peer groups comprising the two bank indices included in the stock performance graphs on pages 19 and 20 of this Report. FORWARD-LOOKING STATEMENTS The information contained in this Annual Report on Form 10-K contains statements that are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Words such as “expects,” “believes,” “anticipates,” “estimates” and variations of such words and similar expressions often identify such forward-looking statements. Some of these statements are merely presentations of what future performance or changes in future performance would look like based on hypothetical assumptions and on simulation models. Other forward-looking statements are based on our general perceptions of market conditions and trends in activity, both locally and nationally, as well as current management strategies for future operations and development. These forward-looking statements may not be exhaustive, are not guarantees of future performance and involve certain risks and uncertainties that are difficult to quantify or, in some cases, to identify. You should not place undue reliance on any such forward- looking statements. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. Factors that could cause or contribute to such differences include, but are not limited to the following: • Arrow remains subject to inflationary risk which could adversely impact our business and our customers. • Market conditions could present significant challenges to the U.S. commercial banking industry and its core business of making and servicing loans. Any substantial downturn in the regional markets in which Arrow operates or in the U.S. economy generally could adversely affect Arrow's ability to maintain and/or grow earnings. • Any future economic or financial downturn, including any significant correction in the equity markets, could adversely affect Arrow's volume of income attributable to, and demand for, fee-based services of Arrow Bank, including the Company's fiduciary business, which could negatively impact Arrow's financial condition and results of operations. • Arrow operates in a highly competitive industry and market areas that could negatively affect growth and profitability. • The financial services industry is faced with technological advances and changes on a continuing basis, and failure to adapt to these advances and changes could have a material adverse impact on Arrow's business. • Problems encountered by other financial institutions could adversely affect Arrow. • Arrow faces continuing and growing security risks to its information base including the information maintained relating to customers, and any breaches in the security systems implemented to protect this information could have a material negative effect on Arrow's business operations and financial condition. • Business could suffer if Arrow loses key personnel unexpectedly. • Health emergencies may adversely affect Arrow’s business activities, financial condition and results of operations. • Arrow may not realize the anticipated benefits of unifying its two former subsidiary banks into one bank. • Arrow is subject to interest rate risk, which could adversely affect profitability. • Arrow Bank's allowance for possible credit losses may be insufficient, and an increase in the allowance would reduce earnings. • The increasing complexity of Arrow's operations presents varied risks that could affect earnings and financial condition. • Arrow’s financial condition and the results of its operations could be negatively impacted by changes in its liquidity position. • Arrow could recognize losses on securities held in its securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate. • The Company relies on the operations of its subsidiaries to provide liquidity, which, if limited, could impact Arrow's ability to pay dividends to its shareholders or to repurchase its common stock. • Federal banking statutes and regulations could change in the future, which may adversely affect Arrow. • Capital and liquidity standards require banks and bank holding companies to maintain more and higher quality capital and greater liquidity than has historically been the case. • Non-compliance with the Patriot Act, Bank Secrecy Act, or other anti-money laundering laws and regulations could result in fines or sanctions and restrictions on conducting acquisitions or establishing new branches. • Arrow, through Arrow Bank, is subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties. The Company is under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform such statements to actual results. All forward-looking statements, express or implied, included in this Report and the documents incorporated by reference and that are attributable to the Company are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or any persons acting on our behalf may issue. 3

THE COMPANY AND ITS SUBSIDIARIES Effective December 31, 2024, the Company unified its former subsidiary banks, Glens Falls National Bank and Trust Company ("GFNB") and Saratoga National Bank and Trust Company ("SNB"), and became a single bank holding company headquartered in Glens Falls, New York. The post-unification banking subsidiary is Arrow Bank National Association® ("Arrow Bank™") whose main office is located in Glens Falls, New York. Active subsidiaries of Arrow Bank include Upstate Agency, LLC (an insurance agency that sells property and casualty insurance and also specializes in selling and servicing group health care policies and life insurance), North Country Investment Advisers, Inc. (a registered investment adviser that provides investment advice to Arrow's proprietary mutual fund) and Arrow Properties, Inc. (a real estate investment trust, or REIT). Arrow also owns directly two subsidiary business trusts, organized in 2003 and 2004 to issue trust preferred securities (TRUPs), which are still outstanding. USE OF NON-GAAP FINANCIAL MEASURES The SEC has adopted Regulation G, which applies to all public disclosures, including earnings releases, made by registered companies that contain “non-GAAP financial measures.” GAAP is generally accepted accounting principles in the United States of America. Under Regulation G, companies making public disclosures containing non-GAAP financial measures must also disclose, along with each non-GAAP financial measure, certain additional information, including a reconciliation of the non-GAAP financial measure to the closest comparable GAAP financial measure and a statement of the Company’s reasons for utilizing the non-GAAP financial measure as part of its financial disclosures. The SEC has exempted from the definition of “non-GAAP financial measures” certain commonly used financial measures that are not based on GAAP. When these exempted measures are included in public disclosures, supplemental information is not required. The following measures used in this Report, which are commonly utilized by financial institutions, have not been specifically exempted by the SEC and may constitute "non-GAAP financial measures" within the meaning of the SEC's rules. Tax-Equivalent Net Interest Income and Net Interest Margin: Net interest income, as a component of the tabular presentation by financial institutions of Selected Financial Information regarding their recently completed operations, as well as disclosures based on that tabular presentation, is commonly presented on a tax-equivalent basis. That is, to the extent that some component of the institution's net interest income, which is presented on a before-tax basis, is exempt from taxation (e.g., is received by the institution as a result of its holdings of state or municipal obligations), an amount equal to the tax benefit derived from that component is added to the actual before-tax net interest income total. This adjustment is considered helpful in comparing one financial institution's net interest income to that of another institution or in analyzing any institution’s net interest income trend line over time, to correct any analytical distortion that might otherwise arise from the fact that financial institutions vary widely in the proportions of their portfolios that are invested in tax-exempt securities. Moreover, net interest income is itself a component of a second financial measure commonly used by financial institutions, net interest margin, which is the ratio of net interest income to average earning assets. For purposes of this measure as well, tax-equivalent net interest income is generally used by financial institutions, again to provide a better basis of comparison from institution to institution and to better demonstrate a single institution’s performance over time. The Company follows these practices. The Efficiency Ratio: Financial institutions often use an "efficiency ratio" as a measure of expense control. The efficiency ratio typically is defined as the ratio of noninterest expense to net interest income and noninterest income. Net interest income as utilized in calculating the efficiency ratio is typically the same as the net interest income presented in Selected Financial Information table discussed in the preceding paragraph, i.e., it is expressed on a tax-equivalent basis. Moreover, many financial institutions, in calculating the efficiency ratio, also adjust both noninterest expense and noninterest income to exclude from these items (as calculated under GAAP) certain recurring component elements of income and expense, such as intangible asset amortization (which is included in noninterest expense under GAAP but may not be included therein for purposes of calculating the efficiency ratio) and securities gains or losses (which are reflected in the calculation of noninterest income under GAAP but may be ignored for purposes of calculating the efficiency ratio). The Company makes these adjustments. Tangible Book Value per Share: Tangible equity is total stockholders’ equity less intangible assets. Tangible book value per share is tangible equity divided by total shares issued and outstanding. Tangible book value per share is often regarded as a more meaningful comparative ratio than book value per share as calculated under GAAP, that is, total stockholders’ equity including intangible assets divided by total shares issued and outstanding. Adjustments for Certain Items of Income or Expense: In addition to our regular utilization in our public filings and disclosures of the various non-GAAP measures commonly utilized by financial institutions discussed above, we also may elect from time to time, in connection with our presentation of various financial measures prepared in accordance with GAAP, such as net income, earnings per share (i.e., EPS), return on average assets (i.e., ROA), and return on average equity (i.e., ROE), to additionally provide certain comparative disclosures that adjust these GAAP financial measures, typically by removing therefrom the impact of certain transactions or other material items of income or expense that are unusual or unlikely to be repeated. The Company does so only if it believes that inclusion of the resulting non-GAAP financial measures may improve the average investor's understanding of Arrow's results of operations by separating out items that have a disproportional positive or negative impact on the particular period in question or by otherwise permitting a better comparison from period-to-period in the results of operations with respect to the Company's fundamental lines of business, including the commercial banking business. The Company believes that the non-GAAP financial measures disclosed from time-to-time are useful in evaluating Arrow's performance and that such information should be considered as supplemental in nature, and not as a substitute for or superior to, the related financial information prepared in accordance with GAAP. Arrow's non-GAAP financial measures may differ from similar measures presented by other companies. 4

PART I

Item 1. Business

A. GENERAL

Arrow was incorporated on March 21, 1983 and is registered as a bank holding company within the meaning of the Bank Holding Company Act of 1956. Until December 31, 2024, Arrow operated with two subsidiaries which were nationally-chartered banks in New York, GFNB and SNB. On December 31, 2024, SNB was merged into GFNB, with GFNB as the surviving entity, and GFNB was renamed Arrow Bank National Association (the "Unification"). Through Arrow Bank, Arrow indirectly owns various non-bank subsidiaries, including an insurance agency, a registered investment adviser and a REIT. See "The Company and Its Subsidiaries," above.

Arrow Bank (dollars in thousands and data is as of December 31, 2024)

Total Assets at Year-End	$	4,585,745
Employees (full-time equivalent)		554
Bank Branches		38
Insurance Offices		9
Main Office		250 Glen Street Glens Falls, NY

Arrow's business consists primarily of the ownership, supervision and control of Arrow Bank, including the bank's subsidiaries. Arrow provides various advisory and administrative services and coordinates the general policies and operation of Arrow Bank. There were 554 full-time equivalent employees, including 38 employees within Arrow's insurance agency subsidiary, at December 31, 2024. See the discussion of our human capital resources in Section G ("HUMAN CAPITAL") of this Item 1.

Arrow offers a broad range of commercial and consumer banking and financial products. The deposit base consists of deposits derived principally from the communities served. The Company targets lending activities to consumers and small- and mid-sized companies in Arrow's regional geographic area. In addition, through an indirect lending program Arrow sources consumer loans from an extensive network of automobile dealers that operate throughout New York and Vermont. Through its trust operations, Arrow Bank provides retirement planning, trust and estate administration services for individuals, and pension, profit-sharing and employee benefit plan administration for corporations.

B. LENDING ACTIVITIES

Arrow Bank engages in a wide range of lending activities, including commercial and industrial lending primarily to small and mid-sized companies; mortgage lending for residential and commercial properties; and consumer installment and home equity financing. An active indirect lending program is maintained through Arrow Bank's sponsorship of automobile dealer programs under which consumer auto loans, primarily from dealers that meet pre-established specifications are sourced. From time to time, a portion of Arrow Bank's residential real estate loan originations are sold into the secondary market, primarily to the Federal Home Loan Mortgage Corporation ("Freddie Mac") and other governmental agencies. Normally, the Company retains the servicing rights on mortgage loans originated and sold into the secondary markets, subject to periodic determinations on the continuing profitability of such activity. Arrow Bank does not engage in subprime mortgage lending as a business line and does not extend or purchase so-called "Alt A," "negative amortization," "option ARMs" or "negative equity" mortgage loans.

Arrow Bank lends primarily to borrowers within the normal retail service area in upstate New York, with the exception of the indirect consumer lending line of business, where Arrow Bank makes loans through an extensive network of automobile dealers that operate in a larger area of New York and Vermont. The loan portfolio does not include any foreign loans or any other significant risk concentrations. From time to time, Arrow Bank buys and offers participations in individual commercial loans, primarily in upstate New York. The total dollar amount of such participations has fluctuated, but generally represents less than 20% of commercial loans outstanding. The majority of the portfolio is collateralized, and most commercial loans are further supported by personal guarantees.

Generally, Arrow continues to implement lending strategies and policies that are intended to protect the quality of the loan portfolio, including strong underwriting and collateral control procedures and credit review systems. Loans are placed on nonaccrual status either due to the delinquency status of principal and/or interest or a judgment by management that the full repayment of principal and interest is unlikely. Home equity lines of credit, secured by real property, are systematically placed on nonaccrual status when 120 days past due, and residential real estate loans are placed on nonaccrual status when 150 days past due. Commercial and commercial real estate loans are evaluated on a loan-by-loan basis and are placed on nonaccrual status when 90 days past due if the full collection of principal and interest is uncertain (See Part II, Item 7.C.II.c. "Risk Elements"). Subsequent cash payments on loans classified as nonaccrual may be applied entirely to principal, although income in some cases may be recognized on a cash basis.

5

C. SUPERVISION AND REGULATION The following generally describes the laws and regulations to which Arrow is subject. Bank holding companies, banks and their affiliates are extensively regulated under both federal and state law. To the extent that the following information summarizes statutory or regulatory law, it is qualified in its entirety by reference to the particular provisions of the various statutes and regulations. Any change in applicable law may have a material effect on business operations, customers, prospects and investors. Bank Regulatory Authorities with Jurisdiction over Arrow and Arrow Bank Arrow is a registered bank holding company within the meaning of the Bank Holding Company Act of 1956 ("BHC Act") and as such is subject to regulation by the Board of Governors of the Federal Reserve System ("FRB"). As a "bank holding company" under New York State law, Arrow is also subject to regulation by the New York State Department of Financial Services. Arrow Bank is a national bank and is subject to supervision and examination by the Office of the Comptroller of the Currency ("OCC"). Arrow Bank is a member of the Federal Reserve System and the deposits of Arrow Bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The BHC Act generally prohibits Arrow from engaging, directly or indirectly, in activities other than banking, activities closely related to banking, and certain other financial activities. Under the BHC Act, a bank holding company generally must obtain FRB approval before acquiring, directly or indirectly, voting shares of another bank or bank holding company, if after the acquisition the acquiror would own 5 percent or more of a class of the voting shares of that other bank or bank holding company. Bank holding companies are able to acquire banks or other bank holding companies located in all 50 states, subject to certain limitations. Bank holdings companies that meet certain qualifications may choose to apply to the FRB for designation as “financial holding companies.” Upon receipt of such designation, a financial holding company may engage in a broader array of activities, such as insurance underwriting, securities underwriting and merchant banking. Arrow has not attempted to become, and has not been designated as, a financial holding company. The FRB and the OCC have broad regulatory, examination and enforcement authority. The FRB and the OCC conduct regular examinations of the entities they regulate. In addition, banking organizations are subject to requirements for periodic reporting to the regulatory authorities. The FRB and OCC have the authority to implement various remedies if they determine that the financial condition, capital, asset quality, management, earnings, liquidity or other aspects of a banking organization's operations are unsatisfactory or if they determine the banking organization is violating or has violated any law or regulation. The authority of the federal bank regulators over banking organizations includes, but is not limited to, prohibiting unsafe or unsound practices; requiring affirmative action to correct a violation or unsafe or unsound practice; issuing administrative orders; requiring the organization to increase capital; requiring the organization to sell subsidiaries or other assets; restricting dividends, distributions and repurchases of the organization's stock; restricting the growth of the organization; assessing civil money penalties; removing officers and directors; and terminating deposit insurance. The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices for certain other reasons. Regulatory Supervision of Other Arrow Subsidiaries The insurance agency subsidiary of Arrow Bank is subject to the licensing and other provisions of New York State Insurance Law and is regulated by the New York State Department of Financial Services. Arrow's investment adviser subsidiary is subject to the licensing and other provisions of the federal Investment Advisers Act of 1940 and is regulated by the SEC. Regulation of Transactions between Banks and their Affiliates Transactions between banks and their "affiliates" are regulated by Sections 23A and 23B of the Federal Reserve Act (FRA), and its implementing regulation, Regulation W. Under Section 23A, Arrow Bank is an affiliate of Arrow. Extensions of credit that a bank may make to affiliates, or to third parties secured by securities or obligations of the affiliates, are substantially limited by the FRA and the Federal Deposit Insurance Act (FDIA). Such acts further restrict the range of permissible transactions between a bank and any affiliate, including a bank affiliate. Furthermore, under the FRA, a bank may engage in certain transactions, including loans and purchases of assets, with a non-bank affiliate, only if certain special conditions, including collateral requirements for loans, are met and if the other terms and conditions of the transaction, including interest rates and credit standards, are substantially the same as, or at least as favorable to Arrow Bank as, those prevailing at the time for comparable transactions by Arrow Bank with non-affiliated companies or, in the absence of comparable transactions, on terms and conditions that would be offered by Arrow Bank to non-affiliated companies. 6

Regulatory Capital Standards An important area of banking regulation is the federal banking system's promulgation and enforcement of minimum capitalization standards for banks and bank holding companies. Bank Capital Rules. In July 2013, federal bank regulators, including the FRB and the OCC, approved revised bank capital rules aimed at implementing capital requirements pursuant to Dodd-Frank. These rules were also intended to coordinate U.S. bank capital standards with the then-current drafts of the Basel III proposed bank capital standards for all of the developed world's banking organizations. The federal regulators' revised capital rules (the "Capital Rules"), which impose significantly higher minimum capital ratios on U.S. financial institutions than the rules they replaced, became effective for Arrow and Arrow Bank on January 1, 2015, and were fully phased in by the end of 2019. The Capital Rules which remain applicable to Arrow consist of two basic types of capital measures, a leverage ratio and a set of risk-based capital measures. Within these two broad types of rules, however, significant changes were made in the revised Capital Rules, as discussed below. Leverage Ratio. The Capital Rules require a leverage ratio of 4.0%. The leverage ratio is defined as the ratio of the institution's "Tier 1" capital to total tangible assets. Risk-Based Capital Measures. Current risk-based capital measures assign various risk weightings to all of the institution's assets, by asset type, and to certain off balance sheet items, and then establish minimum levels of capital to the aggregate dollar amount of such risk-weighted assets. Under the risk-based Capital Rules, there are eight major risk-weighted categories of assets (although there are several additional super-weighted categories for high-risk assets that are generally not held by community banking organizations like Arrow). The Capital Rules include a measure called the "common equity tier 1 capital ratio" (CET1). For this ratio, only common equity (basically, common stock plus surplus plus retained earnings) qualifies as capital (i.e., CET1). Preferred stock and trust preferred securities, which qualify as Tier 1 capital, are not included in CET1 capital. Under these rules, CET1 capital also includes most elements of accumulated other comprehensive income (AOCI), including unrealized securities gains and losses, as part of both total regulatory capital (numerator) and total assets (denominator). However, smaller banking organizations like Arrow's were given the opportunity to make a one-time irrevocable election to include or not to include certain elements of AOCI, most notably unrealized securities gains or losses. Arrow made such an election, and therefore does not include unrealized securities gains and losses in calculating the CET1 ratio under the Capital Rules. The minimum CET1 ratio under these rules is 4.50%. The Capital Rules require a minimum ratio for Tier 1 risk-based capital to be 6.0%, effective January 1, 2015. The minimum level for total risk-based capital under the Capital Rules is 8.0%. The Capital Rules also incorporated a capital concept, the so-called "capital conservation buffer" (set at 2.5%), which must be added to each of the minimum required risk-based capital ratios (i.e., the minimum CET1 ratio, the minimum Tier 1 risk-based capital ratio and the minimum total risk-based capital ratio). When, during economic downturns, an institution's capital begins to erode, the first deductions from a regulatory perspective would be taken against the capital conservation buffer. To the extent that such deductions should erode the buffer below the required level, the institution will not necessarily be required to replace the buffer deficit immediately, but will face restrictions on paying dividends and other negative consequences until the buffer is fully replenished. Also under the Capital Rules, and as required under Dodd-Frank, TRUPs issued by small- to medium-sized banking organizations (such as Arrow) that were outstanding on the Dodd-Frank grandfathering date for TRUPS (May 19, 2010) will continue to qualify as tier 1 capital, up to a limit of 25% of tier 1 capital, until the TRUPs mature or are redeemed, subject to certain limitations. See the discussion of grandfathered TRUPs in Section E ("CAPITAL RESOURCES AND DIVIDENDS") of Item 7. The following is a summary of the definitions of capital under the various risk-based measures in the Capital Rules: Common Equity Tier 1 Capital (CET1): Equals the sum of common stock instruments and related surplus (net of treasury stock), retained earnings, accumulated other comprehensive income (AOCI), and qualifying minority interests, minus applicable regulatory adjustments and deductions. Such deductions will not include AOCI unless the organization has exercised its irrevocable option to exclude AOCI in capital. Arrow Bank has exercised its irrevocable option to exclude AOCI from its equity capital. Mortgage-servicing assets, deferred tax assets, and investments in financial institutions are limited to 15% of CET1 in the aggregate and 10% of CET1 for each such item individually. Additional Tier 1 Capital: Equals the sum of noncumulative perpetual preferred stock, tier 1 minority interests, grandfathered TRUPs, and Troubled Asset Relief Program instruments, minus applicable regulatory adjustments and deductions. Tier 2 Capital: Equals the sum of subordinated debt and preferred stock, total capital minority interests not included in Tier 1, and allowance for loan and lease losses (not exceeding 1.25% of risk-weighted assets) minus applicable regulatory adjustments and deductions. 7

The following table presents the Capital Rules applicable to Arrow and Arrow Bank: Year, as of January 1 2024 Minimum CET1 Ratio 4.500 % Capital Conservation Buffer ("Buffer") 2.500 % Minimum CET1 Ratio Plus Buffer 7.000 % Minimum Tier 1 Risk-Based Capital Ratio 6.000 % Minimum Tier 1 Risk-Based Capital Ratio Plus Buffer 8.500 % Minimum Total Risk-Based Capital Ratio 8.000 % Minimum Total Risk-Based Capital Ratio Plus Buffer 10.500 % Minimum Leverage Ratio 4.000 % At December 31, 2024, Arrow and Arrow Bank exceeded, by a substantial amount, each of the applicable minimum capital ratios established under the Capital Rules, including the minimum CET1 Ratio, the minimum Tier 1 Risk-Based Capital Ratio, the minimum Total Risk-Based Capital Ratio, and the minimum Leverage Ratio, and including in the case of each risk-based ratio, the capital buffer. See Note 20, Regulatory Matters, to the Consolidated Financial Statements for a presentation of Arrow's period-end ratios for 2024 and 2023. Regulatory Capital Classifications. Under applicable banking law, federal banking regulators are required to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. The regulators have established five capital classifications for banking institutions, ranging from the highest category of "well-capitalized" to the lowest category of "critically under-capitalized". Under the Capital Rules, a banking institution is considered "well-capitalized" if it meets the following capitalization standards on the date of measurement: a CET1 risk-based capital ratio of 6.50% or greater, a Tier 1 risk-based capital ratio of 8.00% or greater, and a total risk-based capital ratio of 10.00% or greater, provided the institution is not subject to any regulatory order or written directive regarding capital maintenance. As of December 31, 2024, Arrow Bank qualified as "well-capitalized" under the revised capital classification scheme. Dividend Restrictions; Other Regulatory Sanctions A holding company's ability to pay dividends or repurchase its outstanding stock, as well as its ability to expand its business, including for example, through acquisitions of additional banking organizations or permitted non-bank companies, may be restricted if its capital falls below minimum regulatory capital ratios or fails to meet other informal capital guidelines that the regulators may apply from time to time to specific banking organizations. In addition to these potential regulatory limitations on payment of dividends, Arrow's ability to pay dividends to shareholders, and Arrow Bank's ability to pay dividends to Arrow are also subject to various restrictions under applicable corporate laws, including banking laws (which affect Arrow Bank) and the New York Business Corporation Law (which affects Arrow). The ability of Arrow and Arrow Bank to pay dividends or repurchase shares in the future is, and is expected to continue to be, influenced by regulatory policies, the Capital Rules and other applicable law. In cases where banking regulators have significant concerns regarding the financial condition, assets or operations of a bank holding company and/or one of its banks, the regulators may take enforcement action or impose enforcement orders, formal or informal, against the holding company or the particular bank. If the ratio of tangible equity to total assets of a bank falls to 2% or below, Arrow Bank will likely be closed and placed in receivership, with the FDIC as receiver. Privacy and Confidentiality Laws Arrow and its subsidiaries are subject to a variety of laws that regulate customer privacy and confidentiality. The Gramm- Leach-Bliley Act requires financial institutions to adopt privacy policies, to restrict the sharing of nonpublic customer information with nonaffiliated parties upon the request of the customer, and to implement data security measures to protect customer information. Certain state laws may impose additional privacy and confidentiality restrictions. The Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003, regulates use of credit reports, providing of information to credit reporting agencies and sharing of customer information with affiliates, and sets identity theft prevention standards. Anti-Money Laundering, the U.S. Patriot Act and OFAC The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 initially adopted in 2001 and re-adopted by the U.S. Congress in 2006 with certain changes (the “Patriot Act”), imposes substantial record-keeping and due diligence obligations on banks and other financial institutions, with a particular focus on detecting and reporting money-laundering transactions involving domestic or international customers. The U.S. Treasury Department has issued and will continue to issue regulations clarifying the Patriot Act's requirements. Under the Patriot Act and other federal anti-money laundering laws and regulations, including, but not limited to, the Currency and Foreign Transactions Report Act (collectively, “Anti-Money Laundering Laws”), financial institutions, including banks, must maintain certain anti-money laundering compliance, customer identification and due diligence programs that include established internal policies, procedures, and controls. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report suspicious transactions. Law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Bank regulators routinely examine institutions for compliance 8 with these obligations and they must consider an institution's compliance in connection with the regulatory review of applications, including applications for banking mergers and acquisitions. The U.S. Treasury Department's Financial Crises Enforcement Network (“FinCEN”) establishes customer due diligence requirements for banks, including the requirement to identify and verify the identity of beneficial owners of customers that are legal entities, subject to certain exclusions and exemptions. The Company has established procedures for compliance with these requirements. Compliance with the provisions of the Patriot Act and other Anti-Money Laundering Laws results in substantial costs on all financial institutions. The U.S. Department of the Treasury's Office of Foreign Assets Control (“OFAC”) is responsible for helping to insure that United States persons, including banks, do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons, organizations, and countries suspected of aiding, harboring or engaging in terrorist acts, including, but not limited to, Specially Designated Nationals and Blocked Persons. If Arrow Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, Arrow Bank must freeze or block such account or transaction, file a suspicious activity report, if required, notify the appropriate authorities and maintain appropriate records. Community Reinvestment Act Arrow Bank is subject to the Community Reinvestment Act ("CRA") and implementing regulations. CRA regulations establish the framework and criteria by which the bank regulatory agencies assess an institution's record of helping to meet the credit needs of its community, including low and moderate-income individuals. CRA ratings are taken into account by regulators in reviewing certain applications made by Arrow and Arrow Bank. The Dodd-Frank Act Dodd-Frank significantly changed the regulatory structure for financial institutions and their holding companies, for example, through provisions requiring the Capital Rules. Among other provisions, Dodd-Frank implemented corporate governance revisions that apply to all public companies, not just financial institutions, permanently increased the FDIC’s standard maximum deposit insurance amount to $250,000, changed the FDIC insurance assessment base to assets rather than deposits and increased the reserve ratio for the deposit insurance fund to ensure the future strength of the fund. The federal prohibition on the payment of interest on certain demand deposits was repealed, thereby permitting depository institutions to pay interest on business transaction accounts. Dodd-Frank established a new federal agency, the Consumer Financial Protection Bureau (the “CFPB”), centralizing significant aspects of consumer financial protection under this agency. Limits were imposed for debit card interchange fees for issuers that have assets greater than $10 billion, which also could affect the amount of interchange fees collected by financial institutions with less than $10 billion in assets. Dodd-Frank also imposed new requirements related to mortgage lending, including prohibitions against payment of steering incentives and provisions relating to underwriting standards, disclosures, appraisals and escrows. The Volcker Rule prohibited banks and their affiliates from engaging in proprietary trading and investing in certain unregistered investment companies. Federal banking regulators and other agencies including, among others, the FRB, the OCC and the CFPB, have been engaged in extensive rule-making efforts under Dodd-Frank, as explained above. Incentive Compensation The federal banking agencies have released comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three core principles; (i) balanced risk-taking incentives; (ii) effective internal controls and risk management compatibility, and (iii) strong corporate governance. Management believes the current and past compensation practices of the Company do not encourage excessive risk taking or undermine the safety and soundness of the organization. The federal bank regulators issued proposed rules to address incentive-based compensation arrangements in June 2016. Final rules have not yet been issued by the federal bank regulatory agencies under this Dodd-Frank provision. The FRB will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. Deposit Insurance Laws and Regulations The Dodd-Frank Act established the minimum required Deposit Insurance Fund Reserve Ratio of 1.35% by September 30, 2028. In response to updated analysis and projections for the fund balance and the Deposit Insurance Fund Reserve Ratio, the FDIC adopted a final rule in October 2022 increasing the initial base deposit insurance assessment rate schedules by two percent effective January 1, 2023 and beginning on the first quarterly assessment period of 2023. The increase is intended to ensure that the reserve ratio meets the minimum ratio of 1.35% by the September 30, 2028 statutory deadline Arrow is unable to predict whether or to what extent the FDIC may elect to impose additional special assessments on insured institutions in upcoming years, especially in light of recent high-profile large bank failures. 9

Reserve Requirements Pursuant to regulations of the FRB, all banking organizations are required to maintain average daily reserves at mandated ratios against their transaction accounts and certain other types of deposit accounts. These reserves must be maintained in the form of vault cash or in an account at a Federal Reserve Bank. In March 2020, the Federal Reserve Board reduced reserve requirement ratios to zero percent to free up liquidity in the banking industry to support lending to households and businesses. D. LEGISLATIVE DEVELOPMENTS From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory authorities. These initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to change the financial institution regulatory environment. Such legislation could change banking laws and the operating environment of our Company in substantial, but unpredictable ways. Arrow cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations would have on the Company's financial condition or results of operations. E. STATISTICAL DISCLOSURE – (Regulation S-K, Subpart 1400) Set forth below is an index identifying the location in this Report of various items of statistical information required to be included in this Report by the SEC’s industry guide for Bank Holding Companies. Required Information Location in Report Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential Part II, Item 7.B.I. Investment Portfolio Part II, Item 7.C.I. Loan Portfolio Part II, Item 7.C.II. Summary of Credit Loss Experience Part II, Item 7.C.III. Deposits Part II, Item 7.C.IV. Return on Equity and Assets Part II, Item 6. Short-Term Borrowings Part II, Item 7.C.V. F. COMPETITION Arrow faces intense competition in all markets served. Competitors include traditional local commercial banks, savings banks and credit unions, non-traditional internet-based lending alternatives, as well as local offices of major regional and money center banks. Like all banks, Arrow Bank encounters strong competition in the mortgage lending space from a wide variety of other mortgage originators, all of whom are principally affected in this business by the rate and terms set, and the lending practices established from time-to-time by the very large government sponsored enterprises ("GSEs") engaged in residential mortgage lending, most importantly, “Fannie Mae” and “Freddie Mac.” For many years, these GSEs have purchased and/or guaranteed a very substantial percentage of all newly-originated mortgage loans in the U.S. Additionally, non-banking financial organizations, such as consumer finance companies, insurance companies, securities firms, money market funds, mutual funds, credit card companies and wealth management enterprises offer substantive equivalents of the various other types of loan and financial products and services and transactional accounts that are offered, even though these non-banking organizations are not subject to the same regulatory restrictions and capital requirements that apply to Arrow. Under federal banking laws, such non-banking financial organizations not only may offer products and services comparable to those offered by commercial banks, but also may establish or acquire their own commercial banks. G. HUMAN CAPITAL Arrow has prioritized investment in the well-being, performance, engagement and development of its employees. This includes, but is not limited to, providing access to well-being resources and assistance, offering competitive compensation and benefits to attract and retain top-level talent, empowering team members to take an active role in the formation and execution of the business strategy, and fostering a diverse and inclusive work environment that reflects the many values of the communities that Arrow serves. One example is through Arrow University, through which we are investing in our people by bringing employee learning and development to the forefront. We offer opportunities to employees at all levels for personal and professional growth, technical training, and career exploration and enhancement. At December 31, 2024, Arrow had 554 full-time equivalent employees. H. SOCIAL RESPONSIBILITY AND GOVERNANCE Arrow Financial Corporation remains committed to responsible business practices that create long-term value for our shareholders, customers, employees and communities. Arrow believes these practices are critical to attracting and retaining the best talent, meeting the evolving needs of its customers and being good stewards of its communities. Arrow integrates corporate responsibility into our operations by fostering a strong governance framework, supporting community engagement and maintaining sound risk management practices. Employees and Workplace Culture We strive to maintain a workplace that promotes professional growth, employee well-being and a culture of inclusion. Our policies and programs support career development, workplace safety, wellness and employee engagement to cultivate a rewarding and long-lasting work relationship. 10

Community Commitment

Arrow remains dedicated to strengthening the financial well-being of the communities we serve. One of the strongest ways we care for our communities is through our charitable contributions, partnerships and volunteerism. Since 2019, Arrow and our team members have donated more than $3 million to non-profit organizations in our service area. We also engage in community development efforts through measurable and impactful employee volunteerism, financial literacy initiatives and strategic partnerships with local organizations to meet the financial needs of the low- to moderate-income population. To further assist our communities, we have a lending program to facilitate first-time home ownership.

Environmental Considerations

We seek to operate efficiently and responsibly, incorporating sustainability measures and complying with environmental regulations. This includes investments in energy-efficient infrastructure throughout our footprint and providing and encouraging the use of digital banking solutions that reduce environmental impact.

Governance and Risk Management

Arrow maintains a strong corporate governance framework with independent board oversight, sound risk management and a commitment to data security and privacy. We adhere to rigorous compliance standards and proudly maintain a culture of accountability and ethical business practices.

I. EXECUTIVE OFFICERS OF THE REGISTRANT

The names and ages of the executive officers of Arrow and positions held by each are presented in the following table:

Name	Age	Positions Held and Years from Which Held
David S. DeMarco	63	President and Chief Executive Officer of Arrow and Arrow Bank since May 13, 2023. Mr. DeMarco joined the Company in 1987 as a commercial lender and since that time has served in positions of increasing responsibility within the organization. In 2012, he was named President and CEO of SNB. In May 2023, he was named President and CEO of the Company and GFNB. He holds a bachelor's degree in finance from the University of Texas at Austin. Mr. DeMarco is a graduate of the Adirondack Regional Chamber of Commerce's Leadership Program and the Stonier Graduate School of Banking. He serves as a Director of the Company and Arrow Bank and sits on the boards of various non-profits dedicated to healthcare and economic development.
Penko Ivanov	56	Chief Financial Officer, Treasurer and Chief Accounting Officer of Arrow and Arrow Bank effective February 21, 2023 and Senior Executive Vice President since February 1, 2024. Mr. Ivanov joined the Company in 2023 with more than 30 years of experience in Financial Planning & Analysis, Controllership, SOX, Financial Reporting and Treasury. Mr. Ivanov previously served as CFO for Bankwell Financial Group, helping it almost double in size over six-plus years to $3.3 billion. He has held CFO positions at Darien Rowayton Bank and for Doral Bank's U.S. Operations. He began his career with Ernst & Young and held accounting/ finance positions at PepsiCo, GE Capital and Bridgewater Associates. Mr. Ivanov holds an MBA and bachelor's degree in accounting and finance from the University of South Florida. He is also Six Sigma Black Belt certified.
Michael Jacobs	54	Chief Information Officer of Arrow and Arrow Bank since February 1, 2024. Mr. Jacobs joined GFNB, in 2003 as Information Systems Manager. He was later promoted to Senior Vice President and then Executive Vice President. As Chief Information Officer, Mr. Jacobs guides the Company's strategic technology plans. He has more than 30 years of experience in the community banking industry, having previously served as Operations Manager at Cohoes Savings Bank and Item Processing Manager at Hudson River Bank and Trust. Mr. Jacobs earned a bachelor's degree in finance from Siena College and an associate degree in business administration from Hudson Valley Community College.
David D. Kaiser	64	Senior Executive Vice President and Chief Credit Officer of Arrow and Arrow Bank since February 2022. Mr. Kaiser joined the Company in 2001 as Vice President and Commercial Loan Officer. He served as Corporate Banking Manager and was later promoted to Senior Vice President, before being named Chief Credit Officer in 2011, followed by promotions to Executive Vice President and Senior Executive Vice President. Prior to joining the Company, he spent 15 years in the Capital Region as a Commercial Loan Officer. Mr. Kaiser has a bachelor's degree in business administration from Siena College. Mr. Kaiser actively serves on boards of numerous community organizations.

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Brooke Pancoe	39	Chief Human Resources Officer of Arrow and Arrow Bank since February 1, 2024. Ms. Pancoe joined the Company in 2018 as Director of Human Resources. In her current role as Chief Human Resources Officer, she has executive oversight of the Company's human resource strategies, which includes organizational design and succession planning, talent acquisition and retention, performance management, professional development and compensation and benefits. Prior to joining the Company, Ms. Pancoe held various human resource management roles within the power generation and engineering services industry. Ms. Pancoe holds a bachelor's degree in psychology from Clark University in Worcester, MA, and an MBA from the University at Albany. In addition, she maintains a certified professional human resources designation.
Andrew J. Wise	58	Senior Executive Vice President and Chief Risk Officer of Arrow and Arrow Bank since February 1, 2024. Mr. Wise joined the Company in 2016 as Senior Vice President of Administration for GFNB. He has since been promoted to Senior Executive Vice President and Chief Risk Officer of the Company. He has more than 30 years of experience building and leading both community banks and bank-owned insurance agencies. Mr. Wise previously served as Vice President and CISO for The Adirondack Trust Company and acted as Executive Vice President, COO for Wise Insurance Brokers, Inc. He has extensive experience in designing, implementing and managing workflows and delivering operational efficiency. He holds a bachelor's degree from Boston University's School of Management.
Marc J. Yrsha	46	Chief Banking Officer of Arrow and Arrow Bank since February 1, 2024. Mr. Yrsha joined the Company in 2015. As Chief Banking Officer, Mr. Yrsha oversees the strategic direction of the Retail Banking unit, which includes retail deposits and lending, business development, consumer payments, business services, municipal banking, as well as small business and retail lending. In addition, Mr. Yrsha oversees the Wealth Management division and Marketing. Prior to joining our Company, Mr. Yrsha spent time in retail leadership, retail and commercial lending at large regional and community banks within the Arrow footprint. Mr. Yrsha is active in the community serving in leadership roles on a variety of boards. He is a graduate of Castleton University in Vermont and the Adirondack Regional Chamber of Commerce's Leadership Adirondack Program.

J. AVAILABLE INFORMATION

Arrow's Internet address is *www.arrowfinancial.com*. The Company makes available, free of charge, on or through Arrow's website, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports as soon as practicable after they are filed or furnished with the SEC pursuant to the Exchange Act. We intend to use our website to disclose material non-public information and various other documents related to corporate operations, the charters of principal board committees, and codes of ethics and to comply with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our website, in addition to following and reviewing our news releases, filings with the SEC and other presentations. The Company has adopted a financial code of ethics that applies to Arrow's chief executive officer, chief financial officer and principal accounting officer and a business code of ethics that applies to all directors, officers and employees of Arrow and its subsidiaries. Both of these can be found at: https://www.arrowfinancial.com/Corporate/Governance.

Item 1A. Risk Factors

Arrow's financial results and the market price of its stock are subject to risks arising from many factors, including the risks listed below, as well as other risks and uncertainties. Any of these risks could materially and adversely affect Arrow's business, financial condition or results of operations. Please note that the discussion below regarding the potential impact on Arrow of certain of these factors that may develop in the future is not meant to provide predictions by Arrow's management that such factors will develop, but to acknowledge the possible negative consequences to the Company and business if certain conditions materialize.

MACROECONOMIC AND INDUSTRY RISKS

Arrow remains subject to inflationary risk which could adversely impact our business and our customers. Beginning in the first half of 2022, the FRB steadily increased in benchmark interest rates in response to signs of growing inflation. Although the FRB cut certain benchmark interest rates twice in the second half of 2024, the inflationary outlook remains uncertain. Should interest rates rise, the value of our investment securities, particularly those with longer maturities, would likely decrease (although this effect may be mitigated for floating rate instruments). Further, continued inflation increases the cost of operational expenses which increases our noninterest expenses. Additionally, our customers may be affected by inflation, which could have a negative impact on their ability to repay loans. Finally, a return to a higher inflationary environment may discourage our customers from pursuing new loans.

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Market conditions could present significant challenges to the U.S. commercial banking industry and its core business of making and servicing loans. Any substantial downturn in the regional markets in which Arrow operates or in the U.S. economy generally could adversely affect Arrow's ability to maintain and/or grow earnings. Arrow's business is highly dependent on the business environment in the markets in which the Company operates as well as the United States as a whole. Arrow's business is dependent upon the financial stability of the Company's borrowers, including their ability to pay interest on and repay the principal amount of outstanding loans, the value of the collateral securing those loans, and the overall demand for loans and other products and services, all of which impact Arrow's stability and future growth. If unpredictable or unfavorable economic conditions unique to the market area should occur in upcoming periods, these conditions will likely have an adverse effect on the quality of the loan portfolio and financial performance. Arrow is less able than larger regional competitors to spread the risk of unfavorable local economic conditions over a larger market area. Further, if the overall U.S. economy deteriorates, then Arrow's business, results of operations, financial condition and prospects could be adversely affected. In particular, financial performance may be adversely affected by short-term and long-term interest rates, the prevailing yield curve, inflation, monetary supply, fluctuations in the debt and equity capital markets, and the strength of the domestic economy and the local economies in the markets in which Arrow operates, all of which are beyond Arrow's control. Any future economic or financial downturn, including any significant correction in the equity markets, could adversely affect Arrow's volume of income attributable to, and demand for, fee-based services of Arrow Bank, including the Company's fiduciary business, which could negatively impact Arrow's financial condition and results of operations. Revenues from trust and wealth management business are dependent on the level of assets under management. Any significant downturn in the equity markets may lead Arrow's trust and wealth management customers to liquidate their investments, or may diminish account values for those customers who elect to leave their portfolios with Arrow, in either case reducing assets under management and thereby decreasing revenues from this important sector of the business. Other fee-based businesses are also susceptible to a sudden economic or financial downturn. Moreover, weak or worsening economic conditions often lead to difficulties in other areas of its business, including growth of its business generally, thereby compounding the negative effects on earnings. Arrow operates in a highly competitive industry and market areas that could negatively affect growth and profitability. Competition for commercial banking and other financial services is fierce in Arrow's market areas. In one or more aspects of business, Arrow Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, Internet-based financial services companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Additionally, due to their size and other factors, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services, as well as better pricing for those products and services, than Arrow and its subsidiaries can. Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. In addition, many of Arrow's competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Failure by Arrow to offer competitive services in Arrow's market areas could significantly weaken Arrow's market position, adversely affecting growth, which, in turn, could have a material adverse effect on Arrow's financial condition and results of operations. The financial services industry is faced with technological advances and changes on a continuing basis, and failure to adapt to these advances and changes could have a material adverse impact on Arrow's business. Technological advances and changes in the financial services industry are pervasive and constant. The retail financial services sector, like many other retail goods and services sectors, is constantly evolving, involving new delivery and communications systems and technologies that are extraordinarily far-reaching and impactful. For Arrow to remain competitive, Arrow must adapt to these systems and technologies. Proper implementation of new technologies can increase efficiency, decrease costs and help to meet customer demand. However, many competitors have greater resources to invest in technological advances and changes. Arrow may not always be successful in utilizing the latest technological advances in offering its products and services or in otherwise conducting its business. Failure to identify, consider, adapt to and implement technological advances and changes could have a material adverse effect on business. In particular the use or implementation of AI and generative AI technologies can have a significant impact. Arrow is still evaluating the potential threats and uses of this technology. Problems encountered by other financial institutions could adversely affect Arrow. Arrow Bank's ability to engage in routine funding transactions could be adversely affected by financial or commercial problems confronting other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. Arrow has exposure to many different counterparties in the normal course of business, and routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, other commercial banks, investment banks, mutual and hedge funds, and other financial institutions. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by Arrow Bank or by other financial institutions on whom Arrow Bank relies or with whom Arrow Bank interacts. Some of these transactions expose Arrow Bank to credit and other potential risks in the event of default of Arrow Bank's counterparty or client. In addition, credit risk may be exacerbated when the collateral held by Arrow Bank cannot be liquidated or only may be liquidated at prices not sufficient to recover the full amount due Arrow under the underlying financial instrument held by Arrow. There is no assurance that any such losses would not materially and adversely affect the results of operations of Arrow. OPERATIONAL RISKS Arrow faces continuing and growing security risks to its information base including the information maintained relating to customers, and any breaches in the security systems implemented to protect this information could have a material negative effect on Arrow's business operations and financial condition. In the ordinary course of business, Arrow relies on electronic communications and information systems to conduct its operations and to store sensitive data. Arrow employs an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. Arrow employs a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Arrow has implemented and regularly 13 reviews and updates extensive systems of internal controls and procedures as well as corporate governance policies and procedures intended to protect its business operations, including the security and privacy of all confidential customer information. In addition, Arrow relies on the services of a variety of vendors to meet data processing and communication needs. No matter how well designed or implemented its controls are, Arrow cannot provide an absolute guarantee to protect its business operations from every type of cybersecurity or other security problem in every situation, whether as a result of systems failures, human error or negligence, cyberattacks, security breaches, fraud or misappropriation. Any failure or circumvention of these controls could have a material adverse effect on Arrow's business operations and financial condition. Notwithstanding the strength of defensive measures, the threat from cyberattacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While to date, Arrow has not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks or other security problems, Arrow's systems and those of its customers and third-party service providers are under constant threat. Risks and exposures related to cybersecurity attacks or other security problems are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and issues, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by Arrow and customers. The computer systems and network infrastructure that Arrow uses are always vulnerable to unforeseen disruptions, including theft of confidential customer information (“identity theft”) and interruption of service as a result of fire, natural disasters, explosion, general infrastructure failure, cyberattacks or other security problems. These disruptions may arise in Arrow's internally developed systems, or the systems of our third-party service providers or may originate from the actions of our consumer and business customers who access our systems from their own networks or digital devices to process transactions. Information security and cybersecurity risks have increased significantly in recent years because of consumer demand to use the Internet and other electronic delivery channels to conduct financial transactions. Cybersecurity risk and other security problems are a major concern to financial services regulators and all financial service providers, including Arrow. These risks are further exacerbated due to the increased sophistication and activities of organized crime, hackers, terrorists and other disreputable parties. Arrow regularly assesses and tests security systems and disaster preparedness, including back-up systems, but the risks are substantially escalating. As a result, cybersecurity and the continued enhancement of Arrow's controls and processes to protect its systems, data and networks from attacks or unauthorized access remain a priority. Accordingly, Arrow may be required to expend additional resources to enhance its protective measures or to investigate and remediate any information security vulnerabilities or exposures. Any breach of Arrow's system security could result in disruption of its operations, unauthorized access to confidential customer information, significant regulatory costs, litigation exposure and other possible damages, loss or liability. Such costs or losses could exceed the amount of available insurance coverage, if any, and would adversely affect Arrow's earnings. Also, any failure to prevent a security breach or to quickly and effectively deal with such a breach could negatively impact customer confidence, damaging Arrow's reputation and undermining its ability to attract and keep customers. In addition, if Arrow fails to observe any of the cybersecurity requirements in federal or state laws, regulations or regulatory guidance, Arrow could be subject to various sanctions, including financial penalties. For additional information on Arrow’s cybersecurity protocols and the management and oversight thereof, please see Item 1C. Cybersecurity, below. Business could suffer if Arrow loses key personnel unexpectedly. Arrow's success depends, in large part, on Arrow's ability to retain key personnel for the duration of their expected terms of service. On an ongoing basis, Arrow prepares and reviews back-up plans, in the event key personnel are unexpectedly rendered incapable of performing or depart or resign from their positions. However, any sudden unexpected change at the senior management level may adversely affect business. Health emergencies may adversely affect Arrow’s business activities, financial condition and results of operations. The business of Arrow and its subsidiaries depends on the willingness and ability of its customers to conduct financial transactions. Health emergencies could disrupt the business, activities, and operations of Arrow’s customers, as well as Arrow's business and operations. Arrow has taken steps to mitigate the risk of harm to its employees and customers and to its operations from health emergencies or other events through its business continuity plan. If a health emergency has an adverse effect on (i) customer deposits, (ii) the ability of borrowers to satisfy their obligations, (iii) the demand for loans or other financial products and services, (iv) the ability of Arrow’s personnel and third party service providers to perform effectively, (v) financial markets, real estate markets, or economic growth, or (vi) other aspects of operations, then Arrow’s liquidity, financial condition and/or results of operations may be materially and adversely affected. Arrow may not realize the anticipated benefits of unifying its two former subsidiary banks into one bank. On December 31, 2024, Arrow merged its two former subsidiary banks into one subsidiary bank, and changed the name of the unified institution to Arrow Bank. Arrow anticipates the unification will simplify the bank’s brand identity, strengthen its market presence, create operational efficiencies, and enhance Arrow's ability to pursue its strategic growth objectives; however, Arrow could experience additional costs associated with rebranding and integrating operations, disruptions to company operations, or a loss of customers or brand awareness, any of which could have a material impact on our operations. FINANCIAL RISKS Arrow is subject to interest rate risk, which could adversely affect profitability. Profitability depends to a large extent on Arrow's net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Changes in monetary policy, including changes in interest rates, could influence not only the interest received on loans and securities and the amount of interest paid on deposits and borrowings, but also (i) Arrow's ability to originate loans and obtain deposits, (ii) the fair value of financial assets and liabilities, and (iii) the average duration of mortgage-backed securities portfolio. If the interest rates Arrow pays on deposits and other borrowings increase at a faster rate than the interest rates received on loans, securities and other interest-earning investments, net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on 14 deposits and other borrowings. Changes in interest rates, whether they are increases or decreases, can also trigger repricing and changes in the pace of payments for both assets and liabilities. Arrow Bank's allowance for possible credit losses may be insufficient, and an increase in the allowance would reduce earnings. Arrow Bank's loan quality is affected by the condition of the economy. Like other financial institutions, Arrow Bank maintains an allowance for credit losses to provide for probable credit losses at the balance sheet date. While Arrow Bank has continued to enjoy a very high level of quality in its loan portfolio generally and very low levels of loan charge-offs and non- performing loans, if the economy in Arrow Bank's geographic market area should deteriorate to the point that recessionary conditions return, or if the regional or national economy experiences a protracted period of stagnation, the quality of our loan portfolio may weaken so significantly that its allowance for loan losses may not be adequate to cover actual or expected loan losses. In such events, Arrow Bank may be required to increase its provisions for credit losses and this could materially and adversely affect financial results. The allowance for credit losses is established through a provision for credit losses based on management’s evaluation of the risks inherent in the loan portfolio and the general economy. The allowance for credit losses is based upon a number of factors, including the size of the loan portfolio, asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management’s assessment of the credit risk inherent in the portfolio, historical loss experience and loan underwriting policies. In addition, Arrow Bank evaluates all loans identified as problem loans and augments the allowance based upon an estimation of the potential loss associated with those problem loans. Additions to the allowance for credit losses decrease net income through provisions for credit losses. Arrow Bank's regulators, in reviewing the loan portfolio as part of a regulatory examination, may from time to time require Arrow Bank to increase the allowance for credit losses, thereby negatively affecting earnings, financial condition and capital ratios at that time. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans and leases, identification of additional problem loans and other factors, both within and outside of Arrow's control. Additions to the allowance could have a negative impact on Arrow Bank's results of operations, which would impact the Company's results of operations. The increasing complexity of Arrow's operations presents varied risks that could affect earnings and financial condition. Arrow processes a large volume of transactions on a daily basis and is exposed to numerous types of risks related to internal processes, people and systems. These risks include, but are not limited to, the risk of fraud by persons inside or outside the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, breaches of data security, human error or negligence, and Arrow's internal control system and compliance with a complex array of consumer protection and safety and soundness regulations. Arrow could also experience additional loss as a result of potential legal actions that could arise as a result of operational deficiencies or as a result of noncompliance with applicable laws and regulations. Arrow’s financial condition and the results of its operations could be negatively impacted by changes in its liquidity position. Arrow’s liquidity can be significantly and negatively impacted by factors outside the Company’s control, including general disruptions in the financial markets, governmental fiscal and monetary policies, regulatory changes, negative investor perceptions of Arrow’s creditworthiness, unexpected increases in cash or collateral requirements and the consequent inability to monetize available liquidity resources. Further, competition for deposits has continued to increase in recent years, including as a result of online banks and digital banking and fixed income alternatives for customer funds. Continued or increased competition for deposits in the current higher interest rate environment could negatively impact Arrow’s liquidity going forward. In addition, as a holding company, Arrow relies on interest, dividends, distributions and other payments from Arrow Bank to fund dividends as well as to satisfy its debt and other obligations. Limitations on the payments that Arrow receives from Arrow Bank could also impact Arrow’s liquidity. A bank holding company is required by law to act as a source of financial and managerial strength for Arrow Bank. As a result, Arrow may be required to commit resources to Arrow Bank, even if doing so is not otherwise in the interests of the Company, its shareholders or its creditors, which could reduce the amount of funds available to meet its obligations. Arrow could recognize losses on securities held in its securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate. Factors beyond Arrow's control can significantly influence and cause potential adverse changes to the fair value of securities in its portfolio. These types of factors include, but are not limited to, rating agency downgrades of the securities, its own analysis of the value of the securities, defaults by the issuers or individual mortgagors with respect to the underlying securities and instability in the credit markets. Any of the foregoing factors, as well as changing economic and market conditions, generally, could cause other-than-temporary impairments, realized or unrealized losses in future periods and declines in other comprehensive income, any of which could have a material adverse effect on the business, financial condition, results of operations and growth prospects. RISKS RELATED TO OWNING OUR COMMON STOCK The Company relies on the operations of its subsidiaries to provide liquidity, which, if limited, could impact Arrow's ability to pay dividends to its shareholders or to repurchase its common stock. Arrow is a single bank holding company, a separate legal entity from its subsidiaries. The bank holding company does not have significant operations of its own. The ability of the subsidiaries, including Arrow Bank and the insurance subsidiary, to pay dividends is limited by various statutes and regulations. It is possible, depending upon the financial condition of Arrow's subsidiaries and other factors, that the subsidiaries might be restricted at some point in the ability to pay dividends to Arrow, including by a bank regulator asserting that the payment of such dividends or other payments would constitute an unsafe or unsound practice. In addition, under federal banking law, Arrow is subject to consolidated capital requirements at the holding company level. If Arrow or Arrow Bank is required to retain or increase capital, Arrow may not be able to maintain the cash dividends or pay dividends at all, or to repurchase shares of Arrow's common stock. 15

LEGAL, TAX, REGULATORY AND COMPLIANCE RISKS Federal banking statutes and regulations could change in the future, which may adversely affect Arrow. Arrow Bank is subject to extensive federal and state banking regulations and supervision. Banking laws and regulations are intended primarily to protect bank depositors’ funds (and indirectly the Federal Deposit Insurance Fund) as well as bank retail customers, who may lack the sophistication to understand or appreciate bank products and services. These laws and regulations generally are not, however, aimed at protecting or enhancing the returns on investment enjoyed by bank shareholders. Arrow Bank's depositor/customer awareness of the changing regulatory environment is particularly true of the set of laws and regulations under Dodd-Frank, which were passed in the aftermath of the 2008-09 financial crisis and in large part were intended to better protect bank customers (and to some degree, banks) against a wide variety of lending products and aggressive lending practices that pre-dated the crisis and are seen as having contributed to its severity. Although not all banks offered such products or engaged in such practices, all banks are affected by these laws and regulations to some degree. Dodd-Frank restricts Arrow Bank's lending practices, requires us to expend substantial additional resources to safeguard customers, significantly increases its regulatory burden, and subjects Arrow Bank to significantly higher minimum capital requirements which, in the long run, may serve as a drag on its earnings, growth and ultimately on its dividends and stock price (the Dodd-Frank capital standards are separately addressed in a previous risk factor). Although the Economic Growth Act and similar initiatives may mitigate the impact of Dodd-Frank, other statutory and regulatory changes including additional guidance and interpretations of existing rules and requirements could add to the existing regulatory burden imposed on banking organizations like Arrow Bank, resulting in a potential material adverse effect on Arrow's financial condition and results of operations. Capital and liquidity standards require banks and bank holding companies to maintain more and higher quality capital and greater liquidity than has historically been the case. Capital standards, particularly those adopted as a result of Dodd-Frank, continue to have a significant effect on banks and bank holding companies, including Arrow. The need to maintain more and higher quality capital, as well as greater liquidity, and generally increased regulatory scrutiny with respect to liquidity and capital levels, may at some point limit business activities, including lending, and our ability to expand. It could also result in Arrow being required to take steps to increase regulatory capital and may dilute shareholder value or limit the ability to pay dividends or otherwise return capital to investors through stock repurchases. The Capital Rules promulgated under Dodd-Frank will remain applicable to Arrow. Non-compliance with the Patriot Act, Bank Secrecy Act, or other anti-money laundering laws and regulations could result in fines or sanctions and restrictions on conducting acquisitions or establishing new branches. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the Patriot Act) and the Bank Secrecy Act require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are suspected, financial institutions are obligated to file suspicious activity reports with FinCEN. Federal anti-money laundering rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, and restrictions on conducting acquisitions or establishing new branches. The policies and procedures Arrow has adopted that are designed to assist in ensuring compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations. Arrow, through Arrow Bank, is subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties. CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on Arrow's business, financial condition and results of operations. Item 1B. Unresolved Staff Comments - None Item 1C. Cybersecurity Regulatory Supervision Arrow and its subsidiaries are subject to the provisions in the Gramm-Leach-Bliley Act relating to data security, as well as many federal and state laws, regulations and regulatory interpretations which impose standards and requirements related to cybersecurity. In July 2023, the SEC adopted amendments intended to enhance and standardize disclosures related to cybersecurity. The amendments were effective in December 2023 and require timely disclosure of material cybersecurity incidents and annual disclosures related to cybersecurity risk management, strategy, and governance. Under the new rules, a material cybersecurity incident is required to be disclosed on a Form 8-K within four business days after the learning of a material incident. The SEC has defined a cybersecurity incident to mean “an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through a registrant’s information systems that jeopardizes the confidentiality, integrity, or availability of a registrant’s information systems or any information residing therein.” Arrow has undertaken and implemented a number of procedures and control steps to comply with these expanded cybersecurity reporting requirements as outlined below. Cybersecurity Risk Management & Strategy Arrow has implemented processes designed to oversee and identify risk from cybersecurity breaches. Arrow’s cybersecurity risk management and data security program is an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. Arrow employs a variety of preventative and detective tools to 16 monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent cybersecurity threats. Our security framework involves processes for detection, identification, protection and response to a cybersecurity incident. Additionally, we are well prepared for recovery in the case of a cybersecurity incident with proper vendor support as well as backups both online and offline. Arrow also regularly assesses and tests its security systems and disaster preparedness, including the adequacy and functionality of its backup systems. Arrow also regularly reviews and updates its existing internal controls and procedures and corporate governance policies and procedures intended to protect its business operations, which includes the security and privacy of the confidential information of its customers. In addition, Arrow engages a variety of vendors to meet data processing and communication needs. Arrow communicates and works directly with all of our critical information technology ("IT") vendors to resolve issues and install releases. We perform business continuity plan testing on a periodic basis. Arrow has not experienced, nor does it believe it is reasonably likely to experience, a material effect on the Company’s business strategy, results of operations or financial condition as a result of a significant compromise, significant data loss or any material financial losses related to cybersecurity incidents or other security problems. Cybersecurity and the continued enhancement of Arrow's controls and processes to protect its systems, data and networks from cybersecurity incidents remain a priority to Arrow. Governance Arrow’s senior management regularly considers the impact of cybersecurity risks when developing its business strategy and financial planning. Arrow has various policies and procedures in place to mitigate cybersecurity risks and maintains a layered, defensive program to manage and maintain cybersecurity controls. Arrow’s Board of Directors, Chief Information Officer, Director of IT and the Enterprise Risk Management (“ERM”) committee at the senior management level all have a role in the cybersecurity risk management program. The Board receives periodic reports from the ERM committee, which is chaired by the Director of Compliance and Risk and includes executive, senior, and other designated managers as appropriate. Item 2. Properties Arrow's main office is at 250 Glen Street, Glens Falls, New York. The building is owned by Arrow Bank National Association and serves as the main office for Arrow and Arrow Bank. In 2023, Arrow completed a multi-year renovation project to enhance and improve the downtown Glens Falls Main Campus. The renovations provide added energy efficiency, productivity, and more collaborative work space. This project provides for a renovated and more functional Main Office branch and lending space for customers. Arrow's investment in its downtown campus dates back to 2012 with the construction of our 20 South Street Building and has continued with phased improvements to other adjacent properties. Arrow Bank owns 26 branch banking offices, leases 12 branch banking offices, leases two residential loan origination offices and a business development office, all at market rates. Two of the 12 leased locations reflect the long term lease of property upon which Arrow owns buildings. Arrow's insurance agency is co-located in seven bank-owned branches, as well as two leased insurance offices. Arrow also leases a maintenance building and parking lots near the main office in Glens Falls as well as land and additional office space within our footprint to support our business. In the opinion of management, the physical properties of Arrow and its subsidiaries are suitable and adequate. For more information on Arrow's properties, see Notes 2, Summary of Significant Accounting Policies, 6, Premises and Equipment, and 18, Leases, to the Consolidated Financial Statements contained in Part II, Item 8 of this Report. Item 3. Legal Proceedings Arrow, including its subsidiaries, is not currently the subject of any material pending legal proceedings, other than ordinary routine litigation occurring in the normal course of their business. On an ongoing basis, Arrow is often the subject of, or a party to, various legal claims by other parties against Arrow, by Arrow against other parties, or involving Arrow, which arise in the normal course of business. The various pending legal claims against Arrow will not, in the opinion of management based upon consultation with counsel, result in any material liability. Legal expenses incurred in connection with loss contingencies are expensed as incurred. As previously disclosed in certain of the Company’s filings with the SEC, on June 23, 2023, Robert C. Ashe filed a putative class action complaint (the "Ashe Lawsuit") against the Company in the United States District Court for the Northern District of New York. In addition to the Company, the complaint names as defendants Thomas J. Murphy, the Company’s former CEO and from September 30, 2022 to February 20, 2023, its interim CFO, Edward J. Campanella, the Company’s former CFO, and Penko Ivanov, the Company’s current CFO (“Individual Defendants” and, together with the Company, the "Defendants"). The complaint alleges that the Defendants made materially false and misleading statements regarding the Company’s business, operations and compliance policies in the Company’s public filings between March 12, 2022 and May 12, 2023. The complaint further alleges that the Individual Defendants are liable for these materially false and misleading statements as "controlling persons" of the Company. Based on these allegations, the complaint brings two claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and of Section 20(a) of the Exchange Act. Mr. Ashe, on behalf of a purported class of shareholders, seeks compensatory damages as well as recovery of the costs and fees associated with the litigation. On December 5, 2023, plaintiff Ashe filed an amended complaint that changed the putative class period to the period from August 5, 2022 through May 12, 2023, but challenged substantially the same statements on the same basis. On February 9, 2024, the Company moved to dismiss the action in its entirety. On June 7, 2024, the parties reached a settlement (subject to court approval.) On February 13, 2025 the court approved the settlement, which did not have a material impact on the Company’s financial results or financial position and was fully recognized during 2023 and the first quarter of 2024. On December 12, 2023 the Company became aware that Stephen Bull filed a complaint (the "Shareholder Derivative Complaint") on behalf of Arrow against the three Individual Defendants, as well as against all members of Arrow’s board of directors during the class period in Ashe. The Company is named solely as a nominal defendant in the action and would be the beneficiary of any recovery. The Shareholder Derivative Complaint alleges breaches of fiduciary duty (i) by the Ashe individual defendants based on substantially the same allegedly misleading statements pleaded in the Ashe complaint; and (ii) the director 17 defendants by failing to adequately oversee the individual defendants and maintain internal and disclosure controls. Plaintiffs seek (i) unspecified damages (which would be payable to the Company) for costs incurred as a result of the alleged misstatements, including costs of investigation, remediation, and litigation, (ii) repayment of the director defendants’ compensation on an unjust enrichment theory, and (iii) an order directing the Company to take all necessary actions to reform and improve its corporate governance, and (iv) the recovery of costs and fees associated with the litigation. The Shareholder Derivative Complaint also asserts various federal securities claims based on the same alleged misrepresentations as set forth in the Ashe Lawsuit. The parties have reached a settlement in principle (subject to review and approval by a court) under which the Company has agreed to make certain adjustments to its governance structure and processes. The parties are continuing to negotiate the final settlement terms. The agreed upon settlement is not expected to have a material impact on the Company's financial results or position. Item 4. Mine Safety Disclosures - None 18

PART II Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Arrow's common stock is traded on the Global Select Market of the National Association of Securities Dealers, Inc. ("NASDAQ®") Stock Market under the symbol AROW. Based on information received from Arrow's transfer agent and various brokers, custodians and agents, Arrow estimates there were approximately 10,000 beneficial owners of Arrow’s common stock at December 31, 2024. Arrow has no other class of stock outstanding. Equity Compensation Plan Information The following table sets forth certain information regarding Arrow's equity compensation plans as of December 31, 2024. These equity compensation plans were (i) the 2022 Long-Term Incentive Plan ("LTIP") and its predecessors; (ii) the Amended and Restated 2011 Employee Stock Purchase Plan ("ESPP") and its predecessors; and (iii) the 2023 Directors' Stock Plan ("DSP") and its predecessors. The LTIP, the DSP and the ESPP have been approved by Arrow's shareholders. Plan Category (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units, Restricted Stock Awards, Warrants and Rights (b) Weighted-Average Exercise Price of Outstanding Options (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) Equity Compensation Plans Approved by Security Holders (1)(2)(3) 268,271 $ 29.50 735,944 Equity Compensation Plans Not Approved by Security Holders — — Total 268,271 735,944 (1) The total of 268,271 shares listed in column (a) includes shares which are issuable pursuant to outstanding stock options and restricted stock awards granted under the LTIP or its predecessor plans. (2) The total of 735,944 shares listed in column (c) includes (i) 392,331 shares of common stock available for future award grants under the LTIP, (ii) 288,082 shares of common stock available for future issuance under the ESPP and (iii) 55,531 shares of common stock available for future issuance under the DSP. (3) The Weighted-Average Exercise Price listed in column (b) reflects the weighted-average exercise price of the 246,453 outstanding stock options, the only outstanding equity compensation with an exercise price, included in the column (a) total of 268,271. STOCK PERFORMANCE GRAPH The following graph provide a comparison of the total cumulative return (assuming reinvestment of dividends) for the common stock of Arrow as compared to the Russell 2000 Index, the ABA NASDAQ Community Bank TRBanks Index, the Zacks $1B-$5B Bank Assets Index, the KBW Bank Index, the KBW Regional Bank Index and the NASDAQ Composite Index for the five-year period from December 31, 2019 to December 31, 2024. The historical information in the graph may not be indicative of future performance of Arrow stock on the various stock indices. 19

Comparison of 5 Year Cumulative Total Return for 5 Year Period Ended December 31, 2024 (Assumes Initial Investment of $100 at December 31, 2019) Arrow Financial Corporation Russell 2000 Index KBW Bank Index KBW Regional Bank Index NASDAQ Composite Index ABA NASDAQ Community BankTR Zacks $1B - $5B Bank Assets Index 2019 2020 2021 2022 2023 2024 75 100 125 150 175 200 225 Effective with the Annual Report on Form 10-K for the year ended December 31, 2025, Arrow will be eliminating the ABA NASDAQ Community Bank TR index and the Zacks $1B - $5B Bank Assets Index and replacing them with the KBW Bank Index, the KBW Regional Bank Index, and the NASDAQ Composite Index which are more commonly used for financial institutions of Arrow's size. The preceding stock performance graph shall not be deemed incorporated by reference, by virtue of any general statement contained herein or in any other filing incorporated by reference herein, into any other SEC filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this information by reference into such filing, and shall not otherwise be deemed filed as part of any such other filing. Unregistered Sales of Equity Securities None. Issuer Purchases of Equity Securities The following table presents information about repurchases by Arrow during the three months ended December 31, 2024 of Arrow's common stock (the only class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934). In October 2023, the Board of Directors expanded its existing stock repurchase program (the "2022 Repurchase Program") by $5 million, bringing the total availability under the repurchase program to $9.1 million, and removed the expiration date previously incorporated into the 2022 Repurchase Program. In the first half of 2024, Arrow repurchased approximately $6.4 million (263,000 shares of its common stock) under the 2022 Repurchase Program and fully utilized the $9.1 million authorized program amount. On April 24, 2024, the Board approved a new stock repurchase program (the "2024 Repurchase Program"), under which the Board authorized management, in its discretion, to repurchase from time to time, in the open market or in privately negotiated transactions, up to $5 million of Arrow common stock. No shares were purchased under the 2024 Repurchase Program during the year ended December 31, 2024. In the first quarter of 2025 through March 13, 2025, Arrow repurchased approximately $3.3 million (126,067 shares) of its common stock under the 2024 Repurchase Program. 20

Fourth Quarter 2024 Calendar Month (a) Total Number of Shares Purchased1 (b) Average Price Paid Per Share1 (c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs2 (d) Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs2 October — $ — — $ 5,000,000 November — — — 5,000,000 December — — — 5,000,000 Total — — — 1 No shares were purchased in the open market under the ESOP on behalf of the participants under the ESOP by the administrator of the ESOP or by Arrow pursuant to the Company's 2024 Repurchase Program. 2 No shares were acquired under the 2024 Repurchase Program in October, November or December 2024. Item 6. Reserved 21

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Quarter Ended 12/31/2024 9/30/2024 6/30/2024 3/31/2024 12/31/2023 Selected Twelve-Month Information Dollars in thousands, except per share amounts 2022 share and per share amounts have been restated for the September 2023 3% stock dividend 2024 2023 2022 Net Income $ 29,709 $ 30,075 $ 48,799 Transactions Recorded in Net Income (Net of Tax): Net Changes in Fair Value of Equity Investments 95 (67) 315 Period End Shares Outstanding1 16,743 16,942 17,048 Basic Average Shares Outstanding1 16,739 17,037 17,008 Diluted Average Shares Outstanding1 16,745 17,037 17,059 Basic Earnings Per Share1 $ 1.77 $ 1.77 $ 2.86 Diluted Earnings Per Share1 1.77 1.77 2.86 Cash Dividends Per Share1 1.09 1.06 0.99 Average Assets 4,266,721 4,084,519 4,047,480 Average Equity 384,858 362,781 360,095 Return on Average Assets 0.70% 0.74% 1.21 % Return on Average Equity 7.72% 8.29% 13.55 % Average Earning Assets $ 4,102,954 $ 3,948,708 $ 3,902,077 Average Interest-Bearing Liabilities 3,126,495 2,903,925 2,834,266 Interest Income 194,993 162,564 129,651 Interest Income, Tax-Equivalent* 195,638 163,328 130,737 Interest Expense 83,261 57,732 11,308 Net Interest Income 111,732 104,832 118,343 Net Interest Income, Tax-Equivalent* 112,377 105,596 119,429 Net Interest Margin 2.72% 2.65% 3.03 % Net Interest Margin, Tax-Equivalent* 2.74% 2.67% 3.06 % Efficiency Ratio Calculation*4 Noninterest Expense $ 97,268 $ 93,048 $ 81,530 Less: Intangible Asset Amortization 248 176 193 Net Noninterest Expense 97,020 92,872 81,337 Net Interest Income, Tax-Equivalent 112,377 105,596 119,429 Noninterest Income 28,074 29,117 30,898 Less: Net (Loss) Gain on Securities (2,907) (92) 427 Net Gross Income, Adjusted $ 143,358 $ 134,805 $ 149,900 Efficiency Ratio* 67.68% 68.89% 54.26 % Period-End Capital Information: Tier 1 Leverage Ratio 9.60% 9.84% 9.80 % Total Stockholders’ Equity (i.e. Book Value) $ 400,901 $ 379,772 $ 353,538 Book Value per Share 23.94 22.42 20.74 Intangible Assets 25,847 22,983 23,373 Tangible Book Value per Share 2 22.40 21.06 19.37 Asset Quality Information: Net Loans Charged-off as a Percentage of Average Loans 0.09% 0.07% 0.08 % Provision for Credit Losses as a Percentage of Average Loans 0.16% 0.11% 0.17 % Allowance for Credit Losses as a Percentage of Period-End Loans 0.99% 0.97% 1.00 % Allowance for Credit Losses as a Percentage of Nonperforming Loans 159.69% 147.82% 249.95 % Nonperforming Loans as a Percentage of Period-End Loans 0.62% 0.66% 0.40 % Nonperforming Assets as a Percentage of Total Assets 0.50% 0.51% 0.32% *See "Use of Non-GAAP Financial Measures" on page 4. 22

Arrow Financial Corporation Reconciliation of Non-GAAP Financial Information (Dollars In Thousands, Except Per Share Amounts) Footnotes: 1. 2022 share and per share data have been restated for the September 26, 2023, 3% stock dividend. 2. Non-GAAP Financial Measure Reconciliation: Financial Institutions often use the "efficiency ratio", a non-GAAP ratio, as a measure of expense control. Arrow believes the efficiency ratio provides investors with information that is useful in understanding its financial performance. Arrow defines efficiency ratio as the ratio of noninterest expense to net gross income (which equals tax-equivalent net interest income plus noninterest income, as adjusted). 23

CRITICAL ACCOUNTING POLICIES The significant accounting policies, as described in Note 2 - Summary of Significant Accounting Policies to the Consolidated Financial Statements are essential in understanding the Management Discussion and Analysis. Many of the significant accounting policies require complex judgments to estimate the values of assets and liabilities. Arrow has procedures and processes in place to facilitate making these judgments. The more judgmental estimates are summarized in the following discussion. In many cases, there are numerous alternative judgments that could be used in the process of determining the inputs to the models. Where alternatives exist, Arrow has used the factors that are believed to represent the most reasonable value in developing the inputs. Actual performance that differs from estimates of the key variables could impact the results of operations. Allowance for credit losses: The allowance for credit losses consists of the allowance for credit losses and the allowance for losses on unfunded commitments. Arrow adopted on January 1, 2021, Accounting Standards Updates (‘‘ASU’’) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (‘‘CECL’’) and its related amendments. The CECL approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). The estimate of expected credit losses under the CECL approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. Arrow then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. Finally, Arrow considers forecasts about future economic conditions that are reasonable and supportable. The allowance for losses on unfunded commitments represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments unconditionally cancellable by Arrow. The allowance for losses on unfunded commitments is determined by estimating future draws and applying the expected loss rates on those draws. Arrow considers the accounting policy relating to the allowance for credit losses to be a critical accounting estimate given the uncertainty in evaluating the level of the allowance required to cover Arrow's estimate of all expected credit losses over the expected contractual life of our loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods. While management’s current evaluation of the allowance for credit losses indicates that the allowance is appropriate at this time, the allowance may need to be adjusted in the future due to changes in conditions or assumptions. The impact of utilizing the CECL approach to calculate the reserve for credit losses will be significantly influenced by the composition, characteristics and quality of our loan portfolio, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the reserve for credit losses, and therefore, greater volatility to our reported earnings. Arrow's policy on the allowance for credit losses is disclosed in Note 2 to the consolidated financial statements of this Form 10-K. A. OVERVIEW The following discussion and analysis focuses on and reviews Arrow's results of operations for each of the years in the three-year period ended December 31, 2024 and the financial condition as of December 31, 2024 and 2023. The discussion below should be read in conjunction with the selected quarterly and annual information set forth above and the Consolidated Financial Statements and other financial data presented elsewhere in this Report. When necessary, prior-year financial information has been reclassified to conform to the current-year presentation. Summary of 2024 Financial Results: Net income for 2024 was $29.7 million, down from $30.1 million for 2023. Diluted earnings per share (EPS) was $1.77 for 2024, unchanged from 2023. ROE and ROA were 7.72% and 0.70%, respectively, as compared to 8.29% and 0.74%, respectively, for 2023. Net interest income for the year ended December 31, 2024 was $111.7 million, an increase of $6.9 million, or 6.6%, from the prior year. Compared to the prior year, the increase was primarily due to interest income outpacing growth in interest expense. Interest and fees on loans were $171.3 million for the year ended December 31, 2024, an increase of 20.6% from $142.0 million for the year ended December 31, 2023. The increase was primarily driven by loan growth and higher loan rates. Interest expense for the year ended December 31, 2024 was $83.3 million. This represents an increase of $25.5 million, or 44.2%, from $57.7 million in interest expense for the prior-year period. The increase in interest expense was driven primarily by higher deposit rates and changes in deposit composition. Net interest margin was 2.72% (2.74% FTE1) for the year ended December 31, 2024, as compared to 2.65% (2.67% FTE) for the year ended December 31, 2023. For the year ended December 31, 2024, the provision for credit losses was $5.2 million, compared to $3.4 million in the prior year. The key drivers for the provision for credit losses in 2024 were loan growth, charge-offs, and changes to the portfolio mix/ age due to fourth-quarter commercial loan growth, partially offset by changes to the economic forecast factors embedded in the credit loss allowance model, as well as qualitative factors relating to local and Arrow-specific conditions. Non-interest expense for the year ended December 31, 2024 increased by $4.2 million, or 4.5%, to $97.3 million, as compared to $93.0 million in 2023. The largest component of non-interest expense is salaries and benefits paid to our employees, which totaled $52.7 million in 2024 and increased $5.0 million, or 10.6%, from the prior year. The increase was related to headcount increases to support additional control and compliance initiatives and our growing organization. Salaries and benefits were also impacted by inflation-driven wage increases and rising benefit costs. 24 1 FTE net interest margin is a non-GAAP measure. See reconciliation on Note 3 to the Selected Quarterly Information.

The provision for income taxes for 2024 was $7.6 million, compared to $7.4 million for 2023. The effective income tax rates for 2024 and 2023 were 20.5% and 19.8%, respectively. The increase in the effective tax rate was primarily the result of reduced tax exempt income in 2024. Total assets were $4.3 billion at December 31, 2024, an increase of $136.5 million, or 3.3%, compared to December 31, 2023. The increase over the prior year was primarily driven by loan growth. Total investments were $570.8 million at December 31, 2024, a decrease of $65.4 million, or 10.3%, compared to December 31, 2023. The decrease was driven primarily by paydowns and maturities, the proceeds of which were primarily used to fund loan growth in 2024. The minor repositioning of the investment portfolio in the fourth quarter did not materially impact the overall investment balance. There were no credit quality issues identified related to the investment portfolio. On December 20, 2024, Arrow sold approximately $75 million of lower-yielding available-for-sale investments with an average book yield of approximately 0.6% and weighted average remaining life of 1.3 years, recognizing a pre-tax loss on the sale of approximately $3.0 million. Proceeds from the sale have been redeployed into higher-yielding available-for-sale investments with an average book yield of approximately 4.4% and weighted average remaining life of 4.5 years. The expected earn-back period of these investment transactions is approximately 1.1 years. Based on current market interest rates, the transaction is expected to improve Arrow's net interest income by approximately $2.7 million for 2025 and beyond, due to increased duration within the portfolio. Year end regulatory capital ratios were not materially impacted as the new investments carry a lower risk weighting than the securities that were sold. Year-end tangible common equity and tangible book value were not impacted. At December 31, 2024, total loan balances reached $3.4 billion. Loan growth for the fourth quarter was $59 million2. Loan growth for the year was $185 million3 or 5.8%. Loan growth was spread across all loan products. The allowance for credit losses was $33.6 million at December 31, 2024, an increase of $2.3 million from December 31, 2023. The allowance for credit losses at year-end 2024 represented 0.99% of loans outstanding, an increase from 0.97% at year-end 2023. Asset quality remained solid at December 31, 2024. Net loan charge-offs, expressed as an annualized percentage of average loans outstanding, were 0.09% for the year ended December 31, 2024, as compared to 0.07% for the prior year. Nonperforming assets of $21.5 million at December 31, 2024, represented 0.50% of period-end assets, compared to $21.5 million or 0.51% at December 31, 2023. At December 31, 2024, total deposit balances were $3.8 billion, an increase of $140.4 million, or 3.8%, from the prior-year level. Non-municipal deposits, excluding brokered CDs, decreased by $57.6 million and municipal deposits decreased by $12.2 million, each as compared to December 31, 2023. Non-interest bearing deposits decreased by $55.4 million, or 7.3%, during 2024, and represented 18.4% of total deposits at year-end, as compared to the prior-year level of 20.6%. At December 31, 2024, total time deposits, excluding brokered CDs, increased $36.0 million from the prior-year level. The change in composition of deposits was primarily due to pressure from competitive rate pricing and the migration from low to higher costing products. Total borrowings were $8.6 million at December 31, 2024, a decrease of $17.9 million, or 67.5%, compared to December 31, 2023. Total shareholders’ equity was $400.9 million at December 31, 2024, an increase of $21.1 million, or 5.6%, from December 31, 2023. Arrow's regulatory capital ratios remained strong in 2024. At December 31, 2024, Arrow's Common Equity Tier 1 Capital Ratio was 12.71% and the Total Risk-Based Capital Ratio was 14.47%. The capital ratios of Arrow and Arrow Bank continued to significantly exceed the “well capitalized” regulatory standards. The changes in net income, net interest income and net interest margin between the current and prior year are discussed in detail under the heading "Results of Operations," beginning on page 27. Regulatory Capital and Stockholders' Equity: As of December 31, 2024, Arrow continued to exceed all required minimum capital ratios under the current bank regulatory capital rules as implemented under Dodd-Frank (the "Capital Rules") at both the holding company and bank levels. At that date, both Arrow, as well as Arrow Bank, continued to qualify as "well- capitalized" under the capital classification guidelines as defined by the Capital Rules. Because of continued profitability and strong asset quality, the regulatory capital levels throughout recent years have consistently remained well in excess of the various required regulatory minimums in effect. Total stockholders' equity was $400.9 million at December 31, 2024, an increase of $21.1 million, or 5.6%, from December 31, 2023. The components of the change in stockholders' equity since year-end 2023 are presented in the Consolidated Statement of Changes in Stockholders' Equity on page 50. Total book value per share increased by 6.8% over the prior year level. The net increase in total stockholders' equity during 2024 principally reflected the following factors: (i) $29.7 million of net income for the year, (ii) other comprehensive income of $15.0 million and (iii) $1.5 million of equity related to various stock-based compensation plans, reduced by (iv) cash dividends of $18.3 million and (v) repurchases of common stock of $6.8 million. As of December 31, 2024, Arrow's closing stock price was $28.71, resulting in a trading multiple of 1.28 to Arrow's tangible book value. The Board of Directors declared and Arrow paid a cash dividend of $0.27 per share for the first three quarters of 2024, a cash dividend of $0.28 per share for the fourth quarter of 2024, and a $0.28 per share cash dividend for the first quarter of 2025. Loan quality: Nonperforming loans were $21.0 million at December 31, 2024, a decrease of $0.1 million, or 0.5%, from year-end 2023. The ratio of nonperforming loans to period-end loans at December 31, 2024 was 0.62%, a decrease from 0.66% at December 31, 2023. Nonperforming loans are in various stages of work-out activities including, but not limited to, ongoing negotiations with the borrowers, borrowers looking to refinance with other lenders, potential foreclosures, as well as periodic 25 2 Excludes both $2.2 million fair value hedge adjustment at December 31, 2024 and $6.5 million fair value hedge adjustment at September 30, 2024 3 Excludes both $2.2 million fair value hedge adjustment at December 31, 2024 and $5.8 million fair value hedge adjustment at December 31, 2023.

updates to appraisals and cash flow analyses generated by the underlying collateral. Any future developments related to such activities may have a potential impact on financial results, however, the impact cannot be determined at this time. Loans charged-off (net of recoveries) against the allowance for credit losses was $2.8 million for 2024, an increase of $779 thousand from 2023. The ratio of net charge-offs to average loans was 0.09% for 2024 and 0.07% for 2023. At December 31, 2024, the allowance for credit losses was $33.6 million, representing 0.99% of total loans, an increase of 2 basis points from the December 31, 2023 ratio. Loans: As of December 31, 2024, total loans grew $181.6 million, or 5.7%, as compared to the balance at December 31, 2023. ◦ Commercial and Commercial Real Estate Loans: Combined, these loans comprised 28.1% of the total loan portfolio at period-end. Commercial loans are extended to businesses primarily located in Arrow's regional market area. There are no commercial real estate loans in major metropolitan areas. In addition, only approximately 2% of the total loan portfolio is comprised of office related property. Retail loans were approximately 3% of the total loan portfolio and hotels and motels were approximately 4% of the total loan portfolio. Overall, Arrow has minimal exposure to highly sensitive areas where large commercial and retail vacancies exist. Commercial property values in Arrow's region have largely remained stable. Appraisals on nonperforming and watched CRE loan properties are updated as deemed necessary, usually when the loan is downgraded or when there has been significant market deterioration since the last appraisal. ◦ Consumer Loans: These loans (primarily automobile loans) comprised approximately 33.0% of the total loan portfolio at period-end. Consumer automobile loans at December 31, 2024, were $1.1 billion, or 99.6% of this portfolio segment. The vast majority of automobile loans are initiated through the purchase of vehicles by consumers with automobile dealers. Inflation and an elevated rate environment may limit the potential growth in this category. ◦ Residential Real Estate Loans: These loans, including home equity loans, made up 38.9% of the total loan portfolio at period-end. Demand for residential real estate has continued to remain strong. Arrow originated nearly all of the residential real estate loans currently held in the loan portfolio and applies conservative underwriting standards. Arrow has historically sold a portion of the residential real estate mortgage originations into the secondary market. The ratio of the sales of originations to total originations tends to fluctuate from period to period based on market conditions and other factors. The rate at which mortgage loan originations are sold in future periods will depend on various circumstances, including prevailing mortgage rates, other lending opportunities, capital and liquidity needs, and the availability of a market for such transactions. Liquidity and access to credit markets: Arrow did not experience any liquidity issues in recent years or in 2024. Arrow’s liquidity position provides the Company with the necessary flexibility to address any unexpected near-term disruptions. Interest- bearing cash balances at December 31, 2024 were $127.1 million which represents a significant increase as compared to $105.8 million at December 31, 2023. Deposit balances of Arrow Bank are Arrow's primary funding source. Additionally, contingent lines of credit are also available. Arrow has collateralized lines of credit established and available through the FHLBNY and FRB, totaling $1.2 billion. The terms of Arrow's lines of credit have not changed significantly in recent periods (see the general liquidity discussion on page 39). Arrow has principally relied on asset-based liquidity (i.e., funds in overnight investments and cash flow from maturing investments and loans) with liability-based liquidity as a secondary source of funds (the main liability-based sources are an overnight borrowing arrangement with correspondent banks, an arrangement for overnight borrowing and term credit advances from the FHLBNY, and an additional arrangement for short-term advances at the Federal Reserve Bank discount window. Regular liquidity stress tests and tests of the contingent liquidity plan are performed to ensure that an adequate amount of available funds can be generated to meet a wide variety of potential liquidity crises. Visa Class B Common Stock: In the fourth quarter of 2023, Arrow Bank, formerly GFNB, sold all 27,771 shares of Visa Class B common stock it previously held for a pre-tax gain of $9.3 million. The gain was used to offset a pre-tax loss of $9.2 million related to the sale of securities with a amortized cost basis of approximately $110 million. The sale of securities was driven by the strategic decision to reposition the investment portfolio to higher yielding investments producing an improved interest income run-rate. Branch Acquisition: On August 2, 2024 Arrow Bank, formerly GFNB, completed the previously announced acquisition of the Whitehall Branch from Berkshire Bank, a subsidiary of Berkshire Hills Bancorp, Inc. The acquisition includes the branch premises and substantially all of the personal property and equipment used in the operation of the Whitehall Branch. All employees associated with the Whitehall Branch were offered employment with Arrow Bank. See footnote 23 for additional details of the acquisition. Subsidiary Bank Unification: On December 31, 2024, Arrow merged its two subsidiary banks, GFNB and SNB, into one bank, with GFNB as the survivor, and renamed the unified institution Arrow Bank. The Unification is expected to create long term operational efficiencies, unify branding and enhance Arrow's ability to pursue its strategic growth objectives. A&B Acquisition: On July 1, 2024, Arrow's subsidiary, Upstate Agency, LLC, expanded its insurance business with the strategic acquisition of the assets of A&B Agency, Inc. 26

B. RESULTS OF OPERATIONS

The following analysis of net interest income, the provision for credit losses, noninterest income, noninterest expense and income taxes, highlights the factors that had the greatest impact on the results of operations for December 31, 2024 and the prior two years. For a comparison of the years ended December 31, 2022 and 2023, see Part II. Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in our Annual Report on Form 10-K for the year ended December 31, 2023.

I. NET INTEREST INCOME

Net interest income represents the difference between interest, dividends and fees earned on loans, securities and other earning assets and interest paid on deposits and other sources of funds. Changes in net interest income result from changes in the level and mix of earning assets and sources of funds (volume) and changes in the yields earned and interest rates paid (rate). Net interest margin is the ratio of net interest income to average earning assets. Net interest income may also be described as the product of average earning assets and the net interest margin.

CHANGE IN NET INTEREST INCOME

(Dollars In Thousands) (GAAP Basis)

	Years Ended December 31,			Change From Prior Year			
				2023 to 2024		2022 to 2023	
	2024	2023	2022	Amount	%	Amount	%
Interest and Dividend Income	$194,993	$162,564	$129,651	$ 32,429	19.9 %	$ 32,913	25.4 %
Interest Expense	83,261	57,732	11,308	25,529	44.2 %	46,424	410.5 %
Net Interest Income	$111,732	$104,832	$118,343	$ 6,900	6.6 %	$ (13,511)	(11.4)%

Net interest income was $111.7 million in 2024, an increase of $6.9 million, or 6.6%, from $104.8 million in 2023. This is in comparison with a decrease of $13.5 million, or 11.4%, from 2022 to 2023. Factors contributing to year-to-year changes in net interest income over the three-year period are discussed in the following portions of this Section B.I.

The following tables reflect the components of net interest income for the years ended December 31, 2024, 2023 and 2022: (i) average balances of assets, liabilities and stockholders' equity, (ii) interest and dividend income earned on earning assets and interest expense incurred on interest-bearing liabilities, (iii) average yields on earning assets and average rates paid on interest-bearing liabilities, (iv) the net interest spread (average yield less average cost) and (v) the net interest margin (yield) on earning assets. The yield on securities available-for-sale is based on the amortized cost of the securities. Nonaccrual loans are included in average loans.

Average Consolidated Balance Sheets and Net Interest Income Analysis

(GAAP basis)

(Dollars in Thousands)

Years Ended December 31:	2024			2023			2022		
	Average Balance	Interest Income/ Expense	Rate Earned/ Paid	Average Balance	Interest Income/ Expense	Rate Earned/ Paid	Average Balance	Interest Income/ Expense	Rate Earned/ Paid
Interest-Bearing Deposits at Banks	$ 181,618	$ 9,615	5.29 %	$ 109,906	5,831	5.31 %	252,835	3,100	1.23 %
Investment Securities:									
Fully Taxable	515,794	11,579	2.24 %	622,575	11,764	1.89 %	648,540	10,357	1.60 %
Exempt from Federal Taxes	105,196	2,457	2.34 %	141,966	2,953	2.08 %	173,184	3,212	1.85 %
Loans	3,300,346	171,342	5.19 %	3,074,261	142,016	4.62 %	2,827,518	112,982	4.00 %
Total Earning Assets	4,102,954	194,993	4.75 %	3,948,708	162,564	4.12 %	3,902,077	129,651	3.32 %
Allowance for Credit Losses	(31,387)			(30,799)			(27,954)		
Cash and Due From Banks	30,577			30,640			30,462		
Other Assets	164,577			135,970			142,895		
Total Assets	$4,266,721			$4,084,519			$4,047,480		

27

Deposits:									
Interest-Bearing Checking Accounts	$ 812,634	7,442	0.92 %	$ 855,931	3,663	0.43 %	1,038,751	973	0.09 %
Savings Deposits	1,507,227	42,850	2.84 %	1,498,749	34,343	2.29 %	1,549,278	7,879	0.51 %
Time Deposits of $250,000 Or More	176,844	7,460	4.22 %	137,974	4,966	3.60 %	55,690	369	0.66 %
Other Time Deposits	520,658	20,997	4.03 %	241,218	7,127	2.95 %	132,541	604	0.46 %
Total Interest-Bearing Deposits	3,017,363	78,749	2.61 %	2,733,872	50,099	1.83 %	2,776,260	9,825	0.35 %
Short-Term Borrowings	84,106	3,637	4.32 %	144,971	6,756	4.66 %	32,874	605	1.84 %
FHLBNY Term Advances and Other Long-Term Debt	20,000	686	3.43 %	20,000	686	3.43 %	20,000	685	3.43 %
Finance Leases	5,026	189	3.76 %	5,082	191	3.76 %	5,132	193	3.76 %
Total Interest-Bearing Liabilities	3,126,495	83,261	2.66 %	2,903,925	57,732	1.99 %	2,834,266	11,308	0.40 %
Demand Deposits	705,863			772,889			815,218		
Other Liabilities	49,505			44,924			37,901		
Total Liabilities	3,881,863			3,721,738			3,687,385		
Stockholders' Equity	384,858			362,781			360,095		
Total Liabilities and Stockholders' Equity	$4,266,721			$4,084,519			$4,047,480		
Net Interest Income		$111,732			$104,832			$118,343	
Net Interest Spread			2.09 %			2.13 %			2.92 %
Net Interest Margin			2.72 %			2.65 %			3.03 %

Changes between periods are attributed to movement in either the average daily balances or average rates for both earning assets and interest-bearing liabilities. Changes attributable to both volume and rate have been allocated proportionately between the categories.

Net Interest Income Rate and Volume Analysis
(Dollars in Thousands) (GAAP basis)

	2024 Compared to 2023 Change in Net Interest Income Due to:			2023 Compared to 2022 Change in Net Interest Income Due to:		
Interest and Dividend Income:	Volume	Rate	Total	Volume	Rate	Total
Interest-Bearing Bank Balances	$ 3,805	$ (21)	$ 3,784	$ (1,752)	$ 4,483	$ 2,731
Investment Securities:						
Fully Taxable	(1,990)	1,805	(185)	(398)	1,805	1,407
Exempt from Federal Taxes	(770)	274	(496)	(586)	327	(259)
Loans	10,514	18,812	29,326	9,974	19,060	29,034
Total Interest and Dividend Income	11,559	20,870	32,429	7,238	25,675	32,913
Interest Expense:						
Deposits:						
Interest-Bearing Checking Accounts	(203)	3,982	3,779	(220)	2,910	2,690
Savings Deposits	217	8,290	8,507	(214)	26,678	26,464
Time Deposits of $250,000 or More	1,398	1,096	2,494	541	4,056	4,597
Other Time Deposits	8,247	5,623	13,870	517	6,006	6,523
Total Deposits	9,659	18,991	28,650	624	39,650	40,274
Borrowings and Finance Leases	(2,835)	(286)	(3,121)	2,062	4,088	6,150
Total Interest Expense	6,824	18,705	25,529	2,686	43,738	46,424
Net Interest Income	$ 4,735	$ 2,165	$ 6,900	$ 4,552	$ (18,063)	$ (13,511)

28

NET INTEREST MARGIN YIELD ANALYSIS (GAAP Basis) December 31, 2024 2023 2022 Yield on Earning Assets 4.75% 4.12% 3.32 % Cost of Interest-Bearing Liabilities 2.66% 1.99% 0.40 % Net Interest Spread 2.09% 2.13% 2.92 % Net Interest Margin 2.72% 2.65% 3.03 % Arrow's earnings are derived predominantly from net interest income, which is interest income, net of interest expense. Changes in balance sheet composition, including interest-earning assets, deposits, and borrowings, combined with changes in market interest rates, impact net interest income. Net interest margin is net interest income divided by average interest-earning assets. Interest-earning assets and funding sources are managed, including non-interest and interest-bearing liabilities, in order to maximize this margin. II. PROVISION FOR CREDIT LOSSES AND ALLOWANCE FOR CREDIT LOSSES Arrow considers the accounting policy relating to the allowance for credit losses to be a critical accounting policy, given the uncertainty involved in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio, and the material effect that such judgments may have on the results of operations. The provision for credit losses for 2024 was $5.2 million, compared to the $3.4 million provision for 2023. The analysis of the method employed for determining the amount of the credit loss provision is explained in detail in Notes 2, Summary of Significant Accounting Policies, and 5, Loans, to the Consolidated Financial Statements. 29

SUMMARY OF THE ALLOWANCE AND PROVISION FOR CREDIT LOSSES (Dollars In Thousands) (Loans, Net of Unearned Income) Years-Ended December 31, 2024 2023 Period-End Loans $3,394,541 $3,212,908 Average Loans 3,300,346 3,074,261 Period-End Assets 4,306,348 4,169,868 Nonperforming Assets, at Period-End: Nonaccrual Loans: Commercial Loans 102 30 Commercial Real Estate 14,902 15,308 Consumer Loans 2,241 1,877 Residential Real Estate Loans 3,376 3,430 Total Nonaccrual Loans 20,621 20,645 Loans Past Due 90 or More Days and Still Accruing Interest 398 452 Restructured 20 54 Total Nonperforming Loans 21,039 21,151 Repossessed Assets 382 312 Other Real Estate Owned 76 — Total Nonperforming Assets 21,497 21,463 Allowance for Credit Losses: Balance at Beginning of Period $ 31,265 $ 29,952 Loans Charged-off: Commercial Loans (9) — Commercial Real Estate — — Consumer Loans (5,837) (5,123) Residential Real Estate Loans (49) (54) Total Loans Charged-off (5,895) (5,177) Recoveries of Loans Previously Charged-off: Commercial Loans — — Commercial Real Estate — — Consumer Loans 3,048 3,109 Residential Real Estate Loans — — Total Recoveries of Loans Previously Charged-off 3,048 3,109 Net Loans Charged-off (2,847) (2,068) Provision for Credit Losses Charged to Expense 5,180 3,381 Balance at End of Period $ 33,598 $ 31,265 Asset Quality Ratios: Net Charge-offs to Average Loans 0.09% 0.07 % Provision for Credit Losses to Average Loans 0.16% 0.11 % Allowance for Credit Losses to Period-end Loans 0.99% 0.97 % Allowance for Credit Losses to Nonperforming Loans 159.69% 147.82 % Nonperforming Loans to Period-end Loans 0.62% 0.66 % Nonperforming Assets to Period-end Assets 0.50% 0.51 % ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES (Dollars in Thousands) 2024 2023 Commercial Loans $ 1,925 $ 1,958 Commercial Real Estate 14,507 15,521 Consumer Loans 3,882 2,566 Residential Real Estate Loans 13,284 11,220 Total $ 33,598 $ 31,265 30

Arrow adopted CECL on January 1, 2021. The CECL approach requires an estimate of the credit losses expected over the life of a loan (or pool of loans). The allowance for credit losses is a valuation account that is deducted from, or added to, the loans’ amortized cost basis to reflect the net, lifetime amount expected to be collected on the loans. Loan losses are charged off against the allowance when Arrow believes a loan balance is confirmed to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off. Management estimates the allowance using relevant available information from internal and external sources related to past events, current conditions, and a reasonable and supportable economic forecast. Historical credit loss experience provides the basis for the estimation of expected credit losses. Arrow's historical loss experience was supplemented with peer information when there was insufficient loss data for Arrow. Peer selection was based on a review of institutions with comparable loss experience as well as loan yield, bank size, portfolio concentration and geography. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in credit concentrations, delinquency level, collateral values and underwriting standards as well as changes in economic conditions or other relevant factors. Management judgment is required at each point in the measurement process. Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Loans with similar risk characteristics are pooled. Portfolio segments for estimating loss based on type of borrower and collateral are as follows: Commercial Loans Commercial Real Estate Loans Consumer Loans Residential Loans Further details related to loan portfolio segments are included in Note 5, Loans, to the Consolidated Financial Statements. Historical credit loss experience for both Arrow and segment-specific peers provides the basis for the estimation of expected credit losses. Arrow utilizes regression analyses of peer data where observed credit losses and selected economic factors are utilized to determine suitable loss drivers for modeling lifetime probability of default (PD) rates. Arrow uses the discounted cash flow (DCF) method to estimate expected credit losses for the commercial, commercial real estate, and residential segments. For each of these loan segments, Arrow generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, PD, and segment-specific loss given default (LGD) risk factors. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and adjusted, if necessary, based on the reasonable and supportable forecast of economic conditions. For the loan segments utilizing the DCF method, (commercial, commercial real estate, and residential) Management utilizes externally developed economic forecasts of the following economic factors as loss drivers: national unemployment, gross domestic product and home price index (HPI). The economic forecast is applied over a reasonable and supportable forecast period. Arrow utilizes a six quarter reasonable and supportable forecast period with an eight quarter reversion to the historic mean on a straight-line basis. The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level net present value of expected cash flows (NPV). An allowance for credit loss is established for the difference between the instrument’s NPV and amortized cost basis. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: Management has a reasonable expectation at the reporting date that a debt restructuring will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by Arrow. Arrow uses the vintage analysis method to estimate expected credit losses for the consumer loan segment. The vintage method was selected since the loans within the consumer loan segment are homogeneous, not just by risk characteristic, but by loan structure. Under the vintage analysis method, a loss rate is calculated based on the quarterly net charge-offs to the outstanding loan balance for each vintage year over the lookback period. Once this periodic loss rate is calculated for each quarter in the lookback period, the periodic rates are averaged into the loss rate. The loss rate is then applied to the outstanding loan balances based on the loan's vintage year. Arrow maintains, over the life of the loan, the loss curve by vintage year. If estimated losses computed by the vintage method need to be adjusted based on current conditions and the reasonable and supportable economic forecast, these adjustments would be incorporated over a six quarter reasonable and supportable forecast period, reverting to historical losses using a straight-line method over an eight quarter period. The vintage and DCF models also consider the need to qualitatively adjust expected loss estimates for information not already captured in the quantitative loss estimation process. Qualitative considerations include limitations inherent in the quantitative model; trends experienced in nonperforming and delinquent loans; changes in value of underlying collateral; changes in lending policies and procedures; nature and composition of loans; portfolio concentrations that may affect loss experience across one or more components or the portfolio; the experience, ability and depth of lending management and staff; Arrow's credit review system; and the effect of external factors such as competition, legal and regulatory requirements. These qualitative factor adjustments may increase or decrease Arrow's estimate of expected credit losses so that the allowance for credit loss is reflective of the estimate of lifetime losses that exist in the loan portfolio at the balance sheet date. Arrow's allowance for credit losses was $33.6 million at December 31, 2024, which represented 0.99% of loans outstanding, an increase from 0.97% at year-end 2023. 31

The overall change in the allowance from December 31, 2023 was primarily driven by the following factors: net loan growth contributed $2.0 million, model calculation, including mix and aging, increased the allowance by $297 thousand, and net charge-offs of $2.8 million. The 2024 provision for credit losses was $5.2 million. Management's evaluation considers the allowance for credit losses for loans to be appropriate as of December 31, 2024.

See Note 5, *Loans*, to the Consolidated Financial Statements for the complete methodology used to calculate the provision for credit losses.

III. NON-INTEREST INCOME

The majority of the non-interest income constitutes fee income from services, principally fees and commissions from fiduciary services, deposit account service charges, insurance commissions, net gains (losses) on securities transactions, net gains on sales of loans and other recurring fee income.

ANALYSIS OF NON-INTEREST INCOME
(Dollars In Thousands)

	Years Ended December 31,			Change From Prior Year			
				2023 to 2024		2022 to 2023	
	2024	2023	2022	Amount	%	Amount	%
Income from Fiduciary Activities	$ 9,952	$ 9,444	$ 9,711	$ 508	5.4 %	$ (267)	(2.7)%
Fees for Other Services to Customers	10,892	10,798	11,626	94	0.9 %	(828)	(7.1)%
Insurance Commissions	7,147	6,498	6,463	649	10.0 %	35	0.5 %
Net (Loss) Gain on Securities	(2,907)	(92)	427	(2,815)	3,059.8 %	(519)	(121.5)%
Net Gain on Sales of Loans	209	32	83	177	553.1 %	(51)	(61.4)%
Other Operating Income	2,781	2,437	2,588	344	14.1 %	(151)	(5.8)%
Total Non-interest Income	$ 28,074	$ 29,117	$ 30,898	$ (1,043)	(3.6)%	$ (1,781)	(5.8)%

2024 Compared to 2023: Total non-interest income in 2024 was $28.1 million, a decrease of $1.0 million, or 3.6%, from total non-interest income of $29.1 million for 2023. Income from fiduciary activities increased $508 thousand from 2023 to 2024. Fees for other services to customers were $10.9 million for 2024, an increase of $94 thousand as compared to 2023. Insurance commissions increased $649 thousand compared to the previous year driven by the acquisition of the assets of A&B Agency, Inc. as well as increased commissions. Net loss on securities in 2024, was $2.9 million as compared to a loss of $92 thousand in 2023. The loss in 2024 was the result of the minor repositioning of the investment portfolio.

Net gains on the sales of loans in 2024 were $209 thousand. The rate at which mortgage loan originations may be sold in future periods will depend on various circumstances, including prevailing mortgage rates, other lending opportunities, capital and liquidity needs, and the availability of a market for such transactions. Therefore, Arrow is unable to predict what the retention rate of such loans in future periods may be. Servicing rights are generally retained for loans originated and sold, which also generates additional non-interest income in subsequent periods (fees for other services to customers).

Other operating income increased by $344 thousand, or 14.1% between the two years primarily due to gains on non-marketable securities partially offset by bank-owned life insurance proceeds received in 2023.

IV. NON-INTEREST EXPENSE

Non-interest expense is the measure of the delivery cost of services, products and business activities of a company. The key components of non-interest expense are presented in the following table.

ANALYSIS OF NON-INTEREST EXPENSE
(Dollars In Thousands)

	Years Ended December 31,			Change From Prior Year			
				2023 to 2024		2022 to 2023	
	2024	2023	2022	Amount	%	Amount	%
Salaries and Employee Benefits	$ 52,707	$ 47,667	$ 47,003	$ 5,040	10.6 %	$ 664	1.4 %
Occupancy Expenses, Net	7,169	6,554	6,202	615	9.4 %	352	5.7 %
Technology and Equipment Expense	19,365	17,608	16,118	1,757	10.0 %	1,490	9.2 %
FDIC Regular Assessment	2,775	2,050	1,176	725	35.4 %	874	74.3 %
Amortization of Intangible Assets	248	176	193	72	40.9 %	(17)	(8.8)%
Other Operating Expense	15,004	18,993	10,838	(3,989)	(21.0)%	8,155	75.2 %
Total Non-interest Expense	$ 97,268	$ 93,048	$ 81,530	$ 4,220	4.5 %	$ 11,518	14.1 %
Efficiency Ratio	67.68 %	68.89 %	54.26 %	(1.21)%	(1.8)%	14.63 %	27.0 %

2024 compared to 2023: Non-interest expense for 2024 was $97.3 million, an increase of $4.2 million, or 4.5%, from 2023. For 2024, the efficiency ratio was 67.68%. This ratio, which is a commonly used non-GAAP financial measure in the banking

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industry, is a comparative measure of a financial institution's operating efficiency. The efficiency ratio is the ratio of operating non-interest expense (excluding intangible asset amortization) to net interest income (on a tax-equivalent basis) plus operating non-interest income (excluding net securities gains or losses). See the discussion of the efficiency ratio in this Report under the heading “Use of Non-GAAP Financial Measures.”

Salaries and employee benefits expense increased $5.0 million or 10.6%, from 2023. Included within salaries and benefits was a $868 thousand reclassification between salaries and employee benefits and other operating expenses. Under Accounting Standards Update ("ASU") 2017-07 (Compensation-Retirement Benefits), interest cost, expected return on plan assets, amortization of prior service cost and amortization of net loss are required to be reclassified out of salaries and employee benefits. The reclassification was $606 in 2023. Salaries and benefits increased primarily due to headcount increases to support additional control and compliance initiatives and our growing organization. Salaries and benefits were also impacted by inflation-driven wage increases and rising benefit costs.

Technology expenses increased $1.8 million, or 10.0%, from 2023 due to continued investment in innovation and infrastructure. The expense reflects our strategic focus on a strong technology foundation and our enhancements of customer-facing technology intended to create more efficient and improved internal operations.

Other operating expense decreased $4.0 million, or 21.0%, from 2023. The overall decrease from the prior year was primarily related to $4.8 million of additional legal and professional fees incurred in 2023 associated with the delay in the filing of the Annual Report on Form 10-K for the year ended December 31, 2022 (the "2022 Form 10-K"), and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the "2023 Q1 Form 10-Q").

V. INCOME TAXES

The following table sets forth the provision for income taxes and effective tax rates for the periods presented.

INCOME TAXES AND EFFECTIVE RATES
(Dollars In Thousands)

	Years Ended December 31,			Change From Prior Year			
				2023 to 2024		2022 to 2023	
	2024	2023	2022	Amount	%	Amount	%
Provision for Income Taxes	$ 7,649	$ 7,445	$14,114	$ 204	2.7 %	$(6,669)	(47.3)%
Effective Tax Rate	20.5 %	19.8 %	22.4 %	0.7 %	3.5 %	(2.6)%	(11.6)%

The provisions for federal and state income taxes amounted to $7.6 million for 2024, $7.4 million for 2023, and $14.1 million for 2022. The effective income tax rates for 2024, 2023 and 2022 were 20.5%, 19.8% and 22.4%, respectively. The effective tax rate increased by 0.7% between 2024 and 2023 The increase in the 2024 effective tax rate compared to the 2023 effective tax rate was primarily the result of reduced tax exempt income in 2024.

C. FINANCIAL CONDITION

I. INVESTMENT PORTFOLIO

During 2024 and 2023, Arrow held no trading securities.

The available-for-sale securities portfolio, held-to-maturity securities portfolio and the equity securities portfolio are further detailed below.

The table below presents the changes in the period-end balances for available-for-sale, held-to-maturity and equity securities from December 31, 2023 to December 31, 2024 (in thousands):

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	(Dollars in Thousands)					
	Fair Value at Period-End			Net Unrealized (Losses) Gains For Period Ended		
	12/31/2024	12/31/2023	Change	12/31/2024	12/31/2023	Change
Securities Available-for-Sale:						
U.S. Treasury Securities	$ 98,070	$ 74,004	$ 24,066	$ 85	$ 243	$ (158)
U.S. Agency Securities	69,214	152,925	(83,711)	(786)	(7,075)	$ 6,289
State and Municipal Obligations	240	280	(40)	—	—	—
Mortgage-Backed Securities	294,608	269,760	24,848	(35,840)	(35,401)	(439)
Corporate and Other Debt Securities	979	800	179	(21)	(200)	179
Total	$ 463,111	$ 497,769	$ (34,658)	$ (36,562)	$ (42,433)	$ 5,871
Securities Held-to-Maturity:						
State and Municipal Obligations	$ 90,373	$ 120,293	$ (29,920)	$ (1,456)	$ (2,157)	$ 701
Mortgage-Backed Securities	6,213	8,544	(2,331)	(219)	(401)	182
Total	$ 96,586	$ 128,837	$ (32,251)	$ (1,675)	$ (2,558)	$ 883
Equity Securities	$ 5,055	$ 1,925	$ 3,130	$ —	$ —	$ —

The 2024 decrease in the fair value and the related net unrealized losses on securities available-for-sale is primarily due to the focus of management to deploy proceeds from maturing investments to loan growth. In December, Arrow repositioned the investment portfolio as previously described on page 30.

The table below presents the weighted average yield for available-for-sale and held-to-maturity securities as of December 31, 2024 (in thousands). The weighted-average yields are calculated by breaking down each investment segment by maturity date and calculating based on book value (amortized cost) against each corresponding rate. Yields on tax-exempt obligations are not presented on a tax-equivalent basis.

	December 31, 2024									
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities Available-for-Sale:										
U.S. Treasury Securities	$ 24,960	4.7 %	$ 24,650	4.4 %	$ 48,375	4.4 %	$ —	$ —	$ 97,985	4.5 %
U.S. Agency Securities	45,000	3.3 %	25,000	2.9 %	—	— %	—	— %	70,000	3.2 %
State and Municipal Obligations	—	— %	—	— %	240	6.8 %	—	— %	240	6.8 %
Mortgage-Backed Securities	1,852	2.6 %	166,436	1.6 %	162,160	3.0 %	—	— %	330,448	2.9 %
Corporate and Other Debt Securities	—	— %	1,000	7.6 %	—	— %	—	— %	1,000	7.6 %
Total	$ 71,812	3.8 %	$ 217,086	2.1 %	$ 210,775	3.4 %	$ —	— %	$ 499,673	2.9 %
Securities Held-to-Maturity:										
State and Municipal Obligations	$ 53,355	3.3 %	$ 36,209	2.8 %	$ 2,259	4.3 %	$ 6	6.7 %	$ 91,829	3.1 %
Mortgage-Backed Securities	756	2.8 %	5,676	2.4 %	—	— %	—	— %	6,432	2.5 %
Total	$ 54,111	3.2 %	$ 41,885	2.7 %	$ 2,259	4.3 %	$ 6	6.7 %	$ 98,261	3.0 %

For the years above, Arrow held no investment securities in the securities portfolio that consisted of or included, directly or indirectly, obligations of foreign governments or government agencies of foreign issuers.

In the periods referenced above, mortgage-backed securities consisted solely of mortgage pass-through securities and collateralized mortgage obligations (CMOs) issued or guaranteed by U.S. federal agencies or by government-sponsored enterprises (GSEs). Mortgage pass-through securities provide to the investor monthly portions of principal and interest pursuant to the contractual obligations of the underlying mortgages. CMOs are pools of mortgage-backed securities, the repayments on which have generally been separated into two or more components (tranches), where each tranche has a separate estimated life and yield. Arrow's practice has been to purchase pass-through securities and CMOs that are issued or guaranteed by U.S. federal agencies or GSEs, and the tranches of CMOs purchased are generally those having shorter average lives and/or durations. Lower market interest rates and/or payment deferrals on underlying loans that make up mortgage-backed security collateral may impact cashflows.

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In the periods referenced above, U.S. Government & Agency Obligations consisted solely of agency bonds issued by GSEs. These securities generally pay fixed semi-annual coupons with principle payments at maturity. For some, callable options are included that may impact the timing of these principal payments. Arrow's practice has been to purchase agency securities that are issued or guaranteed by GSEs with limited embedded optionality (call features). Final maturities are generally less than 5 years. The yields on obligations of states and municipalities exempt from federal taxation were computed on a tax-equivalent basis. The yields on other debt securities shown in the table above are calculated by dividing annual interest, including accretion of discounts and amortization of premiums, by the amortized cost of the securities at December 31, 2024. Arrow evaluates available-for-sale debt securities in unrealized loss positions at each measurement date to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized within the allowance for credit losses on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings via credit loss expense. Arrow determined that at December 31, 2024, gross unrealized losses, $36.6 million, were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. In 2024, both the investment portfolio restructuring as well as interest rates plateauing resulted in a decrease in unrealized losses versus the comparable prior period. Arrow does not intend to sell, nor is it more likely than not that Arrow will be required to sell, any securities before recovery of its amortized cost basis, which may be at maturity. Arrow carried no allowance for credit loss at December 31, 2024 and there was no credit loss expense recognized by Arrow with respect to the securities portfolio during the year ended December 31, 2024. At December 31, 2024 and 2023, the weighted average maturity was 4.2 and 3.4 years, respectively, for debt securities in the available-for-sale portfolio. For further information regarding the portfolio of securities available-for-sale, see Note 4, Investment Securities, to the Consolidated Financial Statements. Securities Held-to-Maturity: The following table sets forth the carrying value of the portfolio of securities held-to-maturity at December 31 of each of the last two years. SECURITIES HELD-TO-MATURITY (Dollars In Thousands) December 31, 2024 2023 State and Municipal Obligations $ 91,829 $ 122,450 Mortgage Backed Securities - Residential 6,432 8,945 Total $ 98,261 $ 131,395 Arrow's held-to-maturity debt securities are comprised of GSEs and state and municipal obligations. GSE securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as “risk free,” and have a long history of zero credit loss. Arrow performs an analysis of the credit worthiness of municipal obligations to determine if a security is of investment grade. The analysis may include, but may not solely rely upon credit analysis conducted by external credit rating agencies. Arrow determined that the expected credit loss on its held to maturity debt portfolio was immaterial and, therefore, no allowance for credit loss was recorded as of December 31, 2024. At December 31, 2024 and 2023, the weighted average maturity was 1.1 and 1.5 years, respectively, for the debt securities in the held-to-maturity portfolio. For additional information regarding the fair value of the portfolio of securities held-to-maturity at December 31, 2024, see Note 4, Investment Securities, to the Consolidated Financial Statements. EQUITY SECURITIES (Dollars In Thousands) The following table is the schedule of Equity Securities at December 31 of each of the last two years. Equity Securities December 31, 2024 2023 Equity Securities, at Fair Value $ 5,055 $ 1,925 35

II. LOAN PORTFOLIO

The amounts and respective percentages of loans outstanding represented by each principal category on the dates indicated were as follows:

a. Types of Loans
(Dollars In Thousands)

	December 31,			
	2024		2023	
	Amount	%	Amount	%
Commercial	$ 158,991	5 %	$ 156,224	5 %
Commercial Real Estate	796,365	23 %	745,487	23 %
Consumer	1,118,981	33 %	1,111,667	35 %
Residential Real Estate	1,320,204	39 %	1,199,530	37 %
Total Loans	3,394,541	100 %	3,212,908	100 %
Losses	(33,598)		(31,265)	
Total Loans, Net	$3,360,943		$3,181,643	

Commercial and Commercial Real Estate Loans: Commercial and commercial real estate loans in the loan portfolio were extended to businesses or borrowers primarily located in Arrow's regional markets. There are no commercial real estate loans in major metropolitan areas. Approximately 2% of the loan portfolio are comprised of office related property. Retail loans were approximately 3% of the loan portfolio and hotels and motels were approximately 4% of the portfolio. Overall, Arrow has minimal exposure to highly sensitive areas that currently have elevated office and retail vacancy rates. A portion of the loans in the commercial portfolio have variable rates tied to market indices, such as Prime, SOFR or FHLBNY.

Consumer Loans: At December 31, 2024, consumer loans (primarily automobile loans originated through dealerships located in New York and Vermont) continue to be a significant component of Arrow's business, comprising approximately one third of the total loan portfolio.

For credit quality purposes, Arrow assigns potential automobile loan customers into one of four tiers, ranging from lower to higher quality in terms of anticipated credit risk. Arrow's experienced lending staff not only utilizes credit evaluation software tools but also reviews and evaluates each loan individually prior to the loan being funded. Arrow believes that this disciplined approach to evaluating credit risk has contributed to maintaining the strong credit quality in this portfolio.

Residential Real Estate Loans: Demand for residential real estate has continued to remain strong even with elevated interest rates. Arrow has historically sold portions of these originations in the secondary market. While we resumed selling residential real estate loans into the secondary market in the second half of 2024, sales were minimal in both 2024 and 2023. The rate at which mortgage loan originations may be sold in future periods will depend on a variety of factors, including demand for residential mortgages in our operating markets, market conditions for mortgage sales and strategic balance sheet and interest-rate risk management decisions.

The following table indicates the changing mix in the loan portfolio by including the quarterly average balances for the significant loan segments for the past five quarters. The remaining quarter-by-quarter tables present the percentage of total loans represented by each category and the annualized yield of each category.

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b. Maturities and Sensitivities of Loans to Changes in Interest Rates
(Dollars in Thousands)

The table below shows the maturity of loans outstanding as of December 31, 2024. Also provided are the amounts due after one year, classified according to fixed interest rates and variable interest rates (in thousands):

	December 31, 2024				
	Within One Year	After One But Within Five Years	After Five But Within 15 Years	After 15 Years	Total
Commercial	$ 34,725	$ 83,294	$ 40,868	$ 104	$ 158,991
Commercial Real Estate	202,875	293,262	292,801	7,427	796,365
Consumer	9,901	621,329	487,288	463	1,118,981
Residential Real Estate	142,555	90,154	383,188	704,307	1,320,204
Total	$ 390,056	$ 1,088,039	$ 1,204,145	$ 712,301	$ 3,394,541

	After One But Within Five Years	After Five But Within 15 Years	After 15 Years	Total
Loans maturing with:				
Fixed Interest Rates	$ 751,424	$ 842,901	$ 708,320	$ 2,302,645
Variable Interest Rates	336,615	361,244	3,981	701,840
Total	$ 1,088,039	$ 1,204,145	$ 712,301	$ 3,004,485

COMMITMENTS AND LINES OF CREDIT

Stand-by letters of credit represent extensions of credit granted in the normal course of business, which are not reflected in the financial statements at a given date because the commitments are not funded at that time. As of December 31, 2024, the total contingent liability for standby letters of credit amounted to $4.3 million. In addition to these instruments, there are lines of credit to customers, including home equity lines of credit, commitments for residential and commercial construction loans and other personal and commercial lines of credit, which also may be unfunded or only partially funded from time-to-time. Commercial lines, generally issued for a period of one year, are usually extended to provide for the working capital requirements of the borrower. At December 31, 2024, outstanding unfunded loan commitments in the aggregate amount were approximately $449.5 million compared to $444.3 million at December 31, 2023.

c. Risk Elements

<u>1. Nonaccrual, Past Due and Restructured Loans</u>

The amounts of nonaccrual, past due and restructured loans at year-end for each of the past two years are presented in the table on page 29 under the heading "Summary of the Allowance and Provision for Credit Losses."

Loans are placed on nonaccrual status either due to the delinquency status of principal and/or interest or a judgment by Management that the full repayment of principal and interest is unlikely. Unless already placed on nonaccrual status, loans secured by home equity lines of credit are put on nonaccrual status when 120 days past due and residential real estate loans are put on nonaccrual status when 150 days past due. Commercial and commercial real estate loans are evaluated on a loan-by-loan basis and are placed on nonaccrual status when 90 days past due if the full collection of principal and interest is uncertain. Under the Uniform Retail Credit Classification and Account Management Policy established by banking regulators, fixed-maturity consumer loans not secured by real estate must generally be charged-off no later than when 120 days past due. Loans secured with non-real estate collateral in the process of collection are charged-down to the value of the collateral, less cost to sell. Arrow had no material commitments to lend additional funds on outstanding nonaccrual loans at December 31, 2024. Loans past due 90 days or more and still accruing interest are those loans which were contractually past due 90 days or more but because of expected repayments, were still accruing interest.

The balance of loans 30-89 days past due and still accruing interest totaled $20.5 million at December 31, 2024 and represented 0.60% of loans outstanding at that date, as compared to approximately $24.3 million, or 0.76% of loans outstanding at December 31, 2023. These non-current loans at December 31, 2024 were composed of approximately $16.6 million of consumer loans (principally indirect automobile loans), $3.1 million of residential real estate loans and $0.8 million of commercial and commercial real estate loans.

The method for measuring all other loans is described in detail in Note 2, *Summary of Significant Accounting Policies*, and Note 5, *Loans,* to the Consolidated Financial Statements.

Note 5, *Loans,* to the Consolidated Financial Statements contains detailed information on modified loans and impaired loans.

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2. Potential Problem Loans On at least a quarterly basis, the internal credit quality rating is re-evaluated for commercial loans that are either past due or fully performing but exhibit certain characteristics that could reflect potential weaknesses. Loans are placed on nonaccrual status when the likely amount of future principal and interest payments are expected to be less than the contractual amounts, even if such loans are not past due. Periodically, Arrow reviews the loan portfolio for evidence of potential problem loans. Potential problem loans are loans that are currently performing in accordance with contractual terms, but where known information about possible credit problems of the borrower may jeopardize loan repayment and result in a non-performing loan. In the credit monitoring program, Arrow treats loans that are classified as substandard but continue to accrue interest as potential problem loans. At December 31, 2024, Arrow identified 33 commercial loans totaling $21.0 million as potential problem loans. At December 31, 2023, Arrow identified 45 commercial loans totaling $46.8 million as potential problem loans. For these loans, although positive factors such as payment history, value of supporting collateral, and/or personal or government guarantees led Arrow to conclude that accounting for them as non-performing at year-end was not warranted, other factors, specifically, certain risk factors related to the loan or the borrower justified concerns that they may become nonperforming at some point in the future. 3. Foreign Outstandings - None 4. Loan Concentrations The loan portfolio is well diversified. There are no concentrations of credit that exceed 10% of the portfolio, other than the general categories reported in the preceding Section C.II.a. of this Item 7, beginning on page 36. For further discussion, see Note 1, Risks and Uncertainties, to the Consolidated Financial Statements. 5. Other Real Estate Owned and Repossessed Assets Other real estate owned ("OREO") primarily consists of real property acquired in foreclosure. When held, OREO is carried at fair value less estimated cost to sell. Arrow establishes allowances for OREO losses, which are determined and monitored on a property-by-property basis and reflect the ongoing estimate of the property's estimated fair value less costs to sell. All Repossessed Assets for each of the years in the table below consist of motor vehicles. Distribution of OREO and Repossessed Assets (Dollars In Thousands) December 31, 2024 2023 2022 Other Real Estate Owned 76 — — Repossessed Assets 382 312 593 Total OREO and Repossessed Assets $ 458 $ 312 $ 593 The following table summarizes changes in the net carrying amount of OREO and the number of properties for each of the periods presented. At December 31, 2022, Arrow had no OREO. Schedule of Changes in OREO (Dollars In Thousands) 2024 2023 2022 Balance at Beginning of Year $ — $ — $ — Properties Acquired Through Foreclosure 76 182 — Gain on Sale/Adjustment to Fair Value of OREO properties — 5 — Sales — (187) — Balance at End of Year $ 76 $ — $ — Number of Properties, Beginning of Year — — — Properties Acquired During the Year 2 1 — Properties Sold During the Year — (1) — Number of Properties, End of Year 2 — — III. SUMMARY OF CREDIT LOSS EXPERIENCE The information required in this section is presented in the discussion of the "Provision for Credit Losses and Allowance for Credit Losses" in Part II Item 7, Section B.II. beginning on page 29 of this Report, including: • Charge-offs and Recoveries by loan type • Factors that led to the amount of the Provision for Credit Losses • Allocation of the Allowance for Credit Losses by loan type The percent of loans in each loan category is presented in the table of loan types in the preceding section on page 36 of this Report. 38

IV. DEPOSITS

The following table sets forth the average balances of and average rates paid on deposits for the periods indicated.

AVERAGE DEPOSIT BALANCES
(Dollars In Thousands)

	Years Ended					
	12/31/2024		12/31/2023		12/31/2022	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Demand Deposits	$ 705,863	— %	$ 772,889	— %	$ 815,218	— %
Interest-Bearing Checking Accounts	812,634	0.92 %	855,931	0.43 %	1,038,751	0.09 %
Savings Deposits	1,507,227	2.84 %	1,498,749	2.29 %	1,549,278	0.51 %
Time Deposits of $250,000 or More	176,844	4.22 %	137,974	3.60 %	55,690	0.66 %
Other Time Deposits	520,658	4.03 %	241,218	2.95 %	132,541	0.46 %
Total Deposits	$ 3,723,226	2.12 %	$ 3,506,761	1.43 %	$ 3,591,478	0.27 %

Average total deposit balances increased by $216.5 million, or 6.2% in 2024. The change in composition of deposits was primarily the result of an additional $95 million in brokered CDs, the branch acquisition in Whitehall, New York, and the migration from low to higher costing products.

Arrow used reciprocal deposits for a select group of municipalities to reduce the amount of investment securities required to be pledged as collateral for municipal deposits where municipal deposits in excess of the FDIC insurance coverage limits were transferred to other participating banks, divided into portions so as to qualify such transferred deposits for FDIC insurance coverage at each transferee bank. In return, reciprocal amounts are transferred to Arrow in equal amounts of deposits from the participant banks. The balances of reciprocal deposits were $648.5 million and $600.3 million at December 31, 2024 and 2023, respectively.

The cost of deposits increased throughout 2024. While the Federal Funds rate was cut twice in 2024, the timing and magnitude of future rate adjustments are unknown. Arrow believes it is well positioned for a variety of rate environments.

The maturities of time deposits of $250,000 or more at December 31, 2024 are presented below. (Dollars In Thousands)

Maturing in:	
Under Three Months	$ 70,151
Three to Twelve Months	115,899
2026	5,562
2027	—
2028	—
2029	350
Later	—
Total	$ 191,962

V. SHORT-TERM BORROWINGS (Dollars in Thousands)

	12/31/2024	12/31/2023	12/31/2022
Overnight Advances from the FHLBNY, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase:			
Balance at December 31	$ —	$ 20,000	$ 27,000
Maximum Month-End Balance	—	112,000	27,000
Average Balance During the Year	—	39,659	2,124
Average Rate During the Year	5.15 %	5.25 %	4.34 %
Rate at December 31	4.33 %	5.64 %	4.61 %

D. LIQUIDITY

The objective of effective liquidity management is to ensure that Arrow has the ability to raise cash when needed at a reasonable cost. This includes the capability of meeting expected and unexpected obligations to Arrow's customers at any time. Given the uncertain nature of customer demands and the need to maximize earnings, Arrow must have available reasonably priced sources of funds, both on- and off-balance sheet, that can be accessed quickly in times of need. Arrow's liquidity position should provide the Company with the necessary flexibility to address any unexpected near-term disruptions such as reduced cash flows from the investment and loan portfolio, unexpected deposit runoff, or increased loan originations.

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Arrow's primary sources of available liquidity are overnight investments in federal funds sold, interest bearing bank balances at the Federal Reserve Bank of New York, and cash flow from investment securities and loans. Certain investment securities are categorized as available-for-sale at time of purchase based on their marketability and collateral value, as well as their yield and maturity. The securities available-for-sale portfolio was $463.1 million at year-end 2024, a decrease of $34.7 million from the year-end 2023 level. Due to the potential for volatility in market values, Arrow may not always be able to sell securities on short notice at their carrying value, even to provide needed liquidity. Arrow also held interest-bearing cash balances at December 31, 2024 of $127.1 million compared to $105.8 million at December 31, 2023.

In addition to liquidity from cash, short-term investments, investment securities and loans, Arrow has supplemented available operating liquidity with additional off-balance sheet sources such as a federal funds lines of credit with correspondent banks and credit lines with the FHLBNY. The federal funds lines of credit are with two correspondent banks totaling $23 million which were not drawn on in 2024.

To support the borrowing relationship with the FHLBNY, Arrow has pledged collateral, including residential mortgage, home equity and commercial real estate loans. At December 31, 2024, Arrow had outstanding collateralized obligations with the FHLBNY of $9 million; as of that date, the unused borrowing capacity at the FHLBNY was approximately $616 million. Brokered deposits have also been identified as an available source of funding accessible in a relatively short time period. At December 31, 2024, there were $270 million in brokered CD deposits. In addition, Arrow Bank has established a borrowing facility with the Federal Reserve Bank of New York, pledging certain consumer loans as collateral for potential "discount window" advances, which are maintained for contingency liquidity purposes. At December 31, 2024, the amount available under this facility was approximately $571 million in the aggregate, and there were no advances then outstanding.

Arrow performs regular liquidity stress tests and tests of the contingent liquidity plan to ensure that an adequate amount of available funds can be generated to meet a wide variety of potential liquidity events. Additionally, Arrow continually monitors levels and composition of uninsured deposits. Uninsured deposit balances in excess of the FDIC insurance limit at December 31, 2024, were less than 30% of the total deposit base.

Arrow measures and monitors liquidity both with and without the availability of borrowing arrangements. Based on the level of overnight investments, available liquidity from the investment securities portfolio, cash flows from the loan portfolio, the stable core deposit base and the significant borrowing capacity, Arrow believes that the available liquidity is sufficient to meet all reasonably likely events or occurrences. At December 31, 2024, Arrow's primary liquidity ratio was 10.2% of total assets, well in excess of the internal policy limit of 5%. Total primary liquidity was $440.1 million, comprised of unencumbered cash and securities.

Arrow did not experience any liquidity constraints in 2024 and did not experience any such constraints in recent prior years. Arrow has not at any time during such period been forced to pay above-market rates to obtain retail deposits or other funds from any source.

E. CAPITAL RESOURCES AND DIVIDENDS

Important Regulatory Capital Standards: Dodd-Frank, enacted in 2010, directed U.S. bank regulators to promulgate revised bank organization capital standards, which were required to be at least as strict as the regulatory capital standards for banks then in effect. The Capital Rules under Dodd-Frank were adopted by the Federal bank regulatory agencies in 2013 and became effective for Arrow and Arrow Bank on January 1, 2015. These Capital Rules are summarized in an earlier section of this Report, "Regulatory Capital Standards," beginning on page 7.

The table below sets forth the various capital ratios achieved by Arrow and Arrow Bank as of December 31, 2024, as determined under the bank regulatory capital standards in effect on that date, as well as the minimum levels for such capital ratios that bank holding companies and banks are required to maintain under the Capital Rules (not including the "capital conservation buffer"). As demonstrated in the table, all of Arrow's and the banks' capital ratios at year-end were well in excess of the minimum required levels for such ratios, as established by the regulators. (See Item 1, Section C, under "Regulatory Capital Standards" and Item 8, Note 19 in the Notes to Consolidated Financial Statements, for information regarding the "capital conservation buffer.") In addition, on December 31, 2024, Arrow Bank qualified as "well-capitalized", the highest capital classification category under the revised capital classification scheme recently established by the federal bank regulators, that was in effect on that date.

Capital Ratios:	Arrow	Arrow Bank	Minimum Required Ratio
Tier 1 Leverage Ratio	9.6%	9.2%	4.0%
Common Equity Tier 1 Capital Ratio	12.7%	12.9%	4.5%
Tier 1 Risk-Based Capital Ratio	13.4%	12.9%	6.0%
Total Risk-Based Capital Ratio	14.5%	14.0%	8.0%

Stockholders' Equity at Year-end 2024: Total stockholders' equity was $400.9 million at December 31, 2024, an increase of $21.1 million, or 5.6%, from December 31, 2023. The net increase in total stockholders' equity during 2024 principally reflected the following factors: (i) $29.7 million of net income for the year, (ii) other comprehensive income of $15.0 million and (iii) $1.5 million of equity related to various stock-based compensation plans, reduced by (iv) cash dividends of $18.3 million and (v) repurchases of common stock of $6.8 million.

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Trust Preferred Securities: In each of 2003 and 2004, Arrow issued $10 million of trust preferred securities (TRUPs) in a private placement. Under the Federal Reserve Board's regulatory capital rules then in effect, TRUPs proceeds typically qualified as Tier 1 capital for bank holding companies such as Arrow, but only in amounts up to 25% of Tier 1 capital, net of goodwill less any associated deferred tax liability. Under the Dodd-Frank Act, any trust preferred securities that Arrow might issue on or after the grandfathering date set forth in Dodd-Frank (May 19, 2010) would not qualify as Tier 1 capital under bank regulatory capital guidelines. For Arrow, TRUPs outstanding prior to the grandfathering cutoff date set forth in Dodd-Frank (May 19, 2010) would continue to qualify as Tier 1 capital until maturity or redemption, subject to limitations. Thus, Arrow's outstanding TRUPs continue to qualify as Tier 1 regulatory capital, subject to such limitations. In 2020, Arrow entered into interest rate swap agreements to synthetically fix the variable rate interest payments associated with $20 million in outstanding subordinated trust securities. The effective fixed rate is approximately 3.43% until maturity. These agreements are designated as cash flow hedges. Dividends: The source of funds for the payment of Arrow's cash dividends to shareholders consists primarily of dividends declared and paid to it by GFNB and SNB, prior to the Unification. In addition to legal and regulatory limitations on payments of dividends by Arrow (i.e., the need to maintain adequate regulatory capital), there are also legal and regulatory limitations applicable to the payment of dividends by a bank subsidiary to its parent bank holding company. As of December 31, 2024, under the statutory limitations in national banking law, the maximum amount that could have been paid by GFNB and SNB, prior to the Unification, to Arrow, without special regulatory approval, was approximately $44.4 million The ability of Arrow and Arrow Bank to pay dividends in the future is and will continue to be influenced by regulatory policies, capital guidelines and applicable laws. See Part II, Item 5, "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for a recent history of its cash dividend payments. Stock Repurchase Program: On October 25, 2023, the Board expanded its existing stock repurchase program (the "2022 Repurchase Program") by $5 million, bringing the total availability under the repurchase program to $9.1 million, and removed the expiration date previously incorporated into the 2022 Repurchase Program. The 2022 Repurchase Program allowed Arrow to repurchase shares of its common stock in open-market or negotiated transactions. Arrow resumed repurchasing its shares in the fourth quarter of 2023. In the first half of 2024, Arrow repurchased approximately $6.4 million (263,000 shares of its common stock) under the 2022 Repurchase Program and fully utilized the $9.1 million authorized program amount. On April 24, 2024, the Board approved a new stock repurchase program (the "2024 Repurchase Program"), under which the Board authorized management, in its discretion, to repurchase from time to time, in the open market or in privately negotiated transactions, up to $5 million of Arrow common stock. From time to time, Arrow may establish a written trading plan in accordance with Rule 10b5-1 of the Exchange Act, pursuant to which it may repurchase shares of its common stock. Additional repurchases may be made by Arrow, at times and in amounts as it deems appropriate, and may be made through open market transactions in compliance with Rule 10b-18 of the Exchange Act, subject to market conditions, applicable legal requirements, and other factors. In addition, a de minimis portion of Arrow's common stock was purchased during 2024 other than through its repurchase program, i.e., through purchases in the open market under the ESOP and the surrender or deemed surrender of Arrow common stock to Arrow in connection with employees' stock-for-stock exercises of compensatory stock options granted as equity incentives. F. OFF-BALANCE SHEET ARRANGEMENTS In the normal course of operations, Arrow may engage in a variety of financial transactions or arrangements, including derivative transactions or arrangements, that in accordance with GAAP are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions or arrangements involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions or arrangements may be used by Arrow or Arrow's customers for general corporate purposes, such as managing credit, interest rate, or liquidity risk or to optimize capital, or may be used by Arrow or Arrow's customers to manage funding needs. Arrow entered into interest rate swap agreements with some commercial customers to provide them with a long-term fixed rate, while simultaneously entering into offsetting interest rate swap agreements with a counterparty to swap the fixed rate to a variable rate to manage interest rate exposure. These interest rate swap agreements are not designated as a hedge for accounting purposes. As the interest rate swap agreements have substantially equivalent and offsetting terms, they do not present any material exposure to Arrow's consolidated statements of income. Arrow records its interest rate swap agreements at fair value and is presented on a gross basis within other assets and other liabilities on the consolidated balance sheets. Changes in the fair value of assets and liabilities arising from these derivatives are included, net, in other income in the consolidated statement of income. In the third quarter of 2023, Arrow entered into two pay-fixed portfolio layer method fair value swaps, designated as hedging instruments, with a total notional amount of $250 million and $50 million, respectively. Arrow is designating the fair value swaps under the portfolio layer method ("PLM"). Under PLM, the hedged items are designated as hedged layers of a closed portfolio of financial loans that are anticipated to remain outstanding for the designated hedged period. Adjustments will be made to record the swaps at fair value on the Consolidated Balance Sheets, with changes in fair value recognized in interest income. The carrying value of the fair value swaps on the Consolidated Balance Sheets will also be adjusted through interest income, based on changes in fair value attributable to changes in the hedged risk. 41

In the fourth quarter of 2023, Arrow entered into two interest rate swaps, designated as hedging instruments, to add stability to interest expense and to manage its exposure to the variability of the future cash flows attributable to the contractually specified interest rates. The notional amounts were $100 million and $75 million, respectively. Arrow entered into pay-fixed interest rate swaps to convert rolling 90 days brokered deposits. In the third quarter of 2024, Arrow entered into a forward interest rate swaps agreement which will commence in the first quarter of 2025, designated as hedging instrument, to add stability to interest expense and to manage its exposure to the variability of the future cash flows attributable to the contractually specified interest rates. The notional amount is $125 million and will synthetically fix the variable rate interest payments. In addition, Arrow has entered into interest rate swaps to synthetically fix the variable rate interest payments associated with $20 million in outstanding subordinated trust securities. These agreements are designated as cash flow hedges. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income ("AOCI") and subsequently reclassified into interest expense in the same period during which the hedge transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on Arrow's Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts borrowings. G. RECENTLY ISSUED ACCOUNTING STANDARDS The following accounting standard have been issued and become effective for Arrow at a future date: In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. Under ASU 2023-09, for each annual periods presented, public entities are required to (1) disclose specific categories in the tabular rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires all reporting entities to disclose on an annual basis the amount of income taxes paid disaggregated by federal, state, and foreign taxes as well as the amount of income taxes paid by individual jurisdiction. ASU 2023-09 is effective for public companies for annual periods beginning after December 15, 2024, and can be applied on a prospective basis with an option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-09 on its condensed consolidated financial statements and related disclosures. 42

Item 7A. **Quantitative and Qualitative Disclosures About Market Risk**

In addition to credit risk in the loan portfolio and liquidity risk, discussed earlier, Arrow's business activities also generate market risk. Market risk is the possibility that changes in future market rates (interest rates) or prices (market value of financial instruments) will make Arrow's position (i.e., assets and operations) less valuable. Arrow's primary market risk is interest rate volatility. The ongoing monitoring and management of interest rate risk is an important component of the asset/liability management process, which is governed by policies that are reviewed and approved annually by the Board of Directors. The Board of Directors delegates responsibility for carrying out asset/liability oversight and control to management's Asset/Liability Committee (ALCO). In this capacity ALCO develops guidelines and strategies impacting the asset/liability profile based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends.

Changes in market interest rates, whether increases or decreases, can trigger repricing and changes in the pace of payments for both assets and liabilities (prepayment risk). This may individually or in combination affect net interest income, net interest margin, and ultimately net income, either positively or negatively. ALCO utilizes the results of a detailed and dynamic simulation model to quantify this interest rate risk by projecting net interest income in various interest rate scenarios.

Arrow's standard simulation model applies a parallel shift in interest rates, ramped over a 12-month period, to capture the impact of changing interest rates on net interest income. The results are compared to ALCO policy limits which specify a maximum tolerance level for net interest income exposure over a one-year horizon, assuming no balance sheet growth and a 100 and 200 basis point downward and a 200 basis point upward shift in interest rates. Additional tools to monitor potential longer-term interest rate risk, including periodic stress testing involving hypothetical sudden and significant interest rate spikes, are also evaluated.

The following table summarizes the percentage change in net interest income as compared to the base scenario, which assumes no change in market interest rates as generated from the standard simulation model. The results are presented for each of the first two years of the simulation period for the 100 and 200 basis point decreases in interest rate scenario and the 200 basis point increase in interest rate scenario. These results are well within the ALCO policy limits.

As of December 31, 2024:

Change in Interest Rate	Calculated change in Net Interest Income - Year 1	Calculated change in Net Interest Income - Year 2
- 200 basis points	1.8%	7.1%
- 100 basis points	1.1%	9.7%
+200 basis points	(3.4)%	9.3%

The balance sheet shows an inverse relationship between changes in prevailing rates and Arrow's net interest income in the near term, suggesting that liabilities and sources of funds generally reprice more quickly than earning assets. However, when net interest income is simulated over a longer time frame, the balance sheet shows a relatively neutral profile with long-term asset sensitivity, as asset yields continue to reprice while the cost of funding reaches assumed ceilings or floors.

The hypothetical estimates underlying the sensitivity analysis are based upon numerous assumptions, including: the nature and timing of changes in interest rates including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, Arrow cannot make any assurance as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will differ due to: prepayment/ refinancing levels likely deviating from those assumed, the varying impact of interest rate changes on caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, unanticipated shifts in the yield curve and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Item 8. **Financial Statements and Supplementary Data**

The following audited Consolidated Financial Statements and unaudited supplementary data are submitted herewith:

Reports of Independent Registered Public Accounting Firms
Consolidated Balance Sheets as of December 31, 2024 and 2023
Consolidated Statements of Income for the Years Ended December 31, 2024, 2023 and 2022
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2024, 2023 and 2022
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022
Notes to Consolidated Financial Statements

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Stockholders and the Board of Directors of Arrow Financial Corporation Glens Falls, NY Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheet of Arrow Financial Corporation (the "Corporation") as of December 31, 2024, the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). We also have audited the Corporation’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. Basis for Opinions The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s financial statements and an opinion on the Corporation’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, 44 and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance for Credit Losses on Collectively Evaluated Loans As discussed in Notes 2 and 5 to the consolidated financial statements, the Company’s allowance for credit losses totaled $33.6 million as of December 31, 2024, all of which was related to loans evaluated on a collective basis. The estimate of expected credit losses on collectively evaluated loans is based on relevant information about current conditions, past events, and reasonable and supportable forward-looking forecasts regarding collectability of the reported amounts. Management employs a process and methodology to estimate the allowance for credit losses (“ACL”) on collectively evaluated loans that evaluates both quantitative and qualitative components. The methodology for evaluating quantitative component involves pooling loans into portfolio segments for loans that share similar risk characteristics. Pooled loan portfolio segments include commercial, commercial real estate, consumer, and residential loans. For the commercial, commercial real estate and residential segments, the Company utilizes a discounted cash flow (“DCF”) methodology to estimate credit losses over the expected life of the loan. The DCF methodology combines the probability of default (“PD”), the loss given default (“LGD”), remaining contractual life of the loan adjusted for prepayment speeds, curtailment rate and time to recovery assumptions to estimate a reserve for each loan. The Company uses regression models to develop the PD, which are derived primarily from segment-specific selected peers. The loss rates are adjusted by economic forecast over the reasonable and supportable forecast period after which time they revert back to the historical mean. For the consumer loan segment, the Company primarily uses a vintage analysis model where the quantitative allowance is measured by applying historical loss rates which are derived from quarterly net charge-offs relative to outstanding loan balances for each vintage year over the lookback period. The Company incorporates forward-looking economic forecasts to the historically derived loss rates from the vintage analysis model to adjust for expected changes in future conditions over the reasonable and supportable forecast period. For all loan segments, the quantitative loss rates are supplemented by qualitative factors reflecting management’s view of how losses may vary from those represented by quantitative loss rates. Qualitative factors are applied to each portfolio segment to reflect management’s estimate of expected changes in current conditions at the balance sheet date relative to historical performance. We identified auditing the ACL on collectively evaluated loans as a critical audit matter because the methodology to determine the estimate of credit losses requires significant judgments by management and is subject to material variability. This resulted in significant auditor judgment and effort in evaluating the appropriateness of the significant assumptions and data used in the DCF methodology and vintage analysis model, as well as the reasonableness of qualitative factors applied in the ACL calculation. The primary procedures we performed to address this critical audit matter included: Testing the design and operating effectiveness of controls over the evaluation of the ACL on pooled loans, including controls addressing: • Relevance and reliability of the data used in the DCF methodology and vintage analysis model. • Reasonableness of the significant assumptions used in the DCF methodology with the development of PD and LGD assumptions and the vintage analysis model. • Appropriateness of qualitative framework, as well as the reasonableness of significant assumptions and the relevance and reliability of data used in the development of qualitative factors. • Application of the data and significant assumptions in the DCF methodology, vintage analysis model, and qualitative factors. Substantively testing management’s process, including evaluating their judgments and assumptions, for developing the ACL on loans collectively evaluated, which included: • Testing the relevance and reliability of the data used in the DCF methodology and vintage analysis model • Evaluating the reasonableness of the significant assumptions and judgments applied in the DCF methodology and vintage analysis model. • Testing the appropriateness of qualitative framework, as well as the reasonableness of significant assumptions and the relevance and reliability of data used in the development of qualitative factors. • Testing the application of the data and significant assumptions in the DCF methodology, vintage analysis model, and qualitative factors. • With the assistance of internal valuation specialists, evaluating the appropriateness of the regression models and relevance and reliability peer data used to develop the PD and LGD inputs within the DCF methodology. /s/ Crowe LLP We have served as the Company's auditor since 2024. Indianapolis, Indiana March 14, 2025 45

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Arrow Financial Corporation: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheet of Arrow Financial Corporation and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ KPMG LLP We served as the Company’s auditor from 1990 to 2023. Albany, New York March 11, 2024 46

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollars In Thousands, Except Share and Per Share Amounts) December 31, 2024 December 31, 2023 ASSETS Cash and Due From Banks $ 27,422 $ 36,755 Interest-Bearing Deposits at Banks 127,124 105,781 Investment Securities: Available-for-Sale 463,111 497,769 Held-to-Maturity (Approximate Fair Value of $96,586 at December 31, 2024, and $128,837 at December 31, 2023) 98,261 131,395 Equity Securities 5,055 1,925 Other Investments 4,353 5,049 Loans 3,394,541 3,212,908 Allowance for Credit Losses (33,598) (31,265) Net Loans 3,360,943 3,181,643 Premises and Equipment, Net 59,717 59,642 Goodwill 23,789 21,873 Other Intangible Assets, Net 2,058 1,110 Other Assets 134,515 126,926 Total Assets $ 4,306,348 $ 4,169,868 LIABILITIES Noninterest-Bearing Deposits $ 702,978 $ 758,425 Interest-Bearing Checking Accounts 810,834 799,785 Savings Deposits 1,520,024 1,466,280 Time Deposits over $250,000 191,962 179,301 Other Time Deposits 602,132 483,775 Total Deposits 3,827,930 3,687,566 Borrowings 8,600 26,500 Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts 20,000 20,000 Finance Leases 5,005 5,066 Other Liabilities 43,912 50,964 Total Liabilities 3,905,447 3,790,096 STOCKHOLDERS’ EQUITY Preferred Stock, $1 Par Value, 1,000,000 Shares Authorized — — Common Stock, $1 Par Value; 30,000,000 Shares Authorized (22,066,559 Shares Issued at December 31, 2024 and December 31, 2023) 22,067 22,067 Additional Paid-in Capital 413,476 412,551 Retained Earnings 77,215 65,792 Accumulated Other Comprehensive Loss (18,453) (33,416) Treasury Stock, at Cost (5,323,638 Shares at December 31, 2024, and 5,124,073 Shares at December 31, 2023) (93,404) (87,222) Total Stockholders’ Equity 400,901 379,772 Total Liabilities and Stockholders’ Equity $ 4,306,348 $ 4,169,868 See Notes to Consolidated Financial Statements. 47

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (Dollars In Thousands, Except Per Share Amounts) Years Ended December 31, 2024 2023 2022 INTEREST AND DIVIDEND INCOME Interest and Fees on Loans $ 171,342 $ 142,016 $ 112,982 Interest on Deposits at Banks 9,615 5,831 3,100 Interest and Dividends on Investment Securities: Fully Taxable 11,579 11,764 10,357 Exempt from Federal Taxes 2,457 2,953 3,212 Total Interest and Dividend Income 194,993 162,564 129,651 INTEREST EXPENSE Interest-Bearing Checking Accounts 7,442 3,663 973 Savings Deposits 42,850 34,343 7,879 Time Deposits over $250,000 7,460 4,966 369 Other Time Deposits 20,997 7,127 604 Borrowings 3,637 6,756 605 Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts 686 686 685 Interest on Financing Leases 189 191 193 Total Interest Expense 83,261 57,732 11,308 NET INTEREST INCOME 111,732 104,832 118,343 Provision for Credit Losses 5,180 3,381 4,798 NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES 106,552 101,451 113,545 NONINTEREST INCOME Income From Fiduciary Activities 9,952 9,444 9,711 Fees for Other Services to Customers 10,892 10,798 11,626 Insurance Commissions 7,147 6,498 6,463 Net (Loss) Gain on Securities (2,907) (92) 427 Net Gain on Sales of Loans 209 32 83 Other Operating Income 2,781 2,437 2,588 Total Noninterest Income 28,074 29,117 30,898 NONINTEREST EXPENSE Salaries and Employee Benefits 52,707 47,667 47,003 Occupancy Expenses, Net 7,169 6,554 6,202 Technology and Equipment Expense 19,365 17,608 16,118 FDIC Assessments 2,775 2,050 1,176 Other Operating Expense 15,252 19,169 11,031 Total Noninterest Expense 97,268 93,048 81,530 INCOME BEFORE PROVISION FOR INCOME TAXES 37,358 37,520 62,913 Provision for Income Taxes 7,649 7,445 14,114 NET INCOME $ 29,709 $ 30,075 $ 48,799 Average Shares Outstanding: Basic 16,739 17,037 17,008 Diluted 16,745 17,037 17,059 Per Common Share: Basic Earnings $ 1.77 $ 1.77 $ 2.86 Diluted Earnings 1.77 1.77 2.86 2022 Share and Per Share Amounts have been restated for the September 26, 2023 3% stock dividend. See Notes to Consolidated Financial Statements. 48

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Dollars In Thousands) Years Ended December 31, 2024 2023 2022 Net Income $ 29,709 $ 30,075 $ 48,799 Other Comprehensive Income (Loss), Net of Tax: Unrealized Net Securities Holding Gains (Losses) Arising During the Year 2,101 10,441 (48,227) Reclassification Adjustment for Net Securities Losses Realized During the Year 2,255 6,752 — Net Unrealized Gain (Loss) on Cash Flow Hedge Agreements 4,823 (2,900) 2,582 Reclassification of Net Unrealized(Gain)Loss on Cash Flow Hedge Agreements (1,857) 557 152 Net Retirement Plan Gain (Loss) 7,998 1,747 (5,147) Net Retirement Plan Prior Service Cost (327) (391) — Settlement Cost — — 428 Amortization of Net Retirement Plan Actuarial (Gain) Loss (232) (119) 41 Amortization of Net Retirement Plan Prior Service Cost 202 152 169 Other Comprehensive Income (Loss) 14,963 16,239 (50,002) Comprehensive Income (Loss) $ 44,672 $ 46,314 $ (1,203) See Notes to Consolidated Financial Statements. 49

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars In Thousands, Except Share and Per Share Amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance at December 31, 2021	$ 20,800	$ 377,996	$ 54,078	$ 347	$ (82,035)	$ 371,186
Net Income	—	—	48,799	—	—	48,799
Other Comprehensive Income	—	—	—	(50,002)	—	(50,002)
3% Stock Dividend (623,848 Shares)	624	19,408	(20,032)	—	—	—
Cash Dividends Paid, $1.03 per Share[4]	—	—	(17,444)	—	—	(17,444)
Shares Issued for Stock Option Exercises, net (28,052 Shares)	—	384	—	—	247	631
Shares Issued Under the Directors' Stock Plan (12,933 Shares)	—	295	—	—	113	408
Shares Issued Under the Employee Stock Purchase Plan (15,207 Shares)	—	344	—	—	133	477
Shares Issued for Dividend Reinvestment Plans (57,745 Shares)	—	1,392	—	—	512	1,904
Stock-Based Compensation Expense	—	451	—	—	—	451
Purchase of Treasury Stock (84,132 Shares)	—	—	—	—	(2,872)	(2,872)
Balance at December 31, 2022	21,424	400,270	65,401	(49,655)	(83,902)	353,538
Balance at December 31, 2022	$ 21,424	$ 400,270	$ 65,401	$ (49,655)	$ (83,902)	$ 353,538
Net Income	—	—	30,075	—	—	30,075
Other Comprehensive Loss	—	—	—	16,239	—	16,239
3% Stock Dividend (642,567 Shares)	643	11,058	(11,701)	—	—	—
Cash Dividends Paid, $1.06 per Share[1]	—	—	(17,983)	—	—	(17,983)
Shares Issued for Stock Option Exercises, net (4,564 Shares)	—	58	—	—	38	96
Shares Issued Under the Directors' Stock Plan (9,186 Shares)	—	143	—	—	75	218
Shares Issued Under the Employee Stock Purchase Plan (3,872 Shares)	—	87	—	—	33	120
Shares Issued for Dividend Reinvestment Plans (17,753 Shares)	—	330	—	—	142	472
Stock-Based Compensation Expense	—	605	—	—	—	605
Purchase of Treasury Stock (140,965 Shares)	—	—	—	—	(3,608)	(3,608)
Balance at December 31, 2023	$ 22,067	$ 412,551	$ 65,792	$ (33,416)	$ (87,222)	$ 379,772

[4] When applicable the 2022 and 2023 Cash Dividends Paid per share have been adjusted for the September 26, 2023 3% stock dividend.

50

Balance at December 31, 2023 $ 22,067 $ 412,551 $ 65,792 $ (33,416) $ (87,222) $ 379,772 Net Income — — 29,709 — — 29,709 Other Comprehensive Income — — — 14,963 — 14,963 Cash Dividends Paid, $1.09 per Share — — (18,286) — — (18,286) Shares Issued for Stock Option Exercises, net (18,866 Shares) — 280 — — 153 433 Shares Issued Under the Directors' Stock Plan (19,469 Shares) — 338 — — 157 495 Shares Issued Under the Employee Stock Purchase Plan (11,918 Shares) — 195 — — 96 291 Shares Issued Related to Restricted Stock Units (2,753 Shares) — (23) — — 23 — Shares Issued Related to Restricted Share Awards (22,230 Shares) — (179) — — 179 — Compensation expense related to Employee Stock Purchase Plan — 30 — — — 30 Stock-Based Compensation Expense — 284 — — — 284 Purchase of Treasury Stock (274,801 Shares) — — — — (6,790) (6,790) Balance at December 31, 2024 $ 22,067 $ 413,476 $ 77,215 $ (18,453) $ (93,404) $ 400,901 ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Dollars In Thousands, Except Share and Per Share Amounts) Common Stock Additional Paid-In Capital Retained Earnings Accumu- lated Other Compre- hensive (Loss) Income Treasury Stock Total See Notes to Consolidated Financial Statements. 51

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands) December 31, Cash Flows from Operating Activities: 2024 2023 2022 Net Income $ 29,709 $ 30,075 $ 48,799 Provision for Credit Losses 5,180 3,381 4,798 Depreciation and Amortization 5,361 6,718 7,548 Loss on the Sale of Securities Available-for-Sale 3,038 9,097 — Net Gain on Equity Securities (131) (9,005) (427) Loans Originated and Held-for-Sale (8,986) 491 (799) Proceeds from the Sale of Loans Held-for-Sale 8,602 32 1,380 Net Gains on the Sale of Loans (209) (32) (83) Net Loss on the Sale or Write-down of Premises and Equipment, Other Real Estate Owned and Repossessed Assets 404 187 167 Contributions to Pension & Postretirement Plans (1,131) (681) (741) Deferred Income Tax (Benefit) Expense (789) 1,799 (1,252) Shares Issued Under the Directors’ Stock Plan 495 218 408 Stock-Based Compensation Expense 314 605 451 Tax Benefit from Exercise of Stock Options 34 11 34 Effect of Swap Agreements — (2,365) — Net Increase in Other Assets (8,209) (29,220) (1,427) Net Increase in Other Liabilities 787 9,269 857 Net Cash Provided By Operating Activities 34,469 20,580 59,713 Cash Flows from Investing Activities: Proceeds from the Sale of Equity Securities — 9,254 — Proceeds from the Sale of Securities Available-for-Sale 71,962 100,739 — Proceeds from the Maturities and Calls of Securities Available-for-Sale 107,800 70,415 104,120 Purchases of Securities Available-for-Sale (141,856) (73,623) (184,785) Purchases of Equity Securities (2,999) — — Proceeds from the Maturities and Calls of Securities Held-to-Maturity 45,238 51,724 32,068 Purchases of Securities Held-to-Maturity (12,364) (8,209) (11,459) Net Increase in Loans (187,510) (228,899) (319,547) Proceeds from the Sales of Premises and Equipment, Other Real Estate Owned and Repossessed Assets 3,326 2,707 1,475 Purchase of Premises and Equipment (5,597) (7,081) (14,250) Net Decrease (Increase) in Federal Home Loan Bank Stock 696 1,015 (684) Purchase of Bank Owned Life Insurance — (692) — Acquisition of Whitehall Branch 32,354 — — Net Cash Used In Investing Activities (88,950) (82,650) (393,062) Cash Flows from Financing Activities: Net Increase (Decrease) in Deposits 102,684 189,202 (52,133) Other Borrowings - Advances 102,100 256,500 27,000 Other Borrowings - Paydowns (120,000) (284,800) (17,200) Net Cash Collateral Received from Derivative Counterparties 6,120 — — Finance Lease Payments (61) (53) (50) Purchase of Treasury Stock (6,790) (3,608) (2,872) Shares Issued for Stock Option Exercises, net 433 96 631 Shares Issued Under the Employee Stock Purchase Plan 291 120 477 Shares Issued for Dividend Reinvestment Plans — 472 1,904 Cash Dividends Paid (18,286) (17,983) (17,444) Net Cash Provided (Used) By Financing Activities 66,491 139,946 (59,687) Net Increase (Decrease) in Cash and Cash Equivalents 12,010 77,876 (393,036) Cash and Cash Equivalents at Beginning of Year 142,536 64,660 457,696 Cash and Cash Equivalents at End of Year $ 154,546 $ 142,536 $ 64,660 52

Supplemental Disclosures to Statements of Cash Flow Information: Interest on Deposits and Borrowings $ 84,489 $ 51,828 $ 5,752 Income Taxes 8,853 6,644 13,018 Non-cash Investing and Financing Activity: Transfer of Loans to Other Real Estate Owned and Repossessed Assets 2,447 2,488 1,656 Total fair value of assets acquired in acquisition of Whitehall Branch, net of cash 3,819 — — Total fair value of liabilities assumed in acquisition of Whitehall Branch, net of cash 37,683 — — See Notes to Consolidated Financial Statements. 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Note 1: RISKS AND UNCERTAINTIES Nature of Operations - Arrow Financial Corporation, a New York corporation, was incorporated on March 21, 1983 and is registered as a bank holding company within the meaning of the Bank Holding Company Act of 1956. Until December 31, 2024, Arrow operated with two subsidiaries which were nationally-chartered banks in New York, Glens Falls National Bank ("GFNB") and Saratoga National Bank ("SNB"). On December 31, 2024, SNB was merged into GFNB and GFNB was renamed Arrow Bank National Association. Arrow Bank National Association's main office is located in Glens Falls, New York. Arrow Bank provides a full range of services to individuals and small to mid-size businesses in New York State from Albany to the Canadian border. In addition, through an indirect lending program, Arrow sources consumer loans from an extensive network of automobile dealers that operate throughout New York and Vermont. Arrow Bank has a wealth management department which provides investment management and trust services. An active subsidiary of Arrow Bank is Upstate Agency LLC, offering insurance services including property, and casualty insurance, group health insurance and individual life insurance products. North Country Investment Advisers, Inc., a registered investment adviser that provides investment advice to our proprietary mutual fund, and Arrow Properties, Inc., a real estate investment trust, or REIT, are subsidiaries of Arrow Bank. Arrow also owns directly two subsidiary business trusts, organized in 2003 and 2004 to issue trust preferred securities (TRUPs), which are still outstanding. Concentrations of Credit - With the exception of some indirect auto lending, Arrow's loans are primarily with borrowers in upstate New York. Although the loan portfolios of Arrow Bank is well diversified, tourism has a substantial impact on the northeastern New York economy. The commitments to extend credit are fairly consistent with the distribution of loans presented in Note 5, "Loans," generally have the same credit risk and are subject to normal credit policies. Generally, the loans are secured by assets and are expected to be repaid from cash flow or the sale of selected assets of the borrowers. Arrow evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Arrow upon extension of credit, is based upon Management's credit evaluation of the counterparty. The nature of the collateral varies with the type of loan and may include: residential real estate, cash and securities, inventory, accounts receivable, property, plant and equipment, income producing commercial properties and automobiles. Liquidity - The objective of effective liquidity management is to ensure that Arrow has the ability to raise cash when needed at a reasonable cost. This includes the capability of meeting expected and unexpected obligations to Arrow's customers at any time. Given the uncertain nature of customer demands and the need to maximize earnings, Arrow must have available reasonably priced sources of funds, both on- and off-balance sheet, that can be accessed quickly in times of need. Arrow’s liquidity position should provide the Company with the necessary flexibility to address any unexpected near-term disruptions such as reduced cash flows from the investment and loan portfolio, unexpected deposit runoff, or increased loan originations. Arrow's primary sources of available liquidity are overnight investments in federal funds sold, interest bearing bank balances at the Federal Reserve Bank of New York, and cash flow from investment securities and loans. Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Principles of Consolidation - The financial statements of Arrow and its wholly owned subsidiaries are consolidated and all material inter-company transactions have been eliminated. In the “Parent Company Only” financial statements in Note 21, the investment in wholly owned subsidiaries is carried under the equity method of accounting. When necessary, prior years’ Consolidated Financial Statements have been reclassified to conform to the current-year financial statement presentation. Arrow determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under GAAP. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Arrow consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (VIE) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when Arrow has both the power and ability to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Arrow's wholly owned subsidiaries Arrow Capital Statutory Trust II and Arrow Capital Statutory Trust III are VIEs for which Arrow is not the primary beneficiary. Accordingly, the accounts of these entities are not included in Arrow's Consolidated Financial Statements. Segment Reporting - The majority of Arrow's revenue is from the business of community banking. Accordingly, all of it's operations are considered by management to be aggregated in one reportable operating segment. See Note 22 for further discussion on segment reporting. Cash and Cash Equivalents - Cash and cash equivalents include the following items: cash at branches, due from bank balances, cash items in the process of collection, interest-bearing bank balances and federal funds sold. Securities - Management determines the appropriate classification of securities at the time of purchase. Securities reported as held-to-maturity are those debt securities which Arrow has both the positive intent and ability to hold to maturity and are stated 54 at amortized cost. Securities available-for-sale are reported at fair value, with unrealized gains and losses reported in accumulated other comprehensive income or loss, net of taxes. Equity securities with readily determinable fair values are stated at fair value with realized and unrealized gains and losses reported in income. Arrow performs a qualitative assessment to determine whether investments are impaired. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on securities sold are derived using the specific identification method for determining the cost of securities sold. Allowance for Credit Losses – Held to Maturity (HTM) Debt Securities - Arrow's HTM debt securities are also required to utilize the CECL approach to estimate expected credit losses. Management measures expected credit losses on HTM debt securities on a collective basis by major security types that share similar risk characteristics, such as financial asset type and collateral type adjusted for current conditions and reasonable and supportable forecasts. Management classifies the HTM portfolio into the following major security types: U.S. government agency or U.S. government sponsored mortgage-backed and collateralized mortgage obligations securities, and state and municipal debt securities. Arrow's HTM debt securities are comprised of U.S. government-sponsored enterprises (GSEs) or state and municipal obligations. GSE securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as “risk free,” and have a long history of zero credit loss. Therefore, Arrow did not record a credit loss for these securities. State and municipal bonds carry a rating from an accredited ratings agency, primarily with an investment grade rating. In addition, Arrow has a limited amount of New York state local municipal bonds that are not rated. The estimate of expected credit losses on the HTM portfolio is based on the expected cash flows of each individual CUSIP over its contractual life and utilized a municipal loss forecast model for determining PD and LGD rates. Management may exercise discretion to make adjustments based on environmental factors. A calculated expected credit loss for individual securities was determined using the PD and LGD rates. Arrow determined that the expected credit loss on its municipal bond portfolio was de minimis, and therefore, an allowance for credit losses was not recorded. Allowance for Credit Losses – Available for Sale (AFS) Debt Securities - Arrow's AFS debt securities are comprised of U.S. Treasuries, U.S. Government & Agency Obligations, State and Municipal Obligations, Mortgage-Backed Securities and Corporate and Other Debt Securities. The impairment model for AFS debt securities differs from the CECL approach utilized by HTM debt securities since AFS debt securities are measured at fair value rather than amortized cost. For AFS debt securities in an unrealized loss position, Arrow first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, in making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, adverse conditions specifically related to the security, failure of the issuer of the debt security to make scheduled interest or principal payments, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. The cash flows are estimated using information relevant to the collectability of the security, including information about past events, current conditions and reasonable and supportable forecasts. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Investments in Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stock are required for membership in those organizations and are carried at cost since there is no market value available. The FHLB New York ("FHLBNY") continues to pay dividends and repurchase stock. As such, the Company has not recognized any impairment on its holdings of FRB and FHLB stock. Loans - Loans are reported at their principal outstanding balance, net of deferred fees and costs, and unearned income. Arrow has the intent and ability to hold to maturity. Interest income on loans is accrued and credited to income based upon the principal amount outstanding. Loan fees and costs directly associated with loan originations are deferred and amortized/ accreted as an adjustment to yield over the lives of the loans originated. From time-to-time, Arrow Bank has sold (most with servicing retained) residential real estate loans at or shortly after origination. Any gain or loss on the sale of loans, along with the value of the servicing right, is recognized at the time of sale as the difference between the recorded basis in the loan and net proceeds from the sale. Loans held for sale are recorded at the lower of cost or fair value on an aggregate basis. Loans are placed on nonaccrual status either due to delinquency of principal and/or interest or a judgment by management that the full repayment of principal and interest is unlikely. Unless already placed on nonaccrual status, loans secured by home equity lines of credit are put on nonaccrual status when 120 days past due; residential real estate loans when 150 days past due; commercial and commercial real estate loans are evaluated on a loan-by-loan basis and are placed on nonaccrual status when 90 days past due if the full collection of principal and interest is uncertain; all other loans are to be moved to nonaccrual status upon the earliest occurrence of repossession, bankruptcy, delinquency of 90 days or more unless the loan is secured and in the process of collection with no loss anticipated or when full collection of principal and interest is in doubt. The balance of any accrued interest deemed uncollectible at the date the loan is placed on nonaccrual status is reversed, generally against interest income. A loan is returned to accrual status at the later of the date when the past due status of the loan falls below the threshold for nonaccrual status or management deems that it is likely that the borrower will repay all interest 55 and principal. For payments received while the loan is on nonaccrual status, Arrow Bank may recognize interest income on a cash basis if the repayment of the remaining principal and accrued interest is deemed likely. Allowance for Credit Losses – Loans - Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL) approach requires an estimate of the credit losses expected over the life of a loan (or pool of loans). The allowance for credit losses is a valuation account that is deducted from, or added to, the loans’ amortized cost basis to present the net lifetime amount expected to be collected on the loans. Credit losses are charged off against the allowance when management believes a loan balance to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off. Management estimates the allowance using relevant available information from internal and external sources related to past events, current conditions, and a reasonable and supportable single economic forecast. Historical credit loss experience provides the basis for the estimation of expected credit losses. Arrow's historical loss experience is supplemented with peer information when there is insufficient loss data for Arrow. Peer selection is based on a review of institutions with comparable loss experience as well as loan yield, bank size, portfolio concentration and geography. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in credit concentrations, delinquency level, collateral values and underwriting standards as well as changes in economic conditions or other relevant factors. Management judgment is required at each point in the measurement process. Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Management developed portfolio segments for estimating loss based on type of borrower and collateral as follows: Commercial Loans Commercial Real Estate Loans Consumer Loans Residential Loans Further details related to loan portfolio segments is included in Note 5 Loans. Arrow utilized regression analyses of peer data where observed credit losses and selected economic factors were utilized to determine suitable loss drivers for modeling lifetime probability of default (PD) rates. Arrow uses the discounted cash flow (DCF) method to estimate expected credit losses for the commercial, commercial real estate, and residential segments. For each of these loan segments, Arrow generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, PD, and segment-specific loss given default (LGD) risk factors. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and adjusted, if necessary, based on the reasonable and supportable forecast of economic conditions. For the loan segments utilizing the DCF method, (commercial, commercial real estate, and residential) management utilizes externally developed economic forecast of the following economic factors as loss drivers: national unemployment, gross domestic product and Case-Shiller U.S. National Home Price Index (HPI). The economic forecast is applied over a reasonable and supportable forecast period. Arrow utilizes a six quarter reasonable and supportable forecast period with an eight quarter reversion to the historic mean on a straight-line basis. The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level net present value of expected cash flows (NPV). An allowance for credit loss is established for the difference between the instrument’s NPV and amortized cost basis. Arrow uses the vintage analysis method to estimate expected credit losses for the consumer loan segment. The vintage method was selected since the loans within the consumer loan segment are homogeneous, not just by risk characteristic, but by loan structure. Under the vintage analysis method, a loss rate is calculated based on the quarterly net charge-offs to the outstanding loan balance for each vintage year over the lookback period. Once this periodic loss rate is calculated for each quarter in the lookback period, the periodic rates are averaged into the loss rate. The loss rate is then applied to the outstanding loan balances based on the loan's vintage year. Arrow maintains, over the life of the loan, the loss curve by vintage year. If estimated losses computed by the vintage method need to be adjusted based on current conditions and the reasonable and supportable economic forecast, these adjustments would be incorporated over a six quarter reasonable and supportable forecast period, reverting to historical losses using a straight-line method over an eight quarter period. The vintage and DCF models also consider the need to qualitatively adjust expected loss estimates for information not already captured in the quantitative loss estimation process. Qualitative considerations include limitations inherent in the quantitative model; trends experienced in nonperforming and delinquent loans; changes in value of underlying collateral; changes in lending policies and procedures; nature and composition of loans; portfolio concentrations that may affect loss experience across one or more components or the portfolio; the experience, ability and depth of lending management and staff; Arrow's credit review system; and the effect of external factors such as competition, legal and regulatory requirements. These qualitative factor adjustments may increase or decrease Arrow's estimate of expected credit losses so that the allowance for credit loss is reflective of the estimate of lifetime losses that exist in the loan portfolio at the balance sheet date. All loans that exceed $250,000 which are on nonaccrual, are evaluated on an individual basis. For collateral dependent financial assets where Arrow has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and Arrow expects repayment of the financial asset to be provided substantially through the sale of the 56 collateral, Arrow has elected to measure the allowance for credit loss as the difference between the fair value of the collateral less cost to sell, and the amortized cost basis of the asset as of the measurement date. In the event the repayment of a collateral dependent financial asset is expected to be provided substantially through the operation of the collateral, Arrow will use fair value of the collateral at the reporting date when recording the net carrying amount of the asset and determining the allowance for credit losses. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the financial asset exceeds the fair value of the underlying collateral less estimated cost to sell. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the financial asset. As part of ASU No. 2022-02, Arrow evaluates whether a modification represents a new loan or a continuation of an existing loan, consistent with the current GAAP treatment for other loan modifications. In addition, Arrow evaluates and if necessary, discloses if loan modifications made to borrowers experiencing financial difficulty contain a financial concession. Estimated Credit Losses on Off-Balance Sheet Credit Exposures Recognized as Other Liabilities - Arrow estimates expected credit losses over the contractual period in which Arrow has exposure to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by Arrow. The allowance for credit losses on off-balance sheet credit exposures recognized in other liabilities, is adjusted as an expense in other non-interest expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over their estimated lives. Estimating credit losses on unfunded commitments requires Arrow to consider the following categories of off-balance sheet credit exposure: unfunded commitments to extend credit, unfunded lines of credit, and standby letters of credit. Each of these unfunded commitments is then analyzed for a probability of funding to calculate a probable funding amount. The life of loan loss factor by related portfolio segment from the loan allowance for credit loss calculation is then applied to the probable funding amount to calculate the estimated credit losses on off-balance sheet credit exposures recognized as other liabilities. Accrued Interest Receivable - Upon adoption of CECL on January 1, 2021, Arrow made the following elections regarding accrued interest receivable: (1) presented accrued interest receivable balances separately within the other assets balance sheet line item; (2) excluded interest receivable that is included in amortized cost of financing receivables from related disclosures requirements and (3) continued Arrow's policy to write off accrued interest receivable by reversing interest income. Historically, Arrow has not experienced uncollectible accrued interest receivable on investment securities. Comprehensive Income (Loss) - For Arrow, comprehensive income (loss) represents net income plus unrealized net securities holding gains or losses arising during the year (net of taxes), the reclassification adjustment for net securities gains and losses arising during the year (net of taxes), net unrealized gains or losses on cash flow hedge agreements, reclassification of net unrealized gain or loss on cash flow hedge agreements to interest expense (net of taxes), net retirement plan gain or loss (net of taxes), net retirement plan prior service cost (net of taxes), amortization of net retirement plan actuarial gain or loss (net of taxes) and amortization of net retirement plan prior service credit or cost (net of taxes) and is presented in the Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Changes in Shareholders’ Equity. Accumulated other comprehensive income (loss) includes the aforementioned items as well as amortization of net retirement plan prior service credit or cost (net of taxes) in the Company’s defined-benefit retirement and pension plan, supplemental employee retirement plan, and post-retirement life and healthcare benefit plan. Revenue Recognition - The following is a description of principal activities from which Arrow generates its revenue from noninterest income sources. Income from Fiduciary Activities: represents revenue derived mainly through the management of client investments which is based on the market value of the covered assets and the fee schedule contained in the applicable account management agreement. Since the revenue is mainly based on the market value of assets, this amount can be volatile as financial markets increase and decrease based on various economic factors. The terms of the account management agreements generally specify that the performance obligations are completed each quarter. Accordingly, the Company mainly recognizes revenue from fiduciary activities on a quarterly basis. Fees for Other Services to Customers: represents general service fees for monthly deposit account maintenance and account activity plus fees from other deposit-based services. Revenue is recognized when the performance obligation is completed, which is generally on a monthly basis for account maintenance services, or upon the completion of a deposit-related transaction. Payment for these performance obligations is generally received at the time the performance obligations are satisfied. Insurance Commissions: represents commissions and fees paid by insurance carriers for both property and casualty insurance policies, and for services performed for employment benefits clients. Revenue from the property and casualty insurance business is recognized when the performance obligation is satisfied, which is generally the effective date of the bound coverage since there are no significant performance obligations remaining. Revenue from the employment benefit brokerage business is recognized when the benefit servicing performance obligations are satisfied, generally on a monthly basis. Other Real Estate Owned and Repossessed Assets - Real estate acquired by foreclosure and assets acquired by repossession are recorded at the fair value of the property less estimated costs to sell at the time of repossession. Subsequent declines in fair value, after transfer to other real estate owned and repossessed assets are recognized through a valuation allowance. Such declines in fair value along with related operating expenses to administer such properties or assets are charged directly to operating expense. 57

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization included in operating expenses are computed largely on the straight-line method. Depreciation is based on the estimated useful lives of the assets (in most instances the useful lifes are approximately: buildings and improvements 20-40 years; furniture and equipment 7-10 years; data processing equipment 5-7 years) and, in the case of leasehold improvements, amortization is computed over the terms of the respective leases or their estimated useful lives, whichever is shorter. Gains or losses on disposition are reflected in earnings. Leases - Arrow recognizes right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months, and has elected not to separate lease and non-lease components, but accounts for the resulting combined component as a single lease component. Arrow also elected to account for short-term leases, those leases with a "lease term" of twelve months or less, as an operating lease. Since Arrow has not been able to determine the rate implicit in its leases, the secured borrowing rate from the Federal Home Loan Bank of New York is utilized to determine the lease discount rate. The expected expiration date of each new lease is determined on a lease-by-lease basis based on certain criteria, such as the availability of renewal options in the lease contracts, the amount of leasehold improvements required in addition to the feasibility of growth potential. Investments in Real Estate Limited Partnerships - These limited partnerships acquire, develop and operate low and moderate-income housing. As a limited partner in these projects, Arrow receives low income housing tax credits and tax deductions for losses incurred by the underlying properties. The proportional amortization method allowed in Accounting Standards Update 2014-01 "Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects" is applied. The proportional amortization method permits an entity to amortize the initial cost of the investment in proportion to the amount of the tax credits and other tax benefits received and to recognize the net investment performance in the income statement as a component of income tax expense. Neither the proportional amortization or the related investment are significant to the balance sheet or results of operations. Investments in Historical Tax Credits - Arrow accounts for historic rehabilitation tax credits using the deferral method of accounting under which the tax benefit generated from an investment tax credit is recorded as a reduction to the GAAP asset basis. Accordingly, Arrow recognized a current tax receivable and a deferred tax asset and corresponding reduction in the basis of Arrow's historic tax credit investment. Bank-Owned Life Insurance - Arrow has purchased life insurance policies on certain employees, key executives and directors. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Derivative Instruments and Hedging Activities - Arrow enters into the following types of derivative and hedging transactions: • Back to back interest rate swap agreements that are not designated as hedges for accounting purposes. As the interest rate swap agreements have substantially equivalent and offsetting terms, they do not present any material exposure to Arrow's consolidated statements of income. Arrow records its interest rate swap agreements at fair value and is presented on a gross basis within other assets and other liabilities on the consolidated balance sheets. Changes in the fair value of assets and liabilities arising from these derivatives are included, net, in other income in the consolidated statement of income. • Pay-fixed portfolio layer method fair value swaps, designated as hedging instruments. Arrow is designating the fair value swaps under the portfolio layer method ("PLM"). Under PLM, the hedged items are designated as hedged layers of a closed portfolio of financial loans that are anticipated to remain outstanding for the designated hedged period. Adjustments will be made to record the swaps at fair value on the Consolidated Balance Sheets, with changes in fair value recognized in interest income. The carrying value of the fair value swaps on the Consolidated Balance Sheets will also be adjusted through interest income, based on changes in fair value attributable to changes in the hedged risk. • Interest rate swaps to add stability to interest expense and to manage its exposure to the variability of the future cash flows attributable to the contractually specified interest rates of CDs or borrowings and to synthetically fix the variable rate interest payments in outstanding subordinated trust securities. These agreements are designated as cash flow hedges. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest expense in the same period during which the hedge transaction affects earnings. Income Taxes - Arrow accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. Arrow’s policy is that deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. 58

Goodwill and Other Intangible Assets - Identifiable intangible assets acquired in a business combination are capitalized and amortized. Any remaining unidentifiable intangible asset is classified as goodwill, for which amortization is not required but which must be evaluated for impairment. Arrow tests for impairment of goodwill on an annual basis, or when events and circumstances indicate potential impairment. In evaluating goodwill for impairment, Arrow first assesses certain qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value. If it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The carrying amounts of other recognized intangible assets that meet recognition criteria and for which separate accounting records have been maintained (mortgage servicing rights and customer intangibles), have been included in the consolidated balance sheet as “Other Intangible Assets, Net.” Arrow has sold residential real estate loans, primarily to Freddie Mac, with servicing retained. Mortgage servicing rights are recognized as an asset when loans are sold with servicing retained, by allocating the cost of an originated mortgage loan between the loan and servicing right based on estimated relative fair values. The cost allocated to the servicing right is capitalized as a separate asset and amortized in proportion to, and over the period of, estimated net servicing income. Capitalized mortgage servicing rights are evaluated for impairment by comparing the asset’s carrying value to its current estimated fair value. Fair values are estimated using a discounted cash flow approach, which considers future servicing income and costs, current market interest rates, and anticipated prepayment, and default rates. Impairment losses are recognized through a valuation allowance for servicing rights having a current fair value that is less than amortized cost on an aggregate basis. Adjustments to increase or decrease the valuation allowance are charged or credited to income as a component of other operating income. Pension and Postretirement Benefits - Arrow maintains a non-contributory, defined benefit pension plan covering substantially all employees, a supplemental pension plan covering certain executive officers selected by the Board of Directors, and certain post-retirement medical, dental and life insurance benefits for certain employees and retirees which are more fully described in Note 13, Retirement Benefit Plans. The costs of these plans, based on actuarial computations of current and future benefits for employees, are charged to current operating expenses. The cost of post-retirement benefits other than pensions is recognized on an accrual basis as employees perform services to earn the benefits. Arrow recognizes the overfunded or underfunded status of our single employer defined benefit pension plan as an asset or liability on its consolidated balance sheet and recognizes changes in the funded status in comprehensive income in the year in which the change occurred. Prior service costs or credits are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of assets are amortized over the average remaining service period of active participants. The discount rate assumption is determined by preparing an analysis of the respective plan’s expected future cash flows and high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. Stock-Based Compensation Plans - Arrow has three stock-based compensation plans, which are described more fully in Note 12, Stock Based Compensation. The Company expenses the grant date fair value of stock options, restricted stock units and restricted stock granted. For stock options and restricted stock units, the expense is recognized over the vesting period of the grant, typically four years for stock options, three years for restricted stock units, and three or four years for restricted stock, on a straight-line basis. Shares are generally issued from treasury for the exercise of stock options. In October 2023, the Board of Directors approved the adoption of the new qualified 2023 ESPP, which became effective as of January 1, 2024 and was approved by our shareholders at the 2024 annual meeting of shareholders. The Plan is intended to satisfy the requirements of Section 423 of the Internal Revenue Code. Under the new qualified 2023 ESPP, the amount of the discount is 10%. Arrow's previously sponsored ESPP allowed employees to purchase Arrow's common stock at a 5% discount below market price. Under current accounting guidance, a stock purchase plan with a discount of 5% or less is not considered a compensatory plan. Arrow maintains an employee stock ownership plan (“ESOP”). Substantially all employees of Arrow and its subsidiaries are eligible to participate upon satisfaction of applicable service requirements. The ESOP has the ability to borrow funds from Arrow Bank to purchase outstanding shares of Arrow’s common stock. At December 31, 2024 and 2023, there were no loans outstanding and no unallocated shares. Arrow may, in its sole discretion, make additional cash contributions to the Plan each year on behalf of the participants. Securities Sold Under Agreements to Repurchase - In securities repurchase agreements, Arrow receives cash from a counterparty in exchange for the transfer of securities to a third party custodian’s account that explicitly recognizes Arrow’s interest in the securities. These agreements are accounted for by Arrow as secured financing transactions, since it maintains effective control over the transferred securities, and meets other criteria for such accounting. Accordingly, the cash proceeds are recorded as borrowed funds, and the underlying securities continue to be carried in Arrow’s securities available-for-sale portfolio. Earnings Per Share (“EPS”) - Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (such as Arrow’s stock options), 59 computed using the treasury stock method. Unallocated common shares held by Arrow’s ESOP are not included in the weighted average number of common shares outstanding for either the basic or diluted EPS calculation. Financial Instruments - Arrow is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit include home equity lines of credit, commitments for residential and commercial construction loans and other personal and commercial lines of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement Arrow has in particular classes of financial instruments. Arrow's policy is to record such instruments when funded. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Arrow's entire holdings of a particular financial instrument. Because no market exists for a significant portion of Arrow's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, Arrow has a wealth management department that contributes net fee income annually. The value of the wealth management department customer relationships is not considered a financial instrument of the Company, and therefore this value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred taxes, premises and equipment, the value of low-cost, long-term core deposits and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. The fair value for loans is disclosed using the "exit price" notion which is a reasonable estimate of what another party might pay in an orderly transaction. Fair values for loans are calculated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, indirect auto and other consumer loans. Each loan category is further segmented into fixed and adjustable interest rate terms and by performing and nonperforming categories. The fair value of performing loans is calculated by determining the estimated future cash flow, which is the contractual cash flow adjusted for estimated prepayments. The discount rate is determined by starting with current market yields, and adjusting for a discount spread. The discount spread is applied separately for each loan type based on market information. A liquidity premium is determined for each loan type based on market inefficiencies associated with the sale of a financial instrument. Finally, a credit loss component is determined utilizing the credit loss assumptions used in the allowance for credit loss model. The carrying amount of short-term assets and liabilities is a reasonable estimate of fair value: cash and due from banks, federal funds sold and purchased, securities sold under agreements to repurchase, demand deposits, savings, N.O.W. and money market deposits, brokered money market deposits, other short-term borrowings, accrued interest receivable and accrued interest payable. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rates are estimated using the FHLBNY yield curve, which is considered representative of Arrow’s time deposit rates. The fair value estimates of other on- and off-balance sheet financial instruments, as well as the method of arriving at fair value estimates, are included in the related footnotes and summarized in Note 17, Fair Values. Fair Value Measures - Arrow determines the fair value of financial instruments under the following hierarchy: • Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; • Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; • Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management’s Use of Estimates -The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of income and expenses during the reporting period. Our most significant estimates are the allowance for credit losses, the evaluation of impairment of investment securities, goodwill impairment, pension and other postretirement liabilities and an analysis of a need for a valuation allowance for deferred tax assets. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the allowance for credit losses. In connection with the determination of the allowance for credit losses, management obtains appraisals for properties. The allowance for credit losses is management’s best estimate of expected credit losses as of the balance sheet date. While management uses available information to recognize losses on loans, future adjustments to the allowance for credit losses may be necessary based on changes in economic conditions. 60

The following accounting standard was adopted by Arrow in 2024.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses.. The Company adopted ASU 2023-07 in its 2024 fiscal year Form 10-K. See Note 22 for further discussion on segment reporting.

The following accounting standard has been issued and becomes effective for Arrow at a future date.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. Under ASU 2023-09, for each annual periods presented, public entities are required to (1) disclose specific categories in the tabular rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires all reporting entities to disclose on an annual basis the amount of income taxes paid disaggregated by federal, state, and foreign taxes as well as the amount of income taxes paid by individual jurisdiction. ASU 2023-09 is effective for public companies for annual periods beginning after December 15, 2024, and can be applied on a prospective basis with an option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-09 on its condensed consolidated financial statements and related disclosures.

Note 3: CASH AND CASH EQUIVALENTS (Dollars In Thousands)

	2024	2023
Balances at December 31:		
Cash and Due From Banks	$ 27,422	$ 36,755
Interest-Bearing Deposits at Banks	127,124	105,781
Total Cash and Cash Equivalents	$ 154,546	$ 142,536

Note 4: INVESTMENT SECURITIES (Dollars In Thousands)

The following table is the schedule of Available-For-Sale Securities at December 31, 2024 and 2023:

Available-For-Sale Securities

	U.S. Treasuries	U.S. Government & Agency Obligations	State and Municipal Obligations	Mortgage-Backed Securities	Corporate and Other Debt Securities	Total Available-For-Sale Securities
December 31, 2024						
Available-For-Sale Securities, at Amortized Cost	$ 97,985	$ 70,000	$ 240	$ 330,448	$ 1,000	$ 499,673
Gross Unrealized Gains	90	32	—	29	—	151
Gross Unrealized Losses	(5)	(818)	—	(35,869)	(21)	(36,713)
Available-For-Sale Securities, at Fair Value	$ 98,070	$ 69,214	$ 240	$ 294,608	$ 979	$ 463,111
Available-For-Sale Securities, Pledged as Collateral, at Fair Value						181,759
Maturities of Debt Securities, at Amortized Cost:						
Within One Year	24,960	45,000	—	1,852	—	71,812
From 1 - 5 Years	24,650	25,000	—	166,436	1,000	217,086
From 5 - 10 Years	48,375	—	240	162,160	—	210,775
Over 10 Years	—	—	—	—	—	—
Maturities of Debt Securities, at Fair Value:						
Within One Year	25,046	44,932	—	1,826	—	71,804
From 1 - 5 Years	24,654	24,282	—	149,746	979	199,661
From 5 - 10 Years	48,370	—	240	143,036	—	191,646
Over 10 Years	—	—	—	—	—	—
Securities in a Continuous Loss Position, at Fair Value:						
Less than 12 Months	$ 48,370	$ —	$ —	$ 66,958	$ —	$ 115,328
12 Months or Longer	—	54,182	—	221,305	979	276,466
Total	$ 48,370	$ 54,182	$ —	$ 288,263	$ 979	$ 391,794

61

Number of Securities in a Continuous Loss Position 2 7 — 97 1 107 Unrealized Losses on Securities in a Continuous Loss Position: Less than 12 Months $ 5 $ — $ — $ 2,037 $ — $ 2,042 12 Months or Longer — 818 — 33,832 21 34,671 Total $ 5 $ 818 $ — $ 35,869 $ 21 $ 36,713 Disaggregated Details: US Treasury Obligations, at Amortized Cost $ 97,985 US Treasury Obligations, at Fair Value 98,070 US Agency Obligations, at Amortized Cost $ 70,000 US Agency Obligations, at Fair Value 69,214 Local Municipal Obligations, at Amortized Cost $ 240 Local Municipal Obligations, at Fair Value 240 US Government Agency Securities, at Amortized Cost $ 6,712 US Government Agency Securities, at Fair Value 6,464 Government Sponsored Entity Securities, at Amortized Cost 323,736 Government Sponsored Entity Securities, at Fair Value 288,144 Corporate Trust Preferred Securities, at Amortized Cost $ 1,000 Corporate Trust Preferred Securities, at Fair Value 979 Available-For-Sale Securities U.S. Treasuries U.S. Government & Agency Obligations State and Municipal Obligations Mortgage- Backed Securities Corporate and Other Debt Securities Total Available- For-Sale Securities Available-For-Sale Securities U.S. Treasuries U.S. Government & Agency Obligations State and Municipal Obligations Mortgage- Backed Securities Corporate and Other Debt Securities Total Available- For-Sale Securities December 31, 2023 Available-For-Sale Securities, at Amortized Cost $ 73,761 $ 160,000 $ 280 $ 305,161 $ 1,000 $ 540,202 Gross Unrealized Gains 243 51 — 6 — 300 Gross Unrealized Losses — (7,126) — (35,407) (200) (42,733) Available-For-Sale Securities, at Fair Value $ 74,004 $ 152,925 $ 280 $ 269,760 $ 800 $ 497,769 Available-For-Sale Securities, Pledged as Collateral, at Fair Value 242,938 Securities in a Continuous Loss Position, at Fair Value: Less than 12 Months $ — $ — $ — $ — $ — $ — 12 Months or Longer — 137,874 — 269,286 800 407,960 Total $ — $ 137,874 $ — $ 269,286 $ 800 $ 407,960 62

Number of Securities in a Continuous Loss Position — 19 — 97 1 117 Unrealized Losses on Securities in a Continuous Loss Position: Less than 12 Months $ — $ — $ — $ — $ — $ — 12 Months or Longer — 7,126 — 35,407 200 42,733 Total $ — $ 7,126 $ — $ 35,407 $ 200 $ 42,733 Disaggregated Details: US Treasury Obligations, at Amortized Cost $ 73,761 US Treasury Obligations, at Fair Value 74,004 US Agency Obligations, at Amortized Cost $ 160,000 US Agency Obligations, at Fair Value 152,925 Local Municipal Obligations, at Amortized Cost $ 280 Local Municipal Obligations, at Fair Value 280 US Government Agency Securities, at Amortized Cost $ 7,291 US Government Agency Securities, at Fair Value 6,864 Government Sponsored Entity Securities, at Amortized Cost 297,870 Government Sponsored Entity Securities, at Fair Value 262,896 Corporate Trust Preferred Securities, at Amortized Cost $ 1,000 Corporate Trust Preferred Securities, at Fair Value 800 At December 31, 2024, there was no allowance for credit losses for the available for sale securities portfolio. The following is a summary of realized losses recognized in net income on available-for-sale securities sold during the years ended December 31, 2024 and 2023: December 31, 2024 2023 Proceeds Received on Sale of AFS Securities $ 71,962 $ 100,739 Basis of AFS investments Sold 75,000 109,836 Net Loss Recognized on Sale of AFS Securities $ (3,038) $ (9,097) 63

The following table is the schedule of Held-To-Maturity Securities at December 31, 2024 and 2023: December 31, 2024 Held-To-Maturity Securities, at Amortized Cost $ 91,829 $ 6,432 $ 98,261 Gross Unrealized Gains — — — Gross Unrealized Losses (1,456) (219) (1,675) Held-To-Maturity Securities, at Fair Value $ 90,373 $ 6,213 $ 96,586 Held-To-Maturity Securities, Pledged as Collateral, at Carrying Value 72,506 Held-To-Maturity Securities, Pledged as Collateral, at Fair Value 70,831 Maturities of Debt Securities, at Amortized Cost: Within One Year 53,355 756 54,111 From 1 - 5 Years 36,209 5,676 41,885 From 5 - 10 Years 2,259 — 2,259 Over 10 Years 6 — 6 Maturities of Debt Securities, at Fair Value: Within One Year 53,039 746 53,785 From 1 - 5 Years 35,105 5,467 40,572 From 5 - 10 Years 2,223 — 2,223 Over 10 Years 6 — 6 Securities in a Continuous Loss Position, at Fair Value: Less than 12 Months $ 378 $ — $ 378 12 Months or Longer 68,112 6,212 74,324 Total $ 68,490 $ 6,212 $ 74,702 Number of Securities in a Continuous Loss Position 219 16 235 Unrealized Losses on Securities in a Continuous Loss Position: Less than 12 Months $ 2 $ — $ 2 12 Months or Longer 1,454 219 1,673 Total $ 1,456 $ 219 $ 1,675 Disaggregated Details: Municipal Securities, at Amortized Cost $ 91,829 Municipal Securities, at Fair Value 90,373 US Government Agency Securities, at Amortized Cost $ 2,308 Held-To-Maturity Securities State and Municipal Obligations Mortgage- Backed Securities Total Held-To Maturity Securities 64

US Government Agency Securities, at Fair Value 2,221 Government Sponsored Entity Securities, at Amortized Cost 4,124 Government Sponsored Entity Securities, at Fair Value 3,992 December 31, 2023 Held-To-Maturity Securities, at Amortized Cost $ 122,450 $ 8,945 $ 131,395 Gross Unrealized Gains — — — Gross Unrealized Losses (2,157) (401) (2,558) Held-To-Maturity Securities, at Fair Value $ 120,293 $ 8,544 $ 128,837 Held-To-Maturity Securities, Pledged as Collateral, at Carrying Value 115,030 Held-To-Maturity Securities, Pledged as Collateral, at Fair Value 112,472 Securities in a Continuous Loss Position, at Fair Value: Less than 12 Months $ 1,472 $ — $ 1,472 12 Months or Longer 102,839 8,544 111,383 Total $ 104,311 $ 8,544 $ 112,855 Number of Securities in a Continuous Loss Position 319 16 335 Unrealized Losses on Securities in a Continuous Loss Position: Less than 12 Months $ 14 $ — $ 14 12 Months or Longer 2,143 402 2,545 Total $ 2,157 $ 402 $ 2,559 Disaggregated Details: Municipal Securities, at Amortized Cost $ 122,450 Municipal Securities, at Fair Value 120,293 US Government Agency Securities, at Amortized Cost $ 3,114 US Government Agency Securities, at Fair Value 2,954 Government Sponsored Entity Securities, at Amortized Cost 5,831 Government Sponsored Entity Securities, at Fair Value 5,589 Held-To-Maturity Securities State and Municipal Obligations Mortgage- Backed Securities Total Held-To Maturity Securities In the tables above, maturities of mortgage-backed securities are included based on their contractual average lives. Actual maturities will differ because issuers may have the right to call or prepay obligations with or without prepayment penalties. Securities in a continuous loss position, in the tables above for December 31, 2024 and December 31, 2023 do not reflect any deterioration of the credit worthiness of the issuing entities. Arrow evaluates available-for-sale debt securities in unrealized loss positions at each measurement date to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit- related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized within the allowance for credit losses on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings via credit loss expense. Arrow determined that at December 31, 2024, gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. Arrow does not intend to sell, nor is it more likely than not that Arrow will be required to sell the security before recovery of its amortized cost basis, which may be at maturity. Arrow carried no allowance for credit loss at December 31, 2024 and there was no credit loss expense recognized by Arrow with respect to the securities portfolio during 2024. 65

Arrow's held to maturity debt securities are comprised of securities issued by U.S. government agencies or U.S. government-sponsored enterprises or state and municipal obligations. U.S. government agencies and U.S. government- sponsored enterprise securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as “risk free,” and have a long history of zero credit loss. Arrow determined that the expected credit loss on its held to maturity debt portfolio was immaterial and therefore no allowance for credit loss was recorded as of December 31, 2024. The following table is the schedule of Equity Securities at December 31, 2024 and 2023. Equity Securities December 31, 2024 2023 Equity Securities, at Fair Value $ 5,055 $ 1,925 The following is a summary of realized and unrealized gains and losses recognized in income on equity securities during the years ended December 31, 2024 and 2023: December 31, 2024 2023 Net Gain on Equity Securities $ 131 $ 9,005 Less: Net Gain recognized during the reporting period on equity securities sold during the period — 9,254 Unrealized Net Gain (Loss) recognized during the reporting period on equity securities still held at the reporting date $ 131 $ (249) Schedule of Federal Reserve Bank and Federal Home Loan Bank Stock (at cost) December 31, 2024 2023 Federal Reserve Bank Stock $ 1,204 $ 1,197 Federal Home Loan Bank Stock 3,149 3,852 Total Federal Reserve Bank and Federal Home Loan Bank Stock $ 4,353 $ 5,049 66

Note 5: LOANS (Dollars In Thousands)

Loan Categories and Past Due Loans

The following table presents loan balances outstanding as of December 31, 2024 and December 31, 2023 and an analysis of the recorded investment in loans that are past due at these dates. Loans held-for-sale of $759 and $165 as of December 31, 2024, and December 31, 2023, respectively, are included in the residential real estate balances for current loans.

Schedule of Past Due Loans by Loan Category

	Commercial	Commercial Real Estate	Consumer	Residential	Total
December 31, 2024					
Loans Past Due 30-59 Days	$ 355	$ —	$ 11,211	$ 391	$ 11,957
Loans Past Due 60-89 Days	156	318	5,417	2,685	8,576
Loans Past Due 90 or More Days	102	14,902	2,225	2,239	19,468
Total Loans Past Due	613	15,220	18,853	5,315	40,001
Current Loans	158,378	781,145	1,100,128	1,314,889	3,354,540
Total Loans	$ 158,991	$ 796,365	$ 1,118,981	$ 1,320,204	$ 3,394,541
December 31, 2023					
Loans Past Due 30-59 Days	$ 298	$ —	$ 13,511	$ 3,715	$ 17,524
Loans Past Due 60-89 Days	21	636	5,579	861	7,097
Loans Past Due 90 or More Days	30	15,308	1,801	3,140	20,279
Total Loans Past Due	349	15,944	20,891	7,716	44,900
Current Loans	155,875	729,543	1,090,776	1,191,814	3,168,008
Total Loans	$ 156,224	$ 745,487	$ 1,111,667	$ 1,199,530	$ 3,212,908

Schedule of Non Accrual Loans by Category

December 31, 2024	Commercial	Commercial Real Estate	Consumer	Residential	Total
Loans 90 or More Days Past Due and Still Accruing Interest	$ —	$ —	$ 19	$ 379	$ 398
Nonaccrual Loans	102	14,902	2,241	3,376	20,621
Nonaccrual With No Allowance for Credit Loss	102	14,902	2,241	3,376	20,621
Interest Income on Nonaccrual Loans	—	—	—	—	—
December 31, 2023					
Loans 90 or More Days Past Due and Still Accruing Interest	$ —	$ —	$ 6	$ 446	$ 452
Nonaccrual Loans	30	15,308	1,877	3,430	20,645

Arrow disaggregates its loan portfolio into the following four categories:

Commercial - Arrow offers a variety of loan options to meet the specific needs of our commercial customers including term loans, time notes and lines of credit. Such loans are made available to businesses for working capital needs such as inventory and receivables, business expansion and equipment purchases. Generally, a collateral lien is placed on equipment or other assets owned by the borrower. In the event of default by the borrower, Arrow may be required to liquidate collateral at deeply discounted values. To reduce the risk, management usually obtains personal guarantees to support the borrowing, as permitted by applicable law.

Commercial Real Estate - Arrow offers commercial real estate loans to finance real estate purchases, refinancings, expansions and improvements to commercial properties. Commercial real estate loans are made to finance the purchases of real property which generally consists of real estate with completed structures. These commercial real estate loans are typically secured by first liens on the real estate, which may include apartments, commercial structures, housing businesses, healthcare facilities, and both owner- and non-owner-occupied facilities. Arrow also offers commercial construction and land development loans to finance projects. These real estate loans are also typically secured by first liens on the real estate, which may include apartments, commercial structures, housing businesses, healthcare facilities and both owner-occupied and non-owner-occupied facilities. There is enhanced risk during the construction period, since the loan is secured by an incomplete project. Arrow's Commercial Real Estate loans are primarily located within the footprint of the Company's branch network, with some loans extending into the greater upstate New York area. Arrow does not provide Commercial Real Estate loans in major metropolitan areas such as New York City, Boston, etc.

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Consumer Loans - This category is primarily comprised of automobile loans. Arrow primarily finances the purchases of automobiles indirectly through dealer relationships located throughout upstate New York and Vermont. Most automobile loans carry a fixed rate of interest with principal repayment terms typically ranging from three to seven years. Automobile loans are underwritten on a secured basis using the underlying collateral being financed. Arrow also offers a variety of consumer installment loans to finance personal expenditures. Most of these loans carry a fixed rate of interest with principal repayment terms typically ranging from one to five years, based upon the nature of the collateral and the size of the loan. In addition to installment loans, Arrow also offers personal lines of credit and overdraft protection. Several of these consumer loans are unsecured, which carry a higher risk of loss.

Residential - Residential real estate loans consist primarily of loans secured by first or second mortgages on primary residences. Arrow originates fixed-rate and adjustable-rate one-to-four-family residential real estate loans for the construction, purchase of real estate or refinancing of an existing mortgage. These loans are collateralized primarily by owner-occupied properties generally located in Arrow's market area. Loans on one-to-four-family residential real estate are generally originated in amounts of no more than 80% of the purchase price or appraised value (whichever is lower), or have private mortgage insurance. Arrow's underwriting analysis for residential mortgage loans typically includes credit verification, independent appraisals, and a review of the borrower's financial condition. Mortgage title insurance and hazard insurance are normally required. It is Arrow's general practice to underwrite residential real estate loans to secondary market standards. Construction loans have a unique risk, because they are secured by an incomplete dwelling. This risk is reduced through periodic site inspections, including one at each loan draw period. In addition, Arrow offers fixed home equity loans, as well as home equity lines of credit to consumers to finance home improvements, debt consolidation, education and other uses. Arrow's policy allows for a maximum loan to value ratio of 80%, although periodically higher advances are allowed. Arrow originates home equity lines of credit and second mortgage loans (loans secured by a second junior lien position on one-to-four-family residential real estate). Risk is generally reduced through underwriting criteria, which include credit verification, appraisals, a review of the borrower's financial condition, and personal cash flows. A security interest, with title insurance when necessary, is taken in the underlying real estate.

Schedule of Supplemental Loan Information

Supplemental Information:	2024	2023
Unamortized deferred loan origination costs, net of deferred loan origination fees, included in the above balances	$ 6,155	$ 6,240
Overdrawn deposit accounts, included in the above balances	1,112	180
Pledged loans under a blanket collateral agreement to secure borrowings from the Federal Home Loan Bank of New York	654,890	576,602
Residential real estate loans serviced for Freddie Mac, not included in the balances above	168,653	178,284

Allowance for Credit Losses

Loan segments were selected by class code and application code to ensure each segment is comprised of loans with homogenous loan characteristics and similar risk profiles. The resulting loan segments are commercial, commercial real estate, consumer and residential real estate loans. The consumer segment is mainly comprised of automobile loans, and since they are relatively short-term in nature, with similar dollar amounts and collateral, the vintage analysis method was selected to determine the credit loss reserve. The vintage method utilizes Arrow loan data exclusively as the method calculates a loss rate based on the total origination balance of the loans by year and the charge-off and recovery rate of the same origination year. Arrow maintains, over the life of the loan, the loss curve by vintage year. The discounted cash flow method (DCF) is used to calculate the reserve for credit losses for the commercial, commercial real estate and residential real estate segments.

The December 31, 2024 allowance for credit losses calculation incorporated a reasonable and supportable forecast period to account for economic conditions utilized in the measurement. The quantitative model utilized a six-quarter economic forecast sourced from reputable third-parties that projects an increase of approximately 0.07% in the forecasted national unemployment rate, forecasted gross domestic product projected to improve by approximately 0.20%, and the home price index (HPI) forecast to increase by approximately 0.17% from the previous quarter economic forecast.

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The following table details activity in the allowance for credit losses on loans for the twelve months ended December 31, 2024 and December 31, 2023

Allowance for Credit Losses

	Commercial	Commercial Real Estate	Consumer	Residential	Total
Rollforward of the Allowance for Credit Losses for the Year Ended:					
December 31, 2023	$ 1,958	$ 15,521	$ 2,566	$ 11,220	$ 31,265
Charge-offs	(9)	—	(5,837)	(49)	(5,895)
Recoveries	—	—	3,048	—	3,048
Provision	(24)	(1,014)	4,105	2,113	5,180
December 31, 2024	$ 1,925	$ 14,507	$ 3,882	$ 13,284	$ 33,598
December 31, 2022	$ 1,961	$ 15,213	$ 2,585	$ 10,193	$ 29,952
Charge-offs	—	—	(5,123)	(54)	(5,177)
Recoveries	—	—	3,109	—	3,109
Provision	(3)	308	1,995	1,081	3,381
December 31, 2023	$ 1,958	$ 15,521	$ 2,566	$ 11,220	$ 31,265

Estimated Credit Losses on Off-Balance Sheet Credit Exposures Recognized as Other Liabilities

Financial instrument credit losses apply to off-balance sheet credit exposures such as unfunded loan commitments and standby letters of credit. A liability for expected credit losses for off-balance sheet exposures is recognized if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancellable by the entity. Changes in the allowance are reflected in other operating expenses within the non-interest expense category. As of December 31, 2024, the total unfunded commitment off-balance sheet credit exposure was $1.6 million.

Individually Evaluated Loans

All loans that exceed $250,000, which are on nonaccrual status, are evaluated on an individual basis. Arrow has a policy applicable to collateral dependent financial assets when the borrower is experiencing financial difficulty and the repayment is expected through the sale of the collateral. This policy allows Arrow to use fair value of the collateral at the reporting date adjusted for estimated cost to sell when recording the net carrying amount of the asset and determining the allowance for credit losses for a financial asset. In the event where the repayment of a collateral dependent financial asset is expected to be provided substantially through the operation of the collateral, Arrow will use fair value of the collateral at the reporting date when recording the net carrying amount of the asset and determining the allowance for credit losses. As of December 31, 2024, there were four total relationships identified to be evaluated for loss on an individual basis which had an amortized cost basis of $16.3 million and none had an allowance for credit loss.

The following tables present the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2024 and December 31, 2023:

December 31, 2024	Collateral Type - Residential Real Estate	Collateral Type - Commercial Real Estate	Total Loans
Commercial	$ —	$ —	$ —
Commercial Real Estate	—	14,902	14,902
Consumer	—	—	—
Residential	1,417	—	1,417
Total	$ 1,417	$ 14,902	$ 16,319

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December 31, 2023	Collateral Type - Residential Real Estate	Collateral Type - Commercial Real Estate	Total Loans
Commercial	$ —	$ —	$ —
Commercial Real Estate	—	15,308	15,308
Consumer	—	—	—
Residential	1,446	—	1,446
Total	$ 1,446	$ 15,308	$ 16,754

Allowance for Credit Losses - Collectively and Individually Evaluated

	Commercial	Commercial Real Estate	Consumer	Residential	Total
December 31, 2024					
Ending Loan Balance - Collectively Evaluated	$ 158,991	$ 781,463	$ 1,118,981	$ 1,318,787	$ 3,378,222
Allowance for Credit Losses - Loans Collectively Evaluated	1,925	14,507	3,882	13,284	33,598
Ending Loan Balance - Individually Evaluated	—	14,902	—	1,417	16,319
Allowance for Credit Losses - Loans Individually Evaluated	—	—	—	—	—

	Commercial	Commercial Real Estate	Consumer	Residential	Total
December 31, 2023					
Ending Loan Balance - Collectively Evaluated	$ 156,224	$ 730,179	$ 1,111,667	$ 1,198,084	$ 3,196,154
Allowance for Credit Losses - Loans Collectively Evaluated	1,958	15,521	2,566	11,220	$ 31,265
Ending Loan Balance - Individually Evaluated	—	15,308	—	1,446	16,754
Allowance for Credit Losses - Loans Individually Evaluated	—	—	—	—	—

Through the provision for credit losses, an allowance for credit losses is maintained that reflects the best estimate of the calculated expected credit losses in Arrow's loan portfolio as of the balance sheet date. Additions are made to the allowance for credit losses through a periodic provision for credit losses. Actual credit losses are charged against the allowance for credit losses when loans are deemed uncollectible and recoveries of amounts previously charged off are recorded as credits to the allowance for credit losses.

Arrow's loan officers and risk managers meet at least quarterly to discuss and review the conditions and risks associated with certain criticized and classified commercial-related relationships. In addition, the independent internal loan review department performs periodic reviews of the credit quality indicators on individual loans in the commercial loan portfolio.

Arrow considers the need to qualitatively adjust expected credit loss estimates for information not already captured in the loss estimation process. These qualitative factor adjustments may increase or decrease management's estimate of expected credit losses. Adjustments are not made for information that has already been considered and included in the loss estimation process.

Arrow considers the qualitative factors that are relevant to Arrow as of the reporting date, which may include, but are not limited to the following factors:

- The nature and volume of Arrow's financial assets;
- The existence, growth, and effect of any concentrations of credit;
- The volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans;
- The value of the underlying collateral for loans that are not collateral-dependent;
- Arrow's lending policies and procedures, including changes in underwriting standards and practices for collections, write-offs, and recoveries;
- The quality of Arrow's loan review function;
- The experience, ability, and depth of Arrow's lending, investment, collection, and other relevant management/staff;
- The effect of other external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters;
- Actual and expected changes in international, national, regional, and local economic and business conditions and developments in which the institution operates that affect the collectability of financial assets; and
- Other qualitative factors not reflected in quantitative loss rate calculations.

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Loan Credit Quality Indicators and Modifications

In 2024, no loans met the criteria for disclosure as part of ASU 2022-02. Any modifications of loans were either immaterial in nature or were made for competitive purposes, i.e., the borrowers were not experiencing financial hardship.

The following table presents credit quality indicators by total loans amortized cost basis by origination year as of December 31, 2024 and December 31, 2023:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	
December 31, 2024	2024	2023	2022	2021	2020	Prior		Total
Commercial:								
Risk rating								
Satisfactory	$ 42,767	$ 28,988	$ 23,808	$ 16,941	$ 6,183	$ 19,211	$ 15,686	$ 153,584
Special mention	107	229	930	—	72	—	483	1,821
Substandard	—	280	264	—	—	3,030	12	3,586
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Loans	$ 42,874	$ 29,497	$ 25,002	$ 16,941	$ 6,255	$ 22,241	$ 16,181	$ 158,991
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ 9	$ —		$ 9
Commercial Real Estate:								
Risk rating								
Satisfactory	$ 90,049	$ 96,783	$ 137,146	$ 109,086	$ 115,576	$ 187,202	$ 2,799	$ 738,641
Special mention	3,002	200	12,680	—	—	9,506	—	25,388
Substandard	—	146	172	1,985	2,309	26,853	871	32,336
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate Loans	$ 93,051	$ 97,129	$ 149,998	$ 111,071	$ 117,885	$ 223,561	$ 3,670	$ 796,365
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —		$ —
Consumer:								
Risk rating								
Performing	$ 386,004	$ 297,698	$ 243,484	$ 121,803	$ 48,268	$ 18,994	$ 473	$1,116,724
Nonperforming	345	424	602	593	178	115	—	2,257
Total Consumer Loans	$ 386,349	$ 298,122	$ 244,086	$ 122,396	$ 48,446	$ 19,109	$ 473	$1,118,981
Current-period gross charge-offs	$ 1,272	$ 949	$ 1,669	$ 1,270	$ 434	$ 243		$ 5,837
Residential:								
Risk rating								
Performing	$ 162,087	$ 177,071	$ 225,398	$ 181,934	$ 106,695	$ 334,576	$ 128,687	$1,316,448
Nonperforming	—	201	254	201	464	2,386	250	3,756
Total Residential Loans	$ 162,087	$ 177,272	$ 225,652	$ 182,135	$ 107,159	$ 336,962	$ 128,937	$1,320,204
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 49		$ 49
Total Loans	$ 684,361	$ 602,020	$ 644,738	$ 432,543	$ 279,745	$ 601,873	$ 149,261	$3,394,541
Total gross charge-offs	$ 1,272	$ 949	$ 1,669	$ 1,270	$ 443	$ 292		$ 5,895

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December 31, 2023	Term Loans Amortized Cost Basis by Origination Year 2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
Commercial:								
Risk rating								
Satisfactory	$ 54,584	$ 34,047	$ 23,470	$ 9,655	$ 4,107	$ 13,360	$ 8,586	$ 147,809
Special mention	—	—	—	117	—	—	—	117
Substandard	—	—	—	—	—	3,199	5,099	8,298
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Loans	$ 54,584	$ 34,047	$ 23,470	$ 9,772	$ 4,107	$ 16,559	$ 13,685	$ 156,224
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —		$ —
Commercial Real Estate:								
Risk rating								
Satisfactory	$ 81,582	$ 151,818	$ 105,365	$ 120,845	$ 41,406	$ 174,516	$ 1,667	$ 677,199
Special mention	—	10,439	—	—	—	4,084	—	14,523
Substandard	150	9,169	1,670	2,533	791	38,955	497	53,765
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate Loans	$ 81,732	$ 171,426	$ 107,035	$ 123,378	$ 42,197	$ 217,555	$ 2,164	$ 745,487
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —		$ —
Consumer:								
Risk rating								
Performing	$ 405,099	$ 355,217	$ 195,799	$ 93,708	$ 44,206	$ 15,252	$ —	$1,109,281
Nonperforming	208	783	551	210	81	85	468	2,386
Total Consumer Loans	$ 405,307	$ 356,000	$ 196,350	$ 93,918	$ 44,287	$ 15,337	$ 468	$1,111,667
Current-period gross charge-offs	$ 366	$ 1,368	$ 2,122	$ 604	$ 397	$ 266		$ 5,123
Residential:								
Risk rating								
Performing	$ 161,878	$ 231,365	$ 192,588	$ 116,451	$ 73,875	$ 296,935	$ 122,573	$1,195,665
Nonperforming	—	—	444	666	127	2,268	360	3,865
Total Residential Loans	$ 161,878	$ 231,365	$ 193,032	$ 117,117	$ 74,002	$ 299,203	$ 122,933	$1,199,530
Current-period gross charge-offs	$ —	$ —	$ —	$ 21	$ —	$ 33		$ 54
Total Loans	$ 703,501	$ 792,838	$ 519,887	$ 344,185	$ 164,593	$ 548,654	$ 139,250	$3,212,908
Total gross charge-offs	$ 366	$ 1,368	$ 2,122	$ 625	$ 397	$ 299		$ 5,177

For the purposes of the table above, nonperforming consumer and residential loans were those loans on nonaccrual status or are 90 days or more past due and still accruing interest.

The recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process is $3.1 million.

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For the allowance calculation, an internally developed system of five credit quality indicators is used to rate the credit worthiness of each commercial loan defined as follows:

1) Satisfactory - "Satisfactory" borrowers have acceptable financial condition with satisfactory record of earnings and sufficient historical and projected cash flow to service the debt. Borrowers have satisfactory repayment histories and primary and secondary sources of repayment can be clearly identified;

2) Special Mention - Loans in this category have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. "Special mention" assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Loans which might be assigned this credit quality indicator include loans to borrowers with deteriorating financial strength and/or earnings record and loans with potential for problems due to weakening economic or market conditions;

3) Substandard - Loans classified as "substandard" are inadequately protected by the current sound net worth or paying capacity of the borrower or the collateral pledged, if any. Loans in this category have well defined weaknesses that jeopardize the repayment. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. "Substandard" loans may include loans which are likely to require liquidation of collateral to effect repayment, and other loans where character or ability to repay has become suspect. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard;

4) Doubtful - Loans classified as "doubtful" have all of the weaknesses inherent in those classified as "substandard" with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable. Although possibility of loss is extremely high, classification of these loans as "loss" has been deferred due to specific pending factors or events which may strengthen the value (e.g. possibility of additional collateral, injection of capital, collateral liquidation, debt restructure, economic recovery, etc). Loans classified as "doubtful" need to be placed on non-accrual; and

5) Loss - Loans classified as "loss" are considered uncollectible with collateral of such little value that their continuance as bankable assets is not warranted. As of the date of the balance sheet, all loans in this category have been charged-off to the allowance for credit losses.

Commercial loans are generally evaluated on an annual basis depending on the size and complexity of the loan relationship, unless the credit related quality indicator falls to a level of "special mention" or below, when the loan is evaluated quarterly. The credit quality indicator is one of the factors used in assessing the level of incurred risk of loss in our commercial related loan portfolios.

Note 6: PREMISES AND EQUIPMENT (Dollars In Thousands)

A summary of premises and equipment at December 31, 2024 and 2023 is presented below:

	2024	2023
Land and Bank Premises	$ 60,118	$ 60,123
Equipment, Furniture and Fixtures	38,452	37,948
Construction in Progress	3,403	1,099
Leasehold Improvements	5,243	5,127
Total Cost	107,216	104,297
Accumulated Depreciation and Amortization	(51,782)	(49,115)
Net Owned Premises and Equipment	55,434	55,182
Leased Assets (see Note 18)	4,283	4,460
Net Premises and Equipment	$ 59,717	$ 59,642

Amounts charged to expense for depreciation totaled $4,432, $3,752 and $3,330 in 2024, 2023 and 2022, respectively. During 2024, the multi-year renovation project to enhance and improve the Queensbury branch location was started and accordingly, capital expenses were reflected in Construction in Progress.

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Note 7: GOODWILL AND OTHER INTANGIBLE ASSETS (Dollars In Thousands)

The following table presents information on Arrow's goodwill as of December 31, 2024, 2023 and 2022:

	Total Goodwill
Balance, December 31, 2021	$ 21,873
Goodwill Acquired	—
Balance, December 31, 2022	21,873
Goodwill Acquired	—
Balance, December 31, 2023	21,873
Goodwill acquired related to the acquisition of the assets of A&B Agency, Inc and the Whitehall Branch	1,916
Balance, December 31, 2024	$ 23,789

The following table presents information on Arrow's other intangible assets (other than goodwill) as of December 31, 2024, 2023 and 2022:

	Depositor Intangibles[1]	Mortgage Servicing Rights[2]	Customer Intangibles[1]	Total
Gross Carrying Amount, December 31, 2024	$ 3,202	$ 3,340	$ 4,786	$ 11,328
Accumulated Amortization	(2,319)	(2,933)	(4,018)	(9,270)
Net Carrying Amount, December 31, 2024	$ 883	$ 407	$ 768	$ 2,058
Gross Carrying Amount, December 31, 2023	$ 2,247	$ 3,296	$ 4,382	$ 9,925
Accumulated Amortization	(2,247)	(2,725)	(3,843)	(8,815)
Net Carrying Amount, December 31, 2023	$ —	$ 571	$ 539	$ 1,110
Rollforward of Intangible Assets:				
Balance, December 31, 2021	$ —	$ 1,010	$ 908	$ 1,918
Intangible Assets Acquired	—	10	—	10
Intangible Assets Disposed	—	—	—	—
Amortization of Intangible Assets	—	(235)	(193)	(428)
Balance, December 31, 2022	—	785	715	1,500
Intangible Assets Acquired	—	—	—	—
Intangible Assets Disposed	—	—	—	—
Amortization of Intangible Assets	—	(214)	(176)	(390)
Balance, December 31, 2023	—	571	539	1,110
Intangible Assets Acquired	955	44	404	1,403
Intangible Assets Disposed	—	—	—	—
Amortization of Intangible Assets	(72)	(208)	(175)	(455)
Balance, December 31, 2024	$ 883	$ 407	$ 768	$ 2,058

[1] Amortization of depositor intangibles and customer intangibles are reported in the Consolidated Statements of Income as a component of other operating expense.
[2] Amortization of mortgage servicing rights is reported in the Consolidated Statements of Income as a reduction of mortgage servicing fee income, which is included with fees for other services to customers.

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The following table presents the remaining estimated annual amortization expense for Arrow's intangible assets as of December 31, 2024:

	Depositor Intangibles	Mortgage Servicing Rights	Customer Intangibles	Total
Estimated Annual Amortization Expense:				
2025	$ 166	$ 202	$ 144	$ 512
2026	149	152	125	426
2027	132	33	106	271
2028	114	7	86	207
2029	97	7	67	171
2030 and beyond	225	6	240	471
Total	$ 883	$ 407	$ 768	$ 2,058

Note 8: COMMITMENTS AND CONTINGENCIES (Dollars In Thousands)

The following table presents the notional amount and fair value of Arrow's off-balance sheet commitments to extend credit and commitments under standby letters of credit as of December 31, 2024 and 2023:

Balance at December 31,	2024	2023
Notional Amount:		
Commitments to Extend Credit	$449,491	$444,256
Standby Letters of Credit	4,306	3,824
Fair Value:		
Commitments to Extend Credit	$ —	$ —
Standby Letters of Credit	(7)	—

Arrow is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit include home equity lines of credit, commitments for residential and commercial construction loans and other personal and commercial lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement Arrow has in particular classes of financial instruments.

Arrow's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Arrow uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Arrow evaluates each customer's creditworthiness on a case-by-case basis. Home equity lines of credit are secured by residential real estate. Construction lines of credit are secured by underlying real estate. For other lines of credit, the amount of collateral obtained, if deemed necessary by Arrow upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Most of the commitments are variable rate instruments.

Arrow does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. Arrow has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit at December 31, 2024 and 2023 represent the maximum potential future payments Arrow could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios will generally range from 50% for movable assets, such as inventory, to 100% for liquid assets, such as bank CD's. Fees for standby letters of credit range from 1% to 3% of the notional amount. Fees are collected upfront and amortized over the life of the commitment. The carrying amount and fair value of Arrow's standby letters of credit at December 31, 2024 and 2023 were insignificant. The fair value of standby letters of credit is based on the fees currently charged for similar agreements or the cost to terminate the arrangement with the counterparties.

The fair value of commitments to extend credit is determined by estimating the fees to enter into similar agreements, taking into account the remaining terms and present creditworthiness of the counterparties, and for fixed rate loan commitments, the

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difference between the current and committed interest rates. Arrow provides several types of commercial lines of credit and standby letters of credit to its commercial customers. The pricing of these services is not isolated as Arrow considers the customer's complete deposit and borrowing relationship in pricing individual products and services. The commitments to extend credit also include commitments under home equity lines of credit, for which Arrow charges no fee. The carrying value and fair value of commitments to extend credit are not material and Arrow does not expect to incur any material loss as a result of these commitments. In the normal course of business, Arrow and Arrow Bank become involved in a variety of routine legal proceedings. At present, there are no legal proceedings pending or threatened, which in the opinion of management and counsel, would result in a material loss to Arrow, except as noted below. Legal expenses incurred in connection with loss contingencies are expensed as incurred. Note 9: TIME DEPOSITS (Dollars In Thousands) The following summarizes the contractual maturities of time deposits during years subsequent to December 31, 2024: Year of Maturity Total Time Deposits 2025 $ 764,463 2026 20,098 2027 3,907 2028 2,256 2029 3,359 2030 and beyond 11 Total $ 794,094 Brokered certificate of deposits totaled $270 million at December 31, 2024. 76

Note 10: DEBT (Dollars in Thousands)

Schedule of Borrowings:

	2024	2023
Balances at December 31:		
FHLBNY Overnight Advances	—	20,000
FHLBNY Term Advances	8,600	6,500
Total Borrowings	$ 8,600	$ 26,500
Maximum Borrowing Capacity at December 31:		
Federal Funds Purchased	$ 23,000	$ 28,000
Federal Home Loan Bank of New York	654,890	576,602
Federal Reserve Bank of New York	571,107	738,511
Available Borrowing Capacity at December 31:		
Federal Funds Purchased	$ 23,000	$ 28,000
Federal Home Loan Bank of New York	616,290	550,102
Federal Reserve Bank of New York	571,107	738,511

Arrow Bank has in place unsecured federal funds lines of credit with two correspondent banks. As a member of the FHLBNY, Arrow participates in the advance program which allows for overnight and term advances up to the limit of pledged collateral, including FHLBNY stock and any loans secured by real estate such as commercial real estate, residential real estate and home equity loans (see Notes 4: Investment Securities, and 5: Loans to the Consolidated Financial Statements). The maximum borrowing capacities at the FHLBNY and FRB are determined based on the fair value of the collateral pledged, subject to discounts determined by the respective lenders. As of December 31, 2024, the carrying cost for the FHLBNY collateral was approximately $969 million and approximately $769 million for the FRB. As of December 31, 2024, the fair value for the FHLBNY collateral was approximately $827 million and approximately $769 million for the FRB. The investment in FHLBNY stock is proportional to the total of Arrow Bank's overnight and term advances (see the Schedule of Federal Reserve Bank and Federal Home Loan Bank Stock in Note 4, Investment Securities, to the Consolidated Financial Statements). Arrow Bank has also established borrowing facilities with the Federal Reserve Bank of New York for potential “discount window” advances, pledging certain consumer loans as collateral (see Note 5, *Loans*, to the Consolidated Financial Statements).

Long Term Debt - FHLBNY Term Advances

In addition to overnight advances, Arrow Bank also borrows longer-term funds from the FHLBNY.

Maturity Schedule of FHLBNY Term Advances:

	Balances		Weighted Average Rate	
Final Maturity	2024	2023	2024	2023
First Year	$ 6,900	$ 4,250	5.34 %	5.80 %
Second Year	—	2,250	— %	5.38 %
Third Year	1,700	—	4.85 %	— %
Total	$ 8,600	$ 6,500	5.24 %	5.66 %

Long Term Debt - Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Debentures

During 2024, there were two classes of financial instruments issued and outstanding by two separate subsidiary business trusts of Arrow, identified as “Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts” on the Consolidated Balance Sheets and the Consolidated Statements of Income.

The first of the two classes of trust-issued instruments outstanding at year-end was issued by Arrow Capital Statutory Trust II ("ACST II"), a Delaware business trust established on July 16, 2003, upon the filing of a certificate of trust with the Delaware Secretary of State. In July 2003, ACST II issued all of its voting (common) stock to Arrow and issued and sold to an unaffiliated purchaser 30-year guaranteed preferred beneficial interests in the trust's assets ("ACST II trust preferred securities"). The rate on the securities is variable, adjusting quarterly to the 3-month LIBOR plus 3.15%. Arrow designated SOFR as the replacement index for financial instruments. During 2023 the rate on the securities converted to 3-month SOFR plus 3.15% post-conversion. ACST II used the proceeds of the sale of its trust preferred securities to purchase an identical amount of junior subordinated debentures issued by Arrow that bear an interest rate identical at all times to the rate payable on the ACST II trust preferred securities. The ACST II trust preferred securities became redeemable after July 23, 2008 and mature on July 23, 2033.

The second of the two classes of trust-issued instruments outstanding at year-end was issued by Arrow Capital Statutory Trust III ("ACST III"), a Delaware business trust established on December 23, 2004, upon the filing of a certificate of trust with the

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Delaware Secretary of State. On December 28, 2004, the ACST III issued all of its voting (common) stock to Arrow and issued and sold to an unaffiliated purchaser 30-year guaranteed preferred beneficial interests in the trust's assets ("ACST III"). The rate on the ACST III trust preferred securities is variable, adjusting quarterly, to 3-month LIBOR plus 2.00%. During 2023 the rate on the securities converted to 3-month SOFR plus 2.00% post-conversion. ACST III used the proceeds of the sale of its trust preferred securities to purchase an identical amount of junior subordinated debentures issued by Arrow that bear an interest rate identical at all times to the rate payable on the ACST III trust preferred securities. The ACST III trust preferred securities became redeemable on or after March 31, 2010 and mature on December 28, 2034. Arrow has entered into interest rate swaps to synthetically fix the variable rate interest payments associated with $20 million in outstanding subordinated trust securities. These agreements are designated as cash flow hedges.

The primary assets of the two subsidiary trusts having trust preferred securities outstanding at year-end, ACST II and ACST III (the "Trusts"), are Arrow's junior subordinated debentures discussed above, and the sole revenues of the Trusts are payments received by them from Arrow with respect to the junior subordinated debentures. The trust preferred securities issued by the Trusts are non-voting. All common voting securities of the Trusts are owned by Arrow. Arrow used the net proceeds from its sale of junior subordinated debentures to the Trusts, facilitated by the Trust's sale of their trust preferred securities to the purchasers thereof, for general corporate purposes. The trust preferred securities and underlying junior subordinated debentures, with associated expense that is tax deductible, qualify as Tier I capital under regulatory definitions.

Arrow's primary source of funds to pay interest on the debentures that are held by the Trusts are current dividends received by Arrow from Arrow Bank. Accordingly, Arrow's ability to make payments on the debentures, and the ability of the Trusts to make payments on their trust preferred securities, are dependent upon the continuing ability of Arrow Bank to pay dividends to Arrow. Since the trust preferred securities issued by the subsidiary trusts and the underlying junior subordinated debentures issued by Arrow are classified as debt for financial statement purposes, the expense associated with these securities is recorded as interest expense in the Consolidated Statements of Income.

Schedule of Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Debentures

	2024	2023
ACST II		
Balance at December 31,	$ 10,000	$ 10,000
Period End:		
Variable Interest Rate	7.74 %	8.74 %
Fixed Interest Rate resulting from cash flow hedge agreement	4.00 %	4.00 %
ACST III		
Balance at December 31,	$ 10,000	$ 10,000
Period End:		
Variable Interest Rate	6.59 %	7.59 %
Fixed Interest Rate resulting from cash flow hedge agreement	2.86 %	2.86 %

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Note 11: COMPREHENSIVE INCOME (LOSS), NET OF TAX (Dollars In Thousands) The following table presents the components of other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022: Schedule of Comprehensive Income (Loss) Before-Tax Amount Tax (Benefit) Expense Net-of-Tax Amount 2024 Net Unrealized Securities Holding Gains Arising During the Period $ 2,833 (732) 2,101 Reclassification Adjustment for Securities Losses Included in Net Income 3,038 (783) 2,255 Net Unrealized Gains on Cash Flow Swap 6,498 (1,675) 4,823 Reclassification of Net Unrealized Gain on Cash Flow Hedge Agreements (2,502) 645 (1,857) Net Retirement Plan Gain 10,777 (2,779) 7,998 Prior Service Cost (441) 114 (327) Amortization of Net Retirement Plan Actuarial Loss (313) 81 (232) Amortization of Net Retirement Plan Prior Service Cost 272 (70) 202 Other Comprehensive Income $ 20,162 (5,199) 14,963 2023 Net Unrealized Securities Holding Gains Arising During the Period $ 14,070 (3,629) 10,441 Reclassification Adjustment for Securities Losses Included in Net Income 9,097 (2,345) 6,752 Net Unrealized Gains on Cash Flow Swap (3,908) 1,008 (2,900) Reclassification of Net Unrealized Loss on Cash Flow Hedge Agreements 750 (193) 557 Net Retirement Plan Loss 2,354 (607) 1,747 Prior Service Cost (526) 135 (391) Amortization of Net Retirement Plan Actuarial Loss (162) 43 (119) Amortization of Net Retirement Plan Prior Service Cost 205 (53) 152 Other Comprehensive Income $ 21,880 (5,641) 16,239 2022 Net Unrealized Securities Holding Losses Arising During the Period $ (64,774) 16,547 (48,227) Net Unrealized Gains on Cash Flow Swap 3,467 (885) 2,582 Reclassification of Net Unrealized Loss on Cash Flow Hedge Agreements 204 (52) 152 Net Retirement Plan Loss (6,938) 1,791 (5,147) Settlement Cost 577 (149) 428 Amortization of Net Retirement Plan Actuarial Loss 56 (15) 41 Amortization of Net Retirement Plan Prior Service Cost 228 (59) 169 Other Comprehensive Loss $ (67,180) 17,178 (50,002) 79

The following table presents the changes in accumulated other comprehensive (loss) income by component:

Changes in Accumulated Other Comprehensive (Loss) Income by Component [(1)]

	Unrealized Gains and Losses on Available-for-Sale Securities	Unrealized Gain On Cash Flow Swap	Defined Benefit Plan Items		
			Net Actuarial Gain (Loss)	Net Prior Service (Cost) Credit	Total
For the Year-To-Date periods ended:					
December 31, 2023	$ (31,648)	1,711	(2,839)	(640)	(33,416)
Other comprehensive income (loss) before reclassifications	2,101	4,823	7,998	(327)	14,595
Amounts reclassified from accumulated other comprehensive income (loss)	2,255	(1,857)	(232)	202	368
Net current-period other comprehensive income (loss)	4,356	2,966	7,766	(125)	14,963
December 31, 2024	$ (27,292)	4,677	4,927	(765)	(18,453)
December 31, 2022	$ (48,841)	4,054	(4,467)	(401)	(49,655)
Other comprehensive income (loss) before reclassifications	10,441	(2,900)	1,747	(391)	8,897
Amounts reclassified from accumulated other comprehensive income (loss)	6,752	557	(119)	152	7,342
Net current-period other comprehensive income (loss)	17,193	(2,343)	1,628	(239)	16,239
December 31, 2023	$ (31,648)	1,711	(2,839)	(640)	(33,416)
December 31, 2021	$ (614)	1,320	639	(998)	347
Other comprehensive (loss) income before reclassifications	(48,227)	2,582	(5,147)	428	(50,364)
Amounts reclassified from accumulated other comprehensive (loss) income	—	152	41	169	362
Net current-period other comprehensive (loss) income	(48,227)	2,734	(5,106)	597	(50,002)
December 31, 2022	$ (48,841)	$ 4,054	$ (4,467)	$ (401)	$ (49,655)

(1) All amounts are net of tax. Amounts in parentheses indicate debits.

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The following table presents the reclassifications out of accumulated other comprehensive income (loss) For the Year-to-date periods ended: December 31, 2024 Reclassification of unrealized gains and losses on available-for-sale securities $ (3,038) Net (Loss) Gain on Securities Reclassification of net unrealized loss on cash flow hedge agreements 2,502 Interest Expense Amortization of defined benefit pension items Prior-service credit (272) (2) Salaries and Employee Benefits Actuarial Loss 313 (2) Salaries and Employee Benefits (495) Total before tax 127 Provision for Income Taxes Total reclassifications for the period $ (368) Net of tax December 31, 2023 Unrealized gains and losses on available- for-sale securities (9,097) Net (Loss) Gain on Securities Reclassification of net unrealized gain on cash flow hedge agreements (750) Interest Expense Amortization of defined benefit pension items Prior-service credit $ (205) (2) Salaries and Employee Benefits Actuarial Loss 162 (2) Salaries and Employee Benefits (9,890) Total before tax 2,548 Provision for Income Taxes Total reclassifications for the period $ (7,342) Net of tax December 31, 2022 Reclassification of net unrealized gain on cash flow hedge agreements (204) Interest Expense Amortization of defined benefit pension items Prior-service credit $ (228) (2) Salaries and Employee Benefits Actuarial Loss (56) (2) Salaries and Employee Benefits (488) Total before tax 126 Provision for Income Taxes Total reclassifications for the period $ (362) Net of tax Reclassifications Out of Accumulated Other Comprehensive Income (Loss) (1) Amounts Reclassified Details about Accumulated Other from Accumulated Other Affected Line Item in the Statement Comprehensive Income (Loss) Components Comprehensive Income (Loss) Where Net Income Is Presented (1) Amounts in parentheses indicate debits to profit/loss. (2) These accumulated other comprehensive income components are included in the computation of net periodic pension cost (see retirement benefit plans footnote for additional details). 81

Note 12: STOCK-BASED COMPENSATION (Dollars In Thousands, Except Share and Per Share Amounts) Arrow has established three stock-based compensation plans: a Long Term Incentive Plan, an Employee Stock Purchase Plan (ESPP) and an Employee Stock Ownership Plan (ESOP). When applicable, share and per share data have been adjusted for the September 26, 2023 3% stock dividend. Long Term Incentive Plan The Long Term Incentive Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock, restricted stock units, performance units and performance shares. The Compensation Committee of the Board of Directors administers the Long Term Incentive Plan. Shares Available for Grant at December 31, 2024 392,331 Restricted Stock Awards - In May 2024, the Company granted restricted stock awards which will generally vest over a four-year period. Unvested restricted stock will generally be forfeited if the recipient ceases to be employed by the Company, with limited exceptions. Grantees of restricted stock awards are entitled to receive all dividends and distributions declared and paid on restricted stock, or cash payments equivalent to such dividends or distributions, including those declared and paid during the vesting period. The following table summarizes information about restricted stock awards for the year ended December 31, 2024: Restricted Stock Awards Weighted Average Grant Date Fair Value Outstanding at January 1, 2024 — $ — Granted 22,230 $ 24.54 Vested (412) $ 24.54 Forfeited — — Outstanding at December 31, 2024 21,818 $ 24.54 The following table presents information on the amounts expensed related to restricted stock awards. For the Year Ended December 31, 2024 2023 Amount expensed $ 90 $ — The following is the Schedule of Other Information on restricted stock awards. 2024 Restricted Stock Awards Granted 22,230 Weighted Average Grant Date Information: Fair Value of Awards Granted $ 24.54 Total Grant Date Fair Value of Awards Granted in Period $ 546 Total Fair Value of Awards Vested in Period $ 10 Amount Expensed During the Year $ 90 Compensation Costs for Non-vested Awards Not Yet Recognized $ 456 Weighted Average Expected Vesting Period, In Years 3.41 82

Stock Options - Options may be granted at a price no less than the greater of the par value or fair market value of such shares on the date on which such option is granted, and generally expire ten years from the date of grant. The options usually vest over a four-year period. The Company did not grant stock options in 2024.

The following table summarizes information about stock option activity for the year ended December 31, 2024.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2024	305,308	$ 28.96		
Granted	—	$ —		
Exercised	(18,792)	$ 22.91		
Forfeited	(40,063)	$ 28.47		
Outstanding at December 31, 2024	246,453	$ 29.50	5.10	$ 256
Vested at Period-End	189,700	$ 28.89	4.39	$ 242
Expected to Vest	56,753	$ 31.54	7.47	$ 14

The following is the Schedule of Stock Options Granted Under the Long Term Incentive Plan by Exercise Price Range.

	Exercise Price Ranges				
	$19.99 to $20.41	$27.04 to $27.47	$30.26	$31.34 to $33.78	Total
Outstanding at December 31, 2024					
Number of Stock Options Outstanding	15,336	86,728	27,687	116,702	246,453
Weighted-Average Remaining Contractual Life (in years)	0.65	4.62	2.07	6.85	5.10
Weighted-Average Exercise Price	$ 20.23	$ 27.26	$ 30.26	$ 32.20	$ 29.50
Vested at December 31, 2024					
Number of Stock Options Outstanding	15,336	78,252	27,687	68,425	189,700
Weighted-Average Remaining Contractual Life (in years)	0.65	4.46	2.07	6.23	4.39
Weighted-Average Exercise Price	$ 20.23	$ 27.28	$ 30.26	$ 32.11	$ 28.89

The following is the Schedule of Other Information on Stock Options Granted.

	2024	2023	2022
Stock Options Granted	—	57,680	60,471
Weighted Average Grant Date Information:			
Fair Value of Options Granted	$ —	$ 7.78	$ 7.21
Fair Value Assumptions:			
Dividend Yield	— %	3.30 %	2.90 %
Expected Volatility	— %	28.38 %	27.15 %
Risk Free Interest Rate	— %	3.57 %	1.69 %
Expected Lives (in years)	0	8.34	8.56
Amount Expensed During the Year	$ 197	$ 284	$ 312
Compensation Costs for Non-vested Awards Not Yet Recognized	201	536	542
Weighted Average Expected Vesting Period, In Years	1.77	2.29	2.22
Proceeds From Stock Options Exercised	$ 433	$ 96	$ 631
Tax Benefits Related to Stock Options Exercised	34	11	34
Intrinsic Value of Stock Options Exercised	115	34	338

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Restricted Stock Units - Historically, the Company has granted restricted stock units which gives the recipient the right to receive shares of Company stock upon vesting. The fair value of each restricted stock unit is the market value of Company stock on the date of grant. Restricted stock units vested over three years from the grant date. Once vested, the restricted stock units are no longer forfeitable. Vested units settle upon retirement of the recipient. Unvested restricted stock units generally forfeit if the recipient ceases to be employed by the Company, with limited exceptions. The Company did not grant restricted stock units in 2024.

The following table summarizes information about restricted stock unit activity for the years ended December 31, 2024, 2023 and 2022.

	Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2024	—	$ —
Granted	—	—
Vested	—	—
Non-vested at December 31, 2024	—	—
Non-vested at January 1, 2023	13,925	$ 30.47
Granted	5,164	31.47
Vested	(19,089)	30.74
Non-vested at December 31, 2023	—	—
Non-vested at January 1, 2022	14,007	$ 28.42
Granted	4,441	33.78
Vested	(4,523)	27.35
Non-vested at December 31, 2022	13,925	30.47

The following table presents information on the amounts expensed related to Restricted Stock Units awarded pursuant to the Long Term Incentive Plan for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Amount Expensed During the Year	$ —	$ 321	$ 141
Compensation Costs for Non-vested Awards Not Yet Recognized	—	—	158

Employee Stock Purchase Plan

In April 2023, Arrow suspended the operation of the ESPP as a result of the now resolved delay in filing the 2022 Form 10-K and the 2023 Q1 Form 10-Q and the related effects under applicable securities laws. In October 2023, the Board of Directors approved the adoption of the 2023 ESPP, which is intended to satisfy the requirements of Section 423 of the Internal Revenue Code. Under this plan, the amount of the discount is 10%. Arrow previously sponsored an ESPP under which employees purchased Arrow's common stock at a 5% discount below market price. Under current accounting guidance, a stock purchase plan with a discount of 5% or less is not considered a compensatory plan. The new qualified 2023 ESPP was approved by Arrow shareholders at the 2024 annual meeting of shareholders.

Director Stock Plan

Arrow maintains a director stock plan, pursuant to which a portion of the directors' fees, as determined by the Board in its sole discretion, is paid to the directors in shares of Company common stock, as opposed to cash or any other form of compensation, subject to applicable law. Each director may elect to receive a greater amount or percentage of his or her directors' fees payable in common stock from the portion that would otherwise have been payable in cash to the director.

Employee Stock Ownership Plan

Arrow maintains an employee stock ownership plan. Substantially all employees of Arrow and its subsidiaries are eligible to participate upon satisfaction of applicable service requirements. The Company makes voluntary cash contributions to the Plan each year.

84

Schedule of ESOP Compensation Expense 2024 2023 2022 ESOP Compensation Expense $ 1,879 $ 1,540 $ 1,457 Note 13: RETIREMENT BENEFIT PLANS (Dollars in Thousands) Arrow sponsors qualified and nonqualified defined benefit pension plans and other postretirement benefit plans for its employees. Arrow maintains a non-contributory pension plan, which covers substantially all employees. Effective December 1, 2002, all active participants in the qualified defined benefit pension plan were given a one-time irrevocable election to continue participating in the traditional plan design, for which benefits were based on years of service and the participant’s final compensation (as defined), or to begin participating in the new cash balance plan design. All new employees who participate in the plan after December 1, 2002 automatically participate in the cash balance plan design. The interest credits under the cash balance plan are based on the 30-year U.S. Treasury rate in effect for November of the prior year with a minimum interest credit of 3.0%. The service credits under the cash balance plan are equal to 6.0% of eligible salaries for employees who become participants on or after January 1, 2003. For employees in the plan prior to January 1, 2003, the service credits are scaled based on the age of the participant, and range from 6.0% to 12.0%. The funding policy is to contribute up to the maximum amount that can be deducted for federal income tax purposes and to make all payments required under ERISA. Arrow also maintains a supplemental non-qualified unfunded retirement plan to provide eligible employees of Arrow and its subsidiaries with benefits in excess of qualified plan limits imposed by federal tax law. Arrow has multiple non-pension postretirement benefit plans. The health care, dental and life insurance plans are contributory, with participants’ contributions adjusted annually. Arrow’s policy is to fund the cost of postretirement benefits based on the current cost of the underlying policies. However, the health care plan provision allows for grandfathered participants to receive automatic increases of Company contributions each year based on the increase in inflation and limited to a maximum of 5%. As of December 31, 2024, Arrow uses the sex-distinct Amount-Weighted Pri-2012 Mortality Tables for employees, healthy retirees and contingent survivors, with mortality improvements projected using Scale MP-2021 on a generational basis for the Pension Plan and the sex-distinct White Collar Amount-Weighted Pri-2012 Mortality Tables for employees, healthy retirees and contingent survivors, with mortality improvements projected using Scale MP-2021 on a generational basis for the Select Executive Retirement Plan. Segment interest rates of 4.66%, 5.25% and 5.57% were used in determining the present value of a lump sum payment/ annuitizing cash balance accounts as of December 31, 2024 Effective January 1, 2021, Arrow Bank, formerly GFNB, amended the Arrow Financial Corporation Employees' Pension Plan. The plan change was adopted January 1, 2021 and the amendment was valued as of December 31, 2020. The plan amendment included the following: Effective January 1, 2021, the benefit payable to or on behalf of each participant: • whose employment with the Employer (or any predecessor Employer, except as noted below) terminated on or before January 1, 2016; • who satisfied the requirements for early, normal, or late retirement as of such termination; • who never participated in the United Vermont Bancorporation Plan and; • who is, or whose beneficiary is, receiving monthly benefit payments from the plan as of January 1, 2021 (including a participant or beneficiary who shall commence receiving benefits from the plan as of January 1, 2021), shall be increased by three percent (3%). The foregoing increase was applied to the monthly benefit actually payable to the participant, or to the participant's beneficiary, as of January 1, 2021, determined after all applicable adjustments, regardless of whether such benefit had been determined under the Company's plan or the plan of a predecessor employer that had been merged into the plan. The plan amendment caused a $352 thousand increase in the projected benefit obligation creating a positive service cost which will be amortized over 9.70 years (the average expected future service of active plan participants.) Effective January 1, 2021, Arrow Bank, formerly GFNB, amended the Arrow Financial Corporation Employees' Select Executive Retirement Plan. The plan change was adopted January 1, 2021 and the amendment was valued as of December 31, 2020. The plan amendment provides a special adjustment to the monthly benefit payment for certain retirees. The plan amendment caused a $123 thousand increase in the projected benefit obligation creating a positive prior service cost which will be amortized over 12.5 years. Effective December 1, 2023, Arrow amended the Arrow Financial Corporation Employees' Pension Plan. The plan change was adopted December 1, 2023 and was valued as of December 31, 2023. The plan amendment was made to reflect a one- time four percent cost of living increase applied to monthly benefit payments. The amendment caused a $526 thousand increase in the projected benefit obligation, creating a positive prior service cost. The amount will be amortized over 7.64 years which is the average expected future years of service of active plan participants. Effective January 1, 2024, Arrow amended the schedule of participants to the Arrow Financial Corporation Employees' Select Executive Retirement Plan. The amendment expanded the pool of eligible participants to include all members of the Executive Leadership Team. The impact on the December 31, 2024 pension benefit obligation was minimal. 85

Effective December 31, 2024, Arrow amended the Arrow Financial Corporation Employees' Pension Plan. The plan change was adopted December 31, 2024 and was valued as of December 31, 2024. The plan amendment established a minimum account balance for certain executives and caused a $441 thousand increase in the projected benefit obligation, creating a positive prior service cost. The amount will be amortized over 7.64 years which is the expected future years of service of active plan participants. Settlement accounting is required when lump sum payments during a fiscal year exceed that fiscal year's Service Cost plus Interest Cost components of the Net Periodic Pension Cost. For 2024 and 2023, settlement accounting was not required. For 2022, the sum of the Service Cost and Interest Cost was $3.3 million and the 2022 total lump sum payments exceeded that amount. The Plan therefore recognized in the 2022 Net Periodic Pension Cost a portion of the Unamortized Net (Gain)/Loss equal to the ratio of the projected benefit obligation for the participants that received a lump sum to the total projected benefit obligation. As of December 31, 2022, the Unamortized Net Loss prior to reflecting settlement accounting was $7.2 million. The ratio of the projected benefit obligation for participants that received a lump sum to the total projected benefit obligation was 8.06%. The effect of the settlement that was recognized in the 2022 Net Periodic Pension Cost was $577 thousand. The following tables set forth changes in the plans’ benefit obligations (projected benefit obligation for pension benefits and accumulated benefit obligation for postretirement benefits) and changes in the plans’ assets and the funded status of the pension plans and other postretirement benefit plan at December 31: Schedule of Defined Benefit Plan Disclosures Defined Benefit Plan Funded Status December 31, 2024 Fair Value of Plan Assets $ 63,893 $ — $ — Benefit Obligation 39,763 4,940 5,550 Funded Status of Plan $ 24,130 $ (4,940) $ (5,550) December 31, 2023 Fair Value of Plan Assets $ 59,199 $ — $ — Benefit Obligation 42,914 6,904 6,221 Funded Status of Plan $ 16,285 $ (6,904) $ (6,221) Employees' Pension Plan Select Executive Retirement Plan Postretirement Benefit Plans 86

Change in Benefit Obligation Benefit Obligation, at January 1, 2024 $ 42,914 $ 6,904 $ 6,221 Service Cost 1 1,692 78 45 Interest Cost 2 2,242 320 320 Plan Participants' Contributions — — 483 Amendments / Curtailments / Special Termination 441 — — Actuarial Loss (3,256) (1,770) (497) Benefits Paid (4,270) (592) (1,022) Benefit Obligation, at December 31, 2024 $ 39,763 $ 4,940 $ 5,550 Benefit Obligation, at January 1, 2023 $ 39,528 $ 6,070 $ 6,482 Service Cost 1 1,593 570 56 Interest Cost 2 2,099 336 332 Plan Participants' Contributions — — 459 Amendments 526 — — Actuarial Gain (Loss) 2,125 357 (397) Benefits Paid (2,957) (429) (711) Benefit Obligation, at December 31, 2023 $ 42,914 $ 6,904 $ 6,221 Change in Fair Value of Plan Assets Fair Value of Plan Assets, at January 1, 2024 $ 59,199 $ — $ — Actual Return on Plan Assets 8,964 — — Employer Contributions — 592 539 Plan Participants' Contributions — — 483 Benefits Paid (4,270) (592) (1,022) Fair Value of Plan Assets, at December 31, 2024 $ 63,893 $ — $ — Fair Value of Plan Assets, at January 1, 2023 $ 54,300 $ — $ — Actual Return on Plan Assets 7,856 — — Employer Contributions — 429 252 Plan Participants' Contributions — — 459 Benefits Paid (2,957) (429) (711) Fair Value of Plan Assets, at December 31, 2023 $ 59,199 $ — $ — Accumulated Benefit Obligation at December 31, 2024 $ 39,763 $ 4,940 $ 5,550 Employees' Pension Plan Select Executive Retirement Plan Postretirement Benefit Plans 87

Amounts Recognized in the Consolidated Balance Sheets December 31, 2024 Prepaid Pension Asset $ 24,130 $ — $ — Accrued Benefit Liability — (4,940) (5,550) Net Benefit (Expense) Recognized $ 24,130 $ (4,940) $ (5,550) December 31, 2023 Prepaid Pension Asset $ 16,285 $ — $ — Accrued Benefit Liability — (6,904) (6,221) Net Benefit (Expense) Recognized $ 16,285 $ (6,904) $ (6,221) Amounts Recognized in Other Comprehensive (Loss) Income For the Year Ended December 31, 2024 Net Unamortized Gain Arising During the Period $ (8,509) $ (1,770) $ (498) Prior Service Cost 441 — — Amortization of Net (Loss) Gain — (24) 337 Amortization of Prior Service Cost (131) (39) (102) Total Other Comprehensive Loss for Pension and Other Postretirement Benefit Plans $ (8,199) $ (1,833) $ (263) For the Year Ended December 31, 2023 Net Unamortized Loss (Gain) Arising During the Period $ (2,315) $ 358 $ (397) Net Prior Service Cost Arising During the Period 526 — — Amortization of Net (Loss) Gain (118) (73) 353 Amortization of Prior Service Cost (62) (39) (104) Total Other Comprehensive (Loss) Income for Pension and Other Postretirement Benefit Plans $ (1,969) $ 246 $ (148) For the Year Ended December 31, 2022 Net Unamortized Loss (Gain) Arising During the Period $ 9,492 $ (983) $ (1,571) Amortization of Net (Loss) Gain — (212) 156 Amortization of Prior Service Cost (78) (44) (106) Settlement Cost (577) — — Total Other Comprehensive Income (Loss) for Pension and Other Postretirement Benefit Plans $ 8,837 $ (1,239) $ (1,521) Accumulated Other Comprehensive Income December 31, 2024 Net Actuarial Gain $ (4,369) $ (55) $ (2,801) Prior Service Cost 1,150 291 160 Total Accumulated Other Comprehensive (Loss) Income, Before Tax $ (3,219) $ 236 $ (2,641) Employees' Pension Plan Select Executive Retirement Plan Postretirement Benefit Plans 88

	Employees' Pension Plan	Select Executive Retirement Plan	Postretirement Benefit Plans
December 31, 2023			
Net Actuarial Loss (Gain)	$ 4,141	$ 1,739	$ (2,641)
Prior Service Cost	840	330	262
Total Accumulated Other Comprehensive Income (Loss), Before Tax	$ 4,981	$ 2,069	$ (2,379)
Net Periodic Benefit Cost			
For the Year Ended December 31, 2024			
Service Cost [1]	$ 1,692	$ 78	$ 45
Interest Cost [2]	2,242	320	320
Expected Return on Plan Assets [2]	(3,710)	—	—
Amortization of Prior Service Cost [2]	131	39	102
Amortization of Net Loss (Gain) [2]	—	25	(337)
Net Periodic Benefit Cost	$ 355	$ 462	$ 130
For the Year Ended December 31, 2023			
Service Cost [1]	$ 1,593	$ 570	$ 56
Interest Cost [2]	2,099	336	332
Expected Return on Plan Assets [2]	(3,416)	—	—
Amortization of Prior Service Cost [2]	62	39	104
Amortization of Net Loss (Gain) [2]	118	73	(353)
Net Periodic Benefit Cost	$ 456	$ 1,018	$ 139
For the Year Ended December 31, 2022			
Service Cost [1]	$ 1,877	$ 835	$ 90
Interest Cost [2]	1,439	225	248
Expected Return on Plan Assets [2]	(4,314)	—	—
Amortization of Prior Service Cost [2]	77	44	106
Amortization of Net Loss [2]	—	212	(156)
Settlement Cost [2]	577	—	—
Net Periodic Benefit (Income) Cost	$ (344)	$ 1,316	$ 288
Weighted-Average Assumptions Used in Calculating Benefit Obligation			
December 31, 2024			
Discount Rate	6.15 %	6.21 %	6.12 %
Rate of Compensation Increase	4.00 %	4.00 %	4.00 %
Interest Rate Credit for Determining Projected Cash Balance Account	4.54 %	4.54 %	
Interest Rates segments to Annuitize Cash Balance Account (Segment 1, Segment 2 and Segment 3, respectively)	4.66%, 5.25% and 5.57%	4.66%, 5.25% and 5.57%	
Interest Rates to Convert Annuities to Actuarially Equivalent Lump Sum Amounts (Segment 1, Segment 2 and Segment 3, respectively)	4.66%,5.25% and 5.57%	4.66%, 5.25% and 5.57%	
December 31, 2023			
Discount Rate	5.52 %	5.53 %	5.51 %
Rate of Compensation Increase	4.00 %	4.00 %	4.00 %
Interest Rate Credit for Determining Projected Cash Balance Account	4.66 %	4.66 %	

89

	Employees' Pension Plan	Select Executive Retirement Plan	Postretirement Benefit Plans
Weighted-Average Assumptions Used in Calculating Net Periodic Benefit Cost			
December 31, 2024			
Discount Rate	5.52 %	5.53 %	5.51 %
Expected Long-Term Return on Plan Assets	6.50 %		
Rate of Compensation Increase	4.00 %	4.00 %	4.00 %
Interest Rate Credit for Determining Projected Cash Balance Account	4.66 %	4.66 %	
Interest Rates to Annuitize Cash Balance Account (Segment 1, Segment 2, and Segment 3, respectively)	4.66%, 5.25% and 5.57%	4.66%,5.25% and 5.57%	
Interest Rates to Convert Annuities to Actuarially Equivalent Lump Sum Amounts (Segment 1, Segment 2 and Segment 3, respectively)	4.66%, 5.25% and 5.57%	4.66%, 5.25% and 5.57%	
December 31, 2023			
Discount Rate	5.59 %	5.61 %	5.62 %
Expected Long-Term Return on Plan Assets	6.50 %		
Rate of Compensation Increase	3.50 %	3.50 %	3.50 %
Interest Rate Credit for Determining Projected Cash Balance Account	3.99 %	3.99 %	
Interest Rates to Annuitize Cash Balance Account (Segment 1, Segment 2, and Segment 3, respectively)	5.50%, 5.76% and 5.83%	5.50%, 5.76% and 5.83%	
Interest Rates to Convert Annuities to Actuarially Equivalent Lump Sum Amounts (Segment 1, Segment 2 and Segment 3, respectively)	5.50%, 5.76% and 5.83%	5.50%, 5.76% and 5.76%	
December 31, 2022			
Discount Rate	3.30 %	5.61 %	3.32 %
Expected Long-Term Return on Plan Assets	6.50 %		
Rate of Compensation Increase	3.50 %	3.50 %	3.50 %
Interest Rate Credit for Determining Projected Cash Balance Account	3.00 %	3.99 %	
Interest Rates to Annuitize Cash Balance Account (Segment 1, Segment 2, and Segment 3, respectively)	5.09%, 5.60% and 5.41%	5.09%, 5.60% and 5.41%	
Interest Rates to Convert Annuities to Actuarially Equivalent Lump Sum Amounts (Segment 1, Segment 2 and Segment 3, respectively)	5.09%, 5.60% and 5.41%	5.09%, 5.60% and 5.41%	

Footnotes:

1. Included in Salaries and Employee Benefits on the Consolidated Statements of Income
2. Included in Other Operating Expense on the Consolidated Statements of Income

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Schedule of Defined Benefit Plan Disclosures
Information about Defined Benefit Plan Assets - Employees' Pension Plan

Fair Value Measurements Using:

Asset Category	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Percent of Total	Target Allocation Minimum	Target Allocation Maximum
December 31, 2024							
Cash	$ —	$ —	$ —	$ —	— %	— %	15.0 %
Interest-Bearing Money Market Fund	2,699	—	—	2,699	4.2 %	— %	15.0 %
Arrow Common Stock	5,593	—	—	5,593	8.8 %	— %	10.0 %
North Country Funds - Equity 1	18,740	—	—	18,740	29.3 %		
Other Mutual Funds - Equity	26,598	—	—	26,598	41.6 %		
Total Equity Funds	45,338	—	—	45,338	70.9 %	55.0 %	85.0 %
Other Mutual Funds - Fixed Income	10,263	—	—	10,263	16.1 %		
Total Fixed Income Funds	10,263	—	—	10,263	16.1 %	10.0 %	30.0 %
Total	$ 63,893	$ —	$ —	$ 63,893	100.0 %		
December 31, 2023							
Cash							
Interest-Bearing Money Market Fund	1,257	—	—	1,257	2.1 %	— %	15.0 %
Arrow Common Stock	5,443	—	—	5,443	9.2 %	— %	10.0 %
North Country Funds - Equity 1	20,012	—	—	20,012	33.8 %		
Other Mutual Funds - Equity	19,883	—	—	19,883	33.6 %		
Total Equity Funds	39,895	—	—	39,895	67.4 %	55.0 %	85.0 %
Other Mutual Funds - Fixed Income	12,012	—	—	12,012	20.3 %		
Total Fixed Income Funds	12,012	—	—	12,012	20.3 %	10.0 %	30.0 %
Alternative ETF	592	—	—	592	1.0 %	— %	20.0 %
Total	$ 59,199	$ —	$ —	$ 59,199	100.0 %		

Footnote:
[1] The North Country Funds - Equity is a publicly traded mutual funds advised by Arrow's subsidiary, North Country Investment Advisers, Inc.

91

Schedule of Defined Benefit Plan Disclosures

	Employees' Pension Plan	Select Executive Retirement Plan	Postretirement Benefit Plans
Expected Future Benefit Payments			
2025	$ 3,679	$ 579	$ 642
2026	3,037	549	657
2027	3,293	531	662
2028	3,294	501	628
2029	3,129	471	615
2030 - 2034	16,966	1,992	2,520
Estimated Contributions During 2025	$ —	$ 579	$ 642
Assumed Health Care Cost Trend Rates			
December 31, 2024			
Health Care Cost Trend Rate Assumed for Next Year			7.75 %
Rate to which the Cost Trend Rate is Assumed to Decline (the Ultimate Trend Rate)			4.04 %
Year that the Rate Reaches the Ultimate Trend Rate			2075
December 31, 2023			
Health Care Cost Trend Rate Assumed for Next Year			7.75 %
Rate to which the Cost Trend Rate is Assumed to Decline (the Ultimate Trend Rate)			4.04 %
Year that the Rate Reaches the Ultimate Trend Rate			2075

Fair Value of Plan Assets (Defined Benefit Plan):

For information on fair value measurements, including descriptions of level 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by Arrow, see Notes 2, *Summary of Significant Accounting Policies,* and 17, *Fair Values*, to the Consolidated Financial Statements.

The fair value of level 1 financial instruments in the table above are based on unadjusted, quoted market prices from exchanges in active markets.

In accordance with ERISA guidelines, the Board authorized the purchase of Arrow common stock up to 10% of the fair market value of the plan's assets at the time of acquisition.

Pension Plan Investment Policies and Strategies:

The pension assets are held in trust and are invested for the exclusive purpose of providing benefits to participants. The investment objective is to achieve an inflation-protected rate of return that meets the actuarial assumption which is used for funding purposes. The investment strategy attempts to maximize the investment return on assets at a level of risk deemed appropriate by the Company while complying with ERISA and any applicable regulations and laws. The investment strategy utilizes asset allocation as a principal determinant for establishing the risk/reward profile of the assets. Asset allocation ranges are established, periodically reviewed, and adjusted as funding levels, and participant benefit characteristics change. Active and passive investment management is employed to help enhance the risk/return profile of the assets.

The plan's assets are invested in a diversified portfolio of equity securities comprised of companies with small, mid, and large capitalizations. Both domestic and international equities are allowed to provide further diversification and opportunity for return in potentially higher growth economies with lower correlation of returns. Growth and value styles of investment are employed to increase the diversification and offer varying opportunities for appreciation. The fixed income portion of the plan may be invested in U.S. dollar denominated debt securities that shall be rated within the top four ratings categories by nationally recognized ratings agencies. The fixed income portion will be invested without regard to industry or sector based on analysis of each target security's structural and repayment features, current pricing and trading opportunities as well as credit quality of the issuer. Individual bonds with ratings that fall below the plan's rating requirements will be sold only when it is in the best interests

92

of the plan. Hybrid investments, such as convertible bonds, may be used to provide growth characteristics while offering some protection to declining equity markets by having a fixed income component. Alternative investments such as Treasury Inflation Protected Securities, commodities, and REITs may be used to further enhance diversification while offering opportunities for return. In accordance with ERISA guidelines, common stock of the Company may be purchased up to 10% of the fair market value of the plan’s assets at the time of acquisition. Derivative investments are prohibited in the plan. The return on assets assumption was developed through review of historical market returns, historical asset class volatility and correlations, current market conditions, the plan’s past experience, and expectations on potential future market returns. The assumption represents a long-term average view of the performance of the assets in the plan, a return that may or may not be achieved during any one calendar year. The assumption is based on the return of the plan using the historical returns adjusted for the potential for lower than historical returns due to low interest rates and other items of potential impact. Cash Flows - We were not required to and we did not make any contribution to our qualified pension plan in 2024. Arrow makes contributions for its postretirement benefits in an amount equal to actual expenses for the year. Note 14: OTHER EXPENSES (Dollars In Thousands) Other operating expenses included in the Consolidated Statements of Income are as follows: 2024 2023 2022 Legal and Other Professional Fees 5,816 8,989 3,076 Postage and Courier 1,362 1,367 1,277 Advertising and Promotion 1,253 1,173 1,190 Stationery and Printing 824 832 805 Intangible Asset Amortization 247 176 193 All Other 5,749 6,630 4,490 Total Other Operating Expense $ 15,252 $ 19,169 $ 11,031 Note 15: INCOME TAXES (Dollars In Thousands) The provision for income taxes is summarized below: Current Tax Expense: 2024 2023 2022 Federal $ 7,187 $ 4,611 $ 12,263 State 1,251 1,035 3,103 Total Current Tax Expense 8,438 5,646 15,366 Deferred Tax (Benefit) Expense: Federal (631) 1,825 (798) State (158) (26) (454) Total Deferred Tax (Benefit) Expense (789) 1,799 (1,252) Total Provision for Income Taxes $ 7,649 $ 7,445 $ 14,114 The provisions for income taxes differed from the amounts computed by applying the U.S. Federal Income Tax Rate of 21% to pre-tax income as a result of the following: 2024 2023 2022 Statutory Federal Tax Rate 21.0% 21.0% 21.0% (Decrease) Increase Resulting From: Tax-Exempt Investment Income (2.1) (2.3) (1.4) State Taxes, Net of Federal Income Tax Benefit 2.3 2.3 3.4 Bank Owned Life Insurance (0.9) (1.0) (0.5) Other Items, Net 0.2 (0.2) (0.1) Effective Tax Rate 20.5% 19.8% 22.4% 93

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are presented below: 2024 2023 Deferred Tax Assets: Net Unrealized Losses on Securities Available-for-Sale Included in Accumulated Other Comprehensive Income $ 9,427 $ 11,003 Allowance for Credit Losses 9,068 8,475 Lease liabilities 2,539 2,635 Pension and Deferred Compensation Plans 3,460 3,708 Pension Liability Included in Accumulated Other Comprehensive Income — 1,210 Historic Tax Credit — 363 Other 773 781 Total Gross Deferred Tax Assets 25,267 28,175 Valuation Allowance for Deferred Tax Assets — — Total Gross Deferred Tax Assets, Net of Valuation Allowance $ 25,267 $ 28,175 Deferred Tax Liabilities: Pension Plans $ 5,397 $ 5,489 Depreciation 4,692 5,094 ROU assets 2,298 2,426 Deferred Income 3,524 3,905 Prepaid Pension Included in Accumulated Other Comprehensive Income 1,445 — Net Unrealized Gains on Equity Securities 241 207 Goodwill 3,373 3,379 Gain on Cash Flow Hedge Agreements Included in Accumulated Other Comprehensive Income 1,620 590 Other 64 — Total Gross Deferred Tax Liabilities $ 22,654 $ 21,090 Deferred Tax Asset, Net $ 2,613 $ 7,085 Management believes that the realization of the recognized gross deferred tax assets at December 31, 2024 and 2023 is more likely than not, based on historic earnings and expectations as to future taxable income. Interest and penalties are recorded as a component of the provision for income taxes, if any. There are no current examinations of our Federal income tax returns, nor have we been notified of any upcoming examinations. During 2024 the State of New York completed a desk audit of the Special Additional Mortgage Recording Tax Credit that Arrow claimed on the 2021 New York State income tax return. The audit resulted in an insignificant balance due. Our Tax years 2021 through 2024 are subject to Federal and New York State examination. Management annually conducts an analysis of its tax positions and has concluded that it has no uncertain tax positions as of December 31, 2024. Note 16: EARNINGS PER SHARE (Dollars In Thousands, Except Per Share Amounts) The following table presents a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per common share ("EPS") for each of the years in the three-year period ended December 31, 2024. When applicable, share and per share amounts have been adjusted for the September 26, 2023 3% stock dividend. Earnings Per Share Year-to-Date Period Ended: 12/31/2024 12/31/2023 12/31/2022 Earnings Per Share - Basic: Net Income $ 29,709 $ 30,075 $ 48,799 Weighted Average Shares - Basic 16,739 17,037 17,008 Earnings Per Share - Basic $ 1.77 $ 1.77 $ 2.86 94

Earnings Per Share - Diluted: Net Income $ 29,709 $ 30,075 $ 48,799 Weighted Average Shares - Basic 16,739 17,037 17,008 Dilutive Average Shares Attributable to Stock Options 6 — 51 Weighted Average Shares - Diluted 16,745 17,037 17,059 Earnings Per Share - Diluted $ 1.77 $ 1.77 $ 2.86 Note 17: FAIR VALUES (Dollars In Thousands) FASB ASC Subtopic 820-10 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and requires certain disclosures about fair value measurements. There are no nonfinancial assets or liabilities measured at fair value on a recurring basis. The only assets or liabilities that Arrow measured at fair value on a recurring basis at December 31, 2024 and 2023 were securities available-for-sale, equity securities and derivatives. Arrow held no securities or liabilities for trading on such dates. For information on fair value measurements, including descriptions of level 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by Arrow, see Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements. The table below presents the financial instrument's fair value and the amounts within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement: Fair Value of Assets and Liabilities Measured on a Recurring and Nonrecurring Basis Fair Value Measurements at Reporting Date Using: Fair Value of Assets and Liabilities Measured on a Recurring Basis: Fair Value Quoted Prices In Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) December 31, 2024 Assets: Securities Available-for Sale: U.S. Treasuries $ 98,070 $ 98,070 $ — $ — U.S. Government & Agency Obligations 69,214 — 69,214 $ — State and Municipal Obligations 240 — 240 — Mortgage-Backed Securities 294,608 — 294,608 — Corporate and Other Debt Securities 979 — 979 — Total Securities Available-for-Sale 463,111 98,070 365,041 $ — Equity Securities 5,055 — 5,055 — Total Securities Measured on a Recurring Basis 468,166 98,070 370,096 — Derivative Assets 12,659 — 12,659 — Total Measured on a Recurring Basis $ 480,825 $ 98,070 $ 382,755 $ — Liabilities: Derivative Liabilities $ 8,638 $ — $ 8,638 $ — Total Measured on a Recurring Basis $ 8,638 $ — $ 8,638 $ — 95

December 31, 2023 Assets: Securities Available-for Sale: U.S. Treasuries $ 74,004 $ 74,004 $ — $ — U.S. Government & Agency Obligations 152,925 — 152,925 $ — State and Municipal Obligations 280 — 280 — Mortgage-Backed Securities 269,760 — 269,760 — Corporate and Other Debt Securities 800 — 800 — Total Securities Available-for-Sale 497,769 74,004 423,765 — Equity Securities 1,925 — 1,925 — Total Securities Measured on a Recurring Basis 499,694 74,004 425,690 — Derivative Assets 12,057 — 12,057 — Total Measured on a Recurring Basis $ 511,751 $ 74,004 $ 437,747 $ — Liabilities: Derivative Liabilities $ 9,598 $ — $ 9,598 $ — Total Measured on a Recurring Basis $ 9,598 $ — $ 9,598 $ — Fair Value of Assets and Liabilities Measured on a Nonrecurring Basis: Fair Value Quoted Prices In Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) December 31, 2024 Collateral Dependent Impaired Loans $ — $ — $ — $ — Other Real Estate Owned and Repossessed Assets, Net 458 — — 458 December 31, 2023 Collateral Dependent Impaired Loans $ — $ — $ — $ — Other Real Estate Owned and Repossessed Assets, Net 312 — — 312 The fair value of financial instruments is determined under the following hierarchy: • Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; • Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and, • Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). U.S. Treasuries purchased in the fourth quarter of 2023, previously reported as Level 2, have been reclassified as Level 1 securities based on the availability of quoted prices in active markets and certain local municipal obligations previously reported as Level 2 have been reclassified as Level 3 based on the lack of an active market. These reclassification had no impact to the total fair value. Fair Value Methodology for Assets and Liabilities Measured on a Recurring Basis The fair value of Level 1 AFS securities are based on unadjusted, quoted market prices from exchanges in active markets. The fair value of Level 2 AFS securities are based on an independent bond and equity pricing service for identical assets or significantly similar securities and an independent equity pricing service for equity securities not actively traded. The pricing services use a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. The fair value of Level 2 equities are based on the last observable price in open markets. The fair value of Level 2 equities are based on the last observable price in open markets. The fair value of Level 2 derivatives is determined using inputs that are observable in the market place obtained from third parties including yield curves, publicly available volatilities, and floating indexes. Fair Value Methodology for Assets and Liabilities Measured on a Nonrecurring Basis The fair value of collateral dependent impaired loans and other real estate owned was based on third-party appraisals less estimated cost to sell. The appraisals may be adjusted by management for qualitative factors such as economic conditions and 96 estimated liquidation expenses. Other assets which might have been included in this table include mortgage servicing rights, goodwill and other intangible assets. Arrow evaluates each of these assets for impairment at least annually, with no impairment recognized for these assets at December 31, 2024 and 2023. Fair Value Methodology for Financial Instruments Not Measured on a Recurring or Nonrecurring Basis The fair value for securities held-to-maturity is determined utilizing an independent bond pricing service for identical assets or significantly similar securities. The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. Local municipal held-to-maturity securities are recorded at cost on the financial statements. That determination is due to several factors including that there is no reliable external pricing available, the vast majority of maturities are under 1-year, and each are guaranteed by their respective municipalities, who are in turn guaranteed by the State of New York. ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" requires that the fair value for loans must be disclosed using the "exit price" notion which is a reasonable estimate of what another party might pay in an orderly transaction. Fair values for loans are calculated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, indirect auto and other consumer loans. Each loan category is further segmented into fixed and adjustable interest rate terms and by performing and nonperforming categories. The fair value of performing loans is calculated by determining the estimated future cash flow, which is the contractual cash flow adjusted for estimated prepayments. The discount rate is determined by starting with current market yields, and first adjusting for a liquidity premium. This premium is separately determined for each loan type. Then a credit loss component is determined utilizing the credit loss assumptions used in the allowance for credit loss model. Finally, a discount spread is applied separately for consumer loans vs. commercial loans based on market information and utilization of the swap curve. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rates are estimated using the FHLBNY yield curve, which is considered representative of Arrow’s time deposit rates. The fair value of FHLBNY advances is calculated by the FHLBNY. The carrying amount of FHLBNY and FRB stock approximates fair value. If the stock was redeemed, the Company will receive an amount equal to the par value of the stock. 97

Fair Value by Balance Sheet Grouping

The following table presents a summary of the carrying amount, the fair value and the fair value hierarchy of Arrow's financial instruments:

Schedule of Fair Values by Balance Sheet Grouping

	Carrying Amount	Fair Value	Fair Value Hierarchy Level 1	Level 2	Level 3
December 31, 2024					
Cash and Cash Equivalents	$ 154,546	$ 154,546	$ 154,546	$ —	$ —
Securities Available-for-Sale	463,111	463,111	98,070	365,041	—
Securities Held-to-Maturity	98,261	96,586	—	75,262	21,324
Equity Securities	5,055	5,055		5,055	
Federal Home Loan Bank and Federal Reserve Bank Stock	4,353	4,353	—	4,353	—
Net Loans	3,360,943	3,137,721	—	—	3,137,721
Accrued Interest Receivable	13,229	13,229	—	13,229	—
Derivative Assets	12,659	12,659	—	12,659	—
Deposits	3,827,930	3,824,699	—	3,824,699	—
Borrowings	8,600	8,386	—	8,386	—
Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts	20,000	20,000	—	20,000	—
Accrued Interest Payable	5,099	5,099	—	5,099	—
Derivative Liabilities	8,638	8,638	—	8,638	—
December 31, 2023					
Cash and Cash Equivalents	$ 142,536	$ 142,536	$ 142,536	$ —	$ —
Securities Available-for-Sale	497,769	497,769	74,004	423,765	—
Securities Held-to-Maturity	131,395	128,837	—	113,640	15,197
Equity Securities	1,925	1,925		1,925	
Federal Home Loan Bank and Federal Reserve Bank Stock	5,049	5,049	—	5,049	—
Net Loans	3,181,643	2,940,318	—	—	2,940,318
Accrued Interest Receivable	11,076	11,076	—	11,076	—
Derivative Assets	12,057	12,057	—	12,057	—
Deposits	3,687,566	3,683,122	—	3,683,122	—
Borrowings	26,500	26,189	—	26,189	—
Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts	20,000	20,000	—	20,000	—
Accrued Interest Payable	6,289	6,289	—	6,289	—
Derivative Liabilities	9,598	9,598	—	9,598	—

Note 18: LEASES (Dollars In Thousands)

Arrow is a lessee in its leases, which are mainly for financial services locations in addition to leases for corporate vehicles. These leases generally require the Company to pay third-party expenses on behalf of the Lessor, which are referred to as variable payments. Under some leases, the Company pays the variable payments to the lessor, and in other leases, the Company pays the variable payments directly to the applicable third party. None of the Company's current leases include any residual value guarantees or any subleases, and there are no significant rights or obligations of the Company for leases that have not commenced as of the reporting date.

Arrow leases three of its branch offices, at market rates, from Stewart's Shops Corp. Additionally, on June 14th, 2024, Arrow entered into a sale-leaseback agreement with Stewart's Shops Corp. for a bank branch location. The sale price of the property was $1.1 million which resulted in a gain of $377 thousand. The lease agreement began in June 2024 and runs through May 2029, with rent totaling $5 thousand per month for the remainder of the lease. Mr. Gary C. Dake, President of Stewart's Shops Corp., serves as a director on the board of directors for Arrow and Arrow Bank. Additional information regarding this relationship can be found in Part III, Item 13 under the caption "Related Party Transactions."

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The following includes quantitative data related to the Company's leases as of and for the twelve months ended December 31, 2024 and December 31, 2023:

		Twelve Months Ended	
Finance Lease Amounts:	**Classification**	December 31, 2024	December 31, 2023
Right-of-Use Assets	Premises and Equipment, Net	$ 4,283	$ 4,460
Lease Liabilities	Finance Leases	5,005	5,066
Operating Lease Amounts:			
Right-of-Use Assets	Other Assets	$ 4,628	$ 4,948
Lease Liabilities	Other Liabilities	4,842	5,152
Other Information:			
Cash Paid For Amounts Included In The Measurement Of Lease Liabilities:			
Operating Outgoing Cash Flows From Finance Leases		189	191
Operating Outgoing Cash Flows From Operating Leases		636	817
Financing Outgoing Cash Flows From Finance Leases		61	53
Right-of-Use Assets Obtained In Exchange For New Finance Lease Liabilities		—	—
Right-of-Use Assets Obtained In Exchange For New Operating Lease Liabilities		326	146
Weighted-average Remaining Lease Term - Finance Leases (Yrs.)		25.58	26.28
Weighted-average Remaining Lease Term - Operating Leases (Yrs.)		10.44	11.15
Weighted-average Discount Rate—Finance Leases		3.75 %	3.75 %
Weighted-average Discount Rate—Operating Leases		3.37 %	3.08 %

Lease cost information for the Company's leases is as follows:

	Three Months Ended		Twelve Months Ended	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Lease Cost:				
Finance Lease Cost:				
Reduction in the Carrying Amount of Right-of-Use Assets	$ 44	$ 44	$ 176	$ 176
Interest on Lease Liabilities	47	48	189	191
Operating Lease Cost	202	195	799	981
Short-term Lease Cost	10	15	38	61
Variable Lease Cost	57	52	234	231
Total Lease Cost	$ 360	$ 354	$ 1,436	$ 1,640

Future Lease Payments at December 31, 2024 are as follows:

		Operating Leases	Finance Leases
Twelve Months Ended:			
	12/31/2025	$ 779	$ 263
	12/31/2026	691	268
	12/31/2027	632	268
	12/31/2028	550	268
	12/31/2029	521	275
	Thereafter	2,620	6,721
Total Undiscounted Cash Flows		5,793	8,063
Less: Net Present Value Adjustment		951	3,058
Lease Liability		$ 4,842	$ 5,005

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Note 19. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (In Thousands) Arrow is exposed to certain risks arising from both its business operations and economic conditions. Arrow principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Arrow manages economic risks, including interest rate, primarily by managing the amount, sources and duration of its assets and liabilities and through the use of derivative instruments. Specifically, Arrow enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Arrow's derivative financial instruments are used to manage differences in the amount, timing and duration of known or expected cash receipts and its known or expected cash payments principally related to certain fixed rate borrowings. Arrow also has interest rate derivatives that result from a service provided to certain qualifying customers and, therefore, are not used to manage interest rate risk in Arrow's assets or liabilities. Arrow's goal is to have a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions. Derivatives Not Designated as Hedging Instruments Arrow enters into interest rate swap agreements with its commercial customers to provide them with a long-term fixed rate, while simultaneously entering into offsetting interest rate swap agreements with a counterparty to swap the fixed rate to a variable rate to manage interest rate exposure. These Back to back interest rate swap agreements are not designated as a hedge for accounting purposes. As the interest rate swap agreements have substantially equivalent and offsetting terms, they do not present material interest rate exposure to Arrow's consolidated statements of income. Arrow records its interest rate swap agreements at fair value and is presented on a gross basis within other assets and other liabilities on the consolidated balance sheets. Changes in the fair value of assets and liabilities arising from these derivatives are included, net, in other income in the consolidated statement of income. The following table depicts the fair value adjustment recorded related to the notional amount of derivatives, not designated as hedging instruments, outstanding as well as the notional amount of the interest rate swap agreements: Derivatives Not Designated as Hedging Instruments - Interest Rate Swap Agreements December 31, 2024 December 31, 2023 Fair value adjustment included in other assets $ 5,520 $ 6,208 Fair value adjustment included in other liabilities 5,520 6,208 Notional amount 104,897 123,197 Derivatives Designated as Hedging Instruments Arrow entered into two pay-fixed portfolio layer method (PLM) fair value swaps, designated as hedging instruments, with a total notional amount of $250 million and $50 million, respectively, in the third quarter of 2023. Under PLM, the hedged items are designated as hedged layers of a closed portfolio of financial loans that are anticipated to remain outstanding for the designated hedged period. Adjustments will be made to record the swaps at fair value on the Consolidated Balance Sheets, with changes in fair value recognized in interest income. The carrying value of the fair value swaps on the Consolidated Balance Sheets will also be adjusted through interest income, based on changes in fair value attributable to changes in the hedged risk. The following table depicts the fair value adjustment recorded related to the notional amount of derivatives, designed as hedging instruments, outstanding as well as the notional amount of the interest rate swap agreements: Derivatives Designated as Hedging Instruments - Fair Value Agreements December 31, 2024 December 31, 2023 Fair value adjustment included in other assets $ — $ — Fair value adjustment included in other liabilities 2,263 5,678 Notional amount 300,000 300,000 The following table summarizes the effect of the fair value hedging relationship recognized on the consolidated statement of income: Derivatives Designated as Hedging Instruments - Fair Value Agreements Twelve Months Ended Twelve Months Ended December 31, 2024 December 31, 2023 Hedged Asset $ 2,234 $ 5,849 Fair value derivative designated as hedging instrument (2,263) (5,828) Total (loss) gain recognized in the consolidated statements of income with interest and fees on loans (29) 21 100

The following table represents the carrying value of the portfolio layer method hedged assets and the cumulative fair value hedging adjustment included in the carrying value of the hedged asset: Derivatives Designated as Hedging Instruments - Fair Value Swap Agreements December 31, 2024 December 31, 2023 Carrying Value of Portfolio Layer Method Hedged Asset $ 302,234 $ 305,849 Cumulative Fair Value Hedging Adjustment 2,234 5,849 In the third quarter of 2024, Arrow entered into a forward interest rate swap agreement which will commence in the first quarter of 2025, designated as a cash flow hedge, to add stability to interest expense and to manage its exposure to the variability of the future cash flows attributable to the contractually specified interest rates. The notional amount is $125 million and will synthetically fix the variable rate interest payments. The effective fixed rate is 3.29% until maturity. Arrow entered into pay-fixed interest rate swaps to convert rolling 90 days brokered deposits. The funding will serve as the long-term replacement of the BTFP borrowings at 4.76%, which were replaced with brokered CDs in the fourth quarter at a rate of 4.70%. The following table indicates the effect of cash flow hedge accounting on AOCI and on the consolidated statement of income. Derivatives Designated as Hedging Instruments - Cash Flow Hedge Agreements Twelve Months Ended Twelve Months Ended December 31, 2024 December 31, 2023 Fair value adjustment included in other assets $ 1,757 $ — Amount of gain recognized in AOCI 1,757 — In the fourth quarter of 2023, Arrow entered into two interest rate swaps, designated as cash flow hedges, to add stability to interest expense and to manage its exposure to the variability of the future cash flows attributable to the contractually specified interest rates. The notional amounts were $100 million and $75 million, respectively. Arrow entered into pay-fixed interest rate swaps to convert rolling 90 days brokered deposits. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income ("AOCI") and subsequently reclassified into interest expense in the same period during which the hedge transaction affects earnings. The following table indicates the effect of cash flow hedge accounting on AOCI and on the consolidated statement of income. Derivatives Designated as Hedging Instruments - Cash Flow Hedge Agreements December 31, 2024 December 31, 2023 Fair value adjustment included in other liabilities $ 855 $ 2,710 Amount of gain (loss) recognized in AOCI 3,383 (2,553) Amount of gain reclassified from AOCI to interest expense 1,528 157 In 2019, Arrow entered into interest rate swaps to synthetically fix the variable rate interest payments associated with $20 million in outstanding subordinated trust securities. These agreements are designated as cash flow hedges. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income ("AOCI") and subsequently reclassified into interest expense in the same period during which the hedge transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on Arrow's Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts borrowings. The following table indicates the effect of cash flow hedge accounting on AOCI and on the consolidated statement of income. Derivatives Designated as Hedging Instruments - Cash Flow Hedge Agreements December 31, 2024 December 31, 2023 Fair value adjustment included in other assets $ 5,382 $ 4,998 Amount of gain/(loss) recognized in AOCI 1,358 (1,355) Amount of gain/(loss) reclassified from AOCI to interest expense 974 (907) 101

Note 20: REGULATORY MATTERS (Dollars in Thousands)

In the normal course of business, Arrow and its subsidiaries operate under certain regulatory restrictions, such as the extent and structure of covered inter-company borrowings and maintenance of reserve requirement balances.

The principal source of the funds for the payment of stockholder dividends by Arrow has been from dividends declared and paid to Arrow by Arrow Bank. As of December 31, 2024, the maximum amount that could have been paid by to Arrow by GFNB and SNB, prior to the Unification, without prior regulatory approval, was approximately $44.4 million.

Under current Federal Reserve regulations, Arrow is prohibited from borrowing from Arrow Bank unless such borrowings are secured by specific obligations. Additionally, the maximum of any such borrowings from Arrow Bank (aggregated with all other "covered transactions" between Arrow Bank and Arrow) is limited to 10% of that bank's capital and surplus. Loans and other covered transactions between Arrow Bank and all of its affiliates cannot exceed 20% of that bank's capital and surplus.

Arrow and Arrow Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on an institution's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Arrow and Arrow Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Current quantitative measures established by regulation to ensure capital adequacy require Arrow and Arrow Bank to maintain minimum capital amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2024 and 2023, that Arrow Bank meet all capital adequacy requirements to which it is subject. The regulatory capital requirements incorporate a capital concept, the so-called "capital conservation buffer" (set at 2.5%), which must be added to each of the minimum required risk-based capital ratios (i.e., the minimum CET1 ratio, the minimum Tier 1 risk-based capital ratio and the minimum total risk-based capital ratio).

As of December 31, 2024, Arrow Bank qualified as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," Arrow Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage, and CET1 risk-based ratios as set forth in the table below. There are no conditions or events that management believes have changed Arrow's or Arrow Bank's categories. The actual capital amounts and ratios for Arrow and Arrow Bank are presented in the table below as of December 31, 2024 and 2023:

	Actual		Minimum Amounts For Capital Adequacy Purposes (including "capital conservation buffer")		Minimum Amounts To Be Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024						
Total Capital (to Risk Weighted Assets):						
Arrow	$ 452,506	14.5 %	$ 328,268	10.5 %	$ 312,636	10.0 %
Arrow Bank National Association	435,628	14.0 %	327,050	10.5 %	311,476	10.0 %
Tier I Capital (to Risk Weighted Assets):						
Arrow	417,338	13.4 %	265,741	8.5 %	250,109	8.0 %
Arrow Bank National Association	400,460	12.9 %	264,755	8.5 %	249,181	8.0 %

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	Actual Amount	Actual Ratio	Minimum Amounts For Capital Adequacy Purposes (including "capital conservation buffer") Amount	Ratio	Minimum Amounts To Be Well-Capitalized Amount	Ratio
Tier I Capital (to Average Assets):						
Arrow	417,338	9.6 %	173,952	4.0 %	217,440	5.0 %
Arrow Bank National Association	400,460	9.2 %	173,656	4.0 %	217,070	5.0 %
Common Equity Tier 1 Capital (to Risk Weighted Assets):						
Arrow	397,285	12.7 %	218,845	7.0 %	203,214	6.5 %
Arrow Bank National Association	400,407	12.9 %	218,033	7.0 %	202,459	6.5 %
As of December 31, 2023						
Total Capital (to Risk Weighted Assets):						
Arrow	$ 447,091	14.7 %	$ 319,351	10.5 %	$ 304,144	10.0 %
Glens Falls National	320,449	14.3 %	235,295	10.5 %	224,090	10.0 %
Saratoga National	110,510	13.7 %	84,697	10.5 %	80,664	10.0 %
Tier I Capital (to Risk Weighted Assets):						
Arrow	414,221	13.7 %	256,998	8.5 %	241,881	8.0 %
Glens Falls National	297,667	13.2 %	191,680	8.5 %	180,404	8.0 %
Saratoga National	100,449	12.5 %	68,305	8.5 %	64,287	8.0 %
Tier I Capital (to Average Assets):						
Arrow	414,221	9.8 %	169,070	4.0 %	211,337	5.0 %
Glens Falls National	297,667	9.2 %	129,420	4.0 %	161,776	5.0 %
Saratoga National	100,449	9.6 %	41,854	4.0 %	52,317	5.0 %
Common Equity Tier 1 Capital (to Risk Weighted Assets):						
Arrow	394,166	13.0 %	212,243	7.0 %	197,083	6.5 %
Glens Falls National	297,612	13.2 %	157,825	7.0 %	146,551	6.5 %
Saratoga National	100,449	12.5 %	56,251	7.0 %	52,233	6.5 %

Note 21: PARENT ONLY FINANCIAL INFORMATION (Dollars In Thousands)

Condensed financial information for Arrow Financial Corporation is as follows:

BALANCE SHEETS	December 31, 2024	2023
ASSETS		
Interest-Bearing Deposits with Arrow Bank	$ 333	$ 1,305
Equity Securities	2,144	1,925
Investment in Subsidiaries at Equity	401,228	381,160
Other Assets	19,159	17,185
Total Assets	$ 422,864	$ 401,575
LIABILITIES		
Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts	$ 20,000	$ 20,000
Other Liabilities	1,963	1,803
Total Liabilities	21,963	21,803
STOCKHOLDERS' EQUITY		
Total Stockholders' Equity	400,901	379,772
Total Liabilities and Stockholders' Equity	$ 422,864	$ 401,575

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STATEMENTS OF INCOME Years Ended December 31, Income: 2024 2023 2022 Dividends from Bank Subsidiaries $ 25,100 $ 24,000 $ 19,264 Interest and Dividends on Investments 47 47 49 Other Income (Including Management Fees) 934 363 1,095 Total Income 26,081 24,410 20,408 Expense: Interest Expense 685 685 685 Other Expense 1,325 4,280 1,030 Total Expense 2,010 4,965 1,715 Income Before Income Tax Benefit and Equity in Undistributed Net Income of Subsidiaries 24,071 19,445 18,693 Income Tax Benefit 487 1,242 257 Equity in Undistributed Net Income of Subsidiaries 5,151 9,388 29,849 Net Income $ 29,709 $ 30,075 $ 48,799 The Statement of Changes in Stockholders’ Equity is not reported because it is identical to the Consolidated Statement of Changes in Stockholders’ Equity. STATEMENTS OF CASH FLOWS Years Ended December 31, 2024 2023 2022 Cash Flows from Operating Activities: Net Income $ 29,709 $ 30,075 $ 48,799 Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: Undistributed Net Income of Subsidiaries (5,151) (9,388) (29,849) Shares Issued Under the Directors’ Stock Plan 495 218 408 Changes in Other Assets and Other Liabilities (1,673) (229) (754) Net Cash Provided by Operating Activities 23,380 20,676 18,604 Cash Flows from Financing Activities: Stock Options Exercised 433 96 631 Shares Issued Under the Employee Stock Purchase Plan 291 120 477 Shares Issued for Dividend Reinvestment Plans — 472 1,904 Purchase of Treasury Stock (6,790) (3,608) (2,872) Cash Dividends Paid (18,286) (17,983) (17,444) Net Cash Used in Financing Activities (24,352) (20,903) (17,304) Net (Decrease) Increase in Cash and Cash Equivalents (972) (227) 1,300 Cash and Cash Equivalents at Beginning of the Year 1,305 1,532 232 Cash and Cash Equivalents at End of the Year $ 333 $ 1,305 $ 1,532 Supplemental Disclosures to Statements of Cash Flow Information: Interest Paid $ 685 $ 685 $ 685 104

Note 22: Segment Reporting The Company's revenue is primarily derived from community banking. Arrow's Chief Executive Officer ("CEO") is considered to be the Company's Chief Operating Decision Maker ("CODM"). The CEO manages its operations and monitors its financial performance on a consolidated basis The Executive Management Team includes the following officers of the Company: • President and CEO, • Senior Executive Vice President, Chief Financial Officer, Treasurer & Chief Accounting Officer, • Senior Executive Vice President, Chief Risk Officer, • Senior Executive Vice President, Chief Credit Officer, • Senior Executive Vice President, Chief Banking Officer, • Executive Vice President, Chief Information Officer and • Executive Vice President, Chief Human Resources Officer. Financial performance is reported to the CODM monthly. Net consolidated income and EPS are the primary measures used by the Executive Management team to evaluate Arrow's performance. Secondary measures include metrics like ROA and Net Interest Margin. All measures are reviewed and either affirmed or changed annually by the CODM and the Board of Directors. The presentation of financial performance to the CODM is consistent with the amounts and financial statement captions shown on the Company's consolidated balance sheets and consolidated statements of income. Significant expenses of the Company are adequately segmented in the consolidated statements of income to include all significant items when considering both quantitative and qualitative factors. These significant expenses include salaries and employee benefits, occupancy expense, technology and equipment expense, FDIC assessments and other operating expense. All of the Company's financial results are considered by the Executive Management Team to be aggregated into one reportable segment which is community banking. While the Company does designate management responsibilities by certain business-lines, the Company's CODM evaluates financial performance on a Company-wide basis. The primary source of Arrow's revenue is from its community banking operation. All of Arrow's designated business lines have either similar characteristics, products and services, or are complementary products. Therefore, the operations of the Company are managed and considered by the Executive Management Team as one reportable segment. 105

Note 23. BRANCH ACQUISITION (In Thousands) On August 2, 2024 Arrow Bank, formerly GFNB, completed the previously announced acquisition of the Whitehall Branch. The Whitehall Branch assets acquired consisted primarily of loans, as well as branch premises and substantially all of the personal property and equipment used in the operation of the Whitehall Branch. Goodwill of $1,510 was recognized, reflecting in large part the cost (external/internal) and time savings of not having to build out and establish a new branch and being able to benefit from already existing customer relationships. The fair value of intangible assets acquired, primarily core deposit intangibles, was $955. The liabilities assumed from the Whitehall Branch acquisition were primarily deposits. The following table summarizes the amount of the consideration received for the Whitehall Branch and the amounts of assets acquired and liabilities assumed recognized at the acquisition date. Total consideration received $ 32,307 Total assets acquired $ 3,866 Total liabilities assumed $ (37,683) Total Fair Value of Identifiable Net Assets $ (33,817) Goodwill $ 1,510 NOTE 24. RELATED PARTY TRANSACTIONS (In Thousands) Loans to principal officers, directors and their affiliates during 2024 were as follows: Balance January 1, 2024 $ 5,059 New loans 1,341 Repayments (1,498) Balance December 31, 2024 $ 4,902 Deposits from principal officers, directors and their affiliates at December 31, 2024 were approximately $12.3 million. In addition, Arrow currently leases properties from a related party, further discussion of those transactions is included in Note 18. 106

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure - None. Item 9A. Controls and Procedures Management, under the supervision and with the participation of the Chief Executive Officer (who is our principal executive officer) and Chief Financial Officer (who is our principal financial officer), evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024, our disclosure controls and procedures over financial reporting were effective. The previously disclosed material weaknesses in Arrow's controls and procedures over financial reporting have been remediated and are further described below under the heading "Management's Report on Internal Control Over Financial Reporting." Management’s Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). As of December 31, 2024, our management, under the oversight of our Board of Directors, evaluated the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established by the Committee of Sponsoring Organization of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024 due to the remediation of the material weaknesses previously disclosed in the 2022 Form 10-K and in the 2023 Annual Report on Form 10-K, (the “2023 Form 10-K”). The remediation of the material weaknesses previously disclosed are described below under the header "Remediation of Prior Material Weaknesses in Internal Control Over Financial Reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024. Remediation of Prior Material Weaknesses in Internal Control Over Financial Reporting Management of the Company previously identified and disclosed material weaknesses that existed as of December 31, 2022 and December 31, 2023 related to maintaining effective monitoring and oversight of controls including testing of management’s internal control over financial reporting and the completeness and accuracy of information presented to the Audit Committee as well as effectively performing risk assessment procedures to identify the impact of the September 2022 core banking system conversion on our internal controls over financial reporting. The material weaknesses noted above did not result in misstatements to our consolidated financial statements as of December 31, 2022 or December 31, 2023. As of December 31, 2023, certain remediation measures for these existing material weaknesses were implemented and operating but were not in place for a sufficient amount of time for the material weakness to be considered remediated. KPMG LLP, the Company’s independent registered public accounting firm, who audited the consolidated financial statements included in the 2023 Form 10-K, has issued an attestation report on the Company’s internal control over financial reporting. KPMG LLP’s attestation report contains an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. KPMG LLP’s report is included in Item 8 of the 2023 Form 10-K. During the year ended December 31, 2024, management completed the following remedial actions: • The Company evaluated the assignment of responsibilities of internal and external resources associated with the performance of internal control over financial reporting and hired additional resources, contracted external resources, and/or provided additional training to existing resources as appropriate. In addition, we have a process in place to identify and maintain the information required to support the functioning of internal control. • Audit Committee and management implemented the following actions to improve the monitoring activities related to Audit Committee oversight over Internal Audit’s testing of management’s internal control over financial reporting: ◦ Increased the frequency and depth of reporting to the Audit Committee through the creation of a sub- committee of Audit Committee members that meet in the months in which the full Audit Committee does not have scheduled meetings or as needed. ◦ Instituted more frequent Audit Committee meetings to facilitate timely review of matters related to the results of the Company’s monitoring program and Internal Audit’s progress against their plan as well as status of control testing results. ◦ Developed a comprehensive internal audit strategy and program to test management’s controls over financial reporting. 107

◦ Developed a robust reporting mechanism to ensure the completeness, accuracy and improved effectiveness of information which is presented on a timely basis to the Audit Committee to help fulfill the Audit Committee's oversight responsibilities. ◦ Utilized monthly dashboards to report status and results of internal audits as well as operations of internal controls over financial reporting. ◦ Engaged a professional services firm to review the Company’s control program required by the Sarbanes- Oxley Act of 2002, as amended, and assist Management with its overall Company-wide processes and with selecting and developing control activities designed to mitigate risks and support achievement of control objectives. • Performed a thorough risk assessment to identify the impact of the core banking system conversion on our internal control over financial reporting. As a result, the company identified the need for additional controls to mitigate risks and support the achievement of control objectives. These controls have been implemented as part of the overall remediation. Management has assessed the executed remediation of previously disclosed material weaknesses and concluded that the remediation was successful and internal controls over financial reporting were operating effectively as of December 31, 2024. The Company’s independent registered public accounting firm, Crowe LLP, has also assessed the remediation and reached the same conclusion as the Company's management. Crowe issued their report on the Company’s internal control over financial reporting, shown under the heading, Report of Independent Registered Public Accounting Firm. Changes in Internal Control Over Financial Reporting Except for the remediation of the previously disclosed material weaknesses described above, there were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the year ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Item 9B. Other Information Rule 10b5-1 Trading Arrangements of our Directors and Officers During the fourth quarter of 2024, none of Arrow’s directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933). Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections – None. 108

250 Glen Street, Glens Falls, New York 12801 • arrowfinancial.com • (518) 415-4307